UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of March 2022

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

ULTRAPAR HOLDINGS INC.

ITEM

1. Explanatory Note
2. Shareholders’ Meeting Manual
3. Remote voting form – Annual General Shareholders’ Meeting
4. Remote voting form – Extraordinary Shareholders’ Meeting

EXPLANATORY NOTE

Adjustments in the average individual compensation of administrative bodies for 2021, contained in the first table of Item 13.11, of the Exhibit VI of the Annual and Extraordinary General Shareholders’ Meeting Manual. Also additional adjustment in the notes of this same item.

Shareholders’ Meeting Manual

Annual and Extraordinary General Shareholders’ Meeting

of April 13, 2022

Digital-only meeting

Message from the Chairman of the Board of Directors
Invitation letter
Call Notice
Additional procedures
Management proposal for matters to be discussed in the Annual and Extraordinary General Shareholders’ Meeting, including:
Exhibit I – Report on the source and rational for the proposed amendment to the Bylaws of Ultrapar Participações S.A.
Exhibit II - Financial statements referring to the fiscal year ended on December 31, 2021, including (i) the Management Report of the fiscal year ended on December 31, 2021; (ii) Report from our Independent Auditors and (iii) Report from our Fiscal Council
Exhibit III - Management discussion and analysis on the financial conditions of the Company, under the terms of item 10 of the Reference Form
Exhibit IV - Allocation of net income proposal for the fiscal year, pursuant to Annex 9-1-II of CVM Instruction 481/09
Exhibit V - Information regarding the candidate for member of the Board of Directors and the candidates for the Fiscal Council appointed or supported by the management, pursuant to items 12.5 to 12.10 of the Reference Form
Exhibit VI - Information about the management compensation, under the terms of item 13 of the Reference Form
Power of Attorney

MESSAGE FROM THE CHAIRMAN OF THE BOARD OF DIRECTORS

Dear Shareholders,

The year of 2021 was one of significant transformations for the Ultra Group.

Ultragaz, Ultracargo and Oxiteno registered record results and profitability in 2021. Ipiranga and Extrafarma, in turn, had lower results in the first semester and, even with an improvement in their operations during the second semester, they didn’t reach desired levels of profitability. In this sense, we have implemented a series of operational changes and adjustments geared towards recovering Ipiranga's trajectory of profitable growth over the course of 2022 and 2023.

We made significant progress in our portfolio review strategy, with the signing of the sale agreements of Oxiteno and Extrafarma (still pending their respective closings), in addition to the conclusion of the sale of our equity interest in ConectCar.

It’s worth mentioning the significant renovation of our management and governance structure carried out in 2021, strengthening the pillars for Ultra Group’s progress and perpetuity. In April, three new members were elected to Ultrapar’s Board of Directors, adding even more experience and skills to the Company. The succession of the executive leadership position of Ultra Group and Ipiranga was also carried out, as well as the establishment and subsequent beginning of the process for the succession plan to the Ultrapar’s Chairman of the Board of Directors, with the conclusion being expected for April 2023. In addition, we also highlight the renewal of the group of managers of Ultra Group and its businesses.

At the same time, we consolidated our sustainability strategy, which became an intrinsic part of the Company's strategic plan, strengthening the integrated view in the decision-making process, considering financial, social, environmental and corporate governance topics. Another highlight is the establishment of the Ultrapar’s Sustainability and Corporate Affairs executive position, in March 2021.

Ultrapar enters 2022 strengthened to increase long-term value creation for its shareholders and other stakeholders and ready for a new cycle of growth.

We invite all our shareholders to participate in our meeting, whose details regarding attendance and representation, as well as the necessary information for voting decisions, may be found throughout this Meeting Manual.

PEDRO WONGTSCHOWSKI
Chairman of the Board of Directors

INVITATION LETTER

Dear Shareholders,

It is a pleasure to invite you to participate in the Annual and Extraordinary General Shareholders' Meeting ("Meeting") of Ultrapar Participações S.A. ("Ultrapar"), to be held on April 13, 2022, at 2:00 pm (Brazil time), exclusively in digital form, pursuant to the terms of the respective call notice.

All Ultrapar shareholders (including holders of common shares in the form of ADRs) will be able to vote on all matters of the agenda. Each common share gives the right to one vote in the Meeting’s resolutions. ADR holders must vote as determined in a communication to be released by the depositary under the terms of the deposit agreement.

This document aims to clarify and guide the resolutions to be taken and the procedures necessary for your attendance or representation in the Meeting.

Ultrapar's Investor Relations department is available for further clarification on the e-mail invest@ultra.com.br or by phone +55 11 3177-7014.

We count on your participation,

PEDRO WONGTSCHOWSKI
Chairman of the Board of Directors

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ No. 33.256.439/0001-39

NIRE 35.300.109.724

Call Notice

ANNUAL AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

The Shareholders of Ultrapar Participações S.A. (“Ultrapar” or “Company”) are hereby invited to attend the Annual and Extraordinary General Shareholders’ Meeting that shall be held on April 13, 2022, at 2:00 p.m. (Brazil time), exclusively in digital form, pursuant to the terms of CVM Instruction 481/09, as amended, and by CVM Instruction 622/20 (“ICVM 481”), without prejudice of use of remote voting form (“Meeting”), to discuss the following Agenda:

In Annual General Shareholders’ Meeting:

1. Analysis and approval of the report and accounts of the Management, as well as the financial statements of the fiscal year ended on December 31, 2021, together with the report from the Independent Auditors and the report from the Fiscal Council;

2. Allocation of net income for the fiscal year ended on December 31, 2021;

3. Establishment of the Management's global compensation;

4. Election of the members of the Fiscal Council and respective alternates, given the request for the installation of the Fiscal Council made by a shareholder representing more than 2% (two percent) of the voting shares issued by the Company, under the terms of Law No. 6,404/76 and CVM Instruction 324/00; and

5. Considering the item above, the establishment of the compensation of the members of the Fiscal Council for the term of office that begins in April 2022.

In Extraordinary General Shareholders’ Meeting:

1. Change of the number of members that integrate the Board of Directors;

2. Election of member of the Board of Directors;

3. Resolution on the following amendments to the Company’s Bylaws as detailed in the Management Proposal disclosed to the market on this date:

(a)    change in the percentage of independent members of the Board of Directors;

(b)    change in the composition of the advisory committees of the Board of Directors;

(c)    adaptation of the statutory provisions applicable to the Audit and Risks Committee, in order to adapt it to the requirements of CVM Resolution 23/21; and

(d)    reduction of the percentage of net income to be allocated to the payment of mandatory dividends to shareholders, along with the consequent adjustment in the percentage to be allocated to the investment reserve.

4. Ratification on the change in the number of common shares into which the Company's capital stock is divided, due to the partial exercise of the rights conferred by the subscription warrants issued by the Company as of the approval of the merger of shares issued by Imifarma Produtos Farmacêuticos e Cosméticos S.A. by the Company, approved by the Extraordinary General Shareholders’ Meeting held on January 31, 2014; and

5. Approval of the consolidation of the Bylaws, in order to reflect the changes proposed in the items above.

Attendance at the Meeting

The shareholders, including holders of American Depositary Receipts (“ADRs”), of the Company may attend the Meeting in person or represented by proxies, upon the fulfillment of the requirements for attendance provided for in the Company’s Bylaws, presenting the documents listed under items Individual Shareholder, Corporate Shareholder and Investment Funds below.

Shareholder capacity will be evidenced upon submission of the statement issued by the institution providing book-entry services or the custodian institution, with the number of shares included therein within up to three (3) days before the Meeting.

The Company will adopt for this General Shareholders’ Meeting the remote voting system in accordance with ICVM 481, allowing its shareholders to send, through their respective custody agents or bookkeeping institution or directly to the Company, a remote voting form, as provided by the Company together with other documents to be discussed at the Meeting. The Company informs that the instructions for the exercise of the remote voting are described in the Annual and Extraordinary General Shareholders’ Meeting’s Manual. The remote voting forms submitted by the shareholders by virtue of the first call of the Meeting shall be deemed valid for the second call, pursuant to the terms of ICVM 481.

The Meeting shall be exclusively held by digital means, pursuant to the terms of ICVM 481, through a digital platform (“Platform”); accordingly, the shareholders shall attend at the Meeting solely by means of the following:

(a) through remote voting form, which detailed guidelines with respect to the necessary documentation for remote voting are included in such form; and

(b) through digital platform, in person or by attorney-in-fact duly appointed, and the shareholder: (i) may solely attend at the Meeting, regardless of the submission of the form; or (ii) attend to and vote at the Meeting; in this case, provided that the eventual votes issued by the shareholder through the remote voting form shall be disregarded.

Holders of ADRs will be represented at the Meeting by the custodian of underlying shares of the ADRs, pursuant to the deposit agreement dated as of September 16, 1999 (“Deposit Agreement”). Voting procedures with respect to the ADRs shall be specified in a communication to be sent to ADRs holders by the depositary, pursuant to the Deposit Agreement.

Under the terms of ICVM 481, in order to obtain the Company's authorization for virtual participation in the Meeting through the Platform, shareholders or their legal representatives or attorneys-in-fact must send an e-mail to the Company at invest@ultra.com.br, on or before 2:00 pm (Brazil time) on April 11, 2022, requesting participation, specifying the contact phone number and e-mail address of the participant, and submitting the documents listed below:

Individual Shareholder

  Copy of ID document with photograph (ID, driver’s license, foreign national’s residence ID, officially recognized professional class ID or passport, for foreigners); and
  Copy of the power of attorney, if applicable, and identification document with picture of the attorney-in-fact.

Corporate Shareholder

      Copy of the last restated bylaws or articles of association and the corporate documents granting representation powers (officers’ election minutes and/or power of attorney);
      Copy of ID document(s) with picture of the legal representative(s); and
  Copy of the power of attorney, if applicable, and identification document with picture of the attorney-in-fact.

Investment Funds

      Evidence of capacity as manager of the fund granted to individual or legal entity representing the fund in the Meeting or who granted power to the attorney-in-fact;
      Corporate act of the corporate manager granting powers to the representative attending the Meeting or to whom a power of attorney was granted; and
      If the representative or attorney-in-fact is a legal entity, the documents listed on item “Corporate Shareholder” related to them shall be presented to the Company.

In addition, on an extraordinary basis, the Company may accept that the shareholders submit the necessary representation documents, as referred above, solely in digital means, without registry before the notary office or notarized copies, in PDF format. Ultrapar shall accept the powers of attorneys physically or digitally signed through digital certificate (ICP-Brazil).

Access to the Platform of shareholders who do not submit the necessary participation documents within the period provided herein will not be admitted.

Upon receipt of the request, accompanied by the necessary documents for the Meeting attendance, the Company shall submit to the e-mail indicated by the shareholder the link and the instructions to access the Platform to the shareholders or, however the case may be, the legal representatives or attorneys-in-fact thereof. Such information is personal and not transferrable, and shall not be shared, subject to attribution of responsibility.

Ultrapar shall not be responsible for any operational or connection issue faced by the shareholder, legal representative or attorney-in-fact, which would hamper or prevent his/her attendance at the Meeting.

Availability of Documents and Information

Under the terms of the Ultrapar’s Bylaws and ICVM 481, the documents and information relating to the matters to be deliberated upon, as well as the Annual and Extraordinary General Shareholders’ Meeting’s Manual, the remote voting form for Meeting and other relevant documents for the exercise of the voting right at the Meeting were filed with the Brazilian Securities and Exchange Commission (“CVM”) and are available at the website of CVM (www.cvm.gov.br), Company’s head office, website of B3 – Brasil, Bolsa, Balcão (www.b3.com.br) and Company’s website (ri.ultra.com.br).

São Paulo, March 11, 2022.

PEDRO WONGTSCHOWSKI
Chairman of the Board of Directors

ADDITIONAL PROCEDURES

Ultrapar, aiming to facilitate the representation of its shareholders at the Meeting (excluding holders of common shares in the form of ADRs), provides in the end of this Manual a power-of-attorney model, through which shareholders may appoint the lawyers thereby indicated to represent them at the Meeting, at no cost and strictly in accordance with the powers granted. To the extent shareholders (excluding holders of common shares in the form of ADRs) opt to be represented at the Meeting using the model provided by the Company, the power of attorney must include all the attorneys-in-fact listed in the draft of the power-of-attorney.

The Meeting shall be exclusively held by digital means, pursuant to the terms of ICVM 481, through a digital platform (“Platform”); accordingly, the shareholders shall attend the Meeting solely by means of the following:

(a) through remote voting form, which detailed guidelines with respect to the necessary documentation for remote voting are included in such form; and

(b) through digital platform, in person or by attorney-in-fact duly appointed, and the shareholder: (i) may solely attend the Meeting, regardless of the submission of the form; or (ii) attend and vote at the Meeting; provided that, in this case, the eventual votes issued by the shareholder through the remote voting form shall be disregarded.

The Company may accept that the shareholders submit the necessary representation documents, as referred on the Call Notice, in digital means in PDF format, without registry before the notary office or notarized copies. Ultrapar shall accept the proxies physically or digitally signed through digital certificate (ICP-Brazil).

We clarify that in the case of non-Brazilian investment funds and shareholders, a sworn translation of the documents shall not be required if the documents are originally in English or Spanish.

Pursuant to the terms of article 5, paragraph 3, of ICVM 481, the Platform shall not be accessed by the shareholders that have not provided the necessary documents specified in the Call Notice within the deadlines set forth on that document.

Upon receipt of the request, accompanied by the necessary documents for the Meeting attendance, the Company shall submit to the email indicated by the shareholder the link and the instructions to access the Platform to the shareholders or, however the case may be, the legal representatives or attorneys-in-fact. Such information is personal and not transferrable, and shall not be shared, subject to attribution of responsibility.

The shareholder who participates through Platform will be considered present at the Meeting, being able to exercise his/her respective voting rights, and sign the respective Minutes of the Meeting, pursuant to ICVM 481.

If the shareholder who has duly requested his/her participation does not receive from the Company the email with instructions for accessing and participating in the Meeting at least 24 hours prior to the Meeting (that is, until 2:00 p.m. of April 12, 2022), he/she must contact the Company by phone on number +55 (11) 3177-7014, in order to receive (by telephone or email) their respective instructions to access.

Ultrapar shall not be responsible for any operational or connection issue faced by the shareholder, legal representative or attorney-in-fact, which would hamper or prevent his/her attendance to the Meeting.

Additionally, the Company asks for shareholders who will participate through the Platform to access the Platform at least thirty (30) minutes in advance of the time scheduled for the beginning of the Meeting in order to allow the validation of the access.

The Company reserves the right to use any information contained in the recording of the Meeting to: (i) registration of the shareholders’ statements and also for viewing the documents presented during the Meeting; (ii) registration of the authenticity and safety of communications during the Meeting; (iii) registration of the shareholders' attendance and votes; (iv) compliance with any legal orders from competent authorities; and (v) safeguard of the Company, its administrators and contracted third parties, in any judicial, arbitration, regulatory or administrative sphere.

Remote Voting Forms

If the shareholder opts to send the remote voting form directly to the Company, he/she is requested to send such voting form and other supporting documents to the e-mail invest@ultra.com.br or be filed at the Company within 7 days from the Annual and Extraordinary General Shareholders’ Meeting date, that is, until April 6, 2022.

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ No. 33.256.439/0001-39

NIRE 35.300.109.724

MANAGEMENT’S PROPOSAL

Dear Shareholders,

The Management of Ultrapar Participações S.A. (“Ultrapar” or “Company”) hereby presents the Management Proposal, regarding the matters to be decided at the Annual and Extraordinary General Shareholders’ Meeting, to be held on April 13, 2022, at 2:00 p.m. (Brazil time):

1)       In the Annual General Shareholders’ Meeting:

1.1) Analysis and approval of the report and accounts of the Management, as well as the financial statements of the fiscal year ended on December 31, 2021, together with the report from the Independent Auditors and the report from the Fiscal Council

The Management’s Report and financial statements for the fiscal year ended on December 31, 2021 were filed with the Brazilian Securities and Exchange Commission - CVM on February 23, 2022 and published in wide-circulation newspapers on February 25, 2022, pursuant to Law No. 6,404/76, as amended by Law No. 13,818/19. The Management's Report summarizes relevant information about the Company in 2021, including environmental, social and governance performance (ESG), information on innovation, people, operational and financial performance.

Such documents (i) were recommended by the Audit and Risks Committee for approval by the Board of Directors; (ii) obtained a favorable opinion from the Company's Fiscal Council at a meeting held on February 23, 2022, the respective minutes of which were filed with the CVM on February 24, 2022; and (iii) were approved by Ultrapar's Board of Directors.

In addition, the financial statements were audited and obtained an unqualified report by KPMG Auditores Independentes. Such documents are available in Exhibit II to this Proposal. Management’s comments on the financial situation of the Company, pursuant to item 10 of the Reference Form, can be found in Exhibit III.

Management recommendation: approval of the Management’s Report and accounts, as well as the Company's financial statements.

1.2) Allocation of net income for the fiscal year ended on December 31, 2021

Management proposes that the allocation of net income attributable to Ultrapar's Shareholders for the year ended on December 31, 2021, in the amount of R$ 850,463,948.89 (eight hundred and fifty million, four hundred and sixty-three thousand, nine hundred and forty-eight Reais and eighty-nine cents of Real), be as follows:

a)              R$ 42,523,197.44 (forty-two million, five hundred and twenty-three thousand, one hundred and ninety-seven Reais and forty-four cents of Real) will be allocated to the legal reserve;

b)              R$ 403,970,375.73 (four hundred and three million, nine hundred and seventy thousand, three hundred and seventy-five Reais and seventy-three cents of Real) will be allocated to the statutory reserve for investments; and

c)              R$ 403,970,375.73 (four hundred and three million, nine hundred and seventy thousand, three hundred and seventy-five Reais and seventy-three cents of Real) will be allocated to the payment of dividends to holders of common shares, equivalent to R$ 0.37040 per share.

We provided detailed information regarding the proposal for allocation of net income for the fiscal year ended on December 31, 2021 in Exhibit IV, under the terms of ICVM 481.

Management recommendation: approval of the net income allocation proposed.

1.3) Establishment of the Management's global compensation

The proposal for the annual aggregate limit on Management compensation for the period between May 2022 and April 2023 is R$ 95,000,000.00 (ninety-five million Reais), of which R$ 12,000,000.00 (twelve million Reais) for members of the Board of Directors, and R$ 83,000,000.00 (eighty-three million Reais) for members of the Executive Board, including R$ 28,194,831.81 (twenty-eight million, one hundred and ninety-four thousand, eight hundred and thirty-one Reais and eighty-one cents of Real) for expenses with stock-based compensation plan and post-employment benefit.

The proposed amount is 22% higher than the amount of R$ 78,000,000.00 (seventy-eight million Reais) approved by the Annual and Extraordinary General Shareholders’ Meeting held on April 14, 2021 (“2021 Meeting”), for the period from May 2021 to April 2022. Such increase arises from (i) the increase in the variable portion and Ultrapar's stock-based plan in the composition of the compensation, reinforcing the alignment of interests between executives and shareholders for long-term value creation and (ii) periodic readjustment for inflation, market conditions and meritocracy.

The aggregate compensation actually realized in the period between May 2021 and April 2022 is estimated at an amount 12% lower than that approved by the shareholders at the 2021 Meeting, mainly due to (i) the change in the Executive Board, which generated a reversal of expenses with the stock option plan, and the temporary reduction in the average number of members of such body compared to the amount approved, and (ii) variable compensation amounts below the maximum estimated amount, aligned with the results below expectations at Ipiranga.

For a better understanding of the rationale for this Proposal, we provide detailed information about Management's compensation policies and practices in Exhibit VI, under the terms of item 13 of the Reference Form.

Management recommendation: approval of the proposal of Management’s compensation.

1.4) Election of the members of the Fiscal Council and respective alternates, given the request for the installation of the Fiscal Council made by a shareholder representing more than 2% (two percent) of the voting shares issued by the Company, under the terms of Law No. 6,404/76 and CVM Instruction 324/00

We propose the election of the following candidates as members to the Company's Fiscal Council, as well as their alternates:

- Flávio Cesar Maia Luz (effective) / Márcio Augustus Ribeiro (alternate)

- Geraldo Toffanello (effective) / Pedro Ozires Predeus (alternate)

- Nilson Martiniano Moreira (effective) / Sandra Regina de Oliveira (alternate)

The detailed information regarding the candidates is available in Exhibit V, items 12.5 to 12.10 of the Reference Form.

Management recommendation: approval of candidates to members of the Fiscal Council.

1.5) Considering the item above, the establishment of the compensation of the members of the Fiscal Council for the term of office that begins in April 2022

The Management proposes the approval of the aggregate compensation of the Fiscal Council members for their term of office (between May 2022 and April 2023) in the amount of R$ 67,988.00 (sixty-seven thousand, nine hundred and eighty-eight Reais) per month, being R$ 29,138.00 (twenty-nine thousand, one hundred and thirty-eight Reais) per month for the president of the Fiscal Council, and R$ 19,425.00 (nineteen thousand, four hundred and twenty-five Reais) per month for the other members. The proposed amount is 5% higher than the amount approved at the 2021 Meeting, for the period between May 2021 and April 2022. The proposed increase aims to bring the body’s compensation closer to market benchmark, according to research that includes companies in size, complexity and performance comparable to Ultrapar. The aggregate compensation for members of the Fiscal Council recorded in such period was in line with the approved amount.

For further information on compensation for the Board of Directors, the Statutory and Non-Statutory Executive Board and the Fiscal Council, see Exhibit VI (item 13 - Compensation of Managers). We highlight that the amounts included in this compensation proposal differ from those of Exhibit VI as a result of different reference periods of the documents.

Management recommendation: approval of the proposal of Fiscal Council compensation.

2)       In the Extraordinary General Shareholders’ Meeting:

2.1) Change of the number of members that integrate the Board of Directors

Considering: (i) the resolution deliberated upon by the Annual and Extraordinary General Shareholders’ Meeting held on April 14, 2021 that the Board of Directors, for the current term, shall be comprised of 11 members, (ii) the provision of the Company's Bylaws that determines that the Board of Directors shall be comprised of at least five (5) and at maximum eleven (11) members, all of whom shall be elected and removable at the Shareholders’ Meeting and (iii) the succession plan of the Board of Directors disclosed through a Material Notice on September 22, 2021, which will take effect in April 2023, the Management proposes the change of the number of members that integrate the Board of Directors for this mandate, from eleven (11) to ten (10) members.

Management recommendation: approval of the reduction from 11 to 10 members of the Board of Directors.

2.2) Election of member of the Board of Directors

Pursuant to article 27 of the Company's Bylaws currently in force, in the event of a vacancy in a position of member of the Board of Directors, a substitute shall be appointed by the remaining directors and shall hold the office until the subsequent Shareholders’ Meeting, at which a new director shall be elected for the remaining term of office of the replaced director.

In this sense, considering that Mr. Frederico Pinheiro Fleury Curado was appointed by the Board of Directors to occupy the position previously held by Mr. Lucio de Castro Andrade Filho, the Management proposes the election of Mr. Frederico Pinheiro Fleury Curado, continuing his work on the Company's Board of Directors, with a mandate for the remaining term of the other members of the Board of Directors currently in office, that is, until the Annual Shareholders' Meeting of 2023.

Mr. Curado was CEO at Ultrapar for 4 years and had solid experience as CEO at another publicly traded company considered a benchmark in Brazil and abroad. His professional career has a focus on innovation and industrial production, careful cost management, the pursuit of competitiveness and governance.

The proposal to elect Mr. Curado to the Board of Directors is part of the succession plan for the leadership of the Company's Board of Directors, as announced in the Material Notice mentioned above. For more information about Mr. Curado’s professional experience, see Exhibit V.

Management recommendation: approval of the appointment of Mr. Frederico Pinheiro Fleury Curado as a member of the Company's Board of Directors.

2.3) Resolution on the following amendments to the Company’s Bylaws as detailed in this Management Proposal

The Management proposes the approval of the changes to Ultrapar's Bylaws, as described in the following items:

(a) change in the percentage of independent members of the Board of Directors;
(b) change in the composition of the advisory committees of the Board of Directors;
(c) adaptation of the statutory devices applicable to the Audit and Risks Committee, in order to adapt it to the requirements of CVM Resolution 23/21; and

(d)         reduction of the percentage of net income to be allocated to the payment of mandatory dividends to shareholders, with the consequent adjustment in the percentage to be allocated to the investment reserve.

The information related to this item and the justifications for these amendments are available in the comparative table of the Bylaws in Exhibit I of this Proposal, pursuant to ICVM 481.

Management recommendation: approval of changes of Ultrapar's Bylaws.

2.4) Ratification on the change in the number of common shares into which the Company's capital stock is divided, due to the partial exercise of the rights conferred by the subscription warrants issued by the Company as of the approval of the merger of shares issued by Imifarma Produtos Farmacêuticos e Cosméticos S.A. by the Company, approved by the Extraordinary General Shareholders’ Meeting held on January 31, 2014

Due to the partial exercise of such warrants on August 11, 2021 and on February 23, 2022, 74,957 (seventy-four thousand, nine hundred and fifty-seven) common shares were issued within the authorized capital limit, as provided for in article 6 of the Company's Bylaws. As a result of such issuance, the Company's capital stock is now represented by 1,115,151,608 (one billion, one hundred and fifteen million, one hundred and fifty-one thousand, six hundred and eight) common shares, all nominative and with no par value. In view that no additional payment is due for the exercise of subscription warrants, the issuance did not result in a change in the stock capital value.

In order to reflect the issuances already effected as mentioned above, the Management also proposes the ratification of the amendment to the language of the caput of Article 5 of the Company's Bylaws, according to the comparative table of the Bylaws contained in Exhibit I to this Proposal.

2.5) Approval of the consolidation of the Bylaws, in order to reflect the changes proposed in the items above.

The Management proposes the consolidation of Ultrapar’s Bylaws in order to reflect the modifications described in items 2.3 and 2.4 of this Proposal. Exhibit I of this document includes the comparative table of the proposed amendments of the Bylaws, in addition to the respective justifications for the said amendments, pursuant to ICVM 481.

Access to documents and information

Under the terms of Ultrapar's Bylaws and ICVM 481, the documents and information relating to the matters to be approved, including the remote voting ballots for the Annual General Meeting and the Extraordinary General Meeting, and any other matters relevant to the exercise of the right to vote at the Meeting, were filed with the CVM, and are available on the CVM website (www.cvm.gov.br), at the Company's headquarters, on the B3 website (www.b3.com.br) and on the Company website (ri.ultra.com.br).

São Paulo, March 11, 2022.

PEDRO WONGTSCHOWSKI

Chairman of the Board of Directors

Exhibit I – Report on the source and rational for the proposed amendment to the Bylaws of Ultrapar Participações S.A.

Current version	Proposed version	Amended version	Comments/Justifications on Proposed Changes

ULTRAPAR PARTICIPAÇÕES S.A.

BYLAWS

CHAPTER I

Name, Headquarters, Purpose and Term

Article 1.              The Company is an authorized capital company (sociedade de capital autorizado). The name of the Company is ULTRAPAR PARTICIPAÇÕES S.A.

ULTRAPAR PARTICIPAÇÕES S.A.

BYLAWS

CHAPTER I

Name, Headquarters, Purpose and Term

Article 1.              The Company is an authorized capital company (sociedade de capital autorizado). The name of the Company is ULTRAPAR PARTICIPAÇÕES S.A.

ULTRAPAR PARTICIPAÇÕES S.A.

BYLAWS

CHAPTER I

Name, Headquarters, Purpose and Term

Article 1.              The Company is an authorized capital company (sociedade de capital autorizado). The name of the Company is ULTRAPAR PARTICIPAÇÕES S.A.

N/A

Sole Paragraph. The Company’s listing on the New Market (Novo Mercado) special segment of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) subjects the Company, its shareholders including controlling shareholders, if applicable, its management and members of the Fiscal Council, if installed, to the Regulations of the New Market of B3 (“New Market Regulation”).

Sole Paragraph. The Company’s listing on the New Market (Novo Mercado) special segment of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) subjects the Company, its shareholders including controlling shareholders, if applicable, its management and members of the Fiscal Council, if installed, to the Regulations of the New Market of B3 (“New Market Regulation”).

Sole Paragraph. The Company’s listing on the New Market (Novo Mercado) special segment of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) subjects the Company, its shareholders including controlling shareholders, if applicable, its management and members of the Fiscal Council, if installed, to the Regulations of the New Market of B3 (“New Market Regulation”).

N/A

Current version	Proposed version	Amended version	Comments/Justifications on Proposed Changes
Article 2. The Company’s headquarters and jurisdiction are located in the city of São Paulo, State of São Paulo.	Article 2. The Company’s headquarters and jurisdiction are located in the city of São Paulo, State of São Paulo.	Article 2. The Company’s headquarters and jurisdiction are located in the city of São Paulo, State of São Paulo.	N/A

Article 3.              The purpose of the Company is to invest its own capital in commerce, industry, agriculture and service provision, through the subscription or acquisition of shares or quotas of other companies.

Article 3.              The purpose of the Company is to invest its own capital in commerce, industry, agriculture and service provision, through the subscription or acquisition of shares or quotas of other companies.

Article 3.              The purpose of the Company is to invest its own capital in commerce, industry, agriculture and service provision, through the subscription or acquisition of shares or quotas of other companies.

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Article 4. The Company is organized for an indefinite term.	Article 4. The Company is organized for an indefinite term.	Article 4. The Company is organized for an indefinite term.	N/A

Current version	Proposed version	Amended version	Comments/Justifications on Proposed Changes

CHAPTER II

Capital Stock and Shares

Article 5.              The subscribed and paid-in capital stock is R$ 5,171,751,608.08 (five billion, one hundred seventy-one million, seven hundred fifty-one thousand, six hundred and eight Reais and eight cents), represented by one billion, one hundred and fifteen million, seventy six thousand, six hundred and fifty one (1,115,076,651) nominative common shares, with no par value, and with no issuance of preferred shares or founder’s shares permitted.

CHAPTER II

Capital Stock and Shares

Article 5.              The subscribed and paid-in capital stock is R$ 5,171,751,608.08 (five billion, one hundred seventy-one million, seven hundred fifty-one thousand, six hundred and eight Reais and eight cents), represented by one billion, one hundred and fifteen million, one hundred and fifty one thousand, six hundred and eight (1,115,151,608) nominative common shares, with no par value, and with no issuance of preferred shares or founder’s shares permitted.

CHAPTER II

Capital Stock and Shares

Article 5.              The subscribed and paid-in capital stock is R$ 5,171,751,608.08 (five billion, one hundred seventy-one million, seven hundred fifty-one thousand, six hundred and eight Reais and eight cents), represented by one billion, one hundred and fifteen million, one hundred and fifty one thousand, six hundred and eight (1,115,151,608) ~~one billion, one hundred and fifteen million, seventy six thousand, six hundred and fifty one (1,115,076,651)~~ nominative common shares, with no par value, and with no issuance of preferred shares or founder’s shares permitted.

Change of wording and to reflect the issuance of shares effective as of August 11, 2021 and February 23, 2022, due to partial exercise of the subscription warrants issued by the Company as of the approval of the merger of shares issued by Imifarma Produtos Farmacêuticos e Cosméticos S.A. by the Company, approved by the Extraordinary General Meeting held on January 31, 2014.

§1              All of the Company shares are in book-entry form and held in a deposit account with a financial institution authorized by the Brazilian Securities and Exchange Commission – CVM, in the name of their holders, without certificates issued.

§1              All of the Company shares are in book-entry form and held in a deposit account with a financial institution authorized by the Brazilian Securities and Exchange Commission – CVM, in the name of their holders, without certificates issued.

§1              All of the Company shares are in book-entry form and held in a deposit account with a financial institution authorized by the Brazilian Securities and Exchange Commission – CVM, in the name of their holders, without certificates issued.

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§2              The transfer and record cost, as well as the cost of the services relating to the book-entry shares, may be charged directly to the shareholder by the bookkeeping institution, as set forth in the stock bookkeeping agreement.

§2              The transfer and record cost, as well as the cost of the services relating to the book-entry shares, may be charged directly to the shareholder by the bookkeeping institution, as set forth in the stock bookkeeping agreement.

§2              The transfer and record cost, as well as the cost of the services relating to the book-entry shares, may be charged directly to the shareholder by the bookkeeping institution, as set forth in the stock bookkeeping agreement.

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Current version	Proposed version	Amended version	Comments/Justifications on Proposed Changes

Article 6.              The Company is authorized to increase its capital stock up to the limit of one billion and six hundred million (1,600,000,000) common shares, by resolution of the Board of Directors, notwithstanding any amendment to the Bylaws.

Article 6.              The Company is authorized to increase its capital stock up to the limit of one billion and six hundred million (1,600,000,000) common shares, by resolution of the Board of Directors, notwithstanding any amendment to the Bylaws.

Article 6.              The Company is authorized to increase its capital stock up to the limit of one billion and six hundred million (1,600,000,000) common shares, by resolution of the Board of Directors, notwithstanding any amendment to the Bylaws.

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Article 7. The subscription and payment of shares issued by the Company shall follow the criteria provided for in this Article:	Article 7. The subscription and payment of shares issued by the Company shall follow the criteria provided for in this Article:	Article 7. The subscription and payment of shares issued by the Company shall follow the criteria provided for in this Article:	N/A

a) up to the limit of the authorized capital, the issuance, amount, price and term for payment of the shares to be issued by the Company shall be provided for by the Board of Directors;

b) the resolution to increase the capital stock for payment in assets, other than monetary credits, may only be made at a Shareholders’ Meeting; and

c) upon the issuance of new shares, debentures convertible into shares or subscription warrants offered on a stock exchange, public subscription or share exchange in a tender offer for the acquisition of corporate control, the Board of Directors may waive the preemptive rights of the former shareholders or reduce the period for the exercise thereof.

a) up to the limit of the authorized capital, the issuance, amount, price and term for payment of the shares to be issued by the Company shall be provided for by the Board of Directors;

b) the resolution to increase the capital stock for payment in assets, other than monetary credits, may only be made at a Shareholders’ Meeting; and

c) upon the issuance of new shares, debentures convertible into shares or subscription warrants offered on a stock exchange, public subscription or share exchange in a tender offer for the acquisition of corporate control, the Board of Directors may waive the preemptive rights of the former shareholders or reduce the period for the exercise thereof.

a) up to the limit of the authorized capital, the issuance, amount, price and term for payment of the shares to be issued by the Company shall be provided for by the Board of Directors;

b) the resolution to increase the capital stock for payment in assets, other than monetary credits, may only be made at a Shareholders’ Meeting; and

c) upon the issuance of new shares, debentures convertible into shares or subscription warrants offered on a stock exchange, public subscription or share exchange in a tender offer for the acquisition of corporate control, the Board of Directors may waive the preemptive rights of the former shareholders or reduce the period for the exercise thereof.

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Current version	Proposed version	Amended version	Comments/Justifications on Proposed Changes
Article 8. The Company may grant stock options through stock option plans, approved by a Shareholders’ Meeting, to the management and employees.	Article 8. The Company may grant stock options through stock option plans, approved by a Shareholders’ Meeting, to the management and employees.	Article 8. The Company may grant stock options through stock option plans, approved by a Shareholders’ Meeting, to the management and employees.	N/A
Article 9. Each common share entitles the holder thereof to one vote for resolutions made at the Shareholders’ Meetings.	Article 9. Each common share entitles the holder thereof to one vote for resolutions made at the Shareholders’ Meetings.	Article 9. Each common share entitles the holder thereof to one vote for resolutions made at the Shareholders’ Meetings.	N/A

CHAPTER III

Shareholders’ Meetings

Article 10.              The annual Shareholders’ Meeting shall be called by the Board of Directors within the first four (4) months upon conclusion of the fiscal year and extraordinary meetings shall be held whenever the Company’s interest shall so require.

CHAPTER III

Shareholders’ Meetings

Article 10.              The annual Shareholders’ Meeting shall be called by the Board of Directors within the first four (4) months upon conclusion of the fiscal year and extraordinary meetings shall be held whenever the Company’s interest shall so require.

CHAPTER III

Shareholders’ Meetings

Article 10.              The annual Shareholders’ Meeting shall be called by the Board of Directors within the first four (4) months upon conclusion of the fiscal year and extraordinary meetings shall be held whenever the Company’s interest shall so require.

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§ 1              Documents pertaining to the matters to be deliberated upon at the Shareholders’ Meetings shall be made available to the shareholders, at the Company’s headquarters, at the date of publication of the first call notice, except if a longer period for making such documents available is otherwise required by law or applicable regulations.

§ 1              Documents pertaining to the matters to be deliberated upon at the Shareholders’ Meetings shall be made available to the shareholders, at the Company’s headquarters, at the date of publication of the first call notice, except if a longer period for making such documents available is otherwise required by law or applicable regulations.

§ 1              Documents pertaining to the matters to be deliberated upon at the Shareholders’ Meetings shall be made available to the shareholders, at the Company’s headquarters, at the date of publication of the first call notice, except if a longer period for making such documents available is otherwise required by law or applicable regulations.

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Current version	Proposed version	Amended version	Comments/Justifications on Proposed Changes

§ 2              The Shareholders’ Meeting shall be presided over by the Chairman of the Board of Directors or by whom he/she may designate. In the absence of the Chairman and of his/her designation, the Shareholders’ Meeting shall be presided over by the Vice-Chairman of the Board of Directors, or by whom he/she may designate. The chairman of the Meeting shall choose one of the attendees to act as secretary of the meeting.

§ 2              The Shareholders’ Meeting shall be presided over by the Chairman of the Board of Directors or by whom he/she may designate. In the absence of the Chairman and of his/her designation, the Shareholders’ Meeting shall be presided over by the Vice-Chairman of the Board of Directors, or by whom he/she may designate. The chairman of the Meeting shall choose one of the attendees to act as secretary of the meeting.

§ 2              The Shareholders’ Meeting shall be presided over by the Chairman of the Board of Directors or by whom he/she may designate. In the absence of the Chairman and of his/her designation, the Shareholders’ Meeting shall be presided over by the Vice-Chairman of the Board of Directors, or by whom he/she may designate. The chairman of the Meeting shall choose one of the attendees to act as secretary of the meeting.

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§ 3              The chairman of the Meeting shall have the exclusive power, in compliance with the rules provided for in these Bylaws, to conduct the election of the members of the Board of Directors, including any decision relating to the number of votes of each shareholder.

§ 3              The chairman of the Meeting shall have the exclusive power, in compliance with the rules provided for in these Bylaws, to conduct the election of the members of the Board of Directors, including any decision relating to the number of votes of each shareholder.

§ 3              The chairman of the Meeting shall have the exclusive power, in compliance with the rules provided for in these Bylaws, to conduct the election of the members of the Board of Directors, including any decision relating to the number of votes of each shareholder.

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Article 11.              Before the Shareholders’ Meeting is commenced, the shareholders in attendance, as duly identified, shall sign the “Shareholders Attendance Register”, which shall contain their names and the number of shares held by each of them.

Article 11.              Before the Shareholders’ Meeting is commenced, the shareholders in attendance, as duly identified, shall sign the “Shareholders Attendance Register”, which shall contain their names and the number of shares held by each of them.

Article 11.              Before the Shareholders’ Meeting is commenced, the shareholders in attendance, as duly identified, shall sign the “Shareholders Attendance Register”, which shall contain their names and the number of shares held by each of them.

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Current version	Proposed version	Amended version	Comments/Justifications on Proposed Changes
§ 1 The list of the attending shareholders shall be closed by the chairman of the Meeting at the time the Shareholders’ Meeting is commenced.	§ 1 The list of the attending shareholders shall be closed by the chairman of the Meeting at the time the Shareholders’ Meeting is commenced.	§ 1 The list of the attending shareholders shall be closed by the chairman of the Meeting at the time the Shareholders’ Meeting is commenced.	N/A
§ 2 The shareholders who appear at the Shareholders’ Meeting after its commencement may take part in the meeting, however they shall not be entitled to vote on any resolution.	§ 2 The shareholders who appear at the Shareholders’ Meeting after its commencement may take part in the meeting, however they shall not be entitled to vote on any resolution.	§ 2 The shareholders who appear at the Shareholders’ Meeting after its commencement may take part in the meeting, however they shall not be entitled to vote on any resolution.	N/A

Article 12.              At the Shareholders’ Meeting, the Company and the presiding board shall comply with the following requirements for attendance, in addition to the procedures and requirements provided for by law:

Article 12.              At the Shareholders’ Meeting, the Company and the presiding board shall comply with the following requirements for attendance, in addition to the procedures and requirements provided for by law:

Article 12.              At the Shareholders’ Meeting, the Company and the presiding board shall comply with the following requirements for attendance, in addition to the procedures and requirements provided for by law:

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a) Up to forty-eight (48) hours prior to the Shareholders’ Meeting: (i) all shareholders shall furnish to the Company a share statement issued by the bookkeeping institution or by the custodian institution, indicating the number of shares held by them of record no more than three (3) days prior to the Shareholders’ Meeting; and (ii) the shareholders represented by proxies shall send to the Company the respective power of attorney;

a) Up to forty-eight (48) hours prior to the Shareholders’ Meeting: (i) all shareholders shall furnish to the Company a share statement issued by the bookkeeping institution or by the custodian institution, indicating the number of shares held by them of record no more than three (3) days prior to the Shareholders’ Meeting; and (ii) the shareholders represented by proxies shall send to the Company the respective power of attorney;

a) Up to forty-eight (48) hours prior to the Shareholders’ Meeting: (i) all shareholders shall furnish to the Company a share statement issued by the bookkeeping institution or by the custodian institution, indicating the number of shares held by them of record no more than three (3) days prior to the Shareholders’ Meeting; and (ii) the shareholders represented by proxies shall send to the Company the respective power of attorney;

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Current version	Proposed version	Amended version	Comments/Justifications on Proposed Changes

b) The shareholders organized as investment funds shall send the Company, within the same period mentioned in item (a) above: (i) evidence of the capacity of fund manager conferred upon the individual or legal entity representing the shareholder at the Shareholders’ Meeting, or the proxy granting such powers; (ii) the corporate action of the manager, in case it is a legal entity, granting powers to the representative attending the Shareholders’ Meeting or to whom the power of attorney has been granted; and (iii) in the event the representative or proxy is a legal entity, the same documents referred to in (ii) of this item, as related thereto;

c) The documents referred to in the preceding items may be presented as copies, however the original documents referred to in item (a), shall be shown to the Company prior to the commencement of the Shareholders’ Meeting, the signatures of which shall not need to be notarized;

b) The shareholders organized as investment funds shall send the Company, within the same period mentioned in item (a) above: (i) evidence of the capacity of fund manager conferred upon the individual or legal entity representing the shareholder at the Shareholders’ Meeting, or the proxy granting such powers; (ii) the corporate action of the manager, in case it is a legal entity, granting powers to the representative attending the Shareholders’ Meeting or to whom the power of attorney has been granted; and (iii) in the event the representative or proxy is a legal entity, the same documents referred to in (ii) of this item, as related thereto;

c) The documents referred to in the preceding items may be presented as copies, however the original documents referred to in item (a), shall be shown to the Company prior to the commencement of the Shareholders’ Meeting, the signatures of which shall not need to be notarized;

b) The shareholders organized as investment funds shall send the Company, within the same period mentioned in item (a) above: (i) evidence of the capacity of fund manager conferred upon the individual or legal entity representing the shareholder at the Shareholders’ Meeting, or the proxy granting such powers; (ii) the corporate action of the manager, in case it is a legal entity, granting powers to the representative attending the Shareholders’ Meeting or to whom the power of attorney has been granted; and (iii) in the event the representative or proxy is a legal entity, the same documents referred to in (ii) of this item, as related thereto;

c) The documents referred to in the preceding items may be presented as copies, however the original documents referred to in item (a), shall be shown to the Company prior to the commencement of the Shareholders’ Meeting, the signatures of which shall not need to be notarized;

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Current version	Proposed version	Amended version	Comments/Justifications on Proposed Changes

d) The Company shall adopt the principle of good faith in verifying the validity of the documents demonstrating the representative capacity of shareholder, and will presume the truthfulness of the credible statements made to it; however, the shareholders who fail to present the respective power of attorney granted to their representatives, or the custodian’s statement, in the event the shares are recorded as held with a custodian institution, shall be prohibited from participating in the meeting; and

e) In the event the shareholders who were present at the Shareholders’ Meeting (i) were not duly represented; or (ii) did not hold the stated number of shares, the Company shall notify them that, regardless of a new Shareholders’ Meeting, the Company shall disregard the votes of such shareholders, and they shall be liable for losses and damages arising from their acts.

d) The Company shall adopt the principle of good faith in verifying the validity of the documents demonstrating the representative capacity of shareholder, and will presume the truthfulness of the credible statements made to it; however, the shareholders who fail to present the respective power of attorney granted to their representatives, or the custodian’s statement, in the event the shares are recorded as held with a custodian institution, shall be prohibited from participating in the meeting; and

e) In the event the shareholders who were present at the Shareholders’ Meeting (i) were not duly represented; or (ii) did not hold the stated number of shares, the Company shall notify them that, regardless of a new Shareholders’ Meeting, the Company shall disregard the votes of such shareholders, and they shall be liable for losses and damages arising from their acts.

d) The Company shall adopt the principle of good faith in verifying the validity of the documents demonstrating the representative capacity of shareholder, and will presume the truthfulness of the credible statements made to it; however, the shareholders who fail to present the respective power of attorney granted to their representatives, or the custodian’s statement, in the event the shares are recorded as held with a custodian institution, shall be prohibited from participating in the meeting; and

e) In the event the shareholders who were present at the Shareholders’ Meeting (i) were not duly represented; or (ii) did not hold the stated number of shares, the Company shall notify them that, regardless of a new Shareholders’ Meeting, the Company shall disregard the votes of such shareholders, and they shall be liable for losses and damages arising from their acts.

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Current version	Proposed version	Amended version	Comments/Justifications on Proposed Changes
Article 13. Resolutions of the Shareholders’ Meeting shall require a majority vote of the attendees, not taking into account blank votes, except as otherwise provided for by law or in these Bylaws.	Article 13. Resolutions of the Shareholders’ Meeting shall require a majority vote of the attendees, not taking into account blank votes, except as otherwise provided for by law or in these Bylaws.	Article 13. Resolutions of the Shareholders’ Meeting shall require a majority vote of the attendees, not taking into account blank votes, except as otherwise provided for by law or in these Bylaws.	N/A
Article 14. Minutes of the Shareholders’ Meetings shall be kept and signed by the presiding board of the meeting and by the attending shareholders.	Article 14. Minutes of the Shareholders’ Meetings shall be kept and signed by the presiding board of the meeting and by the attending shareholders.	Article 14. Minutes of the Shareholders’ Meetings shall be kept and signed by the presiding board of the meeting and by the attending shareholders.	N/A
Article 15. The Shareholders’ Meeting shall determine the overall compensation of the members of the Board of Directors and of the executive officers.	Article 15. The Shareholders’ Meeting shall determine the overall compensation of the members of the Board of Directors and of the executive officers.	Article 15. The Shareholders’ Meeting shall determine the overall compensation of the members of the Board of Directors and of the executive officers.	N/A

§ 1              The Board of Directors shall determine the compensation to be paid to the Chief Executive Officer and the other executive officers, considering the proposal of the People Committee, in accordance with the amount set forth at the Shareholders’ Meeting, in the introductory paragraph of this Article and the competencies of the People Committee, as provided for in Article 41 herein.

§ 1              The Board of Directors shall determine the compensation to be paid to the Chief Executive Officer and the other executive officers, considering the proposal of the People Committee, in accordance with the amount set forth at the Shareholders’ Meeting, in the introductory paragraph of this Article and the competencies of the People Committee, as provided for in Article 41 herein.

§ 1              The Board of Directors shall determine the compensation to be paid to the Chief Executive Officer and the other executive officers, considering the proposal of the People Committee, in accordance with the amount set forth at the Shareholders’ Meeting, in the introductory paragraph of this Article and the competencies of the People Committee, as provided for in Article 41 herein.

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§ 2 The members of the Board of Directors and the executive officers are entitled to profit sharing, as provided for by law.	§ 2 The members of the Board of Directors and the executive officers are entitled to profit sharing, as provided for by law.	§ 2 The members of the Board of Directors and the executive officers are entitled to profit sharing, as provided for by law.	N/A

Current version	Proposed version	Amended version	Comments/Justifications on Proposed Changes
CHAPTER IV Management – General Rules Article 16. The Company shall be managed by a Board of Directors and a Board of Executive Officers.	CHAPTER IV Management – General Rules Article 16. The Company shall be managed by a Board of Directors and a Board of Executive Officers.	CHAPTER IV Management – General Rules Article 16. The Company shall be managed by a Board of Directors and a Board of Executive Officers.	N/A

Sole Paragraph. The commencement of the term of the directors and executive officers, which shall not require the posting of a bond, shall be contingent upon their adhesion to the Disclosure and Trading Policy adopted by the Company and execution of the respective deed of investiture, which shall include consent to the contents of Article 52 hereof.

Sole Paragraph. The commencement of the term of the directors and executive officers, which shall not require the posting of a bond, shall be contingent upon their adhesion to the Disclosure and Trading Policy adopted by the Company and execution of the respective deed of investiture, which shall include consent to the contents of Article 52 hereof.

Sole Paragraph. The commencement of the term of the directors and executive officers, which shall not require the posting of a bond, shall be contingent upon their adhesion to the Disclosure and Trading Policy adopted by the Company and execution of the respective deed of investiture, which shall include consent to the contents of Article 52 hereof.

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CHAPTER V

Board of Directors

Section I – Members

Article 17.               The Board of Directors shall be comprised of at least five (5) and at maximum eleven (11) members, all of whom shall be elected and removable at the Shareholders’ Meeting, for a unified term of two (2) years, with reelection being permitted.

CHAPTER V

Board of Directors

Section I – Members

Article 17.               The Board of Directors shall be comprised of at least five (5) and at maximum eleven (11) members, all of whom shall be elected and removable at the Shareholders’ Meeting, for a unified term of two (2) years, with reelection being permitted.

CHAPTER V

Board of Directors

Section I – Members

Article 17.               The Board of Directors shall be comprised of at least five (5) and at maximum eleven (11) members, all of whom shall be elected and removable at the Shareholders’ Meeting, for a unified term of two (2) years, with reelection being permitted.

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Current version	Proposed version	Amended version	Comments/Justifications on Proposed Changes
§ 1 The positions of Chairman of the Board of Directors and Chief Executive Officer or principal executive of the Company may not be held by the same individual.	§ 1 The positions of Chairman of the Board of Directors and Chief Executive Officer or principal executive of the Company may not be held by the same individual.	§ 1 The positions of Chairman of the Board of Directors and Chief Executive Officer or principal executive of the Company may not be held by the same individual.	N/A

§ 2              The Board of Directors shall adopt Internal Bylaws that shall provide for, among other relevant matters, its own operation, and the rights and duties of its members, as well as their relationship with the Board of Executive Officers and other corporate bodies.

§ 2              The Board of Directors shall adopt Internal Bylaws that shall provide for, among other relevant matters, its own operation, and the rights and duties of its members, as well as their relationship with the Board of Executive Officers and other corporate bodies.

§ 2              The Board of Directors shall adopt Internal Bylaws that shall provide for, among other relevant matters, its own operation, and the rights and duties of its members, as well as their relationship with the Board of Executive Officers and other corporate bodies.

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§ 3              Observed the requirements set forth in the Company’s corporate policies, the only persons eligible for election to the Board of Directors, unless otherwise permitted by the Shareholders’ Meeting, shall be those who, in addition to complying with legal and regulatory requirements and being of well-regarded reputation, do not hold any position in a company which may be considered a competitor of the Company or its controlled companies, and do not have, nor represent, a conflicting interest with the Company’s interest or those of its controlled companies; it shall be presumed that a person has a conflicting interest with the Company if, cumulatively: (i) he/she has been elected by a shareholder who has also elected a director in a competing company; and (ii) he/she has a subordinate relationship with the shareholder who elected him/her.

§ 3              Observed the requirements set forth in the Company’s corporate policies, the only persons eligible for election to the Board of Directors, unless otherwise permitted by the Shareholders’ Meeting, shall be those who, in addition to complying with legal and regulatory requirements and being of well-regarded reputation, do not hold any position in a company which may be considered a competitor of the Company or its controlled companies, and do not have, nor represent, a conflicting interest with the Company’s interest or those of its controlled companies; it shall be presumed that a person has a conflicting interest with the Company if, cumulatively: (i) he/she has been elected by a shareholder who has also elected a director in a competing company; and (ii) he/she has a subordinate relationship with the shareholder who elected him/her.

§ 3              Observed the requirements set forth in the Company’s corporate policies, the only persons eligible for election to the Board of Directors, unless otherwise permitted by the Shareholders’ Meeting, shall be those who, in addition to complying with legal and regulatory requirements and being of well-regarded reputation, do not hold any position in a company which may be considered a competitor of the Company or its controlled companies, and do not have, nor represent, a conflicting interest with the Company’s interest or those of its controlled companies; it shall be presumed that a person has a conflicting interest with the Company if, cumulatively: (i) he/she has been elected by a shareholder who has also elected a director in a competing company; and (ii) he/she has a subordinate relationship with the shareholder who elected him/her.

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Current version	Proposed version	Amended version	Comments/Justifications on Proposed Changes

§ 4 Subject to the introductory paragraph of this Article, the number of members who will comprise the Board of Directors for each term of office shall be determined at each Shareholders’ Meeting electing the members of the Board of Directors, and which must be submitted to a vote by the chairman of the Meeting.

§ 4 Subject to the introductory paragraph of this Article, the number of members who will comprise the Board of Directors for each term of office shall be determined at each Shareholders’ Meeting electing the members of the Board of Directors, and which must be submitted to a vote by the chairman of the Meeting.

§ 4 Subject to the introductory paragraph of this Article, the number of members who will comprise the Board of Directors for each term of office shall be determined at each Shareholders’ Meeting electing the members of the Board of Directors, and which must be submitted to a vote by the chairman of the Meeting.

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Article 18.              The Board of Directors of the Company shall have, at least, thirty percent (30%) or 02 (two), whichever is higher, independent members, pursuant to the New Market Regulation, and the classification of the appointed members of the Board of Directors as independent Directors shall be voted on the Shareholders meeting that elect them.

Article 18.              The Board of Directors of the Company shall have, at least, one third (1/3) or 02 (two), whichever is higher, independent members, pursuant to the New Market Regulation, and the classification of the appointed members of the Board of Directors as independent Directors shall be voted on the Shareholders meeting that elect them.

Article 18.              The Board of Directors of the Company shall have, at least, one third (1/3) ~~thirty percent (30%)~~ or 2 (two), whichever is higher, independent members, pursuant to the New Market Regulation, and the classification of the appointed members of the Board of Directors as independent Directors shall be voted on the Shareholders meeting that elect them.

Adjustment to suit best corporate governance practices.

§ 1              When, as a result of compliance with the percentage referred to in the introductory paragraph of this Article, the number of directors results in a fraction, such number will be rounded to the immediately higher whole number.

§ 1              When, as a result of compliance with the percentage referred to in the introductory paragraph of this Article, the number of directors results in a fraction, such number will be rounded to the immediately higher whole number.

§ 1              When, as a result of compliance with the percentage referred to in the introductory paragraph of this Article, the number of directors results in a fraction, such number will be rounded to the immediately higher whole number.

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Current version	Proposed version	Amended version	Comments/Justifications on Proposed Changes

Article 19.              If a member of the Board of Directors fails to meet the requirements set forth in Article 17 above due to a supervening or unknown fact at the time of his/her election, he/she shall be immediately replaced.

Article 19.              If a member of the Board of Directors fails to meet the requirements set forth in Article 17 above due to a supervening or unknown fact at the time of his/her election, he/she shall be immediately replaced.

Article 19.              If a member of the Board of Directors fails to meet the requirements set forth in Article 17 above due to a supervening or unknown fact at the time of his/her election, he/she shall be immediately replaced.

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Sole Paragraph. The same actions provided for in the introductory paragraph of this Article shall be taken in the event any of the independent Directors fails to meet the independence criteria set forth in the New Market Regulation, resulting in noncompliance with the minimum share of thirty percent (30%) of independent Directors, as provided in Article 18 hereof.

Sole Paragraph. The same actions provided for in the introductory paragraph of this Article shall be taken in the event any of the independent Directors fails to meet the independence criteria set forth in the New Market Regulation, resulting in noncompliance with the minimum share of thirty percent (30%) of independent Directors, as provided in Article 18 hereof.

Sole Paragraph. The same actions provided for in the introductory paragraph of this Article shall be taken in the event any of the independent Directors fails to meet the independence criteria set forth in the New Market Regulation, resulting in noncompliance with the minimum share of thirty percent (30%) of independent Directors, as provided in Article 18 hereof.

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Section II – Election Article 20. Except for the provisions in Article 21, the election of the members of the Board of Directors shall be made through the nomination of a slate of candidates.	Section II – Election Article 20. Except for the provisions in Article 21, the election of the members of the Board of Directors shall be made through the nomination of a slate of candidates.	Section II – Election Article 20. Except for the provisions in Article 21, the election of the members of the Board of Directors shall be made through the nomination of a slate of candidates.	N/A

§ 1              Under the election provisions of this Article, only the following slates of candidates will be eligible for election: (a) those nominated by the Board of Directors; or (b) those nominated by any shareholder or group of shareholders, as provided for in Paragraph 3 hereof.

§ 1              Under the election provisions of this Article, only the following slates of candidates will be eligible for election: (a) those nominated by the Board of Directors; or (b) those nominated by any shareholder or group of shareholders, as provided for in Paragraph 3 hereof.

§ 1              Under the election provisions of this Article, only the following slates of candidates will be eligible for election: (a) those nominated by the Board of Directors; or (b) those nominated by any shareholder or group of shareholders, as provided for in Paragraph 3 hereof.

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Current version	Proposed version	Amended version	Comments/Justifications on Proposed Changes

§ 2              At the date the Shareholders’ Meeting for electing the members of the Board of Directors is called, the Board of Directors shall make available at the Company’s headquarters a statement signed by each of the members of the slate of candidates nominated by it, containing: (a) their full identification; (b) a complete description of their professional experience, describing the professional activities previously performed, as well as their professional and academic qualifications; and (c) information about disciplinary and judicial proceedings for which a final judgment was rendered and in which any such members have been convicted, as well as inform, if the case may be, the existence of events of limitations or conflict of interest provided for in Article 147, Paragraph 3 of Law 6,404/76.

§ 2              At the date the Shareholders’ Meeting for electing the members of the Board of Directors is called, the Board of Directors shall make available at the Company’s headquarters a statement signed by each of the members of the slate of candidates nominated by it, containing: (a) their full identification; (b) a complete description of their professional experience, describing the professional activities previously performed, as well as their professional and academic qualifications; and (c) information about disciplinary and judicial proceedings for which a final judgment was rendered and in which any such members have been convicted, as well as inform, if the case may be, the existence of events of limitations or conflict of interest provided for in Article 147, Paragraph 3 of Law 6,404/76.

§ 2              At the date the Shareholders’ Meeting for electing the members of the Board of Directors is called, the Board of Directors shall make available at the Company’s headquarters a statement signed by each of the members of the slate of candidates nominated by it, containing: (a) their full identification; (b) a complete description of their professional experience, describing the professional activities previously performed, as well as their professional and academic qualifications; and (c) information about disciplinary and judicial proceedings for which a final judgment was rendered and in which any such members have been convicted, as well as inform, if the case may be, the existence of events of limitations or conflict of interest provided for in Article 147, Paragraph 3 of Law 6,404/76.

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§ 3              The shareholders or group of shareholders desiring to propose another slate of candidates to be elected to the Board of Directors shall, at least five (5) days prior the date of the Shareholders’ Meeting, send to the Board of Directors statements individually signed by the candidates nominated by them, containing the information mentioned in the preceding Paragraph; the Board of Directors shall immediately disclose such information, by notice posted on the Company’s internet website and sent by electronic means of communication to the CVM and the B3 notifying them that the documents with respect to the other slate of candidates submitted to the Board of Directors are available to the shareholders at the Company’s headquarters.

§ 3              The shareholders or group of shareholders desiring to propose another slate of candidates to be elected to the Board of Directors shall, at least five (5) days prior the date of the Shareholders’ Meeting, send to the Board of Directors statements individually signed by the candidates nominated by them, containing the information mentioned in the preceding Paragraph; the Board of Directors shall immediately disclose such information, by notice posted on the Company’s internet website and sent by electronic means of communication to the CVM and the B3 notifying them that the documents with respect to the other slate of candidates submitted to the Board of Directors are available to the shareholders at the Company’s headquarters.

§ 3              The shareholders or group of shareholders desiring to propose another slate of candidates to be elected to the Board of Directors shall, at least five (5) days prior the date of the Shareholders’ Meeting, send to the Board of Directors statements individually signed by the candidates nominated by them, containing the information mentioned in the preceding Paragraph; the Board of Directors shall immediately disclose such information, by notice posted on the Company’s internet website and sent by electronic means of communication to the CVM and the B3 notifying them that the documents with respect to the other slate of candidates submitted to the Board of Directors are available to the shareholders at the Company’s headquarters.

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Current version	Proposed version	Amended version	Comments/Justifications on Proposed Changes

§ 4              The persons nominated by the Board of Directors or by shareholders shall be identified, as the case may be, as candidates to independent Directors, subject to the provisions of Article 18 above, as well as the contents of the new Market Regulation.

§ 4              The persons nominated by the Board of Directors or by shareholders shall be identified, as the case may be, as candidates to independent Directors, subject to the provisions of Article 18 above, as well as the contents of the new Market Regulation.

§ 4              The persons nominated by the Board of Directors or by shareholders shall be identified, as the case may be, as candidates to independent Directors, subject to the provisions of Article 18 above, as well as the contents of the new Market Regulation.

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§ 5 The same person may stand for election in two or more slates of candidates, including those nominated by the Board of Directors.	§ 5 The same person may stand for election in two or more slates of candidates, including those nominated by the Board of Directors.	§ 5 The same person may stand for election in two or more slates of candidates, including those nominated by the Board of Directors.	N/A
§ 6 Each shareholder shall be entitled to vote for only one slate of candidates, and the slate of candidates receiving the largest number of votes at the Shareholders’ Meeting will be elected.	§ 6 Each shareholder shall be entitled to vote for only one slate of candidates, and the slate of candidates receiving the largest number of votes at the Shareholders’ Meeting will be elected.	§ 6 Each shareholder shall be entitled to vote for only one slate of candidates, and the slate of candidates receiving the largest number of votes at the Shareholders’ Meeting will be elected.	N/A

Current version	Proposed version	Amended version	Comments/Justifications on Proposed Changes

Article 21.              When electing members to the Board of Directors, shareholders will be entitled to request, as required by law, the adoption of a cumulative voting process, provided that they do so within, at least, forty-eight (48) hours in advance of the Shareholders’ Meeting.

Article 21.              When electing members to the Board of Directors, shareholders will be entitled to request, as required by law, the adoption of a cumulative voting process, provided that they do so within, at least, forty-eight (48) hours in advance of the Shareholders’ Meeting.

Article 21.              When electing members to the Board of Directors, shareholders will be entitled to request, as required by law, the adoption of a cumulative voting process, provided that they do so within, at least, forty-eight (48) hours in advance of the Shareholders’ Meeting.

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§ 1 The Company, immediately after receiving the request, shall notify the CVM and the B3 by electronic means and post on its internet website that the election will be conducted by cumulative voting.	§ 1 The Company, immediately after receiving the request, shall notify the CVM and the B3 by electronic means and post on its internet website that the election will be conducted by cumulative voting.	§ 1 The Company, immediately after receiving the request, shall notify the CVM and the B3 by electronic means and post on its internet website that the election will be conducted by cumulative voting.	N/A

§ 2              In the event members of the Board of Directors are elected by cumulative voting, the candidates will not be elected through a nomination on a slate of candidates; the candidates for the Board of Directors shall be those who are part of the slate of candidates as provided for in Article 20, as well as the candidates who are nominated by a shareholder attending the meeting, provided that the Shareholders’ Meeting is provided with the statements signed by these candidates as set forth in Paragraph 2 of Article 20 of these Bylaws.

§ 2              In the event members of the Board of Directors are elected by cumulative voting, the candidates will not be elected through a nomination on a slate of candidates; the candidates for the Board of Directors shall be those who are part of the slate of candidates as provided for in Article 20, as well as the candidates who are nominated by a shareholder attending the meeting, provided that the Shareholders’ Meeting is provided with the statements signed by these candidates as set forth in Paragraph 2 of Article 20 of these Bylaws.

§ 2              In the event members of the Board of Directors are elected by cumulative voting, the candidates will not be elected through a nomination on a slate of candidates; the candidates for the Board of Directors shall be those who are part of the slate of candidates as provided for in Article 20, as well as the candidates who are nominated by a shareholder attending the meeting, provided that the Shareholders’ Meeting is provided with the statements signed by these candidates as set forth in Paragraph 2 of Article 20 of these Bylaws.

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Current version	Proposed version	Amended version	Comments/Justifications on Proposed Changes

§ 3              Each shareholder shall be entitled to cast the entirety of the votes to which he/she is entitled on one sole candidate or to distribute them among several candidates; the candidates who received the largest number of votes shall be elected.

§ 3              Each shareholder shall be entitled to cast the entirety of the votes to which he/she is entitled on one sole candidate or to distribute them among several candidates; the candidates who received the largest number of votes shall be elected.

§ 3              Each shareholder shall be entitled to cast the entirety of the votes to which he/she is entitled on one sole candidate or to distribute them among several candidates; the candidates who received the largest number of votes shall be elected.

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§ 4              Positions that are not filled due to a tie vote shall require a new election, following the same procedure, adjusting the number of votes to which each shareholder will be entitled to the number of positions to be filled.

§ 4              Positions that are not filled due to a tie vote shall require a new election, following the same procedure, adjusting the number of votes to which each shareholder will be entitled to the number of positions to be filled.

§ 4              Positions that are not filled due to a tie vote shall require a new election, following the same procedure, adjusting the number of votes to which each shareholder will be entitled to the number of positions to be filled.

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§ 5              In the event the election has been conducted by cumulative voting, the removal of any member of the Board of Directors by the Shareholders’ Meeting shall entail the removal of the other members, giving rise to a new election.

§ 5              In the event the election has been conducted by cumulative voting, the removal of any member of the Board of Directors by the Shareholders’ Meeting shall entail the removal of the other members, giving rise to a new election.

§ 5              In the event the election has been conducted by cumulative voting, the removal of any member of the Board of Directors by the Shareholders’ Meeting shall entail the removal of the other members, giving rise to a new election.

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§ 6              In the event the Company may be controlled by one shareholder or group of shareholders, as defined in Article 116 of law no. 6,404/76, shareholders representing ten percent (10%) of the capital stock may require, in conformity with Paragraph 4 of Article 141 of Law 6,404/76, that the election of one of the members of the Board of Directors is carried out separately, notwithstanding the rules set forth in Article 20 above.

§ 6              In the event the Company may be controlled by one shareholder or group of shareholders, as defined in Article 116 of law no. 6,404/76, shareholders representing ten percent (10%) of the capital stock may require, in conformity with Paragraph 4 of Article 141 of Law 6,404/76, that the election of one of the members of the Board of Directors is carried out separately, notwithstanding the rules set forth in Article 20 above.

§ 6              In the event the Company may be controlled by one shareholder or group of shareholders, as defined in Article 116 of law no. 6,404/76, shareholders representing ten percent (10%) of the capital stock may require, in conformity with Paragraph 4 of Article 141 of Law 6,404/76, that the election of one of the members of the Board of Directors is carried out separately, notwithstanding the rules set forth in Article 20 above.

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Current version	Proposed version	Amended version	Comments/Justifications on Proposed Changes

Article 22.              In the event a director residing and domiciled outside Brazil is elected, the commencement of his/her term shall be conditioned on the appointment of an attorney-in-fact, residing and domiciled in Brazil, empowered to receive service of process for any corporate law-based lawsuit that may be brought against him/her. The term of such power of attorney shall be for, at least, three (3) years after the end of the term of office of the respective director.

Article 22.              In the event a director residing and domiciled outside Brazil is elected, the commencement of his/her term shall be conditioned on the appointment of an attorney-in-fact, residing and domiciled in Brazil, empowered to receive service of process for any corporate law-based lawsuit that may be brought against him/her. The term of such power of attorney shall be for, at least, three (3) years after the end of the term of office of the respective director.

Article 22.              In the event a director residing and domiciled outside Brazil is elected, the commencement of his/her term shall be conditioned on the appointment of an attorney-in-fact, residing and domiciled in Brazil, empowered to receive service of process for any corporate law-based lawsuit that may be brought against him/her. The term of such power of attorney shall be for, at least, three (3) years after the end of the term of office of the respective director.

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Article 23.              The Board of Directors shall elect a Chairman and Vice-Chairman among its members, to occur at the first meeting after the commencement of the directors´ term or at the first meeting after there is a vacancy of these positions on the Board of Directors.

Article 23.              The Board of Directors shall elect a Chairman and Vice-Chairman among its members, to occur at the first meeting after the commencement of the directors´ term or at the first meeting after there is a vacancy of these positions on the Board of Directors.

Article 23.              The Board of Directors shall elect a Chairman and Vice-Chairman among its members, to occur at the first meeting after the commencement of the directors´ term or at the first meeting after there is a vacancy of these positions on the Board of Directors.

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Section III – Meetings and Replacements

Article 24.              The Board of Directors shall hold regular meetings once every three (3) months and special meetings whenever called by the Chairman or by any two (2) directors.

Section III – Meetings and Replacements

Article 24.              The Board of Directors shall hold regular meetings once every three (3) months and special meetings whenever called by the Chairman or by any two (2) directors.

Section III – Meetings and Replacements

Article 24.              The Board of Directors shall hold regular meetings once every three (3) months and special meetings whenever called by the Chairman or by any two (2) directors.

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Current version	Proposed version	Amended version	Comments/Justifications on Proposed Changes

§ 1              The meetings of the Board of Directors shall be called in writing, by letter, telegram, fax, e-mail or any other form that allows proof of receipt of the call notice by the recipient, and shall contain, in addition to the place, date and time of the meeting, the agenda.

§ 1              The meetings of the Board of Directors shall be called in writing, by letter, telegram, fax, e-mail or any other form that allows proof of receipt of the call notice by the recipient, and shall contain, in addition to the place, date and time of the meeting, the agenda.

§ 1              The meetings of the Board of Directors shall be called in writing, by letter, telegram, fax, e-mail or any other form that allows proof of receipt of the call notice by the recipient, and shall contain, in addition to the place, date and time of the meeting, the agenda.

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§ 2              The meetings of the Board of Directors shall be called at least three (3) days in advance. Regardless of the formalities observed in calling the meeting, a meeting shall be deemed to be duly called if attended by all the members of the Board of Directors.

§ 2              The meetings of the Board of Directors shall be called at least three (3) days in advance. Regardless of the formalities observed in calling the meeting, a meeting shall be deemed to be duly called if attended by all the members of the Board of Directors.

§ 2              The meetings of the Board of Directors shall be called at least three (3) days in advance. Regardless of the formalities observed in calling the meeting, a meeting shall be deemed to be duly called if attended by all the members of the Board of Directors.

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§ 3              In case of urgency, the Chairman of the Board of Directors (or a third party he or she may appoint) may call a meeting of the Board of Directors with less than the period provided for in Paragraph 2 of this Article, provided that in this case the meeting shall not be held unless at least two-thirds (2/3) of the elected members attend the meeting.

§ 3              In case of urgency, the Chairman of the Board of Directors (or a third party he or she may appoint) may call a meeting of the Board of Directors with less than the period provided for in Paragraph 2 of this Article, provided that in this case the meeting shall not be held unless at least two-thirds (2/3) of the elected members attend the meeting.

§ 3              In case of urgency, the Chairman of the Board of Directors (or a third party he or she may appoint) may call a meeting of the Board of Directors with less than the period provided for in Paragraph 2 of this Article, provided that in this case the meeting shall not be held unless at least two-thirds (2/3) of the elected members attend the meeting.

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Current version	Proposed version	Amended version	Comments/Justifications on Proposed Changes

§ 4              The directors may attend the meetings of the Board of Directors by telephone conference, videoconference or by any other means of communication allowing the identification of the director and simultaneous communication with all the other persons present at the meeting.  In this case, directors will be considered to be present at the meeting and sign the corresponding minutes.

§ 4              The directors may attend the meetings of the Board of Directors by telephone conference, videoconference or by any other means of communication allowing the identification of the director and simultaneous communication with all the other persons present at the meeting.  In this case, directors will be considered to be present at the meeting and sign the corresponding minutes.

§ 4              The directors may attend the meetings of the Board of Directors by telephone conference, videoconference or by any other means of communication allowing the identification of the director and simultaneous communication with all the other persons present at the meeting.  In this case, directors will be considered to be present at the meeting and sign the corresponding minutes.

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Article 25.              Except for the provisions in Paragraph 3 of Article 24, the majority of the directors must attend a meeting of the Board of Directors for it to commence, including the Chairman or the Vice-Chairman, and the resolutions shall require a majority vote, with the Chairman or, in his/her absence, the Vice-Chairman, in addition to his/her own vote, providing the casting vote.

Article 25.              Except for the provisions in Paragraph 3 of Article 24, the majority of the directors must attend a meeting of the Board of Directors for it to commence, including the Chairman or the Vice-Chairman, and the resolutions shall require a majority vote, with the Chairman or, in his/her absence, the Vice-Chairman, in addition to his/her own vote, providing the casting vote.

Article 25.              Except for the provisions in Paragraph 3 of Article 24, the majority of the directors must attend a meeting of the Board of Directors for it to commence, including the Chairman or the Vice-Chairman, and the resolutions shall require a majority vote, with the Chairman or, in his/her absence, the Vice-Chairman, in addition to his/her own vote, providing the casting vote.

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Sole Paragraph.              In event of absence or temporary unavailability of the Chairman of the Board of Directors, his/her duties will be exercised, on a temporary basis, by the Vice-Chairman or by another member of the Board of Directors nominated by him/her.

Sole Paragraph.              In event of absence or temporary unavailability of the Chairman of the Board of Directors, his/her duties will be exercised, on a temporary basis, by the Vice-Chairman or by another member of the Board of Directors nominated by him/her.

Sole Paragraph.              In event of absence or temporary unavailability of the Chairman of the Board of Directors, his/her duties will be exercised, on a temporary basis, by the Vice-Chairman or by another member of the Board of Directors nominated by him/her.

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Current version	Proposed version	Amended version	Comments/Justifications on Proposed Changes

Article 26.              No member of the Board of Directors may have access to information, take part in resolutions and discussions of the Board of Directors or of any managing bodies, vote or, in any manner, intervene in the matter in which he/she is directly or indirectly in a conflict with the Company’s interests, as provided for by law.

Article 26.              No member of the Board of Directors may have access to information, take part in resolutions and discussions of the Board of Directors or of any managing bodies, vote or, in any manner, intervene in the matter in which he/she is directly or indirectly in a conflict with the Company’s interests, as provided for by law.

Article 26.              No member of the Board of Directors may have access to information, take part in resolutions and discussions of the Board of Directors or of any managing bodies, vote or, in any manner, intervene in the matter in which he/she is directly or indirectly in a conflict with the Company’s interests, as provided for by law.

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Article 27.              Except for the provisions in Paragraph 5 of Article 21, a substitute for a vacancy on the Board of Directors shall be appointed by the remaining directors and shall hold the office until the subsequent Shareholders’ Meeting, at which a new director shall be elected for remaining term of office of the replaced director. In the event of vacancy of the majority of the Board of Directors, a Shareholders’ Meeting shall be called within fifteen (15) days from the date thereof, in order to elect substitutes, who shall complete the term of office of the replaced members.

Article 27.              Except for the provisions in Paragraph 5 of Article 21, a substitute for a vacancy on the Board of Directors shall be appointed by the remaining directors and shall hold the office until the subsequent Shareholders’ Meeting, at which a new director shall be elected for remaining term of office of the replaced director. In the event of vacancy of the majority of the Board of Directors, a Shareholders’ Meeting shall be called within fifteen (15) days from the date thereof, in order to elect substitutes, who shall complete the term of office of the replaced members.

Article 27.              Except for the provisions in Paragraph 5 of Article 21, a substitute for a vacancy on the Board of Directors shall be appointed by the remaining directors and shall hold the office until the subsequent Shareholders’ Meeting, at which a new director shall be elected for remaining term of office of the replaced director. In the event of vacancy of the majority of the Board of Directors, a Shareholders’ Meeting shall be called within fifteen (15) days from the date thereof, in order to elect substitutes, who shall complete the term of office of the replaced members.

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Section IV – Powers Article 28. The Board of Directors shall have the power to: a) set the general guidelines of the Company’s and its subsidiaries’ business;	Section IV – Powers Article 28. The Board of Directors shall have the power to: a) set the general guidelines of the Company’s and its subsidiaries’ business;	Section IV – Powers Article 28. The Board of Directors shall have the power to: a) set the general guidelines of the Company’s and its subsidiaries’ business;	N/A

Current version	Proposed version	Amended version	Comments/Justifications on Proposed Changes
b) elect and remove the executive officers of the Company, appointing among them the Chief Executive Officer and the Investor Relations Officer, and define their duties;	b) elect and remove the executive officers of the Company, appointing among them the Chief Executive Officer and the Investor Relations Officer, and define their duties;	b) elect and remove the executive officers of the Company, appointing among them the Chief Executive Officer and the Investor Relations Officer, and define their duties;	N/A

c)              oversee the management of the executive officers; examine, at any time, the books and documents of the Company; request information about agreements previously entered into or in the process of being entered into by the Company or by its subsidiaries;

c)              oversee the management of the executive officers; examine, at any time, the books and documents of the Company; request information about agreements previously entered into or in the process of being entered into by the Company or by its subsidiaries;

c)              oversee the management of the executive officers; examine, at any time, the books and documents of the Company; request information about agreements previously entered into or in the process of being entered into by the Company or by its subsidiaries;

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d) express its opinion with respect to Management Report and the financial statements of the Company, submitting them to the Shareholders’ Meeting for approval;	d) express its opinion with respect to Management Report and the financial statements of the Company, submitting them to the Shareholders’ Meeting for approval;	d) express its opinion with respect to Management Report and the financial statements of the Company, submitting them to the Shareholders’ Meeting for approval;	N/A

e)              fix the compensation of the members of the Board of Directors and the individual compensation of the Executive Officers of the Company, considering the proposal of the People’s Committee, according to article 41, single paragraph, “b”.

e)              fix the compensation of the members of the Board of Directors and the individual compensation of the Executive Officers of the Company, considering the proposal of the People’s Committee, according to article 41, single paragraph, “b”.

e)              fix the compensation of the members of the Board of Directors and the individual compensation of the Executive Officers of the Company, considering the proposal of the People’s Committee, according to article 41, single paragraph, “b”.

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Current version	Proposed version	Amended version	Comments/Justifications on Proposed Changes

f)              define the overall criteria regarding the compensation and benefits policy of the directors and executive officers as well as of the senior employees of the Company and, whenever necessary, of its subsidiaries, taking into consideration the People Committee’s proposal;

f)              define the overall criteria regarding the compensation and benefits policy of the directors and executive officers as well as of the senior employees of the Company and, whenever necessary, of its subsidiaries, taking into consideration the People Committee’s proposal;

f)              define the overall criteria regarding the compensation and benefits policy of the directors and executive officers as well as of the senior employees of the Company and, whenever necessary, of its subsidiaries, taking into consideration the People Committee’s proposal;

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g) grant stock options under the terms of Article 8 of these Bylaws;	g) grant stock options under the terms of Article 8 of these Bylaws;	g) grant stock options under the terms of Article 8 of these Bylaws;	N/A
h) call the Shareholders’ Meetings;	h) call the Shareholders’ Meetings;	h) call the Shareholders’ Meetings;	N/A
i) submit a slate of candidates to the Shareholders’ Meeting for election of directors, pursuant to Article 20 of these Bylaws;	i) submit a slate of candidates to the Shareholders’ Meeting for election of directors, pursuant to Article 20 of these Bylaws;	i) submit a slate of candidates to the Shareholders’ Meeting for election of directors, pursuant to Article 20 of these Bylaws;	N/A
j) propose to the Shareholders’ Meeting the allocation of the balance of the adjusted net profit for the year, as referred to in letter “c”, paragraph one of Article 54 of these Bylaws;	j) propose to the Shareholders’ Meeting the allocation of the balance of the adjusted net profit for the year, as referred to in letter “c”, paragraph one of Article 54 of these Bylaws;	j) propose to the Shareholders’ Meeting the allocation of the balance of the adjusted net profit for the year, as referred to in letter “c”, paragraph one of Article 54 of these Bylaws;	N/A

k)              approve the preparation of financial statements at shorter intervals than the fiscal year, the distribution of dividends based on such financial statements or interim dividends, as well as the payment or crediting of interest on own capital, under the terms of the applicable laws;

k)              approve the preparation of financial statements at shorter intervals than the fiscal year, the distribution of dividends based on such financial statements or interim dividends, as well as the payment or crediting of interest on own capital, under the terms of the applicable laws;

k)              approve the preparation of financial statements at shorter intervals than the fiscal year, the distribution of dividends based on such financial statements or interim dividends, as well as the payment or crediting of interest on own capital, under the terms of the applicable laws;

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Current version	Proposed version	Amended version	Comments/Justifications on Proposed Changes
l) pass resolutions on the issuance of shares, debentures convertible into shares and subscription warrants, within the limits of the authorized capital of the Company;	l) pass resolutions on the issuance of shares, debentures convertible into shares and subscription warrants, within the limits of the authorized capital of the Company;	l) pass resolutions on the issuance of shares, debentures convertible into shares and subscription warrants, within the limits of the authorized capital of the Company;	N/A
m) submit proposals to the Shareholders’ Meeting concerning an amalgamation, spin-off, merger, merger of shares or dissolution of the Company, as well as amendments to these Bylaws;	m) submit proposals to the Shareholders’ Meeting concerning an amalgamation, spin-off, merger, merger of shares or dissolution of the Company, as well as amendments to these Bylaws;	m) submit proposals to the Shareholders’ Meeting concerning an amalgamation, spin-off, merger, merger of shares or dissolution of the Company, as well as amendments to these Bylaws;	N/A
n) authorize the acquisition of shares of the Company to be held as treasury shares, cancelled or subsequently disposed of, subject to applicable laws;	n) authorize the acquisition of shares of the Company to be held as treasury shares, cancelled or subsequently disposed of, subject to applicable laws;	n) authorize the acquisition of shares of the Company to be held as treasury shares, cancelled or subsequently disposed of, subject to applicable laws;	N/A
o) approve the public issuance of commercial promissory notes by the Company or by its controlled companies;	o) approve the public issuance of commercial promissory notes by the Company or by its controlled companies;	o) approve the public issuance of commercial promissory notes by the Company or by its controlled companies;	N/A

p)              approve the following transactions, either by the Company or by its controlled companies, when the value exceeds five percent (5%) of the Company’s shareholders’ equity: (i) acquisition, disposal or encumbrance of assets; (ii) granting of collateral; (iii) borrowings or waivers of any rights; (iv) investment or investment project; and (v) direct or indirect acquisition or disposal of an equity interest, including by means of a consortium or special partnership;

p)              approve the following transactions, either by the Company or by its controlled companies, when the value exceeds five percent (5%) of the Company’s shareholders’ equity: (i) acquisition, disposal or encumbrance of assets; (ii) granting of collateral; (iii) borrowings or waivers of any rights; (iv) investment or investment project; and (v) direct or indirect acquisition or disposal of an equity interest, including by means of a consortium or special partnership;

p)              approve the following transactions, either by the Company or by its controlled companies, when the value exceeds five percent (5%) of the Company’s shareholders’ equity: (i) acquisition, disposal or encumbrance of assets; (ii) granting of collateral; (iii) borrowings or waivers of any rights; (iv) investment or investment project; and (v) direct or indirect acquisition or disposal of an equity interest, including by means of a consortium or special partnership;

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Current version	Proposed version	Amended version	Comments/Justifications on Proposed Changes
q) approve the execution of shareholders’ agreements by the Company or by its controlled companies;	q) approve the execution of shareholders’ agreements by the Company or by its controlled companies;	q) approve the execution of shareholders’ agreements by the Company or by its controlled companies;	N/A
r) select and dismiss the independent auditors, after receiving the Audit Committee’s opinion;	r) select and dismiss the independent auditors, after receiving the Audit Committee’s opinion;	r) select and dismiss the independent auditors, after receiving the Audit Committee’s opinion;	N/A.

s)              express an opinion as to whether it is in favor or against any tender offer for the shares of the Company, through a prior opinion containing the reasons for such position disclosed within 15 (fifteen) days from the publication of the tender offer notice, opinion which should cover, at minimum: (i) the convenience and opportunity of the tender offer for the Company and its shareholders as a whole, including with respect to the price and potential impacts on share liquidity; (ii) any alternatives to accepting the tender offer for the shares on free float;

s)              express an opinion as to whether it is in favor or against any tender offer for the shares of the Company, through a prior opinion containing the reasons for such position disclosed within 15 (fifteen) days from the publication of the tender offer notice, opinion which should cover, at minimum: (i) the convenience and opportunity of the tender offer for the Company and its shareholders as a whole, including with respect to the price and potential impacts on share liquidity; (ii) any alternatives to accepting the tender offer for the shares on free float;

s)              express an opinion as to whether it is in favor or against any tender offer for the shares of the Company, through a prior opinion containing the reasons for such position disclosed within 15 (fifteen) days from the publication of the tender offer notice, opinion which should cover, at minimum: (i) the convenience and opportunity of the tender offer for the Company and its shareholders as a whole, including with respect to the price and potential impacts on share liquidity; (ii) any alternatives to accepting the tender offer for the shares on free float;

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t) approve corporate policies as per the proposals submitted by the relevant entities; and	t) approve corporate policies as per the proposals submitted by the relevant entities; and	t) approve corporate policies as per the proposals submitted by the relevant entities; and	N/A
u) pass resolutions on other matters not regulated by these Bylaws, as well as otherwise resolving such matters.	u) pass resolutions on other matters not regulated by these Bylaws, as well as otherwise resolving such matters.	u) pass resolutions on other matters not regulated by these Bylaws, as well as otherwise resolving such matters.	N/A

Current version	Proposed version	Amended version	Comments/Justifications on Proposed Changes

Article 29.              The Chairman of the Board of Directors shall:

a)              call the Shareholders’ Meeting, whenever so decided by the Board of Directors or, exceptionally, on his/her own initiative, in which case he/she shall immediately inform the other directors of the meeting;

Article 29.              The Chairman of the Board of Directors shall:

a)              call the Shareholders’ Meeting, whenever so decided by the Board of Directors or, exceptionally, on his/her own initiative, in which case he/she shall immediately inform the other directors of the meeting;

Article 29.              The Chairman of the Board of Directors shall:

a)              call the Shareholders’ Meeting, whenever so decided by the Board of Directors or, exceptionally, on his/her own initiative, in which case he/she shall immediately inform the other directors of the meeting;

N/A
b) call and preside the meetings of the Board of Directors;	b) call and preside the meetings of the Board of Directors;	b) call and preside the meetings of the Board of Directors;	N/A
c) communicate the dates of the regular meetings and oversee the Board of Director’s administrative activities; and	c) communicate the dates of the regular meetings and oversee the Board of Director’s administrative activities; and	c) communicate the dates of the regular meetings and oversee the Board of Director’s administrative activities; and	N/A
d) convey resolutions made by the Board of Directors to the Board of Executive Officers and instruct the latter on the fulfillment thereof.	d) convey resolutions made by the Board of Directors to the Board of Executive Officers and instruct the latter on the fulfillment thereof.	d) convey resolutions made by the Board of Directors to the Board of Executive Officers and instruct the latter on the fulfillment thereof.	N/A

Article 30. The Vice-Chairman of the Board of Directors shall replace the Chairman, in his/her occasional absences and unavailability and, in case of vacancy in the office of Chairman, to hold such office until the date of the election of the new Chairman.

Article 30. The Vice-Chairman of the Board of Directors shall replace the Chairman, in his/her occasional absences and unavailability and, in case of vacancy in the office of Chairman, to hold such office until the date of the election of the new Chairman.

Article 30. The Vice-Chairman of the Board of Directors shall replace the Chairman, in his/her occasional absences and unavailability and, in case of vacancy in the office of Chairman, to hold such office until the date of the election of the new Chairman.

N/A

Current version	Proposed version	Amended version	Comments/Justifications on Proposed Changes

CHAPTER VI

Board of Executive Officers

Article 31. The Board of Executive Officers shall be comprised of up to eight (8) executive officers, who may or may not be shareholders, shall be resident in Brazil and be elected by the Board of Directors, without specific designation except for the Chief Executive Officer and the Investor Relations Officer.

CHAPTER VI

Board of Executive Officers

Article 31. The Board of Executive Officers shall be comprised of up to eight (8) executive officers, who may or may not be shareholders, shall be resident in Brazil and be elected by the Board of Directors, without specific designation except for the Chief Executive Officer and the Investor Relations Officer.

CHAPTER VI

Board of Executive Officers

Article 31. The Board of Executive Officers shall be comprised of up to eight (8) executive officers, who may or may not be shareholders, shall be resident in Brazil and be elected by the Board of Directors, without specific designation except for the Chief Executive Officer and the Investor Relations Officer.

N/A
Sole paragraph. The term of the members of the Board of Executive Officers shall be 2 (two) years, with reelection permitted, and will continue until each successor is elected.	Sole paragraph. The term of the members of the Board of Executive Officers shall be 2 (two) years, with reelection permitted, and will continue until each successor is elected.	Sole paragraph. The term of the members of the Board of Executive Officers shall be 2 (two) years, with reelection permitted, and will continue until each successor is elected.	N/A

Article 32.               The Board of Executive Officers shall hold meetings whenever the interest of the Company shall so require and their decisions shall be made by simple majority of votes, requiring one-half of the number of the elected members to form a quorum, with the Chief Executive Officer, in addition to his/her own vote, providing the casting vote.

Article 32.               The Board of Executive Officers shall hold meetings whenever the interest of the Company shall so require and their decisions shall be made by simple majority of votes, requiring one-half of the number of the elected members to form a quorum, with the Chief Executive Officer, in addition to his/her own vote, providing the casting vote.

Article 32.               The Board of Executive Officers shall hold meetings whenever the interest of the Company shall so require and their decisions shall be made by simple majority of votes, requiring one-half of the number of the elected members to form a quorum, with the Chief Executive Officer, in addition to his/her own vote, providing the casting vote.

N/A

Current version	Proposed version	Amended version	Comments/Justifications on Proposed Changes

Article 33.              The Board of Executive Officers shall perform the acts necessary for the regular operation of the Company and for the management of its business, and shall be authorized to open and close branches, offices or other premises and facilities in any location in Brazil or abroad, subject to the guidelines provided by the Board of Directors.

Article 33.              The Board of Executive Officers shall perform the acts necessary for the regular operation of the Company and for the management of its business, and shall be authorized to open and close branches, offices or other premises and facilities in any location in Brazil or abroad, subject to the guidelines provided by the Board of Directors.

Article 33.              The Board of Executive Officers shall perform the acts necessary for the regular operation of the Company and for the management of its business, and shall be authorized to open and close branches, offices or other premises and facilities in any location in Brazil or abroad, subject to the guidelines provided by the Board of Directors.

N/A
§ 1 Actions which may affect third parties shall be signed by two executive officers, jointly, or by one executive officer and one attorney-in-fact, or by two attorneys-in-fact, with specific powers.	§ 1 Actions which may affect third parties shall be signed by two executive officers, jointly, or by one executive officer and one attorney-in-fact, or by two attorneys-in-fact, with specific powers.	§ 1 Actions which may affect third parties shall be signed by two executive officers, jointly, or by one executive officer and one attorney-in-fact, or by two attorneys-in-fact, with specific powers.	N/A

§ 2              The Company, acting by two of its executive officers, may appoint attorneys-in-fact, specifying in the power of attorney the purpose thereof, the powers granted and the term of the power of attorney, which shall not exceed one year, unless the power of attorney is granted with ad judicia powers, in which case it may be valid for an indefinite term.

§ 2              The Company, acting by two of its executive officers, may appoint attorneys-in-fact, specifying in the power of attorney the purpose thereof, the powers granted and the term of the power of attorney, which shall not exceed one year, unless the power of attorney is granted with ad judicia powers, in which case it may be valid for an indefinite term.

§ 2              The Company, acting by two of its executive officers, may appoint attorneys-in-fact, specifying in the power of attorney the purpose thereof, the powers granted and the term of the power of attorney, which shall not exceed one year, unless the power of attorney is granted with ad judicia powers, in which case it may be valid for an indefinite term.

N/A

§ 3              The Board of Executive Officers may, in exceptional cases, authorize the Company to be represented by one sole executive officer or one sole attorney-in-fact appointed for such purpose, and shall specify the purpose and limit of the powers granted in the minutes of the meeting.

§ 3              The Board of Executive Officers may, in exceptional cases, authorize the Company to be represented by one sole executive officer or one sole attorney-in-fact appointed for such purpose, and shall specify the purpose and limit of the powers granted in the minutes of the meeting.

§ 3              The Board of Executive Officers may, in exceptional cases, authorize the Company to be represented by one sole executive officer or one sole attorney-in-fact appointed for such purpose, and shall specify the purpose and limit of the powers granted in the minutes of the meeting.

N/A

Current version	Proposed version	Amended version	Comments/Justifications on Proposed Changes

Article 34.              The Chief Executive Officer shall:

a)              direct, instruct and coordinate the activities of the Company;

b)              call and preside over the meetings of the Board of Executive Officers; and

c)              represent the Company in court, either as plaintiff or defendant.

Article 34.              The Chief Executive Officer shall:

a)              direct, instruct and coordinate the activities of the Company;

b)              call and preside over the meetings of the Board of Executive Officers; and

c)              represent the Company in court, either as plaintiff or defendant.

Article 34.              The Chief Executive Officer shall:

a)              direct, instruct and coordinate the activities of the Company;

b)              call and preside over the meetings of the Board of Executive Officers; and

c)              represent the Company in court, either as plaintiff or defendant.

N/A

Article 35. The executive officer exercising the duties of Investor Relations Officer shall provide information to investors, the CVM and the stock exchange or over-the-counter market on which the Company’s securities are traded, as well as maintain the registration of the Company updated in conformity with the CVM’s applicable regulations and to meet the other requirements contained in such regulations, in addition to exercising the duties assigned to him/her by the Board of Directors.

Article 35. The executive officer exercising the duties of Investor Relations Officer shall provide information to investors, the CVM and the stock exchange or over-the-counter market on which the Company’s securities are traded, as well as maintain the registration of the Company updated in conformity with the CVM’s applicable regulations and to meet the other requirements contained in such regulations, in addition to exercising the duties assigned to him/her by the Board of Directors.

Article 35. The executive officer exercising the duties of Investor Relations Officer shall provide information to investors, the CVM and the stock exchange or over-the-counter market on which the Company’s securities are traded, as well as maintain the registration of the Company updated in conformity with the CVM’s applicable regulations and to meet the other requirements contained in such regulations, in addition to exercising the duties assigned to him/her by the Board of Directors.

N/A
Article 36. The executive officers without a specific designation, in addition to their statutory duties, shall perform those duties which may be assigned to them by the Board of Directors.	Article 36. The executive officers without a specific designation, in addition to their statutory duties, shall perform those duties which may be assigned to them by the Board of Directors.	Article 36. The executive officers without a specific designation, in addition to their statutory duties, shall perform those duties which may be assigned to them by the Board of Directors.	N/A

Current version	Proposed version	Amended version	Comments/Justifications on Proposed Changes
Article 37. The executive officers shall substitute each other, subject to the following conditions:	Article 37. The executive officers shall substitute each other, subject to the following conditions:	Article 37. The executive officers shall substitute each other, subject to the following conditions:	N/A

a)              in case of the occasional absence and unavailability of the Chief Executive Officer for a period of up to sixty (60) days, the Chairman of the Board of Directors shall nominate a substitute for him/her from among the members of the Board of Executive Officers, and the substitute executive officer shall temporarily exercise the duties of Chief Executive Officer until the latter returns to his/her office or the next following meeting of the Board of Directors, whichever occurs first; and

b)              in case of vacancy in the office of an executive officer, he/she may be replaced, until the following meeting of the Board of Directors, by another executive officer appointed by the Chief Executive Officer.

a)              in case of the occasional absence and unavailability of the Chief Executive Officer for a period of up to sixty (60) days, the Chairman of the Board of Directors shall nominate a substitute for him/her from among the members of the Board of Executive Officers, and the substitute executive officer shall temporarily exercise the duties of Chief Executive Officer until the latter returns to his/her office or the next following meeting of the Board of Directors, whichever occurs first; and

b)              in case of vacancy in the office of an executive officer, he/she may be replaced, until the following meeting of the Board of Directors, by another executive officer appointed by the Chief Executive Officer.

a)              in case of the occasional absence and unavailability of the Chief Executive Officer for a period of up to sixty (60) days, the Chairman of the Board of Directors shall nominate a substitute for him/her from among the members of the Board of Executive Officers, and the substitute executive officer shall temporarily exercise the duties of Chief Executive Officer until the latter returns to his/her office or the next following meeting of the Board of Directors, whichever occurs first; and

b)              in case of vacancy in the office of an executive officer, he/she may be replaced, until the following meeting of the Board of Directors, by another executive officer appointed by the Chief Executive Officer.

N/A

Current version	Proposed version	Amended version	Comments/Justifications on Proposed Changes

CHAPTER VII

Committees

Article 38.              The Company shall have the following support committees attached to the Board of Directors:

(a)              Audit and Risks Committee;

(b)              People Committee; and

(c)              Strategy Committee.

CHAPTER VII

Committees

Article 38.              The Company shall have the following support committees attached to the Board of Directors:

(a)              Audit and Risks Committee;

(b)              People Committee; and

(c)              Strategy Committee.

CHAPTER VII

Committees

Article 38.              The Company shall have the following support committees attached to the Board of Directors:

(a)              Audit and Risks Committee;

(b)              People Committee; and

(c)              Strategy Committee.

N/A
§ 1 Each committee shall have its own internal bylaws, which shall require the approval of the Board of Directors, to govern matters associated with its working and define the role of its coordinator.	§ 1 Each committee shall have its own internal bylaws, which shall require the approval of the Board of Directors, to govern matters associated with its working and define the role of its coordinator.	§ 1 Each committee shall have its own internal bylaws, which shall require the approval of the Board of Directors, to govern matters associated with its working and define the role of its coordinator.	N/A
§ 2 The Board of Directors may establish additional committees for assisting it in the management of the Company, which may have specific purposes and may appoint their respective members.	§ 2 The Board of Directors may establish additional committees for assisting it in the management of the Company, which may have specific purposes and may appoint their respective members.	§ 2 The Board of Directors may establish additional committees for assisting it in the management of the Company, which may have specific purposes and may appoint their respective members.	N/A

Current version	Proposed version	Amended version	Comments/Justifications on Proposed Changes

§ 3              The same obligations and restrictions imposed by law, by these Bylaws and by the New Market Regulation on the directors and executive officers of the Company shall apply to the members of the Audit and Risks Committee, the People Committee, the Strategy Committee and other additional committees that may be established by the Board of Directors for assistance in the management of the Company.

§ 3              The same obligations and restrictions imposed by law, by these Bylaws and by the New Market Regulation on the directors and executive officers of the Company shall apply to the members of the Audit and Risks Committee, the People Committee, the Strategy Committee and other additional committees that may be established by the Board of Directors for assistance in the management of the Company.

§ 3              The same obligations and restrictions imposed by law, by these Bylaws and by the New Market Regulation on the directors and executive officers of the Company shall apply to the members of the Audit and Risks Committee, the People Committee, the Strategy Committee and other additional committees that may be established by the Board of Directors for assistance in the management of the Company.

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Article 39.              Subject to the criteria set forth below, the Committees shall be comprised of at least three (3) members, being at least one of them a Director, all elected by the Board of Directors for a term of office of two (2) years, and the term shall coincide with the term of office of the Directors, with reelection being permitted for successive terms.

Article 39.              Subject to the criteria set forth below, the Committees shall be comprised of at least three (3) members, all elected by the Board of Directors for a term of office of two (2) years, and the term shall coincide with the term of office of the Directors.

Article 39.              Subject to the criteria set forth below, the Committees shall be comprised of at least three (3) members, ~~being at least one of them a Director,~~ all elected by the Board of Directors for a term of office of two (2) years, and the term shall coincide with the term of office of the Directors~~, with reelection being permitted for successive terms~~.

Adjustment to allow each Advisory Committee to have its own composition rule, allowing for the improvement of governance in the composition of Committees, as well as to adapt to the content of CVM Resolution 23/21.

Current version	Proposed version	Amended version	Comments/Justifications on Proposed Changes

§ 1       During their term of office, the members of each Committee may not be replaced except for the following reasons:

(a)       death or resignation;

(b)       unjustified absence from three (3) consecutive meetings or six (6) alternate meetings per year; or

(c)       a substantiated decision of the Board of Directors.

§ 1       During their term of office, the members of each Committee may not be replaced except for the following reasons:

(a)       death or resignation;

(b)       unjustified absence from three (3) consecutive meetings or six (6) alternate meetings per year; or

(c)       a substantiated decision of the Board of Directors.

§ 1       During their term of office, the members of each Committee may not be replaced except for the following reasons:

(a)       death or resignation;

(b)       unjustified absence from three (3) consecutive meetings or six (6) alternate meetings per year; or

(c)       a substantiated decision of the Board of Directors.

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§ 2 In the event of a vacancy in any member of the Committees, the Board of Directors shall elect a person to complete the term of office of the replaced member.	§ 2 In the event of a vacancy in any member of the Committees, the Board of Directors shall elect a person to complete the term of office of the replaced member.	§ 2 In the event of a vacancy in any member of the Committees, the Board of Directors shall elect a person to complete the term of office of the replaced member.	N/A
There is no corresponding device.	§ 3 The members of the committees may be reappointed for successive terms, except for the members of the Audit and Risk Committee, who will exercise their positions for a maximum of 10 (ten) years.	§ 3 The members of the committees may be reappointed for successive terms, except for the members of the Audit and Risks Committee, who will exercise their positions for a maximum of 10 (ten) years.	Inclusion to adapt to the content of CVM Resolution 23/21, limiting the term of office of the Audit and Risks Committee members to a maximum term of 10 years.

Current version	Proposed version	Amended version	Comments/Justifications on Proposed Changes
Section I – Audit and Risks Committee	Section I – Audit and Risks Committee	Section I – Audit and Risks Committee	N/A

Article 40.              The Audit and Risks Committee shall include at least one (01) independent Director and at least one (01) member with recognized experience in corporate accounting matters, as provided in the applicable regulations of the CVM.

Article 40.              The Audit and Risks Committee shall be composed only by Directors, with the majority being independent, and include at least one (01) member with recognized experience in corporate accounting matters, as provided in the applicable regulations of the CVM.

Article 40.              The Audit and Risks Committee shall ~~include~~ be composed only by Directors, with the majority being independent, ~~at least one (01) independent Director~~ and include at least one (01) member with recognized experience in corporate accounting matters, as provided in the applicable regulations of the CVM.

Adjustment to improve the governance of the Audit and Risks Committee and compliance with the content of CVM Resolution 23/21, adjusting the composition of the body.
§ 1 A single member of the Audit and Risks Committee may concentrate the two foregoing requirements.	§ 1 A single member of the Audit and Risks Committee may concentrate the two foregoing requirements.	§ 1 A single member of the Audit and Risks Committee may concentrate the two foregoing requirements.
There is no corresponding device.

§ 2    To be characterized as an independent member, the member of the Audit and Risks Committee must meet the requirements set forth in the applicable CVM regulation, as well as those set out in the New Market Regulation.

§ 2     To be characterized as an independent member, the member of the Audit and Risks Committee must meet the requirements set forth in the applicable CVM regulation, as well as those set out in the New Market Regulation.

Inclusion to adapt to the provisions of CVM Resolution 23/21, to add to the independence requirements of the New Market Regulation, the independence requirements provided for therein to characterize the Committee member as independent.

There is no corresponding device.	§ 3 The member of the Audit and Risks Committee who ceases to hold said position may only rejoin the Committee after at least 3 (three) years have elapsed since the end of the term of office.	§ 3 The member of the Audit and Risks Committee who ceases to hold said position may only rejoin the Committee after at least 3 (three) years have elapsed since the end of the term of office.	Inclusion to reflect the period provided by the CVM Resolution 23/21 for a Committee member to exercise the position again.

Current version	Proposed version	Amended version	Comments/Justifications on Proposed Changes
§ 2 The Audit and Risks Committee shall:	§ 4 The Audit and Risks Committee shall:	§ 4~~2~~ The Audit and Risks Committee shall:	Numbering adjustment.

(a) recommend to the Board of Directors the retention and dismissal of independent audit services, as well as propose to the Board of Directors the nomination of the independent auditors and their replacement;

(b) review the Management Report and the financial statements of the Company and of its controlled companies, and provide the recommendations it deems necessary to the Board of Directors;

(c) review the quarterly financial information, interim statements, and financial statements prepared by the Company;

(a) recommend to the Board of Directors the retention and dismissal of independent audit services, as well as propose to the Board of Directors the nomination of the independent auditors and their replacement;

(b) review the Management Report and the financial statements of the Company and of its controlled companies, and provide the recommendations it deems necessary to the Board of Directors;

(c) review the quarterly financial information, interim statements, and financial statements prepared by the Company;

(a) recommend to the Board of Directors the retention and dismissal of independent audit services, as well as propose to the Board of Directors the nomination of the independent auditors and their replacement;

(b) review the Management Report and the financial statements of the Company and of its controlled companies, and provide the recommendations it deems necessary to the Board of Directors;

(c) review the quarterly financial information, interim statements, and financial statements prepared by the Company;

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Current version	Proposed version	Amended version	Comments/Justifications on Proposed Changes

(d) monitor the activities of the Company’s internal audit and internal controls departments, including follow up and assessment of the effectiveness and sufficiency of the internal control structure and of the internal and independent audit processes of the Company and of its controlled companies, including in relation to the provisions set forth in the Sarbanes-Oxley Act, submitting the recommendations it deems necessary for the improvement of policies, practices and procedures;

(e) evaluate and monitor the Company’s risk exposure, as per the Risk Management Policy, as well as to provide its opinion on any review of the contents thereof, in addition to advising the Board of Directors in connection with the setting of acceptable risk levels;

(f) review, monitor and recommend to management any corrections or improvements to be made to the Company’s corporate policies;

(d) monitor the activities of the Company’s internal audit and internal controls departments, including follow up and assessment of the effectiveness and sufficiency of the internal control structure and of the internal and independent audit processes of the Company and of its controlled companies, including in relation to the provisions set forth in the Sarbanes-Oxley Act, submitting the recommendations it deems necessary for the improvement of policies, practices and procedures;

(e) evaluate and monitor the Company’s risk exposure, as per the Risk Management Policy, as well as to provide its opinion on any review of the contents thereof, in addition to advising the Board of Directors in connection with the setting of acceptable risk levels;

(f) review, monitor and recommend to management any corrections or improvements to be made to the Company’s corporate policies;

(d) monitor the activities of the Company’s internal audit and internal controls departments, including follow up and assessment of the effectiveness and sufficiency of the internal control structure and of the internal and independent audit processes of the Company and of its controlled companies, including in relation to the provisions set forth in the Sarbanes-Oxley Act, submitting the recommendations it deems necessary for the improvement of policies, practices and procedures;

(e) evaluate and monitor the Company’s risk exposure, as per the Risk Management Policy, as well as to provide its opinion on any review of the contents thereof, in addition to advising the Board of Directors in connection with the setting of acceptable risk levels;

(f) review, monitor and recommend to management any corrections or improvements to be made to the Company’s corporate policies;

N/A

Current version	Proposed version	Amended version	Comments/Justifications on Proposed Changes

(g) establish procedures for the acceptance and handling of information submitted by any party relating to alleged noncompliance with applicable legal and regulatory requirements applicable to the Company, in addition to internal regulations, policies and codes, including procedures for confidential or anonymous submission, safeguarding information secrecy;

(h) interact with the other Company’s governing bodies in connection with the receipt and review of information on noncompliance with legal and regulatory requirements applicable to the Company, as well as with internal regulations, policies and code; and

(i) provide its opinion on the matters submitted to it by the Board of Directors, as well as on those matters it determines to be relevant.

(g) establish procedures for the acceptance and handling of information submitted by any party relating to alleged noncompliance with applicable legal and regulatory requirements applicable to the Company, in addition to internal regulations, policies and codes, including procedures for confidential or anonymous submission, safeguarding information secrecy;

(h) interact with the other Company’s governing bodies in connection with the receipt and review of information on noncompliance with legal and regulatory requirements applicable to the Company, as well as with internal regulations, policies and code; and

(i) provide its opinion on the matters submitted to it by the Board of Directors, as well as on those matters it determines to be relevant.

(g) establish procedures for the acceptance and handling of information submitted by any party relating to alleged noncompliance with applicable legal and regulatory requirements applicable to the Company, in addition to internal regulations, policies and codes, including procedures for confidential or anonymous submission, safeguarding information secrecy;

(h) interact with the other Company’s governing bodies in connection with the receipt and review of information on noncompliance with legal and regulatory requirements applicable to the Company, as well as with internal regulations, policies and code; and

(i) provide its opinion on the matters submitted to it by the Board of Directors, as well as on those matters it determines to be relevant.

N/A
Section II – People Committee	Section II – People Committee	Section II – People Committee	N/A

Current version	Proposed version	Amended version	Comments/Justifications on Proposed Changes
Article 41. The People Committee shall be comprised of a minimum of two (2) independent Directors, and the other members may be Directors or not.	Article 41. The People Committee shall have a majority of Directors in its composition, with a minimum of two (2) independent Directors.	Article 41. The People Committee shall ~~be comprised of~~ have a majority of Directors in its composition, with a minimum of two (2) independent Directors~~, and the other members may be Directors or not~~.	Adjustment to ensure that the People Committee is composed mostly of Company Directors, an improvement in governance.

Sole Paragraph. The People Committee shall:

(a) propose to the Board of Directors the compensation to be paid to the directors and executive officers and senior employees of the Company and its controlled companies, to the members of the committees and of other governing bodies assisting the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, and periodically revise the parameters and guidelines and, as a result, the compensation policy and other benefits of the Company and its controlled companies;

(b) propose to the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, the overall compensation of the directors and executive officers of the Company, which shall be submitted to the Shareholders’ Meeting, and propose the individual compensation of the Board of Executive Officers;

(c) ensure that the Company prepares itself adequately for the succession of its directors, executive officers and other key employees, particularly the Chief Executive Officer and the principal executive officers; and

(d) carry out diligence and supervise the steps taken to ensure that the Company adopts a model of competence and leadership, attraction, retention and motivation in line with its strategic plans.

Sole Paragraph. The People Committee shall:

(a) propose to the Board of Directors the compensation to be paid to the directors and executive officers and senior employees of the Company and its controlled companies, to the members of the committees and of other governing bodies assisting the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, and periodically revise the parameters and guidelines and, as a result, the compensation policy and other benefits of the Company and its controlled companies;

(b) propose to the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, the overall compensation of the directors and executive officers of the Company, which shall be submitted to the Shareholders’ Meeting, and propose the individual compensation of the Board of Executive Officers;

(c) ensure that the Company prepares itself adequately for the succession of its directors, executive officers and other key employees, particularly the Chief Executive Officer and the principal executive officers; and

(d) carry out diligence and supervise the steps taken to ensure that the Company adopts a model of competence and leadership, attraction, retention and motivation in line with its strategic plans.

Sole Paragraph. The People Committee shall:

(a) propose to the Board of Directors the compensation to be paid to the directors and executive officers and senior employees of the Company and its controlled companies, to the members of the committees and of other governing bodies assisting the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, and periodically revise the parameters and guidelines and, as a result, the compensation policy and other benefits of the Company and its controlled companies;

(b) propose to the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, the overall compensation of the directors and executive officers of the Company, which shall be submitted to the Shareholders’ Meeting, and propose the individual compensation of the Board of Executive Officers;

(c) ensure that the Company prepares itself adequately for the succession of its directors, executive officers and other key employees, particularly the Chief Executive Officer and the principal executive officers; and

(d) carry out diligence and supervise the steps taken to ensure that the Company adopts a model of competence and leadership, attraction, retention and motivation in line with its strategic plans.

N/A

Current version	Proposed version	Amended version	Comments/Justifications on Proposed Changes
Section III – Strategy Committee	Section III – Strategy Committee	Section III – Strategy Committee	N/A
Article 42. The Strategy Committee shall be comprised entirely of Directors and its duties shall be as follows:	Article 42. The Strategy Committee will have a majority of Directors in its composition.	Article 42. The Strategy Committee will have a majority of Directors in its composition. ~~shall be comprised entirely of Directors and its duties shall be as follows:~~	Adjustment to ensure that the Strategy Committee is composed mostly of Company Directors, an improvement in governance.
	Sole Paragraph. The Strategy Committee shall be comprised entirely of Directors and its duties shall be as follows:	Sole Paragraph. The Strategy Committee shall be comprised entirely of Directors and its duties shall be as follows:	Paragraph adjustment to reflect the changes amended in the caput of the newly created article 42.

(a) to advise the Board of Directors in overall business direction, as well as in the drafting and monitoring of the Company’s strategic plans and budgets;

(b) to provide its opinion on, and monitor, the Company’s strategic partnerships and main investments, as provided in the Investment Policy; and

(c) to provide its opinion on the capital allocation strategy and on the management of the Company’s portfolio, including mergers and acquisitions.

(a) to advise the Board of Directors in overall business direction, as well as in the drafting and monitoring of the Company’s strategic plans and budgets;

(b) to provide its opinion on, and monitor, the Company’s strategic partnerships and main investments, as provided in the Investment Policy; and

(c) to provide its opinion on the capital allocation strategy and on the management of the Company’s portfolio, including mergers and acquisitions.

(a) to advise the Board of Directors in overall business direction, as well as in the drafting and monitoring of the Company’s strategic plans and budgets;

(b) to provide its opinion on, and monitor, the Company’s strategic partnerships and main investments, as provided in the Investment Policy; and

(c) to provide its opinion on the capital allocation strategy and on the management of the Company’s portfolio, including mergers and acquisitions.

N/A

Current version	Proposed version	Amended version	Comments/Justifications on Proposed Changes

CHAPTER VIII

Fiscal Council (Conselho Fiscal)

Article 43. The Company’s Fiscal Council shall be non-permanent and, when installed by the Shareholders’ Meeting as provided in Law 6,404/76, shall be comprised of three (3) members and an equal number of alternate members, with such duties, powers and compensation as provided for by law.  The Fiscal Council shall have a term of office of one (1) year, with reelection being permitted.

CHAPTER VIII

Fiscal Council (Conselho Fiscal)

Article 43. The Company’s Fiscal Council shall be non-permanent and, when installed by the Shareholders’ Meeting as provided in Law 6,404/76, shall be comprised of three (3) members and an equal number of alternate members, with such duties, powers and compensation as provided for by law.  The Fiscal Council shall have a term of office of one (1) year, with reelection being permitted.

CHAPTER VIII

Fiscal Council (Conselho Fiscal)

Article 43. The Company’s Fiscal Council shall be non-permanent and, when installed by the Shareholders’ Meeting as provided in Law 6,404/76, shall be comprised of three (3) members and an equal number of alternate members, with such duties, powers and compensation as provided for by law.  The Fiscal Council shall have a term of office of one (1) year, with reelection being permitted.

N/A

§ 1 Once the Fiscal Council has been installed, the commencement of the term of its full and alternate members shall be conditioned on the execution of the respective indeed of investiture, which shall cover their consent to the contents of Article 52 hereof.

§ 1 Once the Fiscal Council has been installed, the commencement of the term of its full and alternate members shall be conditioned on the execution of the respective indeed of investiture, which shall cover their consent to the contents of Article 52 hereof.

§ 1 Once the Fiscal Council has been installed, the commencement of the term of its full and alternate members shall be conditioned on the execution of the respective indeed of investiture, which shall cover their consent to the contents of Article 52 hereof.

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§ 2 The Fiscal Council shall hold regular meetings once every quarter, and extraordinary meetings whenever necessary, and shall keep minutes of such meetings in the Company’s records.	§ 2 The Fiscal Council shall hold regular meetings once every quarter, and extraordinary meetings whenever necessary, and shall keep minutes of such meetings in the Company’s records.	§ 2 The Fiscal Council shall hold regular meetings once every quarter, and extraordinary meetings whenever necessary, and shall keep minutes of such meetings in the Company’s records.	N/A

Current version	Proposed version	Amended version	Comments/Justifications on Proposed Changes

§ 3              The same obligations and restrictions imposed by law, these Bylaws and the New Market Regulation on the directors and executive officers of the Company shall apply to the members of the Fiscal Council.

§ 3              The same obligations and restrictions imposed by law, these Bylaws and the New Market Regulation on the directors and executive officers of the Company shall apply to the members of the Fiscal Council.

§ 3              The same obligations and restrictions imposed by law, these Bylaws and the New Market Regulation on the directors and executive officers of the Company shall apply to the members of the Fiscal Council.

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CHAPTER IX Tender Offers	CHAPTER IX Tender Offers	CHAPTER IX Tender Offers	N/A

Section I – Sale of a Controlling Interest

Article 44. A direct or indirect sale of the controlling interest in the Company, either in a single transaction, or in a series of successive transactions, shall be conditioned upon the buyer making a tender offer for shares issued by the Company held by the remaining shareholders, subject to the conditions and terms set forth under the applicable laws and regulations and in the New Market Regulation, in order to provide shareholders equal treatment to that afforded to the seller.

Section I – Sale of a Controlling Interest

Article 44. A direct or indirect sale of the controlling interest in the Company, either in a single transaction, or in a series of successive transactions, shall be conditioned upon the buyer making a tender offer for shares issued by the Company held by the remaining shareholders, subject to the conditions and terms set forth under the applicable laws and regulations and in the New Market Regulation, in order to provide shareholders equal treatment to that afforded to the seller.

Section I – Sale of a Controlling Interest

Article 44. A direct or indirect sale of the controlling interest in the Company, either in a single transaction, or in a series of successive transactions, shall be conditioned upon the buyer making a tender offer for shares issued by the Company held by the remaining shareholders, subject to the conditions and terms set forth under the applicable laws and regulations and in the New Market Regulation, in order to provide shareholders equal treatment to that afforded to the seller.

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Sole Paragraph. The buyer of a controlling interest shall, after the financial settlement of the foregoing tender offer, take the appropriate actions to, over the course of the subsequent eighteen (18) months, restore the minimum percentage of outstanding shares as per the New Market Regulation.

Sole Paragraph. The buyer of a controlling interest shall, after the financial settlement of the foregoing tender offer, take the appropriate actions to, over the course of the subsequent eighteen (18) months, restore the minimum percentage of outstanding shares as per the New Market Regulation.

Sole Paragraph. The buyer of a controlling interest shall, after the financial settlement of the foregoing tender offer, take the appropriate actions to, over the course of the subsequent eighteen (18) months, restore the minimum percentage of outstanding shares as per the New Market Regulation.

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Current version	Proposed version	Amended version	Comments/Justifications on Proposed Changes

Section II – Acquisition of Relevant Interest

Article 45. Any person, regardless of whether he/she is a shareholder, which, on his/her own account or through Joint Action with another person (“Purchaser of a Relevant Interest”), acquires or becomes the holder of Company shares, through a single transaction or a series of successive transactions, representing twenty percent (20%) or more of its capital stock (“Relevant Interest”), shall be required to make a tender offer for the acquisition of the shares held by the remaining shareholders at a price equal to the highest value per share paid by him/her in the preceding six (6) months, adjusted pursuant to the SELIC Rate.

Section II – Acquisition of Relevant Interest

Article 45. Any person, regardless of whether he/she is a shareholder, which, on his/her own account or through Joint Action with another person (“Purchaser of a Relevant Interest”), acquires or becomes the holder of Company shares, through a single transaction or a series of successive transactions, representing twenty percent (20%) or more of its capital stock (“Relevant Interest”), shall be required to make a tender offer for the acquisition of the shares held by the remaining shareholders at a price equal to the highest value per share paid by him/her in the preceding six (6) months, adjusted pursuant to the SELIC Rate.

Section II – Acquisition of Relevant Interest

Article 45. Any person, regardless of whether he/she is a shareholder, which, on his/her own account or through Joint Action with another person (“Purchaser of a Relevant Interest”), acquires or becomes the holder of Company shares, through a single transaction or a series of successive transactions, representing twenty percent (20%) or more of its capital stock (“Relevant Interest”), shall be required to make a tender offer for the acquisition of the shares held by the remaining shareholders at a price equal to the highest value per share paid by him/her in the preceding six (6) months, adjusted pursuant to the SELIC Rate.

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§1              The Purchaser of a Relevant Interest shall not be required to make the tender offer provided for in this Article, in case he/she shall timely and cumulatively: (a) notify the Company of his/her intent to exercise the right provided for in this Paragraph within forty-eight (48) hours from the time he/she becomes owner of the Relevant Interest; and (b) sell, on a stock exchange, the number of shares of capital stock of the Company that exceeds the Relevant Interest, within thirty (30) days from the date of the notice mentioned in item (a) of this Paragraph.

§1              The Purchaser of a Relevant Interest shall not be required to make the tender offer provided for in this Article, in case he/she shall timely and cumulatively: (a) notify the Company of his/her intent to exercise the right provided for in this Paragraph within forty-eight (48) hours from the time he/she becomes owner of the Relevant Interest; and (b) sell, on a stock exchange, the number of shares of capital stock of the Company that exceeds the Relevant Interest, within thirty (30) days from the date of the notice mentioned in item (a) of this Paragraph.

§1              The Purchaser of a Relevant Interest shall not be required to make the tender offer provided for in this Article, in case he/she shall timely and cumulatively: (a) notify the Company of his/her intent to exercise the right provided for in this Paragraph within forty-eight (48) hours from the time he/she becomes owner of the Relevant Interest; and (b) sell, on a stock exchange, the number of shares of capital stock of the Company that exceeds the Relevant Interest, within thirty (30) days from the date of the notice mentioned in item (a) of this Paragraph.

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Current version	Proposed version	Amended version	Comments/Justifications on Proposed Changes
§2 For purposes of calculating the limit of twenty percent (20%) set forth in the introductory paragraph of this Article, treasury shares held by the Company shall be excluded.	§2 For purposes of calculating the limit of twenty percent (20%) set forth in the introductory paragraph of this Article, treasury shares held by the Company shall be excluded.	§2 For purposes of calculating the limit of twenty percent (20%) set forth in the introductory paragraph of this Article, treasury shares held by the Company shall be excluded.	N/A

§3 The offer referred to in this Article shall not be required in the event any shareholder, or shareholders joined by a voting agreement registered with the Company, or shareholders who have a controlling relationship or are under common control are holders of more than one-half of the capital stock at the time of the acquisition of the Relevant Interest, excluding, for effects of such calculation, treasury shares held by the Company.

§3 The offer referred to in this Article shall not be required in the event any shareholder, or shareholders joined by a voting agreement registered with the Company, or shareholders who have a controlling relationship or are under common control are holders of more than one-half of the capital stock at the time of the acquisition of the Relevant Interest, excluding, for effects of such calculation, treasury shares held by the Company.

§3 The offer referred to in this Article shall not be required in the event any shareholder, or shareholders joined by a voting agreement registered with the Company, or shareholders who have a controlling relationship or are under common control are holders of more than one-half of the capital stock at the time of the acquisition of the Relevant Interest, excluding, for effects of such calculation, treasury shares held by the Company.

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§4 The obligation to carry out the offer provided for in the introductory paragraph of this Article shall not apply in the event the obligation to carry out the offer provided for in Article 44 applies.

§4 The obligation to carry out the offer provided for in the introductory paragraph of this Article shall not apply in the event the obligation to carry out the offer provided for in Article 44 applies.

§4 The obligation to carry out the offer provided for in the introductory paragraph of this Article shall not apply in the event the obligation to carry out the offer provided for in Article 44 applies.

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Current version	Proposed version	Amended version	Comments/Justifications on Proposed Changes

Section III –Deregistration as Publicly-Held Company and

Withdrawal from the New Market

Article 46.              The Company’s deregistration as a publicly-held company, shall be preceded by a tender offer for shares at a fair price, such a tender offer to abide by the procedures and requirements set forth in Law 6,404/76 and the CVM regulations governing tender offers for the purposes of deregistration as a publicly held company.

Section III –Deregistration as Publicly-Held Company and

Withdrawal from the New Market

Article 46.              The Company’s deregistration as a publicly-held company, shall be preceded by a tender offer for shares at a fair price, such a tender offer to abide by the procedures and requirements set forth in Law 6,404/76 and the CVM regulations governing tender offers for the purposes of deregistration as a publicly held company.

Section III –Deregistration as Publicly-Held Company and

Withdrawal from the New Market

Article 46.              The Company’s deregistration as a publicly-held company, shall be preceded by a tender offer for shares at a fair price, such a tender offer to abide by the procedures and requirements set forth in Law 6,404/76 and the CVM regulations governing tender offers for the purposes of deregistration as a publicly held company.

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Article 47. The Company’s withdrawal from the New Market, be it voluntary, mandatory or as a result of a corporate reorganization, shall abide by the rules set forth in the New Market Regulation.	Article 47. The Company’s withdrawal from the New Market, be it voluntary, mandatory or as a result of a corporate reorganization, shall abide by the rules set forth in the New Market Regulation.	Article 47. The Company’s withdrawal from the New Market, be it voluntary, mandatory or as a result of a corporate reorganization, shall abide by the rules set forth in the New Market Regulation.	N/A

Article 48. As provided in the New Market Regulation and except for the provisions of Article 49, next, the Company’s voluntary withdrawal from the New Market, in order for its shares to be registered outside the New Market shall be preceded by a tender offer for shares in line with the procedures set forth in CVM Regulations governing tender offers for shares for the purposes of deregistration as a publicly listed company, and the following requirements:

Article 48. As provided in the New Market Regulation and except for the provisions of Article 49, next, the Company’s voluntary withdrawal from the New Market, in order for its shares to be registered outside the New Market shall be preceded by a tender offer for shares in line with the procedures set forth in CVM Regulations governing tender offers for shares for the purposes of deregistration as a publicly listed company, and the following requirements:

Article 48. As provided in the New Market Regulation and except for the provisions of Article 49, next, the Company’s voluntary withdrawal from the New Market, in order for its shares to be registered outside the New Market shall be preceded by a tender offer for shares in line with the procedures set forth in CVM Regulations governing tender offers for shares for the purposes of deregistration as a publicly listed company, and the following requirements:

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Current version	Proposed version	Amended version	Comments/Justifications on Proposed Changes
(a) the price of the tender shall be fair and calculated pursuant to the parameters set forth in Article 4-A of Law 6,404/76 and the applicable CVM Regulations;	(a) the price of the tender shall be fair and calculated pursuant to the parameters set forth in Article 4-A of Law 6,404/76 and the applicable CVM Regulations;	(a) the price of the tender shall be fair and calculated pursuant to the parameters set forth in Article 4-A of Law 6,404/76 and the applicable CVM Regulations;	N/A
(b) holders of interests in excess of one-third (1/3) of shares outstanding shall accept the tender offer or explicitly agree with withdrawal from the segment without selling their shares.	(b) holders of interests in excess of one-third (1/3) of shares outstanding shall accept the tender offer or explicitly agree with withdrawal from the segment without selling their shares.	(b) holders of interests in excess of one-third (1/3) of shares outstanding shall accept the tender offer or explicitly agree with withdrawal from the segment without selling their shares.	N/A

Sole Paragraph – For the purposes of Article 48, item “b”, of the present Bylaws, outstanding shares shall be only those whose holders explicitly agree with withdrawal from the New Market or qualify for the tender offer auction as per the CVM regulations governing tender offers for the purposes of deregistration as a publicly listed company.

Sole Paragraph – For the purposes of Article 48, item “b”, of the present Bylaws, outstanding shares shall be only those whose holders explicitly agree with withdrawal from the New Market or qualify for the tender offer auction as per the CVM regulations governing tender offers for the purposes of deregistration as a publicly listed company.

Sole Paragraph – For the purposes of Article 48, item “b”, of the present Bylaws, outstanding shares shall be only those whose holders explicitly agree with withdrawal from the New Market or qualify for the tender offer auction as per the CVM regulations governing tender offers for the purposes of deregistration as a publicly listed company.

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Current version	Proposed version	Amended version	Comments/Justifications on Proposed Changes

Article 49. Voluntary withdrawal from the New Market as provided in foregoing Article 48 may take place irrespective of a tender offer if such a waiver is approved by the Shareholders’ Assembly, to convene:

(a)              on first call with the attendance of shareholders representing, at least, two-thirds (2/3) of all shares outstanding; or

(b)              on second call with any number of holders of outstanding shares in attendance.

Article 49. Voluntary withdrawal from the New Market as provided in foregoing Article 48 may take place irrespective of a tender offer if such a waiver is approved by the Shareholders’ Assembly, to convene:

(a)              on first call with the attendance of shareholders representing, at least, two-thirds (2/3) of all shares outstanding; or

(b)              on second call with any number of holders of outstanding shares in attendance.

Article 49. Voluntary withdrawal from the New Market as provided in foregoing Article 48 may take place irrespective of a tender offer if such a waiver is approved by the Shareholders’ Assembly, to convene:

(a)              on first call with the attendance of shareholders representing, at least, two-thirds (2/3) of all shares outstanding; or

(b)              on second call with any number of holders of outstanding shares in attendance.

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Sole Paragraph – The decision regarding the foregoing waiver of a tender offer shall be made by a majority vote of the holders of outstanding shares in attendance at the Shareholders’ Meeting.	Sole Paragraph – The decision regarding the foregoing waiver of a tender offer shall be made by a majority vote of the holders of outstanding shares in attendance at the Shareholders’ Meeting.	Sole Paragraph – The decision regarding the foregoing waiver of a tender offer shall be made by a majority vote of the holders of outstanding shares in attendance at the Shareholders’ Meeting.	N/A.

Article 50.              A single tender offer may be made for more than one of the purposes provided for in this Chapter, in the New Market Regulation, in Law 6,404/76 or in the regulations issued by the CVM, provided that the procedures used in the tender offer are compatible with all requirements of each different tender offer, the tender offer offerees do not suffer any damages and the authorization of the CVM is obtained, when required by applicable law.

Article 50.              A single tender offer may be made for more than one of the purposes provided for in this Chapter, in the New Market Regulation, in Law 6,404/76 or in the regulations issued by the CVM, provided that the procedures used in the tender offer are compatible with all requirements of each different tender offer, the tender offer offerees do not suffer any damages and the authorization of the CVM is obtained, when required by applicable law.

Article 50.              A single tender offer may be made for more than one of the purposes provided for in this Chapter, in the New Market Regulation, in Law 6,404/76 or in the regulations issued by the CVM, provided that the procedures used in the tender offer are compatible with all requirements of each different tender offer, the tender offer offerees do not suffer any damages and the authorization of the CVM is obtained, when required by applicable law.

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Current version	Proposed version	Amended version	Comments/Justifications on Proposed Changes

Article 51. To the extent the rights provided for in these Bylaws to shareholders with respect to tender offers are affected, the rules set forth by the New Market Regulation will prevail over the provisions herein.

Article 51. To the extent the rights provided for in these Bylaws to shareholders with respect to tender offers are affected, the rules set forth by the New Market Regulation will prevail over the provisions herein.

Article 51. To the extent the rights provided for in these Bylaws to shareholders with respect to tender offers are affected, the rules set forth by the New Market Regulation will prevail over the provisions herein.

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CHAPTER X

Arbitration Court

Article 52.              The Company, its shareholders, directors and executive officers and the full and alternate members of the Fiscal Council, if any, are required to submit to arbitration at the Market Arbitration Tribunal, pursuant to the rules thereof, any and all controversies arising between them, either related to or resulting from their status as issuer, shareholders, managers and members of the Fiscal Council, in particular if arising from the provisions set forth in Law 6,385/76, Law 6,404/76, in the Bylaws, in the rules enacted by the National Monetary Council, the Central Bank of Brazil and the CVM, as well as other rules applicable to capital markets in general, in addition to those set forth in the New Market Regulation, other B3 regulations and the New Market Participation Agreement.

CHAPTER X

Arbitration Court

Article 52.              The Company, its shareholders, directors and executive officers and the full and alternate members of the Fiscal Council, if any, are required to submit to arbitration at the Market Arbitration Tribunal, pursuant to the rules thereof, any and all controversies arising between them, either related to or resulting from their status as issuer, shareholders, managers and members of the Fiscal Council, in particular if arising from the provisions set forth in Law 6,385/76, Law 6,404/76, in the Bylaws, in the rules enacted by the National Monetary Council, the Central Bank of Brazil and the CVM, as well as other rules applicable to capital markets in general, in addition to those set forth in the New Market Regulation, other B3 regulations and the New Market Participation Agreement.

CHAPTER X

Arbitration Court

Article 52.              The Company, its shareholders, directors and executive officers and the full and alternate members of the Fiscal Council, if any, are required to submit to arbitration at the Market Arbitration Tribunal, pursuant to the rules thereof, any and all controversies arising between them, either related to or resulting from their status as issuer, shareholders, managers and members of the Fiscal Council, in particular if arising from the provisions set forth in Law 6,385/76, Law 6,404/76, in the Bylaws, in the rules enacted by the National Monetary Council, the Central Bank of Brazil and the CVM, as well as other rules applicable to capital markets in general, in addition to those set forth in the New Market Regulation, other B3 regulations and the New Market Participation Agreement.

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Current version	Proposed version	Amended version	Comments/Justifications on Proposed Changes
CHAPTER XI Fiscal Year Article 53. The fiscal year begins on January 1st and ends on December 31st of each year.	CHAPTER XI Fiscal Year Article 53. The fiscal year begins on January 1st and ends on December 31st of each year.	CHAPTER XI Fiscal Year Article 53. The fiscal year begins on January 1st and ends on December 31st of each year.	N/A

Article 54.              After the balance sheet and the other financial statements are prepared, and after the deduction of accrued losses, the provision for income tax and, if applicable, the provision for directors’ and executive officers’ annual profit sharing, five percent (5%) of the net profit will be allocated to the legal reserve, up to the limit of twenty percent (20%) of the capital stock.

§1 The remaining profit will have the following destination:

Article 54.              After the balance sheet and the other financial statements are prepared, and after the deduction of accrued losses, the provision for income tax and, if applicable, the provision for directors’ and executive officers’ annual profit sharing, five percent (5%) of the net profit will be allocated to the legal reserve, up to the limit of twenty percent (20%) of the capital stock.

§1 The remaining profit will have the following destination:

Article 54.              After the balance sheet and the other financial statements are prepared, and after the deduction of accrued losses, the provision for income tax and, if applicable, the provision for directors’ and executive officers’ annual profit sharing, five percent (5%) of the net profit will be allocated to the legal reserve, up to the limit of twenty percent (20%) of the capital stock.

§1 The remaining profit will have the following destination:

N/A
a) fifty percent (50%) for payment of the mandatory dividend to the shareholders, deducted by semiannual or interim dividends that may have already been distributed; and	a) twenty-five percent (25%) for payment of the mandatory dividend to the shareholders, deducted by semiannual or interim dividends that may have already been distributed; and	a) twenty-five percent (25%)~~fifty percent (50%)~~ for payment of the mandatory dividend to the shareholders, deducted by semiannual or interim dividends that may have already been distributed; and

The adjustment to the minimum percentage provided for in article 202, § 2 of Law No. 6,404/76 aims to give greater flexibility to the amounts of dividend distribution and cash management, in light of investment opportunities and debt reduction and their respective financial costs. The possibility of distribution above the established minimum threshold will remain, in light of the same parameters.

Current version	Proposed version	Amended version	Comments/Justifications on Proposed Changes

b)              by proposal of the managing bodies, up to fifty percent (50%) for creating an investment reserve, aimed at protecting the integrity of the Company´s assets and to supplement its capital stock, in order to allow new investments to be made, up to the limit of one hundred percent (100%) of the capital stock, provided that the balance of such reserve, when combined with other profit reserve balances, except for the unrealized profit reserve and the contingency reserves, shall not exceed one hundred percent (100%) of the capital stock and, once such limit is reached, the shareholders’ meeting shall determine the allocation of the surplus through an increase of the capital stock or in the distribution of dividends; and

b)              by proposal of the managing bodies, up to seventy-five percent (75%) for creating an investment reserve, aimed at protecting the integrity of the Company´s assets and to supplement its capital stock, in order to allow new investments to be made, up to the limit of one hundred percent (100%) of the capital stock, provided that the balance of such reserve, when combined with other profit reserve balances, except for the unrealized profit reserve and the contingency reserves, shall not exceed one hundred percent (100%) of the capital stock and, once such limit is reached, the shareholders’ meeting shall determine the allocation of the surplus through an increase of the capital stock or in the distribution of dividends; and

b)              by proposal of the managing bodies, up to seventy-five percent (75%) ~~fifty percent (50%)~~ for creating an investment reserve, aimed at protecting the integrity of the Company´s assets and to supplement its capital stock, in order to allow new investments to be made, up to the limit of one hundred percent (100%) of the capital stock, provided that the balance of such reserve, when combined with other profit reserve balances, except for the unrealized profit reserve and the contingency reserves, shall not exceed one hundred percent (100%) of the capital stock and, once such limit is reached, the shareholders’ meeting shall determine the allocation of the surplus through an increase of the capital stock or in the distribution of dividends; and

Considering the proposed reduction of the minimum mandatory dividend, it is necessary to adjust the maximum percentage to be allocated to the investment reserve, so that all net income for the year is allocated.

c) the balance will be allocated according to the resolution adopted at the Shareholders’ Meeting, which will take into account the Board of Directors’ proposal.	c) the balance will be allocated according to the resolution adopted at the Shareholders’ Meeting, which will take into account the Board of Directors’ proposal.	c) the balance will be allocated according to the resolution adopted at the Shareholders’ Meeting, which will take into account the Board of Directors’ proposal.	N/A

Current version	Proposed version	Amended version	Comments/Justifications on Proposed Changes

§ 2              The Company may, in addition to the annual balance sheet, prepare semiannual or interim balance sheets at any time, and the Board of Directors may, ad referendum of the Shareholders’ Meeting, declare interim dividends to the account of retained earnings or profit reserves recorded in its latest annual or semiannual balance sheets.

§ 2              The Company may, in addition to the annual balance sheet, prepare semiannual or interim balance sheets at any time, and the Board of Directors may, ad referendum of the Shareholders’ Meeting, declare interim dividends to the account of retained earnings or profit reserves recorded in its latest annual or semiannual balance sheets.

§ 2              The Company may, in addition to the annual balance sheet, prepare semiannual or interim balance sheets at any time, and the Board of Directors may, ad referendum of the Shareholders’ Meeting, declare interim dividends to the account of retained earnings or profit reserves recorded in its latest annual or semiannual balance sheets.

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§ 3 Dividends not claimed within three (3) years from the date they were made available to the shareholders shall be forfeited to the Company.	§ 3 Dividends not claimed within three (3) years from the date they were made available to the shareholders shall be forfeited to the Company.	§ 3 Dividends not claimed within three (3) years from the date they were made available to the shareholders shall be forfeited to the Company.	N/A

CHAPTER XII

Miscellaneous

Article 55.              The Company shall be liquidated as provided for by law, and the Shareholders´ Meeting shall decide the method of liquidation, appoint the liquidator and elect the Fiscal Council to operate during the liquidation process.

CHAPTER XII

Miscellaneous

Article 55.              The Company shall be liquidated as provided for by law, and the Shareholders´ Meeting shall decide the method of liquidation, appoint the liquidator and elect the Fiscal Council to operate during the liquidation process.

CHAPTER XII

Miscellaneous

Article 55.              The Company shall be liquidated as provided for by law, and the Shareholders´ Meeting shall decide the method of liquidation, appoint the liquidator and elect the Fiscal Council to operate during the liquidation process.

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Article 56.              The minutes of the Shareholders’ Meetings, as well as the minutes of meetings of the Board of Directors and of the Board of Executive Officers, shall be mechanically issued, in separate pages, and signed by the attendees, for subsequent bookbinding. In the event they contain resolutions affecting third parties, they shall be filed with the Commerce Registry Office and published.

Article 56.              The minutes of the Shareholders’ Meetings, as well as the minutes of meetings of the Board of Directors and of the Board of Executive Officers, shall be mechanically issued, in separate pages, and signed by the attendees, for subsequent bookbinding. In the event they contain resolutions affecting third parties, they shall be filed with the Commerce Registry Office and published.

Article 56.              The minutes of the Shareholders’ Meetings, as well as the minutes of meetings of the Board of Directors and of the Board of Executive Officers, shall be mechanically issued, in separate pages, and signed by the attendees, for subsequent bookbinding. In the event they contain resolutions affecting third parties, they shall be filed with the Commerce Registry Office and published.

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(Convenience Translation into English from

the Original Previously Issued in Portuguese)

Ultrapar Participações S.A.

Parent’s Separate and Consolidated

Financial Statements for the Year

Ended December 31, 2021 and

Independent Auditor’s Report in the Individual and Consolidated Financial Statements

KPMG Auditores Independentes

Ultrapar Participações S.A. and Subsidiaries

Parent’s Separate and Consolidated

Financial Statements

For the Years Ended December 31, 2021 and 2020

(Convenience Translation into English from the Original Previously Issued in Portuguese)

KPMG Auditores Independentes Ltda.

Rua Arquiteto Olavo Redig de Campos, 105, 6º andar - Torre A

04711-904 - São Paulo/SP - Brasil

Caixa Postal 79518 - CEP 04707-970 - São Paulo/SP - Brasil

Telefone +55 (11) 3940-1500

kpmg.com.br

Independent Auditor’s Report in the Individual and Consolidated Financial Statements

To the Shareholders of the

Ultrapar Participações S.A.

São Paulo - SP

Opinion

We have audited the individual and consolidated financial statements of Ultrapar Participações S.A. (“the Company”), respectively referred to as Parent and Consolidated, which comprise the statement of financial position as at December 31, 2021, the statements of income and other comprehensive income, changes in equity and cash flows for the year then ended, and notes, comprising significant accounting policies and other explanatory information.

In our opinion, the accompanying financial statements present fairly, in all material respects, the individual and consolidated financial position of the Ultrapar Participações S.A. as at December 31, 2021, and of its individual and consolidated financial performance and its cash flows for the year then ended in accordance with Accounting Practices Adopted in Brazil and with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB).

Basis for Opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Individual and Consolidated Financial Statements section of our report. We are independent of the Company and its subsidiaries in accordance with the relevant ethical requirements included in the Accountant Professional Code of Ethics (“Código de Ética Profissional do Contador”) and in the professional standards issued by the Brazilian Federal Accounting Council (“Conselho Federal de Contabilidade”) and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matter

Key audit matter is those matter that, in our professional judgment, were of most significance in our audit of the current period. This matter was addressed in the context of our audit of the individual and consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on this matter.

1

Realization of deferred tax assets

As of December 31, 2021, the individual and consolidated financial statements include deferred tax asset amounts equivalent to R$ 571,755, of which R$ 423,410 are related to temporary differences and R$ 148,345 thousand are related to tax losses, considered recoverable based on the generation of future taxable profits.

Estimates of future taxable income generation include the use of assumptions, judgments and estimates on cash flows, such as revenue growth rates, estimates of cost and expense growth, and contribution margin, which involve high degree of complexity and judgments that impact the expectation of realization of deferred tax assets in the coming years. Therefore, we consider this matter to be significant for our audit.

Our Response

Our audit procedures included, among others:

  Evaluation of the design, implementation and effectiveness of the internal control of financial projections related to the realization of the registered deferred taxes.
  Within the involvement of our corporate finance specialists, for the assumptions and data used by the Company in preparing the study of future taxable profits considering the projections of future cash flows. Also to assess the accuracy of the recorded balances.
  Comparison of the budgets approved in the previous year with the actual values calculated in the current year.
  Assessment whether the disclosures in the individual and consolidated financial statements consider all relevant information regarding deferred tax assets.

As a result of the evidence obtained through the audit procedures summarized above, we consider that the amount of deferred tax assets recorded and the respective disclosures are acceptable in the context of the individual and consolidated financial statements taken as a whole.

Other matters - Statements of value added

The individual and consolidated statements of value added (DVA) for the year ended December 31, 2021 prepared under the responsibility of the Company’s management, and presented herein as supplementary information for IFRS purposes, have been subject to audit procedures jointly performed with the audit of the Company's financial statements.  In order to form our opinion, we assessed whether those statements are reconciled with the financial statements and accounting records, as applicable, and whether their format and contents are in accordance with criteria determined in the Technical Pronouncement 09 (CPC 09) - Statement of Value Added. In our opinion, the statements of value added have been fairly prepared, in all material respects, in accordance with the criteria determined by the aforementioned Technical Pronouncement and are consistent with the overall individual and consolidated financial statements.

Other information accompanying the individual and consolidated financial statements and the auditor's report

Management is responsible for the other information comprising the management report.

Our opinion on the individual and consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the individual and consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

2

Responsibilities of Management and Those Charged with Governance for the Individual and Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with Accounting Practices Adopted in Brazil and with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB) and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the individual and consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company and subsidiaries or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s and subsidiaries financial reporting process.

Auditors’ Responsibilities for the Audit of the Individual and Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion.

Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Brazilian and international standards on auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and international standards on auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

  Identify and assess the risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
  Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s and its subsidiaries internal control.
  Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
  Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s and its subsidiaries ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company and subsidiaries to cease to continue as a going concern.
  Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
  Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit.  We remain solely responsible for our audit opinion.
3

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the individual and consolidated financial statements of the current period and are therefore the key audit matter. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, February 23, 2022

KPMG Auditores Independentes Ltda.

CRC 2SP014428/O-6

Original report in Portuguese signed by

Márcio Serpejante Peppe

Accountant CRC 1SP233011/O-8

4

Ultrapar Participações S.A. and Subsidiaries

Statements of Financial Position

As of December 31, 2021 and 2020

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Assets
Current assets
Cash and cash equivalents	5.a	21,533	948,649	2,280,074	2,661,494
Financial investments and hedging instruments	5.b	142,065	88,100	1,804,122	5,033,258
Trade receivables	6.a	-	-	3,375,246	3,318,927
Reseller financing	6.b	-	-	582,562	549,129
Inventories	7	-	-	3,918,772	3,846,196
Recoverable taxes	8.a	862	154	1,061,227	1,044,850
Recoverable income and social contribution taxes	8.b	56,499	47,913	291,833	366,080
Dividends receivable		146,490	150,301	147	1,152
Other receivables		105,513	58,300	56,205	56,955
Prepaid expenses	11	7,548	3,684	98,024	132,122
Contractual assets with customers – exclusive rights	12	-	-	555,052	478,908
		480,510	1,297,101	14,023,264	17,489,071
Assets from subsidiaries held for sale	3.c.1	2,681,730	-	11,000,917	-
Total current assets		3,162,240	1,297,101	25,024,181	17,489,071
Non-current assets
Financial investments and hedging instruments	5.b	-	-	379,277	977,408
Trade receivables	6.a	-	-	63,749	72,195
Reseller financing	6.b	-	-	415,472	419,255
Related parties	9.a	406,787	753,459	490	2,824
Deferred income and social contribution taxes	10.a	72,402	64,993	571,755	974,711
Recoverable taxes	8.a	-	-	1,046,798	1,474,808
Recoverable income and social contribution taxes	8.b	23,483	39,446	155,358	261,205
Escrow deposits	23.a	18	2	871,261	949,796
Indemnification asset – business combination	23.c	-	-	120,991	204,439
Other receivables		-	-	29,748	20,238
Prepaid expenses	11	1,748	3,888	71,368	70,507
Contractual assets with customers – exclusive rights	12	-	-	1,524,174	1,227,423
		504,438	861,788	5,250,441	6,654,809
Investments
In subsidiaries	13.a	8,266,396	10,530,177	-	-
In joint ventures	13.a; 13.b	-	-	71,389	139,100
In associates	13.c	-	-	7,176	25,588
Others		-	-	28	2,793
		8,266,396	10,530,177	78,593	167,481
Right-of-use assets	14	35,304	35,062	1,651,295	2,150,286
Property, plant, and equipment	15	16,006	14,328	5,534,591	8,005,860
Intangible assets	16	252,585	254,242	1,471,256	1,782,655
Total non-current assets		9,074,729	11,695,597	13,986,176	18,761,091
Total assets		12,236,969	12,992,698	39,010,357	36,250,162

The accompanying notes are an integral part of the financial statements.

5

Ultrapar Participações S.A. and Subsidiaries

Statements of Financial Position

As of December 31, 2021 and 2020

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Liabilities
Current liabilities
Loans, financing and hedge derivative financial instruments	17	-	1,038,499	618,327	2,306,036
Debentures	17.f	39,333	9,996	2,247,724	949,908
Trade payables	18.a	26,882	16,870	3,670,895	2,745,019
Trade payables – reverse factoring	18.b	-	-	2,119,059	1,295,633
Salaries and related charges	19	55,477	42,400	330,103	468,630
Taxes payable	20	1,096	812	229,176	286,014
Dividends payable	26.h	193,564	439,094	202,860	442,133
Income and social contribution taxes payable		-	4,264	196,348	169,317
Post-employment benefits	21.b	237	-	21,082	27,077
Provision for asset retirement obligation	22	-	-	4,632	4,267
Provision for tax, civil, and labor risks	23.a	-	-	119,942	43,660
Leases payable	14	6,129	4,688	188,832	260,189
Other payables		8,612	10,157	144,204	224,676
Deferred revenue	24	-	-	5,625	18,282
		331,330	1,566,780	10,098,809	9,240,841
Liabilities from subsidiaries held for sale	3.c.1	-	-	2,541,421	-
Total current liabilities		331,330	1,566,780	12,640,230	9,240,841
Non-current liabilities
Loans, financing and hedge derivative financial instruments	17	-	-	8,672,547	8,526,064
Debentures	17.f	1,724,866	1,724,117	4,839,045	5,594,208
Related parties	9.a	4,674	5,272	3,534	3,711
Deferred income and social contribution taxes	10.a	-	-	282	12,732
Post-employment benefits	21.b	2,000	2,527	194,637	257,647
Provision for asset retirement obligation	22	-	-	52,079	49,168
Provision for tax, civil, and labor risks	23.a; 23.c	250	280	812,243	854,385
Leases payable	14	32,893	33,246	1,159,479	1,573,099
Subscription warrants – indemnification	25	51,296	86,439	51,296	86,439
Provision for liabilities of subsidiaries and joint ventures	13.a; 13.b	14,199	35,794	-	2,096
Other payables		8,540	4,497	115,745	139,507
Total non-current liabilities		1,838,718	1,892,172	15,900,887	17,099,056
Equity
Share capital	26.a; 26.f	5,171,752	5,171,752	5,171,752	5,171,752
Equity instrument granted	26.b	34,043	22,404	34,043	22,404
Capital reserve	26.d	596,481	594,049	596,481	594,049
Treasury shares	26.c	(488,425)	(489,068)	(488,425)	(489,068)
Revaluation reserve on subsidiaries	26.e	4,154	4,337	4,154	4,337
Profit reserves	26.f	4,866,409	4,408,275	4,866,409	4,408,275
Valuation adjustments	26.g.1	(422,138)	(464,990)	(422,138)	(464,990)
Cumulative translation adjustments	26.g.2	304,645	231,596	304,645	231,596
Additional dividends to the minimum mandatory dividends	26.h	-	55,391	-	55,391
Equity attributable to:
Shareholders of the Company		10,066,921	9,533,746	10,066,921	9,533,746
Non-controlling interests in subsidiaries		-	-	402,319	376,519
Total equity		10,066,921	9,533,746	10,469,240	9,910,265
Total liabilities and equity		12,236,969	12,992,698	39,010,357	36,250,162

The accompanying notes are an integral part of the financial statements.

6

Ultrapar Participações S.A. and Subsidiaries

Statements of Profit or Loss

For the years ended December 31, 2021 and 2020

(In thousands of Brazilian Reais, except earnings per thousand share)

		Parent		Consolidated
	Note	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Continuing operations			Restated		Restated
Net revenue from sales and services	27	-	-	109,732,842	74,058,056
Cost of products and services sold	28	-	-	(104,827,966)	(70,056,447)
Gross profit		-	-	4,904,876	4,001,609
Operating income (expenses)
Selling and marketing	28	-	-	(1,934,789)	(1,595,871)
Reversion (loss) allowance for expected credit losses		-	-	3,123	(15,281)
General and administrative	28	(24,927)	-	(1,466,551)	(993,986)
Gain (loss) on disposal of property, plant and equipment and intangibles	29	124	-	184,189	85,455
Other operating income	30	1,900	2,186	445,836	321,385
Other operating expenses	30	(207)	(431)	(349,670)	(257,351)
Operating income (loss) before finance income (expenses) and share of profit (loss) of subsidiaries, joint ventures and associates		(23,110)	1,755	1,787,014	1,545,960
Share of profit (loss) of subsidiaries, joint ventures and associates	13	828,972	669,933	(17,634)	(44,031)
Operating income before finance income (expenses) and income and social contribution taxes		805,862	671,688	1,769,380	1,501,929
Finance income	31	68,314	43,022	460,154	357,666
Finance expenses	31	(99,692)	(120,907)	(1,222,886)	(908,014)
Financial result, net	31	(31,378)	(77,885)	(762,732)	(550,348)
Profit before income and social contribution taxes		774,484	593,803	1,006,648	951,581
Income and social contribution taxes
Current	10.b; 10.c	3,022	(4,299)	(430,280)	(538,761)
Deferred	10.b	7,693	23,246	242,246	234,244
		10,715	18,947	(188,034)	(304,517)
Profit from continuing operations		785,199	612,750	818,614	647,064
Discontinued operations
Profit (loss) from discontinued operations	3.c.2	65,264	280,633	65,264	280,633
Profit for the year		850,463	893,383	883,878	927,697
Income attributable to:
Shareholders of the Ultrapar		850,463	893,383	850,463	893,383
Non-controlling interests in subsidiaries		-	-	33,415	34,314
Earnings per share from continuing operations (based on weighted average number of shares outstanding) – R$
Basic	32	0.7200	0.5625	0.7200	0.5625
Diluted	32	0.7158	0.5592	0.7158	0.5592
Earnings per share from discontinued operations (based on weighted average number of shares outstanding) – R$
Basic	32	0.0598	0.2576	0.0598	0.2576
Diluted	32	0.0595	0.2561	0.0595	0.2561

The accompanying notes are an integral part of the financial statements.

7

Ultrapar Participações S.A. and Subsidiaries

Statements of Comprehensive Income

For the years ended December 31, 2021 and 2020

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Net income for the year		850,463	893,383	883,878	927,697
Items that are subsequently reclassified to profit or loss:
Fair value adjustments of financial instruments, net of taxes	26.g.1	(147)	126	(147)	126
Fair value adjustments of financial instruments of subsidiaries, net of taxes	13.a; 26.g.1	7,352	(313,397)	7,322	(313,397)
Fair value adjustments of financial instruments of joint ventures, net of taxes	13.a; 26.g.1	99	190	99	190
Cumulative translation adjustments and hedge of net investments in foreign operations, net of taxes	13.a; 26.g.2	73,049	129,169	73,049	129,169
Items that are not subsequently reclassified to profit or loss:
Actuarial gain of post-employment benefits, net of taxes	26.g.1	552	156	552	156
Actuarial gain (losses) of post-employment benefits of subsidiaries, net of taxes	13.a; 26.g.1	29,273	(6,623)	40,335	(17,918)
Actuarial gain of post-employment benefits of joint ventures, net of taxes	13.a; 26.g.1	5,723	875	5,723	875
Total comprehensive income for the year		966,364	703,879	1,010,811	726,898
Total comprehensive income for the year attributable to shareholders of the Ultrapar		966,364	703,879	966,364	703,879
Total comprehensive income for the year attributable to non-controlling interest in subsidiaries		-	-	44,447	23,019

The accompanying notes are an integral part of the financial statements.

8

Ultrapar Participações S.A. and Subsidiaries

Statements of Changes in Equity

For the years ended December 31, 2021 and 2020

(In thousands of Brazilian Reais, except dividends per share)

							Profit reserve						Equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve on subsidiaries	Legal reserve	Investments statutory reserve	Valuation adjustments	Cumulative translation adjustments	Retained earnings	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests in subsidiaries	Consolidated equity
Balance as of December 31, 2020		5,171,752	22,404	594,049	(489,068)	4,337	750,010	3,658,265	(464,990)	231,596	-	55,391	9,533,746	376,519	9,910,265
Net income for the year		-	-	-	-	-	-	-	-	-	850,463	-	850,463	33,415	883,878
Other comprehensive income:
Fair value adjustments of available for financial instruments, net of income taxes:	13.a; 26.g.1	-	-	-	-	-	-	-	7,304	-	-	-	7,304	(30)	7,274
Actuarial gain of post-employment benefits, net of income taxes	13.a; 26.g.1	-	-	-	-	-	-	-	35,548	-	-	-	35,548	11,062	46,610
Currency translation of foreign subsidiaries and the effect of net investments hedge, net of income taxes	13.a; 26.g.2	-	-	-	-	-	-	-	-	73,049	-	-	73,049	-	73,049
Total comprehensive income for the year		-	-	-	-	-	-	-	42,852	73,049	850,463	-	966,364	44,447	1,010,811
Issuance of shares related to the subscription warrants - indemnification - Extrafarma acquisition	26.d	-	-	1,819	-	-	-	-	-	-	-	-	1,819	-	1,819
Equity instrument granted	26.b	-	8,008	613	643	-	-	-	-	-	-	-	9,264	-	9,264
Equity instrument granted of subsidiaries	13.a; 26.b	-	3,631	-	-	-	-	-	-	-	-	-	3,631	-	3,631
Realization of revaluation reserve of subsidiaries	26.e	-	-	-	-	(183)	-	-	-	-	183	-	-	-	-
Prescribed dividends		-	-	-	-	-	-	-	-	-	10,487	-	10,487	1,329	11,816
Gains due to the payments fixed dividends to preferred shares of subsidiaries		-	-	-	-	-	-	-	-	-	971	-	971	(971)	-
Shareholder transaction – changes of investments		-	-	-	-	-	-	11,641	-	-	(11,641)	-	-	-	-
Dividends attributable to non-controlling interests		-	-	-	-	-	-	-	-	-	-	-	-	(19,005)	(19,005)
Approval of additional dividends by the Shareholders’ Meeting	26.h	-	-	-	-	-	-	-	-	-	-	(55,391)	(55,391)	-	(55,391)
Allocation of net income:
Legal reserve	26.f; 26.h	-	-	-	-	-	42,523	-	-	-	(42,523)	-	-	-	-
Investments statutory reserve	26.f; 26.h	-	-	-	-	-	-	403,970	-	-	(403,970)	-	-	-	-
Proposed dividends (R$ 0.17 per share)	26.h	-	-	-	-	-	-	-	-	-	(185,896)	-	(185,896)	-	(185,896)
Intermediary dividends (R$ 0.20 per share)	26.h	-	-	-	-	-	-	-	-	-	(218,074)	-	(218,074)	-	(218,074)
Balance as of December 31, 2021		5,171,752	34,043	596,481	(488,425)	4,154	792,533	4,073,876	(422,138)	304,645	-	-	10,066,921	402,319	10,469,240

The accompanying notes are an integral part of the financial statements.

9

Ultrapar Participações S.A. and Subsidiaries

Statements of Changes in Equity

For the years ended December 31, 2021 and 2020

(In thousands of Brazilian Reais, except dividends per share)

							Profit reserve						Equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve on subsidiaries	Legal reserve	Investments statutory reserve	Valuation adjustments	Cumulative translation adjustments	Retained earnings	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests in subsidiaries	Consolidated equity
Balance as of December 31, 2019		5,171,752	11,970	542,400	(485,383)	4,522	705,341	3,290,073	(146,317)	102,427	-	261,470	9,458,255	376,920	9,835,175
Net income for the year		-	-	-	-	-	-	-	-	-	893,383	-	893,383	34,314	927,697
Other comprehensive income:
Fair value adjustments of available for financial instruments, net of income taxes	13.a; 26.g.1	-	-	-	-	-	-	-	(313,081)	-	-	-	(313,081)	-	(313,081)
Actuarial losses of post-employment benefits, net of income taxes	13.a; 26.g.1	-	-	-	-	-	-	-	(5,592)	-	-	-	(5,592)	(11,295)	(16,887)
Currency translation of foreign subsidiaries, including the effect of net investments hedge	13.a; 26.g.2	-	-	-	-	-	-	-	-	129,169	-	-	129,169	-	129,169
Total comprehensive income for the year		-	-	-	-	-	-	-	(318,673)	129,169	893,383	-	703,879	23,019	726,898
Issuance of shares related to the subscription warrants - indemnification - Extrafarma acquisition	26.d	-	-	54,763	-	-	-	-	-	-	-	-	54,763	-	54,763
Stock plan	9.c	-	-	(3,114)	(3,685)	-	-	-	-	-	-	-	(6,799)	-	(6,799)
Equity instrument granted	26.b	-	4,526	-	-	-	-	-	-	-	-	-	4,526	-	4,526
Equity instrument granted of subsidiaries	13.a; 26.b	-	5,908	-	-	-	-	-	-	-	-	-	5,908	-	5,908
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	26.e	-	-	-	-	(185)	-	-	-	-	185	-	-	-	-
Transfer to statutory reserve		-	-	-	-	-	-	(774)	-	-	774	-	-	-	-
Loss due to the payments fixed dividends to preferred shares		-	-	-	-	-	-	-	-	-	(1,001)	-	(1,001)	1,001	-
Shareholder transaction – changes of investments		-	-	-	-	-	-	-	-	-	42	-	42	(42)	-
Dividends attributable to non-controlling interests		-	-	-	-	-	-	-	-	-	-	-	-	(24,379)	(24,379)
Approval of additional dividends by the Shareholders’ Meeting	26.h	-	-	-	-	-	-	-	-	-	-	(261,470)	(261,470)	-	(261,470)
Allocation of net income:
Legal reserve	26.f; 26.h	-	-	-	-	-	44,669	-	-	-	(44,669)	-	-	-	-
Investments statutory reserve	26.f; 26.h	-	-	-	-	-	-	368,966	-	-	(368,966)	-	-	-	-
Proposed dividends (R$ 0.44 per share)	26.h	-	-	-	-	-	-	-	-	-	(479,748)	55,391	(424,357)	-	(424,357)
Balance as of December 31, 2020		5,171,752	22,404	594,049	(489,068)	4,337	750,010	3,658,265	(464,990)	231,596	-	55,391	9,533,746	376,519	9,910,265

The accompanying notes are an integral part of the financial statements.

10

Ultrapar Participações S.A. and Subsidiaries

Statements of Cash Flows – Indirect Method

For the years ended December 31, 2021 and 2020

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	12/31/2021	12/31/2020	12/31/2021	12/31/2020
			Restated		Restated
Cash flows from operating activities
Profit from continuing operations		785,199	612,750	818,615	647,064
Adjustments to reconcile net income to cash provided by operating activities from continuing operations
Share of loss (profit) of subsidiaries, joint ventures and associates	13	(828,972)	(669,933)	17,634	44,031
Amortization of contractual assets with customers – exclusive rights	12	-	-	282,521	289,436
Amortization of right-of-use assets	14.a	6,093	4,690	260,716	242,670
Depreciation and amortization	15; 16	11,936	2,775	653,118	595,531
PIS and COFINS credits on depreciation	15; 16	-	-	7,081	6,062
Interest and foreign exchange rate variations		26,985	99,209	1,133,882	533,926
Deferred income and social contribution taxes	10.b	(7,693)	(23,246)	(242,246)	(234,244)
Current income and social contribution taxes	10.b	(3,022)	4,299	430,280	538,761
Loss on disposal of property, plant, and equipment and intangibles	29	(124)	-	(184,189)	(85,455)
Reversion (loss) allowance for expected credit losses	6	-	-	(3,123)	15,281
Provision for losses in inventories	7	-	-	(826)	1,338
Provision for post-employment benefits	21.b	(98)	(2,195)	(2,393)	(15,867)
Equity instrument granted		9,264	4,526	9,364	8,793
Provision of decarbonization – CBIO	30	-	-	161,281	124,287
Provision for tax, civil, and labor risks	23.a	(30)	(119)	93,328	21,582
Other provisions and adjustments		(1,759)	895	2,331	(1,912)
		(2,221)	33,651	3,437,374	2,731,284
(Increase) decrease in current assets
Trade receivables and reseller financing	6	-	-	(968,787)	481,984
Inventories	7	-	-	(1,626,670)	108,136
Recoverable taxes	8	(10,538)	1,648	(672,607)	(115,316)
Dividends received from subsidiaries and joint ventures		428,459	212,842	1,005	4,836
Other receivables		(47,215)	(51,979)	(24,360)	(18,922)
Prepaid expenses	11	(3,864)	(3,612)	(61,573)	(70,503)
Increase (decrease) in current liabilities
Trade payables	18	10,011	14,697	2,425,821	798,180
Salaries and related charges	19	13,077	41,442	63,066	15,644
Taxes payable	20	285	423	11,733	22,925
Post-employment benefits	21.b	237	-	(2,814)	1,273
Other payables		(1,543)	10,153	(36,357)	(16,663)
Deferred revenue	24	-	-	(10,614)	(9,814)
(Increase) decrease in non-current assets
Trade receivables and reseller financing	6	-	-	12,008	(73,035)
Recoverable taxes	8	15,964	-	(153,526)	(667,894)
Escrow deposits	23	(16)	15	(43,324)	(26,492)
Other receivables		-	-	73,903	(27,738)
Prepaid expenses	11	2,139	(3,633)	35,962	6,683
Increase (decrease) in non-current liabilities
Post-employment benefits	21.b	6,130	4,958	11,907	8,700
Provision for tax, civil, and labor risks	23.a	-	-	(28)	(104)
Other payables		4,043	7,240	(17,193)	(34,721)
Acquisition of CBIO	16	-	-	(176,837)	(125,345)
Payments of contractual assets with customers – exclusive rights	12	-	-	(420,261)	(356,045)
Payments of contingencies	23.a	-	-	(24,351)	(39,256)
Income and social contribution taxes paid		-	-	(230,036)	(333,784)
Net cash provided by operating activities from continuing operations		414,948	267,845	1,603,441	2,264,013
Net cash provided by operating activities from discontinued operations		269,299	86,907	982,519	874,106
Net cash provided by operating activities		684,247	354,752	2,585,960	3,138,119

11

Ultrapar Participações S.A. and Subsidiaries

Statements of Cash Flows – Indirect Method

For the years ended December 31, 2021 and 2020

(In thousands of Brazilian Reais)

		Parent		Consolidated
		12/31/2021	12/31/2020	12/31/2021	12/31/2020
Cash flows from investing activities			Restated		Restated
Financial investments, net of redemptions	5.b	(24,285)	7,729	1,863,053	(869,748)
Acquisition of property, plant, and equipment	15	(11,760)	(13,539)	(1,028,419)	(750,618)
Acquisition of intangible assets	16	(197)	(9,111)	(237,488)	(154,534)
Revenue on disposal of investments		-	-	159,657	-
Capital increase in subsidiary	13.a	(115,456)	(97,956)	-	-
Capital increase in joint ventures	13.b	-	-	(25,700)	(28,840)
Capital decrease in associates	13.c	-	-	1,500	-
Initial direct costs of right-of-use assets	14	-	-	(14,905)	-
Related parties	9.a	346,672	-	2,334	-
Proceeds from disposal of property, plant, and equipment and intangibles	29	-	-	162,837	154,725
Net cash provided by (used in) investing activities from continuing operations		194,974	(112,877)	882,869	(1,649,015)
Net cash provided by (used in) investing activities from discontinued operations		-	-	(158,733)	(487,390)
Net cash provided by (used in) investing activities		194,974	(112,877)	724,136	(2,136,405)
Cash flows from financing activities
Loans and debentures
Proceeds	17	-	994,996	1,383,611	3,387,161
Repayments	17	(1,000,000)	-	(2,426,222)	(1,815,130)
Interest paid	17	(102,871)	(68,788)	(733,791)	(701,458)
Payments of lease
Principal	14	(8,079)	(5,906)	(304,975)	(250,202)
Interest paid	14	(383)	(350)	(15,267)	(5,705)
Dividends paid	26.h	(694,406)	(261,422)	(705,753)	(284,767)
Related parties	9.a	(598)	5,664	(177)	(2,548)
Net cash provided by (used in) in financing activities from continuing operations		(1,806,337)	664,194	(2,802,574)	327,351
Net cash provided by (used in) in financing activities from discontinued operations		-	-	(552,967)	(919,684)
Net cash provided by (used in) in financing activities		(1,806,337)	664,194	(3,355,541)	(592,333)
Effect of exchange rate changes on cash and cash equivalents in foreign currency - continuing operations		-	-	(4,547)	21,912
Effect of exchange rate changes on cash and cash equivalents in foreign currency - discontinued operations		-	-	56,553	114,822
Increase (decrease) in cash and cash equivalents		(927,116)	906,069	6,561	546,115
Cash and cash equivalents at the beginning of the year	5.a	948,649	42,580	2,661,494	2,115,379
Cash and cash equivalents at the end of the year	5.a	21,533	948,649	2,668,055	2,661,494
Cash and cash equivalents at the end of the year - continuing operations		-	-	2,280,074	-
Cash and cash equivalents at the end of the year - discontinued operations		-	-	387,981	-
Transactions without cash effect:
Addition on right-of-use assets and leases payable	14.a	6,500	31,245	227,977	420,070
Addition on contractual assets with customers – exclusive rights	12	-	-	269,725	193,040
Reversion fund – private pension	11; 21.a	-	-	2,656	33,843
Issuance of shares related to the subscription warrants – indemnification – Extrafarma acquisition	26.d	1,819	54,763	1,819	54,763

The accompanying notes are an integral part of the financial statements.

12

Ultrapar Paticipações S.A. and Subsidiaries

Statements of Value Added

For the years ended December 31, 2021 and 2020

(In thousands of Brazilian Reais, except percentages)

		Parent				Consolidated
	Note	12/31/2021%		12/31/2020%		12/31/2021%		12/31/2020%
				Restated				Restated
Revenue
Gross revenue from sales and services, except rents and royalties	27	-		-		114,582,170		79,360,896
Rebates, discounts, and returns	27	-		-		(1,351,464)		(1,812,144)
Reversion loss allowance for expected credit losses	6	-		-		3,123		(15,281)
Amortization of contractual assets with customers – exclusive rights	12	-		-		(282,521)		(289,436)
Provision for loss on disposal of property, plant, and equipment and intangibles and other operating income, net	29; 30	1,817		1,755		280,355		149,489
		1,817		1,755		113,231,663		77,393,524
Materials purchased from third parties
Raw materials used		-		-		(709,063)		(429,790)
Cost of goods, products, and services sold		-		-		(104,452,894)		(69,384,748)
Third-party materials, energy, services, and others		172,986		171,058		(2,303,642)		(1,915,894)
Provision for losses of assets		-		1		4,456		13,611
		172,986		171,059		(107,461,143)		(71,716,821)
Gross value added		174,803		172,814		5,770,520		5,676,703
Deductions
Depreciation and amortization	14.a; 15; 16	(18,029)		(7,465)		(913,834)		(838,201)
PIS and COFINS credits on depreciation	15; 16	-		-		(7,081)		(6,062)
		(18,029)		(7,465)		(920,915)		(844,263)
Net value added by the Company		156,774		165,349		4,849,605		4,832,440
Value added received in transfer
Share of profit (loss) of subsidiaries, joint ventures, and associates	13	828,972		669,933		(17,634)		(44,031)
Rents and royalties	27	-		-		105,329		105,459
Financial income	31	68,314		43,022		460,154		357,666
		897,286		712,955		547,849		419,094
Total value added available from continuing operation for distribution		1,054,060		878,304		5,397,454		5,251,534
Total value added available from discontinued operation for distribution		65,264		280,633		1,837,359		1,229,639
Total value added available		1,119,324		1,158,937		7,234,813		6,481,173
Distribution of value added
Labor and benefits		152,159	14	134,453	12	1,363,388	19	1,202,755	19
Taxes, fees, and contributions		15,571	1	1,374	-	2,318,422	33	2,679,943	41
Financial expenses and rents		101,131	9	129,727	11	897,030	12	721,772	11
Dividends		403,970	36	479,748	41	425,407	6	504,127	8
Retained earnings		381,229	34	133,002	12	393,207	5	142,937	2
Value added distributed from continuing operation		1,054,060	94	878,304	76	5,397,454	75	5,251,534	81
Value added distributed from discontinued operation		65,264	6	280,633	24	1,837,359	25	1,229,639	19
Value added distributed		1,119,324	100	1,158,937	100	7,234,813	100	6,481,173	100

The accompanying notes are an integral part of the financial statements.

13

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

1. Operations

Ultrapar Participações S.A. (“Ultrapar” or “Company”) is a publicly-traded company headquartered at the Brigadeiro Luis Antônio Avenue, 1343 in the city of São Paulo – SP, Brazil, listed on B3 S.A. – Brasil, Bolsa, Balcão (“B3”), in the Novo Mercado listing segment under the ticker “UGPA3” and on the New York Stock Exchange (“NYSE”) in the form of level III American Depositary Receipts (“ADRs”) under the ticker “UGP”.

The Company engages in the investment of its own capital in services, commercial, and industrial activities, through the subscription or acquisition of shares of other companies. Through its subsidiaries, it operates in the segments of liquefied petroleum gas – LPG distribution (“Ultragaz”), fuel distribution and related businesses (“Ipiranga”), storage services for liquid bulk (“Ultracargo”) and digital payments segment (“Abastece aí”). The information about segments are disclosed in Note 33. The activities related to the production and marketing of chemical products (“Oxiteno”) and retail distribution of pharmaceutical, hygiene, beauty, and skincare products (“Extrafarma”) are presented as discontinued operations (see Note 3).

a. Clarifications on the impacts of COVID-19

The World Health Organization (“WHO”) declared a coronavirus pandemic (COVID-19) on March 11, 2020. To contain a spread of the virus in Brazil, the Ministry of Health (“MH”) and the state and municipal governments announced several actions to reduce the agglomeration and movement of people, including the closing of commerce, parks and common areas. In this context, the Company created a Crisis Committee to keep up with it and monitor the main risks and adopt preventive and emergency measures to reduce the pandemic effects.

Since the beginning of the coronavirus pandemic, the Company and its subsidiaries acted in numerous initiatives to ensure the safety and security of its employees and the stability and continuity of its operations and partners, the financial solidity of the Company. All the activities of the companies controlled by the Company are classified as essential in the context of the measures adopted to face the pandemic.

The Company and its subsidiaries quickly adopted the work at home (expressed by home office) for the administrative public, with all the necessary support for the operational continuity. In addition to basic safety concerns with employees, companies implemented several initiatives aimed at welfare, such as virtual meetings, psychological support and concern for ergonomics, following the principle of valuing people.

The emergency measures and speed in answer to the first effects of the crisis, as well as initiatives to support the supply chain, were effective to keep the activities of the subsidiaries in operation, ensuring the delivery of essential services to the population and preserving the health and security of employees and partners.

Remains uncertain to what extent the financial information, after December 31, 2021, may be affected by the commercial, operational and financial impacts of the pandemic, because it will depend on its duration and the impacts on economic activities, as well as government, business in response to the crisis. In this context, some financial risk assessments, projections and impairment tests, in connection with the preparation of these financial statements, may be impacted by the pandemic, and may adversely affect the financial position of the Company and its subsidiaries.

14

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Operational impacts

The implemented measures of social isolation, restrictions on the movement of people and to the operation of certain businesses due to COVID-19 pandemic affected economic activity in Brazil in the last two years, however, with the advance of vaccination the negative impacts have been reduced in the last months. No significant effects were observed on the operations of the Company and its subsidiaries in the year of 2021.

Main risks and associated measures

Credit risk - The actions taken by the Company and its subsidiaries throughout 2020 and 2021 softened the impacts of the pandemic on the financial condition and its customers and, consequently, mitigated its potential effects on default rates, that are at lower level than in 2020. The effects of loss allowance for expected credit losses of year ended December 31, 2021 are disclosed in Notes 6 and 34.d.

Risk of realization of deferred tax assets - the Company and its subsidiaries annually realize technical feasibility study of the constitution and realization of deferred tax credits, considering the current projections approved by the Board of Directors for each business segment and did not identify the need for write-offs for the year ended on December 31, 2021.

Risks in financial instruments - the increase in volatility in financial markets may impact financial results according to sensitivity analyzes presented in Note 34.

Liquidity risk – The Company and its subsidiaries presented variances in their net debt position compatible with the results and the seasonality of their businesses.

The management of the Company and its subsidiaries continue maintaining discipline in control of costs and expenses to preserve cash in all business and selectivity in the allocation of capital without compromising sustainable business growth.

b. Clarifications on the cyber incident

According communication sent to the market on January 12, 2021 and January 25, 2021, the Company suffered on January 11, 2021 a cyber incident of type ransomware in its information technology environment.

As a precautionary measure, the Company interrupted its systems, affecting for a short period of time the operations of its subsidiaries. Immediately, all security and control measures were adopted to remedy the situation and as of January 14, 2021 the operational systems of the Company and its subsidiaries began to be gradually restored, with caution and security, according with the priority and relevance of each affected process. Since January 25, 2021, as communicated to the market on that date, all the critical information systems of the Company and its subsidiaries are in full operation.

The Company had a specific insurance policy for cyber incidents, which has already been triggered, being that such claim is under regulation.

15

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

2. Presentation of financial statements and summary of significant accounting policies

The parent’s separate and consolidated financial statements (“financial statements”) were prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and the accounting policies adopted in Brazil .

The accounting policies adopted in Brazil include those in the Brazilian corporate law and in the Pronouncements, Orientations and Interpretations issued by the Accounting Pronouncements Committee (“CPC”), approved by the Brazilian Federal Accounting Council (“CFC”) and the Brazilian Securities and Exchange Commission (“CVM”).

All relevant specific information of the financial statements, and only this information, were presented and correspond to that used by the Company’s and its subsidiaries’ Management.

The presentation currency of the Company’s financial statements is the Brazilian Real, which is the Company’s functional currency.

The Company and its subsidiaries applied the accounting policies described below in a consistent manner for all years presented in these financial statements.

The Company classified the transactions related to the purchase and sale agreements of Oxiteno and Extrafarma as current assets held for sale and discontinued operations. The comparative information of the income and cash flow statements for the year ended December 31, 2020 were restated for the purposes of applying IFRS 5 (CPC 31) as shown in Note 3.c.3.

16

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

a. Recognition of revenue

Revenue of sales and services rendered is measured at the value of the consideration that the Company's subsidiaries expect to be entitled to, net of sales returns, discounts, amortization of contractual assets with customers and other deductions, if applicable, being recognized as the entity fulfills its performance obligation and freight mode of delivery. At Ipiranga, the revenue from sales of fuels and lubricants is recognized when the products are delivered to gas stations and to large consumers. At Ultragaz, revenue from sales of LPG is recognized when the products are delivered to customers at home, to independent dealers and to industrial and commercial customers. At Extrafarma, the revenue from sales of pharmaceuticals is recognized when the products are delivered to end user customers in own drugstores and when the products are delivered to independent resellers. At Oxiteno, the revenue from sales of chemical products is recognized when the products are delivered to industrial customers. At Ultracargo, the revenue provided from storage services is recognized as services are performed. At Abastece aí, the revenue provided from storage services of digital payments is recognized as services are performed. The breakdowns of revenues from sales and services are shown in Notes 27 and 33.

Amortization of contractual assets with customers for the exclusive rights in Ipiranga’s reseller service stations and the bonuses paid in performance obligation sales are recognized in the income statement as a deduction of the revenue from sale according to the conditions established in the agreements which is reviewed as per the changes occurred in the agreements (see Notes 2.f and 12).

The am/pm franchising upfront fee is recognized in profit or loss as the entity fulfills each performance obligation throughout the terms of the agreements with the franchisees. For more information, see Note 24.a.

Deferred revenue from loyalty program is recognized in the income statement when the points are redeemed, on which occasion the costs incurred are also recognized in profit or loss. Deferred revenue of unredeemed points is also recognized in profit or loss when points expire. For more information, see Note 24.b.

Costs of products sold and services provided include goods (mainly fuels, lubricants, LPG, and pharmaceutical products), raw materials (chemicals and petrochemicals) and production, distribution, storage, and fulfillment costs.

Exchange variations and the results of derivative finance instruments are presented net in the statement of profit and loss on financial expenses.

b. Cash and cash equivalents

Includes cash, banks deposits, and short-term up to 90 days of maturity, highly liquid investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value. For more information on cash and cash equivalents of the Company and its subsidiaries, see Note 5.a.

17

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

c. Financial assets

The Company and its subsidiaries evaluated the classification and measurement of financial assets based on its business model of financial assets as follows:

  Amortized cost: financial assets held in order to collect contractual cash flows, solely principal and interest. The interest earned and the foreign currency exchange variation are recognized in profit or loss and balances are stated at acquisition cost plus the interest earned, using the effective interest rate method.

  Measured at fair value through other comprehensive income: financial assets that are acquired or originated for the purpose of collecting contractual cash flows or selling financial assets. The balances are stated at fair value, and the interest earned, and the foreign currency exchange variation are recognized in profit or loss. Differences between fair value and initial amount of financial investments plus the interest earned are recognized in equity in other comprehensive income in the “Valuation adjustments”. Accumulated gains and losses recognized in equity are reclassified to profit or loss at the time of their settlement. Substantially the financial investments in Bank Certificates of Deposit (“CDB”) and repurchase agreements are classified as measured at fair value through other comprehensive income.

  Measured at fair value through profit or loss: financial assets that were not classified as amortized cost or measured at fair value through other comprehensive income. The balances are stated at fair value and both the interest earned and the exchange variations and changes in fair value are recognized in the income statement. Investment funds and derivatives are classified as measured at fair value through profit or loss.

The Company and its subsidiaries use financial instruments for hedging purposes, applying the concepts described below:

  Hedge accounting – fair value hedge: financial instruments used to hedge exposure to changes in the fair value of an item, attributable to a particular risk, which can affect the entity’s statements of profit or loss. In the initial designation of the fair value hedge, the relationship between the hedging instrument and the hedged item is documented, including the objectives of risk management, the strategy in conducting the transaction, and the methods to be used to evaluate its effectiveness. Once the fair value hedge has been qualified as effective, the hedge item is also measured at fair value. Gains and losses from hedge instruments and hedge items are recognized the statements of profit or loss. The hedge accounting must be discontinued when the hedge becomes ineffective.

18

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

  Hedge accounting – cash flow hedge: financial instruments used to hedge the exposure to variability in cash flows that is attributable to a risk associated with an asset or liability or highly probable transaction or firm commitment that may affect the statements of profit or loss. The portion of the gain or loss on the hedging instrument that is determined to be effective relating to the effects of exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as “Valuation adjustments” while the ineffective portion is recognized in the statements of profit or loss. Gains or losses on the hedging instrument relating to the effective portion of this hedge that had been recognized directly in accumulated other comprehensive income shall be recognized in profit or loss in the period in which the hedged item is recognized in profit or loss or as initial cost of non-financial assets, in the same line of the statement that the hedged item is recognized. The hedge accounting shall be discontinued when (i) the hedging relationship is canceled; (ii) the hedging instrument expires or (iii) the hedging instrument no longer qualifies for hedge accounting. When hedge accounting is discontinued, gains and losses recognized in equity in other comprehensive income are reclassified to the statements of profit or loss in the period which the hedged item is recognized in profit or loss. If the transaction hedged is canceled or is not expected to occur, the cumulative gains and losses in equity in other comprehensive income shall be recognized immediately in profit or loss.

  Hedge accounting – hedge of net investments in foreign operation: financial instruments used to hedge exposure on net investments in foreign subsidiaries due to the fact that the local functional currency is different from the functional currency of the Company. The portion of the gain or loss on the hedging instrument that is determined to be effective, referring to the exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as cumulative translation adjustments, while the ineffective portion and the operating costs are recognized the statements of profit or loss. The gain or loss on the hedging instrument that has been recognized directly in accumulated other comprehensive income shall be recognized in the statements of profit or loss when the disposal of the foreign subsidiary occurs.

For more information on financial instruments, see Note 34.

19

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

d. Trade receivables and reseller financing

Trade receivables are recognized at the amount invoiced to the counterparty that the Company subsidiaries are entitled (see Notes 6.a and 34.d.3). The loss allowance for expected credit losses consider the expected losses for the next 12 months take into account the deterioration or improvement of the customers’ credit quality, considering the customers’ characteristics in each business segment. The amount of the expected credit losses is deemed by management to be sufficient to cover any loss on realization of trade receivables.

Reseller financing is provided at subsidized rate for renovation and upgrading of service stations, purchase of products and development of the automotive fuels and lubricants distribution market (see Notes 6.b and 34.d.3). The terms of reseller financing range between 12 and 60 months, with an average term of 40 months. The minimum and maximum subsisted interest rates are 0% per month and 1% per month respectively. These financing are remeasured at a market rate for working capital loans and the remeasurement adjustment between the market rate and the rate subsidized is recognized as a reduction to the reseller’s revenue at the beginning of the contract. Throughout the contract, the interest appropriated by the market rate is recognized to the financial result.

e. Inventories

Inventories are stated at the lower of acquisition cost or net realizable value (see Note 7). The cost value of inventory is measured using the weighted average cost and includes the costs of acquisition and processing directly and indirectly related to the units produced based on the normal capacity of production. Estimates of net realizable value are based on the average selling prices at the end of the reporting period, net of applicable direct selling expenses. Subsequent events related to the fluctuation of prices and costs are also considered, if relevant. If net realizable values are below inventory costs, a provision corresponding to this difference is recognized. Provisions are also made for obsolescence of products, materials, or supplies that (i) do not meet its subsidiaries’ specifications, (ii) have exceeded their expiration date, or (iii) are considered slow-moving inventory. This classification is made by management with the support of its industrial and operations teams.

f. Contractual assets with customers – exclusive rights

Exclusive rights disbursements as provided in Ipiranga’s agreements with reseller service stations and major consumers are recognized as contractual assets when paid and amortized according to the conditions established in the agreements (see Note 2.a and 12).

20

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

g. Assets and liabilities held for sale and discontinued operations

Non-current assets and related liabilities are classified as held for sale if it is highly probable that their book value will be recovered, primarily, through a sale transaction rather than continued use. The classification criteria are met only when the sale is highly probable, the asset or group of assets is held for immediate sale in its current condition and the sale is expected to occur within 12 months after classification as held for sale.

A line of business or subsidiary is classified a discontinued operation when the sale of a component of the company that represents an important separate line of business or when the operation meets the criteria to be classified as held for sale, if occurs before, being its results and cash flows presented separately based on the classification of the respective assets and liabilities as held for sale.

Assets and liabilities held for sale and discontinued operations are measured at the lower of the book value and fair value, net of selling expenses, and presented separately in the statements of financial position.

h. Investments

Investments in subsidiaries are accounted for under the equity method of accounting in the financial statements of the parent’s separate company (see Notes 4.b and 13.a). A subsidiary is an investee in which the investor is entitled to variable returns on investment and has the ability to interfere in its financial and operational activities. Usually the equity interest in a subsidiary is more than 50%.

Investments in associates and joint ventures are accounted for under the equity method of accounting in the financial statements (see Note 13 items b and c). An associate is an investment, in which an investor has significant influence, that is, has the power to participate in the financial and operating decisions of the investee but does not exercise control. A joint venture is an investment in which the shareholders have the right to net assets on behalf of a joint control. Joint control is the agreement, which establish that decisions about the relevant activities of the investee require the consent from the parties that share control.

Other investments are stated at acquisition cost less provision for losses, unless the loss is considered temporary.

21

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

i. Right-of-use assets and leases payable

The Company and its subsidiaries recognized in the financial position, a right-of-use assets and the respective lease liabilities initially measured at the present value of future lease payments, considering the related contract costs (see Note 14). The amortization expenses of right-of-use assets is recognized in statement of profit or loss over the lease contract term. When the right-of-use asset is used in the construction of the property, plant, and equipment (“PP&E”), its amortization is capitalized until the asset under construction is completed. The liability is increased for interest and decreased by lease payments made. The interests are recognized in the statement of profit or loss using the effective interest rate method. The remeasurement of assets and liabilities based on the contractual index is recognized in the financial position, not having an effect in the result. In case of cancellation of the contract, the assets and respective liabilities are written off to the result, considering, if it is the case, any penalties provided in contractual clauses. The Company and its subsidiaries have no intention in purchasing the underlying asset. The Company and its subsidiaries periodically review the existence of an indication that the right-of-use assets may be impaired (see Note 2.v).

Right-of-use assets include amounts related to area port leases grants (see Note 35.c).

The Company and its subsidiaries apply the recognition exemptions to short-term leases of 12 months or less and lease contracts of low amount assets. In these cases, the recognition of the lease expense in the statements of profit or loss is on a straight-line basis.

j. Property, plant, and equipment

PP&E is recognized at acquisition or construction cost, including capitalization of right-of-use assets amortization and financial charges incurred on PP&E under construction, as well as qualifying maintenance costs resulting from scheduled plant outages and estimated costs to remove, to decommission, or to restore assets (see Notes 2.o and 22), less accumulated depreciation and, when applicable, less provision for losses (see Note 15).

Depreciation is calculated using the straight-line method, over the periods mentioned in Note 15, taking into account the estimated useful lives of the assets, which are reviewed annually.

Leases hold improvements are depreciated over the shorter of the lease contract term and useful life of the property.

22

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

k. Intangible assets

Intangible assets include assets acquired by the Company and its subsidiaries from third parties, and are recognized according to the criteria below:

  Goodwill is shown as intangible assets corresponding to the positive difference between the amount paid or payable to the seller and the fair value of the identifiable assets and liabilities assumed of the acquired entity. Goodwill is tested annually for impairment. Goodwill is allocated to the business segments, which represent the lowest level that goodwill is monitored for impairment testing purposes (see Note 16.a).

  Other intangible assets acquired from third parties, such as softwares, technology, and commercial property rights, are measured at the total acquisition cost and amortized using straight-line method, over the periods mentioned in Note 16, taking into account their useful lives, which are reviewed annually.

  The decarbonization credits (“CBIOS”) acquired are recorded at historical cost in intangible assets, retired in the year to fulfillment the individual target set by the National Agency of Petroleum, Natural Gas and Biofuels (“ANP”) and are not amortized. These assets are used to settle of the annual decarbonization obligation adopted by Brazilian National Biofuels Policy (“RenovaBio”), implemented by Law No. 13,576/2017, with additional regulations established by Decree No. 9,888/2019 and Ordinance No. 419 of November 20, 2019 issued by the Brazilian Ministry of Mines and Energy.

The Company and its subsidiaries have not recognized intangible assets that were generated internally. The Company and its subsidiaries have goodwill and brands acquired in business combinations, which are evaluated as intangible assets with indefinite useful life (see Note 16 items a and e).

l. Other assets

Other assets are stated at the lower of cost and realizable value, including, if applicable, interest earned, monetary changes and changes in exchange rates incurred, less the provisions for losses and, if applicable, adjusted to present value.

m. Financial liabilities

The financial liabilities include trade payables, other payables, financing, loans, debentures, leases payable and derivative financial instruments. Financial liabilities are classified as “financial liabilities at fair value through profit or loss” or “financial liabilities at amortized cost”. The financial liabilities at fair value through profit or loss refer to derivative financial instruments, subscription warrants - indemnification, and financial liabilities designated as hedged items in a fair value hedge relationship upon initial recognition (see Note 2.c – Fair Value Hedge). The financial liabilities at amortized cost are stated at the initial transaction amount plus related charges and net of amortization and transaction costs. The charges are recognized in the statement of profit or loss using the effective interest rate method.

Transaction costs incurred and directly attributable to the activities necessary for contracting loans or for issuing bonds, as well as premiums and discounts upon issuance of debentures and other debt, are allocated to the instrument and amortized in the statement of profit or loss taking into its term, using the effective interest rate method (see Note 17.h).

23

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

n. Income and social contribution taxes on income

Current and deferred income tax (“IRPJ”) and social contribution on net income tax (“CSLL”) are calculated based on their current rates. For the calculation of current IRPJ, the value of tax incentives is also considered. At the end of the fiscal year the portion of the profit corresponding to these investment grants is allocated to the constitution of a tax incentive reserve in subsidiaries shareholders' equity and is excluded from the dividend calculation base and subsequently capitalized. Taxes are recognized based on the rates of IRPJ and CSLL provided for by the laws enacted on the last day of the financial statements. The current rates in Brazil are 25% for IRPJ and 9% for CSLL. For more information about recognition and realization of IRPJ and CSLL see Note 10.

For purposes of disclosure deferred tax assets were offset against the deferred tax liability IRPJ and CSLL, in the same taxable entity and the same tax authority.

o. Provision for asset retirement obligation – fuel tanks

The subsidiary Ipiranga has the legal obligation to remove the underground fuel tanks located at Ipiranga-branded service stations after a certain period. The estimated cost of the obligation to remove these fuel tanks is recognized as a liability when the tanks are installed. The estimated cost is recognized in PP&E and depreciated over the respective useful lives of the asset. The amounts recognized as a liability accrue inflation effect using the Amplified Consumer Price Index (“IPCA”) until the tank is removed (see Note 22). The estimated removal cost is reviewed and updated annually or when there is significant change in its amount and change in the estimated costs are recognized in statements of profit or loss when they become known.

p. Provisions for tax, civil, and labor risks

A provision for tax, civil and labor risks is recognized for quantifiable risks, when the chance of loss is more-likely-than-not in the opinion of management and internal and external legal counsel, and the amounts are recognized based on the evaluation of the outcomes of the legal proceedings (see Note 23).

q. Post-employment benefits

Post-employment benefits granted and to be granted to employees, retirees, and pensioners are based on an actuarial calculation prepared by an independent actuary and reviewed by management, using the projected unit credit method (see Note 21.b). The actuarial gains and losses are recognized in equity in cumulative other comprehensive income in the “Valuation adjustments”.

r. Other liabilities

Other liabilities are stated at known or measurable amounts and changes in exchange rates incurred. When applicable, other liabilities are recognized at present value, based on interest rates that reflect the term, currency, and risk of each transaction.

24

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

s. Foreign currency transactions

Foreign currency transactions carried out by the Company or its subsidiaries are remeasured into their functional currency at the exchange rate prevailing at the date of each transaction. Outstanding monetary assets and liabilities of the Company and its subsidiaries are translated using the exchange rate at the date of the financial statements. The effect of the difference between those exchange rates is recognized in financial results until the conclusion of each transaction.

t. Basis for translation of financial statements of foreign subsidiaries

t.1 Subsidiaries with administrative authority

Assets and liabilities of the foreign subsidiaries denominated in currencies other than Brazilian Real which have administrative authority are translated using the exchange rate at the date of the financial statements. Revenues and expenses are translated using the average exchange rate of each year and equity is translated at the historical exchange rate of each transaction affecting equity. Gains and losses resulting from changes in these foreign investments are directly recognized in equity in the “cumulative translation adjustments” and will be recognized in profit or loss if and when these investments are disposed of. The balance in cumulative translation adjustments on December 31, 2021 was a gain of R$ 304,645 (gain of R$ 231,596 on December 31, 2020) and is related to the subsidiaries Oxiteno which on December 31, 2021 were classified as assets and liabilities held for sale. See Notes 3 and 26.g.2.

The foreign subsidiaries with functional currency different from the Company and which have administrative authority are listed below:

Subsidiary	Functional currency	Location
Oxiteno México S.A. de C.V.	Mexican Peso	Mexico
Oxiteno Servicios Corporativos S.A. de C.V.	Mexican Peso	Mexico
Oxiteno Servicios Industriales S.A. de C.V.	Mexican Peso	Mexico
Oxiteno USA LLC	U.S. Dollar	United States
Oxiteno Uruguay S.A. (i)	U.S. Dollar	Uruguay

(i)	The subsidiary Oxiteno Uruguay S.A. (“Oxiteno Uruguay”) determined its functional currency as the U.S. dollar (“US$”), as its inventory sales, purchases of raw material inputs, and financing activities are performed substantially in this currency.

t.2 Subsidiaries without administrative authority

Assets and liabilities of the other foreign subsidiaries, which do not have administrative authority, are considered an extension of the activities of their parent company and are translated using the exchange rate at the date of the financial statements. Gains and losses resulting from changes in these foreign investments are directly recognized as financial result. The gain recognized in income for the year ended December 31, 2021 amounted to R$ 2,309 (gain of R$ 15,126 for the year ended December 31, 2020 - restated).

25

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

u. Use of estimates, assumptions and judgments

The preparation of the financial statements requires the use of estimates, assumptions, and judgments for the accounting and disclosure of certain assets, liabilities, and profit or loss. Therefore, the Company and subsidiaries’ management use the best information available at the date of preparation of the financial statements, as well as the experience of past and current events, also considering assumptions regarding future events. The estimates and assumptions are reviewed periodically.

u.1 Judgments

Information on the judgments is included: in the determination of control in subsidiaries (Notes 2.h, 2.t.1, 4 and 13.a), the determination of joint control in joint venture (Notes 2.h, 13.a and 13.b), the determination of significant influence in associates (Notes 2.h and 13.c) and determination of assets and liabilities held for sale and discontinued operations (Note 3).

u.2 Uncertainties related to the assumptions and estimates

The information regarding uncertainties related to the assumptions and estimates are included: in determining the fair value of financial instruments (Notes 2.c, 2.m, 5, 17 and 34), the determination of the loss allowance for expected credit losses (Notes 2.d, 6 and 34.d.3), the determination of provisions for losses of inventories (Notes 2.e and 7), the estimates of realization of deferred IRPJ and CSLL amounts (Notes 2.n and 10.a), the useful lives and discount rate of right-of-use assets (Notes 2.i and 14), the useful lives of PP&E (Notes 2.j and 15), the useful lives of intangible assets, and the determination of the recoverable amount of goodwill (Notes 2.k and 16.a), provisions for assets retirement obligations (Notes 2.o and 22), provisions for tax, civil, and labor risks (Notes 2.p and 23), estimates for the preparation of actuarial reports (Notes 2.q and 21.b) and the determination of fair value of subscription warrants – indemnification (Notes 25 and 34.j). The actual result of the transactions and information may differ from their estimates.

26

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

v. Impairment of assets

The Company and its subsidiaries review in every reporting period the existence of any indication that an asset may be impaired. To intangible assets with indefinite useful life the review is done annually. If there is an indication of devaluation the Company and its subsidiaries estimate the recoverable amount of the asset. Assets that cannot be evaluated individually are grouped in the smallest group of assets that generate cash inflow from continuous use and that are largely independent of cash flows of other assets (cash generating units, “CGU”). The recoverable amount of assets or CGUs corresponds to the greater of their fair value net of applicable direct selling costs and their value in use.

The fair value less costs to sell is determined by the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date, net of costs of removing the asset, and direct incremental costs to bring an asset into condition for its sale, legal costs, and taxes.

To assess the value in use, the projections of future cash flows, trends, and outlooks, as well as the effects of obsolescence, demand, competition, and other economic factors were considered. Such cash flows are discounted to their present values using the discount rate before tax that reflects market conditions for the period of impairment testing and the specific risks of the asset or CGU being evaluated. In cases where the expected discounted future cash flows are less than their carrying amount, an impairment loss is recognized for the amount by which the carrying value exceeds the fair value of these assets. Losses for impairment of assets are recognized in profit or loss. In case goodwill has been allocated to a CGU, the recognized losses are first allocated to reduce the corresponding goodwill. If the goodwill is not enough to absorb such losses, the surplus is allocated to the assets on a pro-rata basis. An impairment of goodwill cannot be reversed. For other assets, impairment losses may be reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if the impairment had not been recognized.

On December 31, 2021, the Company updated the calculation of the impairment of assets realized on June 30, 2021, for the subsidiary Imifarma Produtos Farmacêuticos e Cosméticos S.A. (“Extrafarma”) in the amount of R$ 427,529 and deferred income and social contribution taxes effects of R$ 145,360, resulting in a net loss of R$ 282,169. See Note 3.a.

w. Business combination

A business combination is accounted applying the acquisition method. The cost of the acquisition is measured based on the consideration transferred and to be transferred, measured at fair value at the acquisition date. In a business combination, the assets acquired, and liabilities assumed are measured in order to classify and allocate them accordingly to the contractual terms, economic circumstances and relevant conditions on the acquisition date. The non-controlling interest in the acquired company is measured based on its interest in net assets identified in the acquired company. Goodwill is measured as the excess of the consideration transferred and to be transferred over the fair value of net assets acquired (identifiable assets and liabilities assumed, net). After the initial recognition, goodwill is measured at cost less any accumulated impairment losses. For impairment testing purposes, goodwill is allocated to the Company’s operating segments. When the cost of the acquisition is lower than the fair value of net assets acquired, a gain is recognized directly in the statement of profit or loss. Costs related to the acquisitions are recorded in the statement of profit or loss when incurred. For the year ended on December 31, 2021 there was not business combination.

27

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

x. Statements of value added

The statements of value added (“DVA”) are presented as an integral part of the financial statements as applicable to publicly traded companies in Brazil, according to Law 11,638/07 and as supplemental information for the IFRS, which does not require the presentation of DVA.

y. Statements of cash flows indirect method

The Company and its subsidiaries present the interest paid on loans, financing, debentures, and leases payable in financing activities and present financial investments, net of redemptions, in the investing activities.

z. Adoption of the pronouncements issued by CPC and IASB

There are not standards, amendments and interpretations to IFRS issued by the IASB which are effective and could have impact in these financial statements to December 31, 2021 that have not been adopted by the Company.

In order to be prepared for the transition of the IBORs, the Company is monitoring the pronouncements of the authorities, as well as the measures that have been adopted, aiming at the adaptation of the financial instruments to the new benchmarks. On June 2017, the Company, through the subsidiary IPP, contracted a financing with maturity date on June 2022, with the current notional amount of USD 50 million linked to LIBOR, with quarterly interest flows and principal amortization at the end of the operation. At the time of debt raising, a swap transaction with a notional value and cash flow identical to that of raising was closed with the same financial institution, through which the IPP became active in LIBOR, at an interest rate equivalent to the debt and liability rate in floating rate Reais (see Notes 17 c.1, 17.d and 34.g), these being the only operations linked to LIBOR. In view of the short-term maturity as well as the debt, the swap and the fact that both have the same cash flow and financial institution, the Company understands that there are not currently impacts from the LIBOR change on its operations.

aa. Authorization for issuance of the financial statements

These financial statements were authorized for issuance by the Board of Directors on February 23, 2022.

28

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

3. Assets and liabilities from subsidiaries held for sale and discontinued operations

The divestments of Oxiteno and Extrafarma are aligned with Ultrapar’s portfolio review. With a more complementary and synergistic businesses, Ultrapar concludes the rationalization phase of its portfolio and will now concentrate on developing investment opportunities in the verticals of energy and infrastructure, with increasing focus on energy transition, leveraged by its portfolio and expertise. In the context, the Company announced the contracts signings described below and, as of December 31, 2021, considering the evolution and progress of the sales processes, classified these transactions as assets and liabilities held for sale and discontinued operations.

a. Extrafarma share sale and purchase agreement and other agreements

On May 18, 2021 the Company announced the signing of a share purchase agreement for the sale of all shares of Extrafarma held by subsidiary IPP to Empreendimentos Pague Menos S.A. (“Pague Menos”). The total sale price is R$ 700 million, subject to adjustments due mainly to changes in working capital and Extrafarma's net debt position on the closing date of the transaction.

The payment of the transaction will be in three installments: 50% on the closing date and 25% on each the first and the second anniversary of the closing date, monetarily updated by the CDI rate + 0.5% p.a., with a guarantee will be provided by a shareholder of the Pague Menos for the last two installments. The completion of this transaction is subject to usual conditions precedent in such deals, including approval by the Brazilian antitrust authority and by the general shareholders’ meeting of Pague Menos, pursuant to the terms of article 256 of the Brazilian Corporate Law, which was already held by the purchasing company. Furthermore, preemptive rights were granted to Company's shareholders who wished to acquire Extrafarma's shares, proportionally to their respective participation in the Company's share capital and for the same price per share to be paid by Pague Menos, pursuant to article 253 of the Brazilian Corporate Law. The shareholders of the Company that exercised such right will become direct shareholders of Extrafarma after closing of the transaction. The company realized a general shareholders’ meeting on June 25, 2021 in which was formalized the offering of the aforementioned preemptive rights, detailing the procedures for its exercise, as applicable. The exercise period ended on July 29, 2021 and the total exercised was less than 1% of the Company's capital.

On February 11, 2022, the Administrative Council for Economic Defense ("CADE") issued an order declaring the Concentration Act no. 08700.005053/2021-74 regarding the acquisition of Extrafarma by Pague Menos. This declaration of complexity is a regular phase within the ordinary rite for concentration acts whose analysis by CADE needs further investigation. The companies continue to work with CADE in a transparent manner to provide all necessary clarifications.

Extrafarma and Pague Menos will maintain their regular course of business, on an independent manner, until the closing date of the transaction.

29

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

On December 31, 2021, the Company realized the calculation of impairment test of assets taking into account the amount of transaction and recognized a reduction in the amount of the subsidiary's assets in the amount of R$ 282,169, net of the effects of deferred income and social contribution taxes, as allocated below:

Amount
Goodwill	68,273
Residual surplus value of fixed assets	160
Intangibles assets arising from business combination	76,136
Property, plant, and equipment	60,548
Right-of-use assets	38,957
Taxes to recover	183,455
Impairment	427,529
Deferred income and social contribution taxes	(145,360)
Net impairment	282,169

b. Oxiteno S.A. share purchase and sale agreement

On August 16, 2021, the Company announced the signing of a share purchase agreement for the sale of all shares of Oxiteno S.A. – Indústria e Comércio (“Oxiteno S.A.”) to Indorama Ventures PLC (“Indorama”). The total sale price  was US$ 1,300 million, of which US$ 1,150 million will be paid at closing of the transaction, subject to customary adjustments, such as changes in working capital and net debt position, and US$ 150 million will be paid in the second anniversary after closing. Oxiteno S.A. is controlled by the Company, which holds a 100% interest in the Company.

The Company's shareholders were offered, under the terms and for the purposes of article 253, items I and II, of the Brazilian Corporation Law, a period of 30 days to exercise the preemptive right to subscribe to new shares issued by Oxiteno and to acquire of shares sold by Ultrapar. No shareholder exercised said right.

Oxiteno S.A. will maintain its regular and independent course of business until the closing of the transaction. The transaction is subject to prior approval by the competition authorities of Brazil, the United States, Mexico and Colombia, in addition to the fulfillment of other conditions precedent to the business, as set out in the sales agreement. On September 28, 2021, the transaction was approved by the Superintendencia de Industria y Comercio of Colombia, on October 15, 2021, by the Federal Trade Commission – USA ("FTC") and on January 13, 2022 by the Comisión Federal de Competencia Económica do México (“COFECE”), without restrictions. Approval in Brazil by the Administrative Council for Economic Defense (“CADE”) remains pending.

30

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

c. Disclosure of the impacts of IFRS 5 (CPC 31) – Assets and liabilities held for sale and discontinued operations

The tables of assets and liabilities held for sale and discontinued operation are detailed below and include the financial position and profit or loss incurred throughout 2021 and 2020, when applicable. Eliminations refer to intercompany transactions, substantially represented by purchase and sale transactions, effects on the profit or loss of foreign debts contemplating hedging instruments, investments in associates that are not part of the sales transaction, among others.

c.1 The main classes of assets and liabilities classified as held for sale on December 31, 2021 are shown below:

Assets	Oxiteno	Extrafarma	Eliminations	Total
Current assets
Cash and cash equivalents	334,882	53,099	‐	387,981
Financial investments and hedging instruments	1,346,552	‐	‐	1,346,552
Trade receivables	993,960	35,743	‐	1,029,703
Inventories	1,671,662	578,206	‐	2,249,868
Recoverable taxes	634,718	62,053	‐	696,771
Other assets	51,829	26,145	(5,035)	72,939
Total current assets	5,033,603	755,246	(5,035)	5,783,814
Non-current assets
Financial investments and hedging instruments	492,430	‐	‐	492,430
Related parties	‐	1,674	(1,674)	‐
Deferred income and social contribution taxes	541,756	200,194	‐	741,950
Recoverable taxes	393,723	17,938	‐	411,661
Other assets	10,538	4,136	‐	14,674
	1,438,447	223,942	(1,674)	1,660,715
Investments	36,207	5,000	(22,047)	19,160
Right-of-use assets, net	31,871	318,183	‐	350,054
Property, plant, and equipment	2,787,241	154,663	‐	2,941,904
Intangible assets	160,141	85,129	‐	245,270
Total non-current assets	4,453,907	786,917	(23,721)	5,217,103
Total assets held for sale	9,487,510	1,542,163	(28,756)	11,000,917

31

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Liabilities	Oxiteno	Extrafarma	Eliminations	Total
Current liabilities
Loans, financing and hedge derivative financial instruments	302,154	‐	(62,841)	239,313
Trade payables	493,800	225,487	(1,949)	717,338
Trade payables – reverse factoring	725,246	-	-	725,246
Salaries and related charges	176,941	45,843	-	222,784
Taxes payables	53,988	15,696	-	69,684
Income and social contribution taxes payable	12,415	‐	‐	12,415
Post-employment benefits	3,311	-	-	3,311
Provision for tax, civil, and labor risks	2,946	520	-	3,466
Leases payable	11,702	64,312	-	76,014
Other liabilities	68,721	13,249	(13,264)	68,706
Total current liabilities	1,851,224	365,107	(78,054)	2,138,277
Non-current liabilities
Loans, financing and hedge derivative financial instruments	5,728,028	‐	(5,725,594)	2,434
Related parties	2,875	‐	(2,875)	‐
Deferred income and social contribution taxes	12,964	‐	‐	12,964
Post-employment benefits	6,806	287	-	7,093
Provision for tax, civil, and labor risks	33,149	2,370	-	35,519
Leases payable	22,786	314,915	-	337,701
Other liabilities	5,341	2,092	-	7,433
Total non-current liabilities	5,811,949	319,664	(5,728,469)	403,144
Total equity	1,824,337	857,392	(2,681,729)	-
Total liabilities held for sale and equity	9,487,510	1,542,163	(8,488,252)	2,541,421

32

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

c.2 The results for the year and cash flows from discontinued operations as of December 31, 2021 are shown below:

	Oxiteno	Extrafarma	Eliminations	Total
Net revenue from sales and services	7,102,771	1,986,932	(23,908)	9,065,795
Cost of products and services sold	(5,540,773)	(1,384,316)	23,908	(6,901,181)
Gross profit	1,561,998	602,616	‐	2,164,614
Operating income (expenses)
Selling marketing and administrative	(978,221)	(685,794)	‐	(1,664,015)
Impairment	‐	(427,529)	‐	(427,529)
Other operating income, net	26,924	(1,109)	‐	25,815
Operating income (loss) before finance income (expenses) and share of profit of associates	610,701	(511,816)	‐	98,885
Share of profit of associates	48	‐	-	48
Operating income (loss) before finance income (expenses) and income and social contribution taxes	610,749	(511,816)	-	98,933
Financial result, net	(431,441)	(45,265)	329,736	(146,970)
Profit (loss) before income and social contribution taxes	179,308	(557,081)	329,736	(48,037)
Income and social contribution taxes	69,995	155,416	(112,110)	113,301
Profit (loss) for the year	249,303	(401,665)	217,626	65,264
Depreciation and amortization for the year (i)	308,564	154,850	-	463,414

(i) Balances included for complete breakdown of segment information.

	Oxiteno	Extrafarma	Eliminations	Total
Net cash provided by (used in) operating activities	1,016,580	(33,273)	(788)	982,519
Net cash used in investing activities	(122,363)	(35,072)	(1,298)	(158,733)
Net cash provided by (used in) investing activities	(1,054,930)	35,286	466,677	(552,967)
Effect of exchange rate changes on cash and cash equivalents in foreign currency	56,553	‐	‐	56,553
(Decrease) increase in cash and cash equivalents	(104,160)	(33,059)	464,591	327,372

c.2.1 In the parent company, the share of profit (loss) of investees Oxiteno and Extrafarma, net of related parties, were reclassified as discontinued operations in the total amount of R$ 65,264 in the statement of profit or loss for the year 2021, as per Notes 3.c.2 and 13.a.

33

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

c.3 The results for the year and cash flows from discontinued operations as of December 31, 2020 are shown below:

	12/31/2020	Discontinued operations				12/31/2020
	Disclosed	Oxiteno	Extrafarma	Eliminations	Total	Restated
Net revenue from sales and services	81,241,102	5,210,704	1,988,411	(16,069)	7,183,046	74,058,056
Cost of products and services sold	(75,628,214)	(4,188,711)	(1,399,125)	16,069	(5,571,767)	(70,056,447)
Gross profit	5,612,888	1,021,993	589,286	‐	1,611,279	4,001,609
Operating income (expenses)
Selling marketing and administrative	(4,098,377)	(831,056)	(662,182)	-	(1,493,238)	(2,605,139)
Other operating income, net	297,544	153,457	(5,403)	-	148,054	149,490
Operating income (loss) before finance income (expenses) and share of profit (loss) of subsidiaries, joint ventures and associates	1,812,055	344,394	(78,299)	‐	266,095	1,545,960
Share of profit (loss) of subsidiaries, joint ventures and associates	(43,617)	414	‐	-	414	(44,031)
Operating income (loss) before finance income (expenses) and income and social contribution taxes	1,768,438	344,808	(78,299)	-	266,509	1,501,929
Financial result, net	(269,374)	1,482	(38,938)	318,430	280,974	(550,348)
Profit (loss) before income and social contribution taxes	1,499,064	346,290	(117,237)	318,430	547,483	951,581
Income and social contribution taxes	(571,367)	(118,132)	(40,453)	(108,265)	(266,850)	(304,517)
Net income from continuing operations	-	-	-	-	-	647,064
Net income from discontinued operations	-	-	-	-	280,633	280,633
Profit (loss) for the year	927,697	228,158	(157,690)	210,165	280,633	927,697
Depreciation and amortization for the year (i)	1,556,599	275,063	153,899	-	428,962	1,127,637

(i) Balances included for complete breakdown of segment information.

	12/31/2020	Discontinued operations				12/31/2020
	Disclosed (A)	Oxiteno	Extrafarma	Eliminations	Total (B)	Restated (A-B)
Net cash provided by (used in) operating activities	3,138,119	765,090	111,396	(2,380)	874,106	2,264,013
Net cash used in investing activities	(2,136,405)	(159,349)	(6,484)	(321,557)	(487,390)	(1,649,015)
Net cash (used in) provided by investing activities	(592,333)	(1,236,490)	11,272	305,534	(919,684)	327,351
Effect of exchange rate changes on cash and cash equivalents in foreign currency	136,734	114,822	‐	‐	114,822	21,912
Increase (decrease) in cash and cash equivalents	546,115	(515,927)	116,184	(18,403)	(418,146)	964,261

c.3.1 In the parent company, the share of profit (loss) of investees Oxiteno and Extrafarma, net of related parties, were restated as discontinued operations in the total amount of R$ 280,633 in the statement of profit or loss for the year 2020, as per Notes 3.c.3 and 13.a.

34

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

4. Principles of consolidation and investments in subsidiaries

a. Principles of consolidation

In the preparation of the consolidated financial statements the investments of one company in another, balances of asset and liability accounts, revenues transactions, costs and expenses were eliminated, as well as the effects of transactions conducted between the companies. Non-controlling interests in subsidiaries are presented within consolidated equity and net income.

Consolidation of a subsidiary begins when the parent company obtains direct or indirect control over a Company and ceases when the parent company loses control of a company. Income and expenses of a subsidiary acquired are included in the consolidated statement of profit or loss and comprehensive income from the date the parent company gains the control. Income and expenses of a subsidiary, in which the parent company loses control, are included in the consolidated statement of profit or loss and comprehensive income until the date the parent company loses control.

When necessary adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Company’s accounting policies.

35

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b. Investments in subsidiaries

The consolidated financial statements include the following direct and indirect subsidiaries:

			% interest in the share
			12/31/2021		12/31/2020
			Control		Control
	Location	Segment	Direct	Indirect	Direct	Indirect
Ipiranga Produtos de Petróleo S.A.	Brazil	Ipiranga	100	-	100	-
am/pm Comestíveis Ltda.	Brazil	Ipiranga	-	100	-	100
Icorban – Correspondente Bancário Ltda.	Brazil	Ipiranga	-	100	-	100
Ipiranga Trading Limited	British Virgin Islands	Ipiranga	-	100	-	100
Tropical Transportes Ipiranga Ltda.	Brazil	Ipiranga	-	100	-	100
Ipiranga Imobiliária Ltda.	Brazil	Ipiranga	-	100	-	100
Ipiranga Logística Ltda.	Brazil	Ipiranga	-	100	-	100
Oil Trading Importadora e Exportadora Ltda.	Brazil	Ipiranga	-	100	-	100
Iconic Lubrificantes S.A.	Brazil	Ipiranga	-	56	-	56
Integra Frotas Ltda.	Brazil	Ipiranga	-	100	-	100
Companhia Ultragaz S.A.	Brazil	Ultragaz	-	99	-	99
Ultragaz Comercial Ltda.	Brazil	Ultragaz	-	100	-	100
Nova Paraná Distribuidora de Gás Ltda. (1)	Brazil	Ultragaz	-	100	-	100
Utingás Armazenadora S.A. (2)	Brazil	Ultragaz	-	57	-	57
Bahiana Distribuidora de Gás Ltda.	Brazil	Ultragaz	-	100	-	100
LPG International Inc.	Cayman Islands	Ultragaz	-	100	-	100
Imaven Imóveis Ltda.	Brazil	Others	-	100	-	100
Imifarma Produtos Farmacêuticos e Cosméticos S.A. (3)	Brazil	Extrafarma	-	100	-	100
UVC Investimentos Ltda. (4)	Brazil	Others	-	99	-	99
Centro de Conveniências Millennium Ltda. and subsidiaries (5)	Brazil	Ipiranga	100	-	100	-
Oxiteno S.A. Indústria e Comércio (6)	Brazil	Oxiteno	100	-	100	-
Oxiteno Argentina Sociedad de Responsabilidad Ltda.	Argentina	Oxiteno	-	100	-	100
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Brazil	Oxiteno	-	100	-	100
Oxiteno Uruguay S.A.	Uruguay	Oxiteno	-	100	-	100
Oxiteno México S.A. de C.V.	Mexico	Oxiteno	-	100	-	100
Oxiteno Servicios Corporativos S.A. de C.V.	Mexico	Oxiteno	-	100	-	100
Oxiteno Servicios Industriales S.A. de C.V.	Mexico	Oxiteno	-	100	-	100
Oxiteno USA LLC	United States	Oxiteno	-	100	-	100
Global Petroleum Products Trading Corp.	Virgin Islands	Oxiteno	-	100	-	100
Oxiteno Europe SPRL	Belgium	Oxiteno	-	100	-	100
Oxiteno Colombia S.A.S.	Colombia	Oxiteno	-	100	-	100
Oxiteno Shanghai LTD.	China	Oxiteno	-	100	-	100
Empresa Carioca de Produtos Químicos S.A.	Brazil	Oxiteno	-	100	-	100
Ultracargo – Operações Logísticas e Participações Ltda.	Brazil	Ultracargo	100	-	100	-
Ultracargo Logística S.A. (7)	Brazil	Ultracargo	-	99	-	99
TEAS – Terminal Exportador de Álcool de Santos Ltda.	Brazil	Ultracargo	-	100	-	100
Tequimar Vila do Conde Logística Portuária S.A.	Brazil	Ultracargo	-	100	-	100
Ultrapar International S.A.	Luxembourg	Others	100	-	100	-
SERMA – Ass. dos usuários equip. proc. de dados	Brazil	Others	-	100	-	100
UVC – Fundo de investimento em participações multiestratégia investimento no exterior (8)	Brazil	Others	100	-	100	-
Eaí Clube Automobilista S.A. (9)	Brazil	Abastece aí	100	-	100	-

36

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The percentages in the table above are rounded.

(1)	Non-operating company in closing phase.
(2)	In October 2020 there was a change in the share capital of the company Utingás, which became controlled by Companhia Ultragaz S.A. (“Cia Ultragaz”).
(3)	On May 18, 2021 the Company announced the signing of an agreement for the sale of all shares of Extrafarma to Pague Menos. As of December 31, 2021, the Company reclassified the subsidiary's balances to “assets and liabilities held for sale”. For more details, see note 3.c.1.
(4)	Subsidiary created in January 2020 to provide valuation, business management and financial advisory services to UVC - Fundo de investimento em participações multiestratégia investimento no exterior (“UVC – Fundo de investimento”). In September 2020 the Company’s name was changed to UVC Investimentos Ltda (“UVC Investimentos”).
(5)	In May 2020 there was a change in the participation of the capital of the subsidiary Millennium which became a direct subsidiary of the Company.
(6)	On August 16, 2021, the Company announced the signing of agreement for the sale of its interest in Oxiteno S.A. to Indorama. As of December 31, 2021, the Company reclassified the subsidiary's balances to “assets and liabilities held for sale”. For more details, see Note 3.c.1.
(7)	In April 2021 the name of subsidiary Terminal Químico de Aratu S.A – Tequimar was changed to Ultracargo Logística S.A. (“Ultracargo Logística”).
(8)	Fund constituted on January 2020, the UVC has the purpose to monetize the resources of its shareholders through investment in promising companies in business segments that are complementary to the Company's businesses, with additional benefits such as of startups and new technologies.
(9)	Subsidiary created in July 2020, focused on digital payments and electronic retail, uniting the “abastece aí” app and the “Km de Vantagens” program.

37

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

5. Cash and cash equivalents, financial investments and hedge derivative financial instruments

Cash equivalents and financial investments, excluding cash and bank deposits, are substantially represented by investments: (i) in Brazil, in certificates of deposit of financial institutions linked to interest rate of the Interbank Deposits Interest Rate (“DI”), in repurchase agreement, financial bills, and in short term investments funds, whose portfolio comprised of Brazilian Federal Government bonds and in certificates of deposit of financial institutions; (ii) outside Brazil, in certificates of deposit of financial institutions and in short term investments funds, whose portfolio comprised of Federal Government bonds; and (iii) in currency and interest rate hedging instruments.

The financial assets were classified in Note 34.j, based on business model of financial assets of the Company and its subsidiaries.

Cash, cash equivalents and financial investments (consolidated) amounted to R$ 4,463,473 as of December 31, 2021 (R$ 8,672,160 as of December 31, 2020) are as follows:

a. Cash and cash equivalents

Cash and cash equivalents of the Company and its subsidiaries are presented as follows:

	Parent		Consolidated
	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Cash and bank deposits
In local currency	2,554	9,419	317,907	285,306
In foreign currency	-	-	16,640	119,775
Financial investments considered cash equivalents
In local currency
Fixed-income securities	18,979	939,230	1,943,164	2,241,852
In foreign currency
Fixed-income securities	-	-	2,363	14,561
Total cash and cash equivalents	21,533	948,649	2,280,074	2,661,494

38

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b. Financial investments and currency and interest rate hedging instruments

The financial investments which are not classified as cash and cash equivalents are presented as follows:

	Parent		Consolidated
	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Financial investments
In local currency
Fixed-income securities and funds	142,065	88,100	1,607,608	3,749,852
In foreign currency
Fixed-income securities and funds	-	-	103,239	1,278,940
Currency and interest rate hedging instruments (a)	-	-	472,552	981,874
Total financial investments	142,065	88,100	2,183,399	6,010,666
Current	142,065	88,100	1,804,122	5,033,258
Non-current	-	-	379,277	977,408

(a) Accumulated gains, net of income tax (see Note 34.i).

6. Trade receivables and reseller financing (Consolidated)

a. Trade receivables

The composition of trade receivables is as follows:

	12/31/2021	12/31/2020
Domestic customers	3,805,756	3,443,641
Domestic customers – related parties (see Note 9.a.2)	57	151
Foreign customers	3,137	326,442
Foreign customers – related parties (see Note 9.a.2)	4,400	2,984
(-) Loss allowance for expected credit losses	(374,355)	(382,096)
	3,438,995	3,391,122
Current	3,375,246	3,318,927
Non-current	63,749	72,195

39

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The breakdown of trade receivables, gross of loss allowance for expected credit losses, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
12/31/2021	3,813,350	3,131,528	90,024	33,255	24,804	23,903	509,836
12/31/2020	3,773,218	2,963,163	124,606	27,970	21,389	47,169	588,921

The breakdown of loss allowance for expected credit losses, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
12/31/2021	374,355	21,962	1,595	3,049	2,761	14,926	330,062
12/31/2020	382,096	21,219	2,154	1,751	2,233	13,378	341,361

Movements in the allowance for loss allowance for expected credit losses are as follows:

Balance as of December 31, 2019	404,886
Additions	194,220
Reversals	(203,994)
Write-offs	(13,016)
Balance as of December 31, 2020	382,096
Additions	177,872
Reversals	(150,160)
Write-offs	(18,646)
Reclassification to assets held for sale	(16,807)
Balance as of December 31, 2021	374,355

For more information about the allowance for loss allowance for expected credit losses see Note 34.d.3.

40

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b. Reseller financing

The composition of reseller financing is as follows:

	12/31/2021	12/31/2020
Reseller financing – Ipiranga	1,183,312	1,165,395
(-) Loss allowance for expected credit losses	(185,278)	(197,011)
	998,034	968,384
Current	582,562	549,129
Non-current	415,472	419,255

The breakdown of reseller financing, gross of loss allowance for expected credit losses, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
12/31/2021	1,183,312	770,008	19,260	24,290	14,373	26,685	328,696
12/31/2020	1,165,395	787,904	10,230	15,237	21,200	28,989	301,835

The breakdown of loss allowance for expected credit losses, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
12/31/2021	185,278	1,514	6,410	8,697	6,255	9,892	152,510
12/31/2020	197,011	22,872	785	1,812	2,397	14,684	154,461

Movements in the allowance for loss allowance for expected credit losses are as follows:

Balance as of December 31, 2019	156,006
Additions	74,745
Reversals	(29,791)
Write-offs	(3,949)
Balance as of December 31, 2020	197,011
Additions	65,536
Reversals	(68,982)
Write-offs	(8,287)
Balance as of December 31, 2021	185,278

For more information about the allowance for loss allowance for expected credit losses see Note 34.d.3.

41

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

7. Inventories (Consolidated)

 The composition of inventories is as follows:

	12/31/2021			12/31/2020
	Cost	Provision for losses	Net balance	Cost	Provision for losses	Net balance
Fuels, lubricants and greases	3,042,932	(4,871)	3,038,061	1,682,841	(5,344)	1,677,497
Finished goods	-	-	-	646,180	(22,281)	623,899
Work in process	-	-	-	1,450	-	1,450
Raw materials	293,242	-	293,242	568,185	(1,827)	566,358
Liquefied petroleum gas (LPG)	151,831	(5,761)	146,070	110,767	(5,761)	105,006
Consumable materials and other items for resale	117,150	(1,875)	115,275	129,559	(2,598)	126,961
Pharmaceutical, hygiene, and beauty products	-	-	-	521,689	(2,611)	519,078
Purchase for future delivery (1)	302,456	(464)	301,992	198,986	(464)	198,522
Properties for resale	24,239	(107)	24,132	27,532	(107)	27,425
	3,931,850	(13,078)	3,918,772	3,887,189	(40,993)	3,846,196

(1) Refers substantially to ethanol, biodiesel and advances for fuel acquisition.

Movements in the provision for losses are as follows:

Balance as of December 31, 2019	40,724
Addition to net realizable value adjustment	2,245
Reversal of obsolescence and other losses	(1,976)
Balance as of December 31, 2020	40,993
Addition to net realizable value adjustment	5,974
Reversal of obsolescence and other losses	(5,184)
Reclassification to assets held for sale	(28,705)
Balance as of December 31, 2021	13,078

The breakdown of provisions for losses related to inventories is shown in the table below:

	12/31/2021	12/31/2020
Net realizable value adjustment	8,269	17,488
Obsolescence and other losses	4,809	23,505
Total	13,078	40,993

42

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

8. Taxes to recover

a. Recoverable taxes (Consolidated)

Recoverable taxes are substantially represented by credits of Tax on Goods and Services (“ICMS”, the Brazilian VAT), Contribution for Social Security Financing (“COFINS”) and Social Integration Program (“PIS”).

	12/31/2021	12/31/2020
ICMS (a.1)	893,206	1,129,325
PIS and COFINS (a.2) (a.3)	1,177,513	1,297,029
Value-added tax (IVA) of foreign subsidiaries	179	35,600
Others	37,127	57,704
Total	2,108,025	2,519,658
Current	1,061,227	1,044,850
Non-current	1,046,798	1,474,808

a.1 The recoverable ICMS net of provision for losses is substantially related to the following subsidiaries and operations:

(i)	The subsidiaries Oxiteno S.A., Empresa Carioca de Produtos Químicos S.A. (“EMCA”) and Oleoquímica Indústria e Comércio de Produtos Químicos Ltda. (“Oleoquímica”) had credits in the amount of R$ R$ 195,037 as of December 31, 2020 once predominantly carried out export operations, interstate outflow or deferred ICMS of products purchased within the State of Bahia. As of December 31, 2021, the amount of R$ 299,727 was reclassified to assets held for sale.
(ii)	The subsidiaries IPP, Bahiana Distribuidora de Gás Ltda. (“Bahiana”), Cia. Ultragaz, AMPM and Iconic Lubrificantes S.A. (“Iconic”) have credits in the amount of R$ 893,206 (R$ 754,882 as of December 31, 2020) recognized, mainly, of the following nature: a) transactions of inputs and outputs of products subject to taxation of the own ICMS; b) interstate outflows of oil-related products, whose ICMS was prepaid by the supplier (Petróleo Brasileiro S.A. (“Petrobras”)), in the case of the subsidiaries IPP, Bahiana and Cia. Ultragaz and c) credits for refunds of the ICMS-ST (tax substitution) overpaid when the estimated calculation base is used higher than the actual operation practiced by the subsidiary IPP.
(iii)	The subsidiary Extrafarma had ICMS credits and ICMS-ST (tax substitution) advances in the amount of R$ R$ 179,405 as of December 31, 2020, on the inflow and outflow of operations carried out by its distribution centers, mostly in the North and Northeast, as well as refunds of the ICMS-ST portion overpaid when the estimated calculation base is used higher than the actual operation. As of December 31, 2021, the amount of R$ 19,015, net of provision for impairment of assets, was reclassified to assets held for sale.

The amounts of recoverable ICMS are realized by the taxed operations itself, being a revolving credit, which means that the credits are monthly offset with the tax payable on sales and new credits are generated by the acquisition of inputs, as well as by the State's refund on tax substitution operations. Management estimates the realization of the credits classified in non-current assets within an average term of up to 5 years.

43

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The estimated recovery of ICMS assets is stated as follows:

Up to 1 year	388,041
From 1 to 2 years	212,742
From 2 to 3 years	210,065
From 3 to 5 years	82,358
Total of recoverable ICMS, net of provision	893,206

The provision for ICMS losses, in the amount of R$ 48,502 (R$ 52,338 as of December 31, 2020), relates to tax credits of the subsidiaries whose amounts are not included within the term determined by its policy.

a.2 The recoverable PIS and COFINS is substantially related to:

(i) The balance of PIS and COFINS includes credits recorded under Laws 10,637/2002 and 10,833/2003 in the amount of R$ 607,373 (R$ 651,051 as of December 31, 2020), whose consumption will occur through the offset of debts administered by the Brazilian Federal Revenue Service (“RFB”) in an estimated term of up to 2 years by management. As of December 31, 2021, the amount of R$ 93,108 was reclassified to assets held for sale, as per Note 3.a.

(ii) The subsidiaries IPP, Tropical Transportes Ipiranga Ltda (“Tropical”), AMPM, Iconic and Ultragaz have credits in the amount of R$ 570,140 (R$ 645,978 as of December 31, 2020) resulting from a favorable decision on the exclusion of ICMS from the calculation basis of PIS and COFINS (see item a.3 below). The management estimates the realization of these credits within up to 3 years. As of December 31, 2021, the amount of R$ 275,813 was reclassified to assets held for sale, as per Note 3.c.1.

The credit balance of PIS and COFINS is realized through the settlement of own debts in subsequent months or with other debts managed by the Receita Federal and social security for cases that the law allows.

The estimated recovery of PIS and COFINS credits is stated as follows:

Up to 1 year	635,880
From 1 to 2 years	523,558
From 2 to 3 years	18,075
Total of recoverable PIS and COFINS	1,177,513

a.3 On March 15, 2017, due to general repercussions, the STF decided that ICMS does not compose the basis for calculating PIS and COFINS. After filing the Union's Embargoes for Clarification, the STF definitively ruled about the thesis on May 13, 2021, reaffirming the exclusion of the highlighted ICMS from the PIS and COFINS calculation basis and modulating the effects of the decision for the lawsuits filed after March 15, 2017. Certain subsidiaries have credits originated from favorable decisions on the exclusion of ICMS from the PIS and COFINS calculation base, having been the respective subsidies to prove the amounts to be refunded properly confirmed by management and recorded in results, up to the present year of 2021, the amount of R$ 569,212, of which R$ 279,598 of principal and R$ 289,614 of monetary variation (R$ 154,225, of which R$ 66,415 of principal and R$ 87,810 of monetary variation up to 2020 – restated). As of December 31, 2021, the amount of R$ 598,216 was reclassified to profit (loss) from discontinued operations.

44

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b. Recoverable income tax and social contribution taxes

Relates to IRPJ and CSLL to be recovered by the Company and its subsidiaries, arising from the tax advances of previous years, as well as referring to lawsuits the non-incidence of IRPJ and CSLL on the monetary variation (SELIC) in the repetition of undue payments (see note 10.e), with management estimating the realization of these credits within up to 5 years.

	Parent		Consolidated
	12/31/2021	12/31/2020	12/31/2021	12/31/2020
IRPJ and CSLL	79,982	87,359	447,191	627,285
Current	56,499	47,913	291,833	366,080
Non-current	23,483	39,446	155,358	261,205

9. Related parties

a. Related parties

The balances and transactions of the Company and its related parties are disclosed below:

a.1 Parent

	Assets		Liabilities
	Debentures	Other receivables	Related parties	Other payables	Financial income
Ipiranga Produtos de Petróleo S.A.	406,787 (1)	71,585	-	1,085	21,954 (1)
Cia Ultragaz S.A.	-	11,060	-	6,799	-
Imifarma Produtos Farmacêuticos e Cosméticos S.A.	-	7,025	4,674	404	-
Oxiteno S.A. Indústria e Comércio	-	3,787	-	2	-
Ultracargo Logística S.A.	-	2,798	-	-	-
Eaí Clube Automobilista S.A.	-	200	-	-	-
UVC Investimentos Ltda	-	21	-	-	-
am/pm Comestíveis Ltda.	-	146	-	-	-
Iconic Lubrificantes S/A	-	11	-	-	-
SERMA - Ass. dos usuários equip. proc. de dados	-	293	-	322	-
Others	-	-	-	1	-
Total as of December 31, 2021	406,787	96,926	4,674	8,613	21,954

45

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Assets		Liabilities
	Debentures	Other receivables	Related parties	Other payables	Financial income
Ipiranga Produtos de Petróleo S.A.	753,459 (2)	15,545	-	-	23,812 (2)
Cia Ultragaz S.A.	-	10,147	-	8,469	-
SERMA - Ass. dos usuários equip. proc. de dados	-	9,635	-	-	-
Imifarma Produtos Farmacêuticos e Cosméticos S.A.	-	3,785	5,272	142	-
Oxiteno S.A. Indústria e Comércio	-	4,476	-	548	-
Centro de Conveniências Millennium Ltda.	-	3,700	-	-	-
Ultracargo Logística S.A.	-	1,695	-	277	-
Bahiana Distribuidora de Gás Ltda.	-	831	-	-	-
UVC Investimentos Ltda	-	69	-	-	-
Eaí Clube Automobilista S.A.	-	-	-	35	-
am/pm Comestíveis Ltda.	-	13	-	-	-
Total as of December 31, 2020	753,459	49,896	5,272	9,471	23,812

(1)	In March 2021 the subsidiary IPP made its nineth private offering in one single series of 400,000 debentures at face value of R$ 1,000.00 (thousand Brazilian Reais) each, nonconvertible into shares, unsecured, with maturity on March 31, 2024 and semiannual interest linked to DI being subscribed the total by the Company.
(2)	In March 2016 the subsidiary IPP made its second private offering in one single series of 75 debentures at face value of R$ 10,000,000.00 (ten million Brazilian Reais) each, nonconvertible into shares and unsecured, with maturity on March 31, 2021 and semiannual interest linked to DI being subscribed the total by the Company. The debentures were paid off on the maturity date.

46

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

a.2 Consolidated

Balances and transactions between the Company and its subsidiaries have been eliminated in consolidation and are not disclosed in this note. The balances and transactions between the Company and its subsidiaries with other related parties are disclosed below:

	Loans
	Assets	Liabilities
Química da Bahia Indústria e Comércio S.A. (1)	-	2,875
Others (1)	490	659
Total as of December 31, 2021	490	3,534

	Loans
	Assets	Liabilities
Química da Bahia Indústria e Comércio S.A. (1)	-	2,875
Routeasy Serviços de Assessoria Logística Ltda. (2)	2,334	-
Others (1)	490	836
Total as of December 31, 2020	2,824	3,711

(1)	Loans contracted have indefinite terms and do not contain remuneration clauses.
(2)	The loan contracted has a term of 36 months, can be extended by mutual agreement between the parties, being remunerated by the DI plus 3% p.a.

47

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Commercial transactions
	Receivables	Payables	Sales and services	Purchases
Refinaria de Petróleo Riograndense S.A.	-	90,761	-	619,785
União Vopak Armazéns Gerais Ltda.	57	-	1,402	-
Chevron (Thailand) Limited	204	-	675	1,072
Chevron Lubricants Lanka PLC	-	-	164	-
Chevron Lubricants Oils S.A.	319	-	786	-
Chevron Marine Products	3,663	-	24,583	-
Chevron Oronite Brasil LTDA.	-	53,378	78	150,878
Chevron Products Company	-	158,557	-	789,452
Chevron Belgium NV	-	821	-	7,520
Chevron Petroleum CO Colombia	214	-	392	-
Total as of December 31, 2021	4,457	303,517	28,080	1,568,707

48

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Commercial transactions
	Receivables	Right-of-use assets (1)	Payables	Leases payable (1)	Sales and services	Purchases	Expenses
Oxicap Indústria de Gases Ltda.	-	-	1,772	-	471	19,077	-
Refinaria de Petróleo Riograndense S.A.	-	-	65,215	-	-	314,587	-
ConectCar Soluções de Mobilidade Eletrônica S.A.	151	-	104	-	3,062	154	-
LA’7 Participações e Empreend. Imob. Ltda. (a)	-	8,635	-	8,044	-	-	1,613
Chevron (Thailand) Limited	166	-	6	-	-	759	-
Chevron Brasil Oleos Basicos LTDA	-	-	6	-	-	-	-
Chevron Latin America Marketing LLC	118	-	-	-	-	-	-
Chevron Lubricants Lanka PLC	3	-	-	-	-	-	-
Chevron Lubricants Oils S.A.	823	-	-	-	-	-	-
Chevron Marine Products	1,873	-	-	-	-	-	-
Chevron Oronite Brasil LTDA.	-	-	37,482	-	-	108,198	-
Chevron Products Company	-	-	87,754	-	-	247,578	-
Chevron Belgium NV	-	-	785	-	-	6,707	-
Chevron Petroleum CO Colombia	1	-	-	-	-	-	-
Total as of December 31, 2020	3,135	8,635	193,124	8,044	3,533	697,060	1,613

(1)   Included in “right-of-use assets” and “leases payable”, respectively.

(a) Refers to rental contracts of 15 drugstores owned by LA’7 as of December 31, 2020, a company of the former shareholders of Extrafarma that are current shareholders of Ultrapar.

Purchase and sale transactions relate substantially to the purchase of raw materials, feedstock, transportation, and storage services based on similar market prices and terms with customers and suppliers with comparable operational performance. The operations of ConectCar refer to services provided. In the opinion of the Company and its subsidiaries’ management, transactions with related parties are not subject to credit risk, therefore, no provision for expected losses on accounts receivable or guarantees are recorded. Guarantees provided by the Company in loans of subsidiaries and affiliates are mentioned in Note 17.i.

49

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b. Key executives (Consolidated)

The Company’s compensation strategy combines short and long-term elements, following the principles of alignment of interests and of maintaining a competitive compensation, and is aimed at retaining key officers and remunerating them adequately according to their attributed responsibilities and the value created to the Company and its shareholders.

Short-term compensation is comprised of: (a) fixed monthly compensation paid with the objective of rewarding the executive’s experience, responsibility, and his/her position’s complexity, and includes salary and benefits such as medical coverage, check-up, life insurance, and others; (b) variable compensation paid annually with the objective of aligning the executive’s and the Company’s objectives, which is linked to: (i) the business performance measured through its economic value creation and (ii) the fulfillment of individual annual goals that are based on the strategic plan and are focused on expansion and operational excellence projects, people development and market positioning, among others. More details about the Deferred Stock Plan are contained in Note 9.c and about post-employment benefits in Note 21.b.

The expenses for compensation of its key executives (Company’s directors and executive officers) as shown below:

	12/31/2021	12/31/2020
Short-term compensation	47,003	47,936
Stock compensation	15,778	4,786
Post-employment benefits	2,737	2,866
Termination benefits	5,637	-
Total	71,155	55,588

c. Deferred stock plan (Consolidated)

Since 2003 Ultrapar has adopted a stock plan in which the executive has the usufruct of shares held in treasury until the transfer of the full ownership of the shares to those eligible members of management after five to seven years from the initial concession of the rights subject to uninterrupted employment of the participant during the period. The volume of shares and the executives eligible are determined by the Board of Directors, and there is no mandatory annual grant. The total number of shares to be used in the plan is subject to the number of shares in treasury. Ultrapar’s Board of Directors members are not eligible to participate in the stock plan. The fair value of the awards was determined on the grant date based on the market value of the shares on the B3, the Brazilian Securities, Commodities and Futures Exchange and the amounts are amortized between five to seven years from the grant date.

50

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes shares granted to the Company and its subsidiaries’ management:

Grant date	Balance of number of shares granted	Vesting period	Market price of shares on the grant date (in R$ per share)	Total grant costs, including taxes	Accumulated recognized grant costs	Accumulated unrecognized grant costs
March 4, 2016	133,332	2022 to 2023	32.72	9,025	(8,440)	585
December 10, 2014	-	2021	25.32	19,557	(19,557)	-
March 5, 2014	-	2021	26.08	5,999	(5,999)	-
	133,332			34,581	(33,996)	585

For the year ended December 31, 2021 the amortization in the amount of R$ 1,902 (reversal of R$ 64 for year ended December 30, 2020 – restated) was recognized as a general and administrative expense.

The table below summarizes the changes of number of shares granted:

Balance on December 31, 2019	1,224,524
Cancellation of granted shares due to termination of executive employment	(200,000)
Shares vested and transferred	(322,264)
Balance on December 31, 2020	702,260
Shares vested and transferred	(448,930)
Reclassification to assets held for sale	(119,998)
Balance on December 31, 2021	133,332

In addition, on April 19, 2017, the Ordinary and Extraordinary General Shareholders’ Meeting (“OEGM”) of approved a new incentive plan based on shares (”Plan”), which establishes the general terms and conditions for the concession of common shares issued by the Company and held in treasury, that may or may not involve the granting of usufruct of part of these shares for later transfer of the ownership of the shares, in periods of three to six years, to directors or employees of the Company or its subsidiaries.

As a result of the Plan, common shares representing at most 1% of the Company's share capital may be delivered to the participants, which corresponds, at the date of approval of this Plan, to 11,128,102 common shares.

51

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes the restricted and performance stock programs:

Program	Grant date	Balance of number of shares granted	Vesting period	Market price of shares on the grant date (in R$ per share)	Total grant costs, including taxes	Accumulated recognized grant costs	Accumulated unrecognized grant costs
Restricted	October 1, 2017	240,000	2023	38.19	9,293	(9,293)	-
Restricted	November 8, 2017	4,596	2022	38.19	1,018	(994)	24
Restricted	April 4, 2018	31,220	2022 to 2023	34.35	3,013	(2,902)	111
Performance	April 4, 2018	5,550	2022 to 2023	34.35	356	(267)	89
Restricted	September 19, 2018	80,000	2024	19.58	1,020	(1,020)	-
Restricted	September 24, 2018	80,000	2024	18.40	3,170	(1,250)	1,920
Restricted	April 3, 2019	176,184	2022 to 2024	23.25	7,004	(5,479)	1,525
Performance	April 3, 2019	83,412	2022 to 2024	23.25	3,587	(2,212)	1,375
Restricted	September 2, 2019	440,000	2025	16.42	9,965	(3,875)	6,090
Restricted	April 1, 2020	290,082	2023 to 2025	12.53	5,668	(3,135)	2,533
Performance	April 1, 2020	238,188	2023 to 2025	12.53	5,494	(2,960)	2,534
Restricted	September 16, 2020	700,000	2026	23.03	13,259	(5,847)	7,412
Restricted	April 7, 2021	522,716	2024	20.85	17,985	(5,141)	12,844
Performance	April 7, 2021	522,716	2024	20.85	17,985	(5,141)	12,844
Restricted	September 22, 2021	1,000,000	2027	14.17	19,547	(1,087)	18,460
		4,415,294			118,364	(50,603)	67,761

For the year ended December 31, 2021, a general and administrative expense in the amount of R$ 24,067 was recognized in relation to the Plan (R$ 10,440 for the year ended December 31, 2020 – restated).

Balance on December 31, 2019	1,738,660
Shares granted on April 1, 2020	877,788
Shares granted on September 16, 2020	700,000
Cancellation of granted shares due to termination of executive employment	(353,294)
Cancellation of performance shares	(52,992)
Balance on December 31, 2020	2,910,162
Shares granted on April 7, 2021	1,386,504
Shares granted on September 22, 2021	1,000,000
Performance shares (i)	(133,326)
Cancellation of granted shares due to termination of executive employment	(133,186)
Reclassification to assets held for sale	(614,860)
Balance on December 31, 2021	4,415,294

(i)	Refers to the reversal of the provision constituted in view of the significant probability that performance indicators will not be achieved.

52

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

10. Income and social contribution taxes

a. Deferred income (IRPJ) and social contribution taxes (CSLL)

The Company and its subsidiaries recognize deferred tax assets and liabilities, which are not subject to the statute of limitations, mainly resulting from provision for differences between cash and accrual basis, tax loss carryforwards, negative tax bases and provisions for tax, civil, and labor risks. Deferred tax assets are sustained by the continued profitability of their operations. Deferred IRPJ and CSLL are recognized under the following main categories:

	Parent		Consolidated
	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Assets - deferred income and social contribution taxes on:
Provision for impairment of assets	-	-	57,924	75,231
Provisions for tax, civil, and labor risks	-	-	188,236	138,516
Provision for post-employment benefits	760	1,078	73,335	96,108
Provision for differences between cash and accrual basis (i)	-	-	24,754	606,054
Goodwill	-	-	4,825	5,161
Business combination – tax basis vs. accounting basis of goodwill	-	-	18,699	75,515
Provision for asset retirement obligation	-	-	16,991	15,728
Provision for suppliers	6,354	4,284	39,364	49,501
Provision for profit sharing and bonus	9,541	9,445	44,876	56,873
Leases payable	1,264	976	41,463	41,932
Change in fair value of subscription warrants	10,957	22,833	10,957	22,833
Provision for deferred revenue	-	-	15,643	25,770
Other provisions	85	95	2,769	14,917
Tax losses and negative basis for social contribution carryforwards (10.d)	43,441	26,730	148,345	363,862
Total	72,402	65,441	688,181	1,588,001
Offset liability balance of deferred IRPJ and CSLL	-	(448)	(116,426)	(613,290)
Net balance of deferred taxes assets	72,402	64,993	571,755	974,711
Liabilities - deferred income and social contribution taxes on:
Revaluation of PP&E	-	-	408	1,776
Leases payable	-	-	138	1,895
Provision for differences between cash and accrual basis (i)	-	448	19,664	402,780
Provision for goodwill	-	-	28,676	92,242
Business combination – fair value of assets	-	-	66,079	111,832
Other provisions	-	-	1,743	15,497
Total	-	448	116,708	626,022
Offset asset balance of deferred IRPJ and CSLL	-	(448)	(116,426)	(613,290)
Net balance of deferred taxes liabilities	-	-	282	12,732

(i)  Refers, mainly, to the income tax on the exchange variation of the derivate hedging instruments.

53

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Changes in the net balance of deferred IRPJ and CSLL are as follows:

	Parent		Consolidated
	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Initial balance	64,993	41,613	961,979	646,163
Deferred IRPJ and CSLL recognized in income of the year	7,693	23,246	242,246	234,244
Deferred IRPJ and CSLL of subsidiaries classified as discontinued operations	-	-	110,821	(146,305)
Deferred IRPJ and CSLL recognized in other comprehensive income	(284)	(80)	(11,366)	210,034
Reclassification to assets held for sale	-	-	(728,986)	-
Others	-	214	(3,221)	17,843
Final balance	72,402	64,993	571,473	961,979

The estimated recovery of the deferred tax asset of IRPJ and CSLL is shown as follows:

	Parent	Consolidated
Up to 1 year	59,516	324,216
From 1 to 2 years	1,666	41,760
From 2 to 3 years	1,628	42,853
From 3 to 5 years	3,143	128,144
From 5 to 7 years	2,698	69,569
From 7 to 10 years	3,751	81,639
Total of deferred tax assets relating to IRPJ and CSLL	72,402	688,181

In order to evaluate the realization of deferred tax assets, the taxable income projections from business plans of each segment of the Company which indicates trends and perspectives, demand effects, competition and other economic factors, and that represent the management’s best estimate about the economic conditions existing during the period of realization of the deferred tax asset were taken into account.

The main key assumptions used to calculate the realization of deferred tax assets are: growth in Gross Domestic Product (“GDP”), exchange rate, basic interest rate (SELIC) and DI, inflation rate, commodity price index, among others. The balances of Company and its subsidiaries of R$ 688,181 and parent of R$ 72,402 were supported by the technical study on taxable profit projections for the realization of deferred tax assets.

54

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b. Reconciliation of income and social contribution taxes

IRPJ and CSLL are reconciled to the statutory tax rates as follows:

	Parent		Consolidated
	12/31/2021	12/31/2020	12/31/2021	12/31/2020
		Restated (i)		Restated (i)
Income before taxes	774,484	593,803	1,006,648	951,581
Statutory tax rates – %	34	34	34	34
Income and social contribution taxes at the statutory tax rates	(263,325)	(201,893)	(342,260)	(323,538)
Adjustments to the statutory income and social contribution taxes:
Nondeductible expenses (ii)	(12,376)	(7,013)	(45,569)	(33,420)
Nontaxable revenues (iii)	-	-	2,571	2,757
Monetary variation (SELIC) on repetition of tax undue payments (iv)	3,544	-	136,060	-
Adjustment to estimated income (v)	-	-	3,901	8,850
Unrecorded deferred income and social contribution taxes carryforwards deferred (vi)	-	-	(5,285)	(3,166)
Share of profit (loss) of subsidiaries, joint ventures and associates	281,851	227,776	(5,995)	(14,972)
Other adjustments	1,021	77	21,414	12,911
Income and social contribution taxes before tax incentives	10,715	18,947	(235,163)	(350,578)
Tax incentives - SUDENE	-	-	47,129	46,061
Income and social contribution taxes in the income statement	10,715	18,947	(188,034)	(304,517)
Current	3,022	(4,299)	(430,280)	(538,761)
Deferred	7,693	23,246	242,246	234,244
Effective IRPJ and CSLL rates – %	(1.4)	(3.2)	18.7	32.0

(i)	For more information on the restatement, see note 3.c.1.
(ii)	Consist of certain expenses that cannot be deducted for tax purposes under applicable tax legislation, such as expenses with fines, donations, gifts, losses of assets, negative effects of foreign subsidiaries and certain provisions.
(iii)	Consist of certain gains and income that are not taxable under applicable tax legislation, such as the reimbursement of taxes and the reversal of certain provisions.
(iv)	Refers to amounts related to non-taxation of IRPJ/CSLL on monetary variation (SELIC) in the repetition of undue tax lawsuits (see note 10.e).
(v)	Brazilian tax law allows for an alternative method of taxation for companies that generated gross revenues of up to R$ 78 million in their previous fiscal year. Certain subsidiaries of the Company adopted this alternative form of taxation, whereby income and social contribution taxes are calculated on a basis equal to 32% of operating revenues, as opposed to being calculated based on the effective taxable income of these subsidiaries. The adjustment to estimated income represents the difference between the taxation under this alternative method and the income and social contribution taxes that would have been paid based on the effective statutory rate applied to the taxable income of these subsidiaries.
(vi)	See Note 10.d.

55

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

c. Tax incentives – SUDENE

For belonging to the sectors of the economy considered priority for the subsidized areas, under the terms of the development program of region operated by the Superintendence for the Development of the Northeast (“SUDENE”), the following subsidiaries, in compliance with the current law have entitled to federal tax benefits providing for IRPJ reduction under:

Subsidiary	Units	Incentive - %	Expiration
Bahiana Distribuidora de Gás Ltda.	Mataripe base	75	2024
	Caucaia base	75	2025
	Juazeiro base	75	2026
	Aracaju base	75	2027
	Suape base	75	2027
Ultracargo Logística S.A.	Suape terminal (1)	75	2030
	Aratu terminal	75	2022
	Itaqui terminal (2)	75	2030

(1)	On August 18, 2021, SUDENE issued the report recognizing the renewal of the benefit, which was homologated by the SRF on October 5, 2021, with the respective benefit being retroactive to January 2021. The report recognizing the renewal of the benefit for fruition runs until December 31, 2030.

(2)	On December 22, 2021, SUDENE issued the report recognizing the benefit renewal to fruition until December 31, 2030. The request was submitted to Receita Federal and approved in January 2022, retroactive to January 1, 2021.

On December 31, 2021, the IRPJ reduction benefit, granted by the claims in force to the subsidiaries Oxiteno S.A., Oleoquímica and EMCA, were reclassified to assets held for sale, see note 3.c.

d. Income and social contribution taxes carryforwards

As of December 31, 2021, the Company and some subsidiaries had tax loss carryforwards related to income tax (IRPJ) and negative basis of CSLL, whose compensations are limited to 30% of taxable income in a given tax year, which do not expire.

56

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The balances which are constituted of deferred taxes related to income tax loss carryforwards and negative basis of social contribution base are as follows:

	12/31/2021	12/31/2020
Oil Trading	53,839	-
Ultrapar (i)	43,441	27,736
Abastece aí	41,065	7,362
Tequimar Vila do conde	9,861	489
Ultracargo	139	107
Oxiteno S.A. (ii)	-	205,604
Ipiranga	-	44,537
Iconic	-	5,691
Extrafarna (ii)	-	72,318
UVC Investimentos	-	18
	148,345	363,862

(i)	Considers the amount of R$ 8,510 of deferred taxes recognized on the tax loss of subsidiary Ultrapar International as of December 31, 2021 (R$ 7,659 as of December 31, 2020).

(ii)	As of December 31, 2021, the amounts of R$ 247,912 and R$ 72,318, referring to the balances constituted on deferred charges related to IRPJ tax losses and negative CSLL bases for the subsidiaries Oxiteno S.A. and Extrafarma, respectively, were reclassified to assets held for sale.

The balances which are not constituted of deferred taxes related to income tax loss carryforwards and negative basis of social contribution base are as follows:

	12/31/2021	12/31/2020
Extrafarma	312,521	294,400
Integra Frotas	11,769	7,802
Millennium	3,174	640
	327,464	302,842

e. Non-incidence of IRPJ/CSLL on the update by Selic of tax undue payments received from the Federal Government

The Company and its subsidiaries have lawsuits claiming the non-incidence of IRPJ and CSLL on monetary variation (SELIC) on tax credits. On September 27, 2021, the Federal Supreme Court judged that the incidence of IRPJ and CSLL on amounts related to monetary variation (SELIC) received by taxpayers in the repetition of tax undue payments is unconstitutional. The Company and its subsidiaries recognized R$ 106,667 related to this topic. On December 31, 2021, the amount of R$ 74,243 related to the subsidiaries Extrafarma, Oxiteno S.A., Oleoquímica and EMCA, was reclassified to assets held for sale.

57

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

11. Prepaid expenses

	Parent		Consolidated
	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Rents	-	-	54,327	30,400
Advertising and publicity	-	-	28,410	17,752
Deferred stock plan, net	1,828	2,970	4,399	9,900
Insurance premiums	3,351	971	26,917	58,675
Software maintenance	3,522	3,105	19,863	24,233
Employee benefits	595	526	8,362	8,924
IPVA and IPTU	-	-	1,553	2,632
Contribution - private pension fund (see Note 21.a)	-	-	19,831	36,068
Other prepaid expenses	-	-	5,730	14,045
	9,296	7,572	169,392	202,629
Current	7,548	3,684	98,024	132,122
Non-current	1,748	3,888	71,368	70,507

12. Contractual assets with customers – exclusive rights (Consolidated)

Refers to exclusive rights disbursements of Ipiranga’s agreements with reseller service stations and major consumers that are recognized at the time of their occurrence and recognized as a reductions of the revenue from sales and services in the statement of profit or loss according to the conditions established in the agreement, being reviewed as changes occur under the terms of the agreements. In December 31, 2021, the contracts amortization weighted average term was five years.

Balance and changes are shown below:

Balance as of December 31, 2019	1,465,989
Additions	549,085
Amortization	(289,436)
Transfer	(19,307)
Balance as of December 31, 2020	1,706,331
Additions	689,986
Amortization	(282,521)
Transfer	(34,570)
Balance as of December 31, 2021	2,079,226
Current	555,052
Non-current	1,524,174

58

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

13. Investments

The table below presents the amount reconciliation of share of profit (loss) of subsidiaries, joint ventures and associates:

		Parent		Consolidated
	Note	12/31/2021	12/31/2020	12/31/2021	12/31/2020
					Restated (i)
Subsidiaries	13.a	828,150	691,721	-	-
Joint ventures	13.b	822	(21,788)	(18,068)	(45,812)
Associates	13.c	-	-	434	1,781
		828,972	669,933	(17,634)	(44,031)

(i) See Note 3.c.3.

a. Subsidiaries and joint venture (Parent)

The table below presents the full amounts of statements of financial position and statements of profit or loss of subsidiaries and joint venture:

	12/31/2021
	Subsidiaries						Joint venture
	Ultracargo - Operações Logísticas e Participações Ltda.	Ipiranga Produtos de Petróleo S.A.	Ultrapar International S.A.	UVC	Centro de Conveniências Millennium Ltda. (**)	Eaí Clube Automobilista S.A.	Refinaria de Petróleo Riograndense S.A.
Number of shares or units held	11,839,764	224,467,228,244	49,995	150	16,990,008	160,000,000	5,078,888
Assets	1,477,660	22,477,725	7,807,523	36,518	14,180	154,263	452,681
Liabilities	2,771	14,958,089	7,821,722	27	4,852	75,367	438,981
Equity	1,474,889	7,519,636	(14,199)	36,491	9,328	78,896	13,700
Net revenue from sales and services	-	95,424,365	-	-	36,734	84,733	2,092,786
Net income (loss)	180,742	513,253	19,501	(3,433)	(3,850)	(62,088)	2,477
% of capital held	100	100	100	100	100	100	33

(**) Balances are valued using the equity method based on information as of November 30, 2021.

59

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	12/31/2020
	Subsidiaries							Joint venture
	Ultracargo - Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Ultrapar International S.A.	UVC	Centro de Conveniências Millennium Ltda.	Eaí Clube Automobilista S.A.	Refinaria de Petróleo Riograndense S.A.
Number of shares or units held	11,839,764	35,102,127	224,467,228,244	49,995	150	15,194,789	80,000,000	5,078,888
Assets	1,423,217	8,142,503	20,612,986	7,239,492	4,385	14,902	85,858	462,990
Liabilities	2,861	6,435,367	13,288,033	7,273,193	27	5,314	22,072	469,300
Equity	1,420,356	1,707,136 (*)	7,324,953 (*)	(33,701)	4,358	9,588	63,786	(6,310)
Net revenue from sales and services	‐	4,039,475	64,352,163	‐	-	10,034	17,223	1,455,668
Net income (loss)	157,404	228,146 (*)	617,218 (*)	(6,201)	(3,598)	(1,601)	(19,014)	(65,623)
% of capital held	100	100	100	100	100	100	100	33

(*) Adjusted for intercompany unrealized profits.

The percentages in the table above are rounded.

The financial information from business segments is detailed in Note 33.

60

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Balances and changes in subsidiaries and joint venture are as follows:

	Subsidiaries								Joint venture
	Ultracargo Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	UVC	Centro de Conveniências Millennium Ltda.	Eaí Clube Automobilista S.A.	Ultrapar International S.A.	Total	Refinaria de Petróleo Riograndense S.A.	Total
Balance as of December 31, 2019	1,261,997	1,803,209	7,020,747	‐	‐	‐	‐	10,085,953	18,792	10,104,745
Share of profit (loss) of subsidiaries and joint venture from continuing operations	157,404	(12)	783,550	(3,598)	(1,601)	(19,014)	(225,008)	691,721	(21,788)	669,933
Share of profit (loss) of subsidiaries and joint venture from discontinued operations (ii)	‐	228,158	(166,332)	‐	‐	‐	218,807	280,633	-	280,633
Dividends	‐	(141,138)	(305,130)	‐	‐	‐	‐	(446,268)	(165)	(446,433)
Tax charges on revaluation reserve	‐	‐	(12)	‐	‐	‐	‐	(12)	‐	(12)
Equity instrument granted	503	703	1,902	‐	‐	2,800	‐	5,908	‐	5,908
Valuation adjustment of subsidiaries (i)	487	(312,953)	(7,554)	‐	‐	‐	‐	(320,020)	1,065	(318,955)
Translation adjustments of foreign-based subsidiaries	‐	129,169	‐	‐	‐	‐	‐	129,169	‐	129,169
Capital increase in cash	‐	‐	‐	7,956	10,000	80,000	‐	97,956	‐	97,956
Loss due to the payments fixed dividends to preferred shares	(35)	‐	(1,029)	‐	‐	‐	‐	(1,064)	‐	(1,064)
Shareholder transaction – changes of investments	‐	‐	(1,189)	‐	1,189	‐	‐	-	‐	-
Transfer to provision for liabilities	‐	‐	‐	‐	‐	‐	6,201	6,201	2,096	8,297
Balance as of December 31, 2020	1,420,356	1,707,136	7,324,953	4,358	9,588	63,786	‐	10,530,177	‐	10,530,177
Share of profit (loss) of subsidiaries and joint venture from continuing operations	180,742	(14)	914,918	(3,433)	(3,850)	(62,088)	(198,125)	828,150	822	828,972
Share of profit (loss) of subsidiaries and joint venture from discontinued operations (ii)	-	249,303	(401,665)	-	-	-	217,626	65,264	-	65,264
Dividends	(127,969)	(215,114)	(349,893)	-	-	-	-	(692,976)	-	(692,976)
Equity instrument granted	1,507	1,281	3,643	-	-	(2,800)	-	3,631	-	3,631
Valuation adjustment of subsidiaries (i)	11	7,720	(375)	-	-	(2)	(2)	7,352	99	7,451
Translation adjustments of foreign-based subsidiaries	-	73,049	-	-	-	-	-	73,049	-	73,049
Actuarial gain of post-employment benefits, net	242	976	28,055	-	-	-	-	29,273	5,723	34,996
Capital increase in cash	-	-	-	35,566	3,590	80,000	-	119,156	-	119,156
Transfer to (from) provision for liabilities	-	-	-	-	-	-	(19,499)	(19,499)	(2,096)	(21,595)
Reclassification to assets held for sale (iii)	-	(1,824,337)	(857,392)	-	-	-	-	(2,681,729)	-	(2,681,729)
Balance as of December 31, 2021	1,474,889	-	6,662,244	36,491	9,328	78,896	-	8,261,848	4,548	8,266,396

61

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

(i)	Refers, substantially to the income on the hedging instruments of exchange rate related to firm commitment and highly probable transactions designated as cash flow hedges, see Note 34.h.2.
(ii)	Refers to the restatement and reclassification of share of profit (loss) of investees, in the parent company's results, for more details see note 3.c.2.1 and 3.c.3.1.
(iii)	For further details, see explanatory note 3.c.1.

	Provision to short-term liabilities
	Investments in subsidiaries	Joint venture
	Ultrapar International S.A.	Refinaria de Petróleo Riograndense S.A.	Total
Balance as of December 31, 2019	27,497	-	27,497
Transfer to provision for short-term liabilities	6,201	2,096	8,297
Balance as of December 31, 2020	33,698	2,096	35,794
Transfer to (from) provision for short-term liabilities	(19,499)	(2,096)	(21,595)
Balance as of December 31, 2021	14,199	-	14,199

62

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b. Joint ventures (Consolidated)

The Company holds an interest in Refinaria de Petróleo Riograndense S.A. (“RPR”), which is primarily engaged in oil refining.

The subsidiary Ultracargo Logística holds an interest in União Vopak – Armazéns Gerais Ltda. (“União Vopak”), which is primarily engaged in liquid bulk storage in the port of Paranaguá.

The subsidiary IPP held an interest in ConectCar, which is primarily engaged in automatic payment of tolls and parking in the States of Bahia, Ceará, Espírito Santo, Goiás, Mato Grosso, Mato Grosso do Sul, Minas Gerais, Paraná, Pernambuco, Rio de Janeiro, Rio Grande do Sul, Santa Catarina, São Paulo and Distrito Federal. On June 25, 2021, the sale of ConectCar, completed on October 1, 2021. For further details see item 13.b.1.

The subsidiary IPP participates in the port concession BEL02A at the port of Miramar, in Belém (PA), through Latitude Logística Portuária S.A. (“Latitude”); for the port of Vitória (ES), participates through Navegantes Logística Portuária S.A. (“Navegantes”); in Cabedelo (PB), has participation in the Nordeste Logística I S.A. ("Nordeste Logística I"), Nordeste Logística II S.A. ("Nordeste Logística II") and Nordeste Logística III S.A. ("Nordeste Logística III”) (see Note 35.c).

These investments of joint ventures are accounted for under the equity method of accounting based on their financial statements as of December 31, 2021.

63

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Balances and changes in joint ventures are as follows:

	União Vopak	RPR	ConectCar	Latitude Logística	Navegantes Logística	Nordeste Logística I	Nordeste Logística II	Nordeste Logística III	Total
Balance as of December 31, 2019	7,342	18,792	82,818	10,351	23,581	1,930	4,183	4,079	153,076
Capital increase	‐	‐	20,000	‐	‐	303	3,894	5,006	29,203
Capital decrease (i)	‐	‐	‐	‐	(363)	‐	‐	‐	(363)
Valuation adjustments	‐	1,065	‐	‐	‐	‐	‐	‐	1,065
Proposed dividends	‐	(165)	‐	‐	‐	‐	‐	‐	(165)
Share of profit (loss) of joint ventures	392	(21,788)	(21,638)	‐	(1,594)	(1,409)	(401)	626	(45,812)
Transfer to provision for liabilities	‐	2,096	‐	‐	‐	‐	‐	‐	2,096
Balance as of December 31, 2020	7,734	‐	81,180	10,351	21,624	824	7,676	9,711	139,100
Capital increase	-	-	15,000	5,001	3,697	-	6,399	600	30,697
Capital decrease (i)	-	-	-	(5,001)	-	-	-	-	(5,001)
Valuation adjustments	-	99	-	-	-	-	-	-	99
Actuarial gain of post-employment benefits	-	5,723	-	-	-	-	-	-	5,723
Shareholder transaction – changes of investments	-	-	-	(966)	-	-	-	-	(966)
Share of profit (loss) of joint ventures	602	822	(18,081)	593	(3,032)	1,592	(819)	255	(18,068)
Write-off of investment	-	-	(78,099)	-	-	-	-	-	(78,099)
Transfer from provision for liabilities	-	(2,096)	-	-	-	-	-	-	(2,096)
Balance as of December 31, 2021	8,336	4,548	-	9,978	22,289	2,416	13,256	10,566	71,389

(i) Refers to reimbursement of expenses that preceded the port area auctions and that were apportioned among the other members of the consortium.

Provision to (from) short-term liabilities
RPR
Balance as of December 31, 2019	‐
Transfer to provision for liabilities	2,096
Balance as of December 31, 2020	2,096
Transfer from provision for liabilities	(2,096)
Balance as of December 31, 2021	-

64

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The table below presents the statements of financial position and statements of profit or loss of joint ventures:

	12/31/2021
	União Vopak	RPR	ConectCar (i)	Latitude Logística	Navegantes Logística	Nordeste Logística I	Nordeste Logística II	Nordeste Logística III
Current assets	10,068	273,029	171,894	18,798	5,393	52,022	36,958	17,458
Non-current assets	9,696	179,652	177,217	50,215	167,170	18,346	17,279	49,439
Current liabilities	2,824	354,001	174,030	9,151	256	46,615	1,418	13,960
Non-current liabilities	268	84,980	18,883	39,906	105,440	16,504	13,052	21,239
Equity	16,672	13,700	156,198	19,956	66,867	7,249	39,767	31,698
Net revenue from sales and services	17,660	2,092,786	60,436	5,895	-	11,625	2,016	7,561
Costs, operating expenses and income	(16,144)	(2,105,544)	(97,095)	(2,591)	(1,579)	(3,260)	(3,980)	(5,030)
Net finance income and income and social contribution taxes	(312)	15,235	497	(2,118)	(7,517)	(3,589)	(494)	(1,765)
Net income (loss)	1,204	2,477	(36,162)	1,186	(9,096)	4,776	(2,458)	766
Number of shares or units held	29,995	5,078,888	263,768,000	4,383,881	22,298,195	681,637	3,933,265	4,871,241
% of capital held	50	33	50	50	33	33	33	33

The percentages in the table above are rounded.

(i)	The balances presented refer to September 30, 2021, due to the completion of the sale of ConectCar on October 1, 2021, for further details see note 13.b.1.

65

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	12/31/2020
	União Vopak	RPR	ConectCar	Navegantes Logística (*)	Nordeste Logística I (*)	Nordeste Logística II (*)	Nordeste Logística III (*)
Current assets	8,510	291,720	161,371	24,691	972	18,531	21,513
Non-current assets	9,796	171,270	169,843	166,389	6,021	18,005	30,503
Current liabilities	2,698	363,388	168,854	8	4	5	6
Non-current liabilities	140	105,912	‐	126,201	4,516	13,504	22,877
Equity	15,468	(6,310)	162,360	64,871	2,473	23,027	29,133
Net revenue from sales and services	15,666	1,455,668	91,096	‐	‐	‐	‐
Costs, operating expenses and income	(14,408)	(1,531,652)	(134,961)	(3,480)	(4,225)	(1,203)	1,878
Net finance income and income and social contribution taxes	(474)	10,361	589	(1,301)	‐	‐	‐
Net income (loss)	784	(65,623)	(43,276)	(4,781)	(4,226)	(1,203)	1,878
Number of shares or units held	29,995	5,078,888	248,768,000	22,298,195	681,637	3,933,265	4,871,241
% of capital held	50	33	50	33	33	33	33

(*) Accumulated income for the period as of incorporation.

The percentages in the table above are rounded.

b.1 ConectCar share purchase and sale agreement

The Company concluded the process of selling its interest in ConectCar started on June 25, 2021. On September 30, 2021, ConectCar was controlled by IPP and by Redecard S.A., belonging to Itaú Unibanco Holding S.A., both with equal interests of 50%.

On October 1, 2021, the Company announced the conclusion of the sale of its interest in ConectCar through its subsidiary IPP to Porto Seguro S.A., through its subsidiary Portoseg SA – Credit, Financing and Investment. The sale value of the 50% interest in the subsidiary IPP was R$ 165 million, and, after adjustments resulting from changes in working capital and net debt position, totaled R$ 158 million.

66

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

c. Associates (Consolidated)

Subsidiary IPP holds an interest in Transportadora Sulbrasileira de Gás S.A. (“TSB”), which is primarily engaged in natural gas transportation services.

Subsidiary Oxiteno S.A. holds an interest in Oxicap Indústria de Gases Ltda. (“Oxicap”), which is primarily engaged in the supply of nitrogen and oxygen for its shareholders in the Mauá petrochemical complex. Due to the sale of the subsidiary, the balances were reclassified to assets of subsidiaries held for sale at December 31, 2021, for further details see note 3.

The subsidiary Oxiteno S.A. holds an interest in Química da Bahia Indústria e Comércio S.A. (“Química da Bahia”), which is primarily engaged in manufacturing, marketing, and processing of chemicals. The operations of Química da Bahia are currently suspended. This interest is not part of the Oxiteno sale transaction.

Subsidiary Cia. Ultragaz holds an interest in Metalúrgica Plus S.A. (“Metalplus”), which is primarily engaged in the manufacture and trading of LPG containers. The operations of this associate are currently suspended.

Subsidiary Cia. Ultragaz holds an interest in Plenogás Distribuidora de Gás S.A. (“Plenogás”), which is primarily engaged in the marketing of LPG. The operations of this associate are currently suspended.

These investments are accounted for under the equity method of accounting based on the financial statements as of December 31, 2021.

67

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Balances and changes in associates are as follows:

	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.	Total
Balance as of December 31, 2019	5,661	15,934	3,554	138	463	25,750
Dividends	(2,357)	-	-	-	-	(2,357)
Share of profit (loss) of associates	1,846	-	(12)	(91)	38	1,781
Share of profit (loss) of associates - discontinued operations	-	414	-	-	-	414
Balance as of December 31, 2020	5,150	16,348	3,542	47	501	25,588
Capital decrease	(1,500)	-	-	-	-	(1,500)
Dividends	(998)	-	-	-	-	(998)
Share of profit (loss) of associates	552	-	(14)	(100)	(4)	434
Share of profit (loss) of associates - discontinued operations	-	48	-	-	-	48
Reclassification to assets held for sale	-	(16,396)	-	-	-	(16,396)
Balance as of December 31, 2021	3,204	-	3,528	(53)	497	7,176

68

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The table below presents the statements of financial position and statements of profit or loss of associates:

	12/31/2021
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Current assets	7,685	90,156	14	47	568
Non-current assets	11,611	70,496	10,151	126	1,804
Current liabilities	5,875	44,408	-	28	158
Non-current liabilities	601	7,562	3,109	303	724
Equity	12,820	108,682	7,056	(158)	1,490
Net revenue from sales and services	15,126	69,611	-	-	-
Costs, operating expenses and income	(12,691)	(68,390)	(28)	(239)	18
Net finance income and income and social contribution taxes	(226)	(904)	-	(61)	(31)
Net income (loss)	2,209	317	(28)	(300)	(13)

Number of shares or units held	20,124,996	1,987	1,493,120	3,000	1,384,308
% of capital held	25	15	50	33	33

	12/31/2020
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Current assets	10,570	65,136	47	58	352
Non-current assets	12,822	77,339	10,146	414	2,196
Current liabilities	2,189	26,116	‐	28	154
Non-current liabilities	602	7,994	3,109	302	890
Equity	20,601	108,365	7,084	142	1,504
Net revenue from sales and services	14,295	58,677	‐	‐	‐
Costs, operating expenses and income	(6,475)	(54,163)	(24)	(212)	396
Net finance income and income and social contribution taxes	(437)	(1,770)	‐	(60)	(39)
Net income (loss)	7,383	2,744	(24)	(272)	357

Number of shares or units held	20,124,996	1,987	1,493,120	3,000	1,384,308
% of capital held	25	15	50	33	33

The percentages in the table above are rounded.

69

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)
14. Right-of-use assets and leases payable

The Company and some subsidiaries have real estate leases, substantially related to: (i) Ipiranga: fuel stations and distribution centers; (ii) Ultragaz: points of sale and bottling bases; (iii) Ultracargo: port areas and (iv) Company: offices. The Company and some subsidiaries also have lease agreements relating to vehicles.

a. Right-of-use assets

                   Parent

	Weighted average useful life (years)	Balance on 12/31/2020	Additions and remeasurement	Write-offs	Amortization	Balance on 12/31/2021
Cost:
Real estate	7	41,923	5,978	-	-	47,901
Vehicles	3	2,591	522	(253)	-	2,860
		44,514	6,500	(253)	-	50,761
Accumulated amortization:
Real estate		(8,963)	-	-	(5,151)	(14,114)
Vehicles		(489)	-	88	(942)	(1,343)
		(9,452)	-	88	(6,093)	(15,457)
Net amount		35,062	6,500	(165)	(6,093)	35,304

70

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Weighted average useful life (years)	Balance on 12/31/2019	Additions and remeasurement	Write-offs	Assignment of contract (i)	Amortization	Balance on 12/31/2020
Cost:
Real estate	7	5,799	1,123	-	35,001	-	41,923
Vehicles	3	-	2,762	(171)	-	-	2,591
		5,799	3,885	(171)	35,001	-	44,514
Accumulated amortization:
Real estate		-	-	‐	(4,762)	(4,201)	(8,963)
Vehicles		-	-	-	-	(489)	(489)
		-	-	-	(4,762)	(4,690)	(9,452)
Net amount		5,799	3,885	(171)	30,239	(4,690)	35,062

(i) Assignment of contract of the Company Ultragaz to Ultrapar due implantation of Shared Service Center (“SSC”).

71

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

                   Consolidated

	Weighted average useful life (years)	Balance on 12/31/2020	Additions and remeasurement	Write-offs	Transfer (i)	Effect of foreign currency exchange rate variation	Amortization	Reclassification to assets held for sale (ii)	Balance on 12/31/2021
Cost:
Real estate (iii)	10	2,254,432	257,787	(150,718)	-	1,295	-	(569,323)	1,793,473
Port area	20	268,534	31,096 (*)	-	-	-	-	-	299,630
Vehicles	4	139,843	26,589	(9,315)	-	103	-	(11,047)	146,173
Equipment	6	44,936	19,887	(6,171)	-	1,920	-	(43,832)	16,740
Others	20	27,846	-	-	-	-	-	-	27,846
		2,735,591	335,359	(166,204)	-	3,318	-	(624,202)	2,283,862
Accumulated amortization:
Real estate		(481,975)	-	76,954	-	(530)	(283,882)	199,963	(489,470)
Port area		(3,962)	-	-	(11,935)	-	(7,629)	-	(23,526)
Vehicles		(63,091)	-	7,032	-	(54)	(48,146)	5,392	(98,867)
Equipment		(19,619)	-	6,483	-	(897)	(17,637)	29,836	(1,834)
Others		(16,658)	-	-	-	-	(2,212)	-	(18,870)
		(585,305)	-	90,469	(11,935)	(1,481)	(359,506)	235,191	(632,567)
Impairment
Real estate		-	(38,957)	-	-	-	-	38,957	-
		-	(38,957)	-	-	-	-	38,957	-
Net amount		2,150,286	296,402	(75,735)	(11,935)	1,837	(359,506)	(350,054)	1,651,295

(i)	Refers to the amortization of right-of-use assets in the subsidiary Tequimar Vila do Conde Logística Portuária S.A. (“Tequimar Vila do Conde”), which is being capitalized as Construction in progress, starting its operation in December 2021.
(ii)	For further information, see Note 3.c.1.
(iii)	Includes lease contracts as presented in Note 9.a.

(*) Includes balances of R$ 14,905 referring to initial direct costs of right-of-use assets.

72

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Weighted average useful life (years)	Balance on 12/31/2019	Additions and remeasurement	Write-offs	Effect of foreign currency exchange rate variation	Amortization	Balance on 12/31/2020
Cost:
Real estate	10	2,068,254	259,244	(78,529)	5,463	-	2,254,432
Port area	20	68,007	200,527	‐	‐	-	268,534
Vehicles	4	91,868	55,616	(7,893)	252	-	139,843
Equipment	6	31,822	7,833	(572)	5,853	-	44,936
Others	20	27,846	‐	‐	‐	-	27,846
		2,287,797	523,220	(86,994)	11,568	-	2,735,591
Accumulated amortization:
Real estate		(256,430)	-	46,282	(697)	(271,130)	(481,975)
Port area		‐	-	‐	‐	(3,962)	(3,962)
Vehicles		(27,492)	-	5,509	232	(41,340)	(63,091)
Equipment		(7,600)	-	572	(1,996)	(10,595)	(19,619)
Others		(15,363)	-	‐	‐	(1,295)	(16,658)
		(306,885)	-	52,363	(2,461)	(328,322)	(585,305)
Net amount		1,980,912	523,220	(34,631)	9,107	(328,322)	2,150,286

73

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b. Leases payable

The changes in leases payable are shown below:

	Parent	Consolidated
Balance as of December 31, 2019	5,999	1,588,673
Interest accrued	2,865	144,655
Payments	(6,256)	(360,787)
Additions and remeasurement	3,885	484,121
Write-offs	(171)	(35,381)
Effect of foreign currency exchange rate variation	‐	12,007
Assignment of contract (i)	31,612	‐
Balance as of December 31, 2020	37,934	1,833,288
Interest accrued	3,220	147,494
Payments (ii)	(8,462)	(440,574)
Additions and remeasurement	6,500	288,711
Write-offs	(170)	(83,157)
Effect of foreign currency exchange rate variation	-	16,264
Reclassification to liabilities held for sale (iii)	-	(413,715)
Balance as of December 31, 2021	39,022	1,348,311

Current	6,129	188,832
Non-current	32,893	1,159,479

(i)	Assignment of contract of the Company Ultragaz to Ultrapar.
(ii)	Includes the amount of R$ 29,237 paid by subsidiary Tequimar Vila do Conde related to port concession grants.
(iii)	For further information. see Note 3.c.1.

The future disbursements (installments) assumed under leases contracts are presented below:

	12/31/2021
	Parent	Consolidated
Up to 1 year	9,130	304,007
From 1 to 2 years	8,813	264,224
From 2 to 3 years	8,096	241,323
From 3 to 4 years	7,890	218,157
From 4 to 5 years	7,768	152,671
More than 5 years	10,096	965,220
Total	51,793	2,145,602

The contracts related to the leases payable are substantially indexed by the IGP-M (General Market Price Index is a measure of Brazilian inflation, calculated by the Getúlio Vargas Foundation).

74

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b.1. Discount rates

The weighted average discount rates for the lease contracts of the Company are:

Contracts for maturity date and discount rate
Maturity date of the contracts	Discount rates (% p.a.)
Up to 5 years	6.92
From 6 to 10 years	7.12
From 11 to 15 years	7.35
More than 15 years	8.18

c. Lease contracts of low amount assets

Subsidiaries Cia. Ultragaz, Bahiana, IPP and Serma have operating lease contracts consider as being of low value, short term and variable payments for the use of factory and IT equipment’s, vehicles and real states. The subsidiaries have the option to purchase the assets referring to IT equipment at a price equal to the fair value on the date of option, and management does not intend to exercise such option. The future disbursements (payments), assumed as a result of these contracts amount approximately to:

	Up to 1 year	Between 1 and 5 years	Total
12/31/2021	124	994	1,118
12/31/2020	1,147	6,145	7,292

The amount of lease considered as of low value, short term and variable payments, recognized as an expense for the year ended as of December 31, 2021 was R$ 13,524 (R$ 17,749 for the year ended as of December 31, 2020).

75

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

d. Inflation effect

The effects of inflation for the year ended as of December 31, 2021, are as follows:

Right to use asset, net	Parent	Consolidated
Nominal base	35,304	1,651,295
Inflated base	42,311	1,995,478
	19.8%	20.8%

Lease liability	Parent	Consolidated
Nominal base	39,022	1,348,311
Inflated base	46,028	1,692,494
	18.0%	25.5%

Financial expense	Parent	Consolidated
Nominal base	3,220	110,879
Inflated base	4,132	144,164
	28.3%	30.0%

Amortization expense	Parent	Consolidated
Nominal base	6,093	260,716
Inflated base	7,119	294,221
	16.8%	12.9%

76

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

 15. Property, plant, and equipment

Balances and changes in PP&E are as follows:

                   Parent

	Weighted average useful life (years)	Balance on 12/31/2020	Additions	Depreciation	Balance on 12/31/2021
Cost:
Leasehold improvements	1	2,194	9,888	-	12,082
Machinery and equipment	2	82	42	-	124
Furniture and utensils	1	502	1,810	-	2,312
IT equipment	5	13,293	20	-	13,313
		16,071	11,760	-	27,831
Accumulated depreciation:
Leasehold improvements		(178)	-	(6,216)	(6,394)
Machinery and equipment		(6)	-	(34)	(40)
Furniture and utensils		(37)	-	(1,149)	(1,186)
IT equipment		(1,522)	-	(2,683)	(4,205)
		(1,743)	-	(10,082)	(11,825)
Net amount		14,328	11,760	(10,082)	16,006

77

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Weighted average useful life (years)	Balance on 12/31/2019	Additions	Depreciation	Transfer	Balance on 12/31/2020
Cost:
Leasehold improvements	9	-	142	-	2,052	2,194
Machinery and equipment	10	-	-	-	82	82
Furniture and utensils	10	-	104	-	398	502
Construction in progress		2,532	-	-	(2,532)	-
IT equipment	5	-	13,293	-	-	13,293
		2,532	13,539	-	-	16,071
Accumulated depreciation:
Leasehold improvements		-	-	(178)	-	(178)
Machinery and equipment		-	-	(6)	-	(6)
Furniture and utensils		-	-	(37)	-	(37)
IT equipment		-	-	(1,522)	-	(1,522)
		-	-	(1,743)	-	(1,743)
Net amount		2,532	13,539	(1,743)	-	14,328

78

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

                 Consolidated

	Weighted average useful life (years)	Balance on 12/31/2020	Additions	Depreciation	Transfer (i) (ii)	Write-offs and disposals	Effect of foreign currency exchange rate variation	Reclassification to assets held for sale (iii)	Balance on 12/31/2021
Cost:
Land		687,108	2,424	-	-	(17,503)	3,416	(65,151)	610,294
Buildings	33	2,154,710	47,920	-	119,748	(34,925)	26,997	(827,729)	1,486,721
Leasehold improvements	10	1,222,822	21,944	-	136,206	(31,587)	30	(293,236)	1,056,179
Machinery and equipment	12	6,498,362	161,071	-	558,197	(13,811)	93,412	(4,272,654)	3,024,577
Automotive fuel/lubricant distribution equipment and facilities	13	3,169,320	88,112	-	33,794	(45,640)	-	-	3,245,586
LPG tanks and bottles	9	776,479	91,842	-	1,567	(28,957)	-	-	840,931
Vehicles	8	310,836	19,054	-	11,634	(25,949)	82	(27,418)	288,239
Furniture and utensils	8	316,712	33,644	-	2,277	(14,614)	1,296	(171,223)	168,092
IT equipment	5	444,844	28,350	-	901	(11,998)	705	(132,427)	330,375
Construction in progress (ii)		580,695	797,674	-	(829,245)	(301)	3,290	(99,865)	452,248
Advances to suppliers		34,642	21,985	-	(18,894)	-	-	(23,452)	14,281
Imports in progress		866	4,312	-	(4,631)	-	38	(404)	181
		16,197,396	1,318,332	-	11,554	(225,285)	129,266	(5,913,559)	11,517,704

79

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Balance on 12/31/2020	Additions	Depreciation	Transfer (i) (ii)	Write-offs and disposals	Effect of foreign currency exchange rate variation	Reclassification to assets held for sale (iii)	Balance on 12/31/2021
Accumulated depreciation:
Buildings	(851,397)	-	(68,388)	(94)	23,031	(6,872)	317,874	(585,846)
Leasehold improvements	(689,161)	-	(81,976)	81	27,519	(37)	170,021	(573,553)
Machinery and equipment	(3,598,304)	-	(356,637)	-	11,717	(21,651)	2,206,474	(1,758,401)
Automotive fuel/lubricant distribution equipment and facilities	(1,906,953)	-	(178,110)	(311)	34,841	-	-	(2,050,533)
LPG tanks and bottles	(454,651)	-	(62,558)	-	18,899	-	-	(498,310)
Vehicles	(143,854)	-	(22,927)	195	15,480	(20)	17,977	(133,149)
Furniture and utensils	(191,713)	-	(23,594)	24	14,443	(817)	89,369	(112,288)
IT equipment	(352,256)	-	(35,614)	317	11,489	(435)	106,965	(269,534)
	(8,188,289)	-	(829,804)	212	157,419	(29,832)	2,908,680	(5,981,614)
Provision for losses:
Land	(146)	-	-	-	-	-	-	(146)
Leasehold improvements	(61)	(43,666)	-	-	-	(3)	43,712	(18)
Machinery and equipment	(2,857)	(839)	-	-	6	(45)	2,446	(1,289)
Automotive fuel/lubricant distribution equipment and facilities	(73)	-	-	-	27	-	-	(46)
Vehicles	-	(160)	-	-	-	-	160	-
Furniture and utensils	-	(14,887)	-	-	-	-	14,887	-
IT equipment	-	(1,660)	-	-	-	-	1,660	-
Advances to suppliers	(110)	-	-	-	-	-	110	-
	(3,247)	(61,212)	-	-	33	(48)	62,975	(1,499)
Net amount	8,005,860	1,257,120	(829,804)	11,766	(67,833)	99,386	(2,941,904)	5,534,591

(i)	Refers to R$ 169 transferred to intangible assets.
(ii)	Includes R$ 11,935 transferred from right-of-use assets.
(iii)	For further information, see Note 3.c.1.

80

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Weighted average useful life (years)	Balance on 12/31/2019	Additions	Depreciation	Transfer (i)	Write-offs and disposals	Effect of foreign currency exchange rate variation	Balance on 12/31/2020
Cost:
Land		667,865	21,300	-	2,113	(14,427)	10,257	687,108
Buildings	32	1,925,946	25,572	-	148,527	(27,210)	81,875	2,154,710
Leasehold improvements	9	1,121,528	28,374	-	89,559	(16,954)	315	1,222,822
Machinery and equipment	13	5,707,721	144,089	-	378,883	(5,554)	273,223	6,498,362
Automotive fuel/lubricant distribution equipment and facilities	13	2,991,472	90,279	-	133,963	(46,394)	-	3,169,320
LPG tanks and bottles	10	755,460	65,230	-	289	(44,500)	-	776,479
Vehicles	8	320,161	22,495	-	8,363	(40,517)	334	310,836
Furniture and utensils	9	295,604	13,985	-	6,775	(3,694)	4,042	316,712
Construction in progress		827,086	506,367	-	(765,785)	(1,167)	14,194	580,695
Advances to suppliers		12,544	28,339	-	(6,185)	(56)	-	34,642
Imports in progress		250	1,437	-	(822)	-	1	866
IT equipment	5	412,809	32,134	-	539	(2,827)	2,189	444,844
		15,038,446	979,601	-	(3,781)	(203,300)	386,430	16,197,396

81

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Balance on 12/31/2019	Additions	Depreciation	Transfer (i)	Write-offs and disposals	Effect of foreign currency exchange rate variation	Balance on 12/31/2020
Accumulated depreciation:
Buildings	(793,835)	-	(65,318)	2,376	20,021	(14,641)	(851,397)
Leasehold improvements	(614,379)	-	(80,995)	49	6,252	(88)	(689,161)
Machinery and equipment	(3,231,627)	-	(317,694)	59	4,091	(53,133)	(3,598,304)
Automotive fuel/lubricant distribution equipment and facilities	(1,766,878)	-	(176,404)	(6)	36,335	-	(1,906,953)
LPG tanks and bottles	(425,554)	-	(56,267)	(30)	27,200	-	(454,651)
Vehicles	(139,045)	-	(24,585)	48	19,997	(269)	(143,854)
Furniture and utensils	(171,475)	-	(21,060)	7	2,988	(2,173)	(191,713)
IT equipment	(318,063)	-	(35,080)	122	2,676	(1,911)	(352,256)
	(7,460,856)	-	(777,403)	2,625	119,560	(72,215)	(8,188,289)
Provision for losses:
Advances to suppliers	(110)	-	-	-	-	-	(110)
Land	(146)	-	-	-	-	-	(146)
Leasehold improvements	(1,599)	910	-	-	639	(11)	(61)
Machinery and equipment	(2,875)	-	-	-	156	(138)	(2,857)
Automotive fuel/lubricant distribution equipment and facilities	(98)	-	-	-	25	-	(73)
	(4,828)	910	-	-	820	(149)	(3,247)
Net amount	7,572,762	980,511	(777,403)	(1,156)	(82,920)	314,066	8,005,860

(i) Refers to amounts transferred between items and to intangible assets.

Construction in progress relates substantially to expansions, renovations, constructions and upgrade of industrial facilities, terminals, stores, service stations and distribution bases.

Advances to suppliers is related, basically, to manufacturing of assets for expansion of plants, terminals, stores, service stations and bases and acquisition of real estate.

82

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

16. Intangible assets

Balances and changes in intangible assets are as follows:

                   Parent

	Weighted average useful life (years)	Balance on 12/31/2020	Additions	Amortization	Balance on 12/31/2021
Cost:
Goodwill (a)		246,163	-	-	246,163
Software (b)	5	9,111	197	-	9,308
		255,274	197	-	255,471
Accumulated amortization:
Software		(1,032)	-	(1,854)	(2,886)
		(1,032)	-	(1,854)	(2,886)
Net amount		254,242	197	(1,854)	252,585

83

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Weighted average useful life (years)	Balance on 12/31/2019	Additions	Amortization	Balance on 12/31/2020
Cost:
Goodwill (a)		246,163	-	-	246,163
Software (b)	5	-	9,111	-	9,111
		246,163	9,111	-	255,274
Accumulated amortization:
Software		-	-	(1,032)	(1,032)
		-	-	(1,032)	(1,032)
Net amount		246,163	9,111	(1,032)	254,242

84

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

                   Consolidated

	Weighted average useful life (years)	Balance on 12/31/2020	Additions	Amortization	Transfer (i)	Write-offs and disposals	Effect of foreign currency exchange rate variation	Reclassification to assets held for sale (ii)	Balance on 12/31/2021
Cost:
Goodwill (a)		1,525,088	-	-	-	-	-	(706,992)	818,096
Software (b)	4	1,395,046	284,311	-	372	(19,826)	1,808	(514,731)	1,146,980
Technology (c)		32,617	-	-	-	-	-	(32,617)	-
Distribution rights	12	133,599	-	-	-	-	-	(19,006)	114,593
Brands (d)		136,962	-	-	-	-	4,759	(72,523)	69,198
Trademark rights (d)	39	114,792	-	-	-	-	-	-	114,792
Others (e)	10	50,698	1,678	-	-	-	(76)	(51,879)	421
Decarbonization credits (f)		-	176,837	-	-	(176,837)	-	-	-
		3,388,802	462,826	-	372	(196,663)	6,491	(1,397,748)	2,264,080
Accumulated amortization:
Software		(825,024)	-	(206,025)	(203)	19,329	(1,566)	334,087	(679,402)
Technology		(32,617)	-	-	-	-	-	32,617	-
Distribution rights		(113,326)	-	(3,093)	-	-	-	15,392	(101,027)
Trademark rights		(9,056)	-	(2,937)	-	-	-	-	(11,993)
Others		(32,844)	-	(167)	-	-	(2)	32,611	(402)
		(1,012,867)	-	(212,222)	(203)	19,329	(1,568)	414,707	(792,824)
Provision for losses and impairment:
Goodwill (a)		(593,280)	(68,273)	-	-	-	-	661,553	-
Distribution rights		-	(76,218)	-	-	-	-	76,218	-
		(593,280)	(144,491)	-	-	-	-	737,771	-
Net amount		1,782,655	318,335	(212,222)	169	(177,334)	4,923	(245,270)	1,471,256

(i)	Refers to amounts transferred from PP&E.
(ii)	For further information, see Note 3.c.1.

85

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Weighted average useful life (years)	Balance on 12/31/2019	Additions	Amortization	Transfer (i)	Write-offs and disposals	Effect of foreign currency exchange rate variation	Balance on 12/31/2020
Cost:
Goodwill (a)		1,525,088	-	-	-	-	-	1,525,088
Software (b)	4	1,210,529	184,027	-	993	(6,633)	6,130	1,395,046
Technology (c)		32,617	-	-	-	-	-	32,617
Commercial property rights		7,934	-	-	-	(7,934)	-	-
Distribution rights	10	133,599	-	-	-	-	-	133,599
Brands (d)		122,504	-	-	-	-	14,458	136,962
Trademark rights (d)	39	114,792	-	-	-	-	-	114,792
Others (e)	10	44,900	1,040	-	-	-	4,758	50,698
Decarbonization credits (f)		-	125,345	-	(1,058)	(124,287)	-	-
		3,191,963	310,412	-	(65)	(138,854)	25,346	3,388,802
Accumulated amortization:
Software		(648,861)	-	(175,144)	-	3,375	(4,394)	(825,024)
Technology		(32,616)	-	-	-	-	-	(32,616)
Commercial property rights		(6,384)	-	(85)	-	6,469	-	-
Distribution rights		(108,932)	-	(4,394)	-	-	-	(113,326)
Trademark rights		(6,119)	-	(2,937)	-	-	-	(9,056)
Others		(32,713)	-	(121)	-	-	(11)	(32,845)
		(835,625)	-	(182,681)	-	9,844	(4,405)	(1,012,867)
Provision for losses and impairment:
Goodwill (a)		(593,280)	-	-	-	-	-	(593,280)
Commercial property rights		(465)	-	-	-	465	-	-
		(593,745)	-	-	-	465	-	(593,280)
Net amount		1,762,593	310,412	(182,681)	(65)	(128,545)	20,941	1,782,655

(i) Refers to amounts transferred to property, plant and equipment and prepaid expenses.

86

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

a. Goodwill

The balance of the goodwill is tested annually for impairment and is represented by the following acquisitions:

	Segment	12/31/2021	12/31/2020
Goodwill on the acquisition of:
Extrafarma	Extrafarma	661,553	661,553
Extrafarma – impairment (i)	Extrafarma	(661,553)	(593,280)
Extrafarma – net	Extrafarma	-	68,273
Ipiranga (ii)	Ipiranga	276,724	276,724
União Terminais	Ultracargo	211,089	211,089
Texaco	Ipiranga	177,759	177,759
Iconic (CBLSA)	Ipiranga	69,807	69,807
Oxiteno Uruguay (iii)	Oxiteno	-	44,856
Temmar	Ultracargo	43,781	43,781
DNP	Ipiranga	24,736	24,736
Repsol	Ultragaz	13,403	13,403
TEAS	Ultracargo	797	797
Others (iii)	Oxiteno	-	583
		818,096	931,808

(i)	For further information, see Note 3.a.
(ii)	Including R$ 246,163 presented as goodwill at parent Company Ultrapar.
(iii)	For further information about reclassification, see Note 3.c.1.

On December 31, 2021, the Company tested the balances of goodwill shown in the table above for impairment. The determination of value in use involves assumptions, judgments, and estimates of cash flows, such as growth rates of revenues, costs and expenses, estimates of investments and working capital, and discount rates. The assumptions about growth projections and future cash flows are based on the Company’s business plan of its operating segments, as well as comparable market data, and represent management’s best estimate of the economic conditions that will exist over the economic life of the various CGUs, to which goodwill is related. The main key-assumptions used by the Company to calculate the value in use are described below:

Period of evaluation: the evaluation of the value in use is calculated for a period of five years (except the Extrafarma segment), after which the Company calculated the perpetuity, considering the possibility of carrying the business on indefinitely. For the Extrafarma segment, a period of ten years was used due to a four-year period to maturity of new stores were considered.

Discount and real growth rates: on December 31, 2021, the discount and real growth rates used to extrapolate the projections ranged from 9.4% to 10.5% and from 0% to 1% p.a., respectively, depending on the CGU analyzed.

Revenue from sales and services, costs and expenses, and gross margin considers the budget prepared for 2022 and the long-term strategic plan prepared by management and approved by the Board of Directors.

87

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b. Software

Includes user licenses and costs for the implementation of the various systems used by the Company and its subsidiaries: integrated management and control, financial management, foreign trade, industrial automation, operational and storage management, accounting information, and other systems. Also include expenses related to software in progress in the amount of R$ 27,672 on December 31, 2021 (R$ 13,684 on December 31, 2020 - restated).

c. Technology

The subsidiaries Oxiteno S.A. and Oleoquímica recognize as technology certain rights of use held by them. Such licenses include the production of ethylene oxide, ethylene glycols, ethanolamines, glycol ethers, ethoxylates, solvents, fatty acids from vegetable oils, fatty alcohols, and specialty chemicals, which are products that are supplied to various industries. The balance in question was reclassified to assets of subsidiaries held for sale. For further details, see Note 3.b.

d. Brands and trademark rights

Brands are represented by the acquisition cost of the ‘am/pm’ brand in Brazil, acquired in the business combination, and Chevron and Texaco trademark rights.

e. Other intangibles

Refers mainly to the loyalty program “Clube Extrafarma” reclassified to assets of subsidiaries held for sale. For further details, see Note 3.a.

f. Decarbonization credits

Represent the CBIOS acquired and recorded at acquisition cost. The amount in the “write-offs” column refers to CBIOS retired in the year, that can not be the object of future negotiation.

88

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

17. Loans, financing, debentures and hedge derivative financial instruments

a. Composition

  Parent

Description	12/31/2021	12/31/2020	Index/ Currency	Weighted average financial charges 12/31/2021 – % p.a.	Maturity
Brazilian Reais:
Debentures – 6th issuance (f.5)	1,764,199	1,734,113	DI	105.3	2023
Notes – Ultrapar (g.1)	-	1,038,499	R$ + DI	-	2021
Total	1,764,199	2,772,612
Current	39,333	1,048,495
Non-current	1,724,866	1,724,117

89

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

  Consolidated

Description	12/31/2021	12/31/2020	Index/ Currency	Weighted average financial charges 12/31/2021 – % p.a.	Maturity
Foreign currency:
Notes in the foreign market (b) (*)	7,821,441	7,267,687	US$	5.3	2026 to 2029
Foreign loan (c.1) (*)	735,438	1,047,644	US$	4.0	2023
Foreign loan (c.1) (*)	275,936	261,284	US$ + LIBOR (1)	1.0	2022
Financial institutions (d)	-	154,783	US$	-	2022
Financial institutions (d)	-	39,350	MX$ (2)	-	2021
Financial institutions (d)	-	312,200	US$ + LIBOR (1)	-	2021
Advances on foreign exchange contracts	-	105,579	US$	-	2021
Total foreign currency	8,832,815	9,188,527

Brazilian Reais:
Debentures – CRA (f.2, f.4 and f.6)	2,063,788	2,037,602	DI	95.8	2022 to 2023
Debentures – 6ª issuance (f.5)	1,764,199	1,734,113	DI	105.3	2023
Debentures – CRA (f.2, f.4, f.6 and f.10) (*)	1,940,237	1,000,824	IPCA	4.7	2024 to 2028
Debentures – Ipiranga (f.1 and f.3)	771,538	1,679,036	DI	105.0	2022
Debentures – Ultracargo Logística and Tequimar Vila do Conde (f.8 and f.9) (*)	466,061	-	IPCA	4.1	2028
Banco do Brasil (e)	204,813	407,420	DI	110.9	2022
Debentures – Ultracargo Logística (f.7) (*)	80,946	92,541	R$	6.5	2024
Bank Credit Bill	51,179	50,692	R$ + DI	2.0	2022
Financial institutions (d)	4,564	-	R$	-	2022
FINEP	326	29,803	TJLP (3)	(1.5)	2022
Notes - Ultrapar (g.1)	-	1,038,499	R$ + DI	-	2021
Total in Brazilian Reais	7,347,651	8,070,530
Total foreign currency and Brazilian Reais	16,180,466	17,259,057
Currency and interest rate hedging instruments (**)	197,177	117,159
Total	16,377,643	17,376,216
Current	2,866,051	3,255,944
Non-current	13,511,592	14,120,272

(*)	These transactions were designated for hedge accounting (see Note 34.h).
(**)	Accumulated losses (see Note 34.i).

(1)	LIBOR = London Interbank Offered Rate.

(2)	MX$ = Mexican Peso.

(3)	TJLP (Long-term Interest Rate) = set by the National Monetary Council, TJLP is the basic financing cost of Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”), the Brazilian Development Bank. On December 31, 2021, TJLP was fixed at 5.32 % p.a.

90

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The changes in loans, financing, debentures and hedge derivative financial instruments are shown below:

	Parent	Consolidated
Balance as of December 31, 2019	1,752,081	14,392,722
New loans and debentures with cash effect	994,996	3,591,624
Interest accrued	94,323	757,161
Principal payment	-	(2,795,002)
Interest payment	(68,788)	(740,853)
Monetary and exchange rate variation	-	2,048,688
Change in fair value	-	34,702
Hedge result	-	87,174
Balance as of December 31, 2020	2,772,612	17,376,216
New loans and debentures with cash effect	-	1,462,220
Interest accrued	94,458	801,102
Principal payment	(1,000,000)	(2,922,214)
Interest payment	(102,871)	(749,043)
Monetary and exchange rate variation	-	800,749
Change in fair value	-	(229,657)
Hedge result	-	80,018
Reclassification to liabilities held for sale (i)	-	(241,748)
Balance as of December 31, 2021	1,764,199	16,377,643

(i) For further information, see Note 3.c.1.

The long-term consolidated debt had the following principal maturity schedule:

	Parent		Consolidated
	12/31/2021	12/31/2020	12/31/2021	12/31/2020
From 1 to 2 years	1,724,866	(750)	3,092,734	2,702,626
From 2 to 3 years	-	1,724,867	774,904	3,091,641
From 3 to 4 years	-	-	270,401	784,778
From 4 to 5 years	-	-	3,056,499	231,271
More than 5 years	-	-	6,317,054	7,309,956
	1,724,866	1,724,117	13,511,592	14,120,272

The transaction costs and issuance premiums associated with debt issuance were added to their financial liabilities, as shown in Note 17.h.

The Company’s management entered into hedging instruments against foreign exchange and interest rate variations for a portion of its debt obligations (see Note 34.h).

91

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b.  Notes in the foreign market

On October 6, 2016 the subsidiary Ultrapar International S.A. (“Ultrapar International”) issued US$ 750,000 (equivalent to R$ 4,185,375 as of December 31, 2021) in notes in the foreign market, maturing in October 2026, with interest rate of 5.25% p.a., paid semiannually. The issue price was 98.097% of the face value of the note. The notes were guaranteed by the Company and its subsidiary IPP. The Company has designated hedge relationships for this transaction (see Notes 34.h.2 and 34.h.3).

On June 6, 2019 the subsidiary Ultrapar International issued US$ 500,000 (equivalent to R$ 2,790,250 as of December 31, 2021) in notes in the foreign market, maturing in June 2029, with interest rate of 5.25% p. a., paid semiannually. The issue price was 100% of the face value of the note. The notes were guaranteed by the Company and its subsidiary IPP. The Company has designated hedge relationships for part of this transaction (see Note 34.h.3).

On June 21, 2019, the subsidiary Ultrapar International repurchased US$ 200,000 (equivalent to R$ 1,116,100 as of December 31, 2021) in notes in the foreign market maturing in October 2026.

On July 13, 2020 the subsidiary Ultrapar International made the reopening of notes in the foreign market issued in 2019, realizing new issuance in the amount of US$ 350,000 (equivalent to R$ 1,953,175 as of December 31, 2021) maturing in June 2029, to the coupon (interest) and yield of 5.25% per year, paid semiannually. The issue price was 99.994% of face value of the note. The notes were guaranteed by the Company and the subsidiary IPP.

As a result of the issuance of the notes in the foreign market the Company and its subsidiaries are required to perform certain obligations, including:

  Restriction on sale of all or substantially all assets of the Company and subsidiaries Ultrapar International and IPP;

  Restriction on encumbrance of assets exceeding US$ 150,000 (equivalent to R$ 837,075 as of December 31, 2021) or 15% of the amount of the consolidated tangible assets.

The Company and its subsidiaries are in compliance with the levels of covenants required by this debt. The restrictions imposed on the Company and its subsidiaries are customary in transactions of this nature and have not limited their ability to conduct their business to date.

92

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

c. Foreign loans

c.1. The subsidiary IPP has foreign loans in the amount of US$ 175,000 (equivalent to R$ 976,588 as of December 31, 2021). IPP also contracted hedging instruments with floating interest rate in U.S. dollar and exchange rate variation, changing the foreign loans charges, on average, to 104.9% of DI. IPP designated these hedging instruments as a fair value hedge (see Note 34.h.1). Therefore, loans and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss. The foreign loans are secured by the Company.

The foreign loans have the maturity distributed as follows:

Maturity	US$	R$	Cost in % of DI
Charges (1)	6,234	34,786	-
Jun/2022	50,000	279,025	105.0
Sep/2023	60,000	334,830	105.0
Sep/2023	65,000	362,733	104.8
Total / average cost	181,234	1,011,374	104.9

(1) Includes interest, transaction costs and mark to market.

d. Financial institutions

In December 2021, the subsidiary Abastece Aí ended the year with a short-term liabilities in the amount of R$ 4,564.

The subsidiary Oxiteno México S.A de C.V has contracted loan of US$ 20,000 with maturity in April 2022. The other maturities of this item are represented by Oxiteno Uruguay with maturities between October 2021 and July 2022 and by Oxiteno USA, which has already been fully settled on its maturity in September 2021. As of December 31, 2021 the balances of R$ 163,478 were reclassified to liabilities held for sale.

e. Banco do Brasil

The subsidiary IPP has floating interest rate loans with Banco do Brasil in the amount of R$ 204,813 on December 31, 2021, of which R$ 1,646 in charges, intended for marketing, processing, or manufacturing of agricultural goods (ethanol) with maturity in May 2022.

93

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

f. Debentures

f.1 In May 2016 the subsidiary IPP made its fourth issuance of public debentures, in one single series of 500 simple, nominative, registered debentures, nonconvertible into shares and unsecured, which main characteristics are as follows:

Face value unit:	R$ 1,000,000.00
Final maturity:	May 25, 2021
Payment of the face value:	Annual as from May 2019
Interest:	105.0% of DI
Payment of interest:	Semiannually
Reprice:	Not applicable

Subsidiary IPP paid in advance its fourth public issuance of debentures upon maturity.

f.2 In April 2017 the subsidiary IPP carried out its fifth issuance of debentures, in two series, being one of 660,139 and another of 352,361, simple, nonconvertible into shares, nominative, book-entry and unsecured debentures. The debentures have been subscribed by Eco Consult – Consultoria de Operações Financeiras Agropecuárias Ltda. The proceeds from this issuance were used exclusively for the purchase of ethanol by subsidiary IPP.

The debentures were later assigned and transferred to Eco Securitizadora de Direitos Creditórios do Agronegócio S.A. that acquired these agribusiness credit rights with the purpose to bind the issuance of Certificates of Agribusiness Receivables (CRA). The debentures have an additional guarantee from Ultrapar and the main characteristics of the debentures are as follows:

Amount:	660,139
Face value unit:	R$ 1,000.00
Final maturity:	April 18, 2022
Payment of the face value:	Lump sum at final maturity
Interest:	95.0% of DI
Payment of interest:	Semiannually
Reprice:	Not applicable

Amount:	352,361
Face value unit:	R$ 1,000.00
Final maturity:	April 15, 2024
Payment of the face value:	Lump sum at final maturity
Interest:	IPCA + 4.68%
Payment of interest:	Annually
Reprice:	Not applicable

The subsidiary IPP contracted hedging instruments subjected to IPCA variation, changing the debentures charges linked to IPCA to 93.9% of DI. IPP designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

94

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

f.3 In July 2017 the subsidiary IPP made its sixth issuance of public debentures, in one single series of 1,500,000 simple, nonconvertible into shares and unsecured debentures, which main characteristics are as follows:

Face value unit:	R$ 1,000.00
Final maturity:	July 28, 2022
Payment of the face value:	Annual as from July 2021
Interest:	105.0% of DI
Payment of interest:	Annually
Reprice:	Not applicable

f.4 In October 2017 the subsidiary IPP carried out its seventh issuance of debentures in the amount of R$ 944,077, in two series, being on of 730,384 and another of 213,693, simple, nonconvertible into shares, nominative, book-entry and unsecured debentures. The debentures have been subscribed by Vert Companhia Securitizadora. The proceeds from this issuance were used exclusively for the purchase of ethanol by subsidiary IPP.

The debentures were later assigned and transferred to Vert Créditos Ltda., that acquired these agribusiness credit rights with the purpose to bind the issuance of Certificates of Agribusiness Receivables (CRA). The financial settlement occurred on November 1, 2017. The debentures have an additional guarantee from Ultrapar and the main characteristics of the debentures are as follows:

Amount:	730,384
Face value unit:	R$ 1,000.00
Final maturity:	October 24, 2022
Payment of the face value:	Lump sum at final maturity
Interest:	95.0% of DI
Payment of interest:	Semiannually
Reprice:	Not applicable

Amount:	213,693
Face value unit:	R$ 1,000.00
Final maturity:	October 24, 2024
Payment of the face value:	Lump sum at final maturity
Interest:	IPCA + 4.34%
Payment of interest:	Annually
Reprice:	Not applicable

The subsidiary IPP contracted hedging instruments subjected to IPCA variation, changing the debentures charges linked to IPCA to 97.3% of DI. IPP designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

95

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

f.5 In March 2018 the Company made its sixth issuance of public debentures, in a single series of 1,725,000 simple, nonconvertible into shares and unsecured debentures, which main characteristics are as follows:

Face value unit:	R$ 1,000.00
Final maturity:	March 5, 2023
Payment of the face value:	Lump sum at final maturity
Interest:	105.25% of DI
Payment of interest:	Semiannually
Reprice:	Not applicable

f.6 In December 2018 the subsidiary IPP carried out its eighth issuance of debentures in the amount of R$ 900,000, in two series, being one of 660,000 and another of 240,000, simple, nonconvertible into shares, nominative, book-entry and unsecured debentures. The debentures have been subscribed by Vert Companhia Securitizadora. The proceeds from this issuance were used exclusively for the purchase of ethanol by subsidiary IPP. The debentures were subscribed with the purpose to bind the issuance of CRA. The financial settlement occurred on December 21, 2018. The debentures have an additional guarantee from Ultrapar and the main characteristics of the debentures are as follows:

Amount:	660,000
Face value unit:	R$ 1,000.00
Final maturity:	December 18, 2023
Payment of the face value:	Lump sum at final maturity
Interest:	97.5% of DI
Payment of interest:	Semiannually
Reprice:	Not applicable

Amount:	240,000
Face value unit:	R$ 1,000.00
Final maturity:	December 15, 2025
Payment of the face value:	Lump sum at final maturity
Interest:	IPCA + 4.61%
Payment of interest:	Annually
Reprice:	Not applicable

The subsidiary IPP contracted hedging instruments subjected to IPCA variation, changing the debentures charges linked to IPCA to 97.1% of DI. IPP designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

96

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

f.7 In November 2019 the subsidiary Ultracargo Logística made its first issuance of debentures, in a single series of 90,000 simple, nonconvertible into shares and unsecured debentures, which main characteristics are as follows:

Face value unit:	R$ 1,000.00
Final maturity:	November 19, 2024
Payment of the face value:	Lump sum at final maturity
Interest:	6.47%
Payment of interest:	Semiannually
Reprice:	Not applicable

The subsidiary Ultracargo Logística contracted hedging instruments subjected interest rate variation, changing the debentures fixed for 99.94% of the DI. Ultracargo Logística designated these hedging instruments as fair value hedges therefore debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized in profit or loss.

f.8 In March 2021 the subsidiary Tequimar Vila do Conde made its first issuance of debentures, in a single series of 360,000 simple, nonconvertible into shares and unsecured debentures, which main characteristics are as follows:

Face value unit:	R$ 1,000.00
Final maturity:	March 15, 2028
Payment of the face value:	Lump sum at final maturity
Interest:	IPCA + 4.04%
Payment of interest:	Semiannually
Reprice:	Not applicable

The subsidiary Tequimar Vila do Conde contracted hedging instruments subjected interest rate variation changing the debentures fixed for 111.4% of the DI. Tequimar Vila do Conde designated these hedging instruments as fair value hedges therefore debentures and hedging instruments are both measured at fair value from inception with changes in fair value recognized in profit or loss.

f.9 In March 2021 the subsidiary Ultracargo Logística made its second issuance of debentures, in a single series of 100,000 simple, nonconvertible into shares and unsecured debentures, which main characteristics are as follows:

Face value unit:	R$ 1,000.00
Final maturity:	March 15, 2028
Payment of the face value:	Lump sum at final maturity
Interest:	IPCA + 4.37%
Payment of interest:	Semiannually
Reprice:	Not applicable

The subsidiary Ultracargo Logística contracted hedging instruments subjected interest rate variation changing the debentures fixed for 111.4% of the DI. Ultracargo Logística designated these hedging instruments as fair value hedges therefore debentures and hedging instruments are both measured at fair value from inception with changes in fair value recognized in profit or loss.

97

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

f.10 In September 2021, subsidiary IPP carried out its tenth issue of debentures in the total amount of R$ 960,000, in a single series of 960,000 simple, nonconvertible, registered, book-entry and unsecured debentures, privately placed by Vert Companhia Securitizadora. The funds were used exclusively for the purchase of ethanol by the subsidiary IPP. The debentures were subscribed for the purpose to bind the issuance of CRA. The financial settlement ocurred on September 16, 2021. The debentures have an additional guarantee from Ultrapar and the main characteristics are as follows:

Amount:	960,000
Face value unit:	R$ 1,000.00
Final maturity:	September 15, 2028
Payment of the face value:	Lump sum at final maturity
Interest:	IPCA + 4.83%
Payment of interest:	Semiannually
Reprice:	Not applicable

The subsidiary IPP contracted hedging instruments subjected to IPCA variation, changing the debentures charges linked to the IPCA to 102.75% of the DI. IPP designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

The debentures have maturity dates distributed as shown below (includes accrued interest through December 31, 2021):

Maturity	12/31/2021
Charges (1)	(22,759)
Apr/2022	660,139
Jul/2022	750,000
Oct/2022	730,384
Mar/2023	1,725,000
Dec/2023	660,000
Apr/2024	443,944
Oct/2024	267,316
Nov/2024	90,000
Dec/2025	287,294
Mar/2028	498,474
Sep/2028	996,977
Total	7,086,769

(1) Includes interest, transaction cost and mark to market.

98

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

g. Notes

g.1 In April 2020 the Company made its second public issuance of notes in a single series of 40 commercial notes, not convertible into shares, of unsecured type, whose main characteristics are:

Face value unit:	R$ 25,000,000.00
Final maturity:	April 6, 2021
Payment of the face value:	Lump sum at final maturity
Interest:	DI + 3.10%
Payment of interest:	Lump sum at final maturity
Reprice:	Not applicable

The Company paid in advance its second public issuance of notes on maturity.

h. Transaction costs

Transaction costs incurred in issuing debt were deducted from the value of the related financial instruments and are recognized as an expense according to the effective interest rate method as follows:

	Effective rate of transaction costs (% p.a.)	Balance on 12/31/2020	Incurred cost	Amortization	Reclassification to liabilities held for sale (i)	Balance on 12/31/2021
Debentures (f)	0.2	28,348	40,953	(14,811)	-	54,490
Notes in the foreign market (b)	0.1	37,112	-	(4,890)	(4,204)	28,018
Notes (g)		1,318	-	(1,318)	-	-
Banco do Brasil (e)	0.1	332	-	(256)	-	76
Total		67,110	40,953	(21,275)	(4,204)	82,584

(i) See Note 3.c.1.

	Effective rate of transaction costs (% p.a.)	Balance on 12/31/2019	Incurred cost	Amortization	Balance on 12/31/2020
Debentures (f)	0.2	41,406	-	(13,058)	28,348
Notes in the foreign market (b)	0.1	28,114	13,263	(4,265)	37,112
Notes (g)	0.5	-	6,802	(5,484)	1,318
Banco do Brasil (e)	0.1	770	-	(438)	332
Foreign loans (c)		94	-	(94)	-
Others		1,382	-	(1,382)	-
Total		71,766	20,065	(24,721)	67,110

99

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The amount to be appropriated to profit or loss in the future is as follows:

	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Total
Debentures (f)	15,060	11,129	6,990	6,075	5,886	9,350	54,490
Notes in the foreign market (b)	4,126	4,128	4,143	4,135	3,897	7,589	28,018
Banco do Brasil (e)	76	-	-	-	-	-	76
Total	19,262	15,257	11,133	10,210	9,783	16,939	82,584

i. Guarantees

The financings does not have guaranteed by collateral as of December 31, 2021 (R$ 75,251 as of December 31, 2020) and has guarantees and promissory notes in the amount of R$ 14,151,506 as of December 31, 2021 (R$ 13,758,033 as of December 31, 2020).

The Company and its subsidiaries offer collateral in the form of letters of credit for commercial and legal proceedings in the amount of R$ 118,231 as of December 31, 2021 (R$ 129,139 as of December 31, 2020).

The subsidiary IPP issue collateral to financial institutions in connection with the amounts owed by some of their customers to such institutions (vendor financing) as follows:

	IPP
	12/31/2021	12/31/2020
Maximum amount of future payments related to these collaterals	690,347	330,944
Maturities of up to	49 months	46 months
Fair value of collaterals	9,923	5,496

If the subsidiary IPP is required to make any payment under these collaterals, this subsidiary may recover the amount paid directly from its customers through commercial collection. Until December 31, 2021 the subsidiary IPP did not have losses in connection with these collaterals. The fair value of collaterals is recognized in current liabilities as “other payables”, which is recognized in the statement of profit or loss as customers settle their obligations with the financial institutions.

100

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

18. Trade payables

a. Trade payables

	Parent		Consolidated
	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Domestic suppliers	26,882	16,870	3,010,912	2,306,398
Domestic suppliers – related parties (see Note 9.a.2)	-	-	1,422	5,102
Foreign suppliers	-	-	445,805	307,486
Foreign suppliers - related parties (see Note 9.a.2)	-	-	212,756	126,033
	26,882	16,870	3,670,895	2,745,019

Some Company’s subsidiaries acquire oil-based fuels and LPG from Petrobras and its subsidiaries. These suppliers control almost all the markets for these products in Brazil.

b. Trade payables – reverse factoring

	Consolidated
	12/31/2021	12/31/2020
Domestic suppliers – reverse factoring	1,948,033	1,021,424
Domestic suppliers – reverse factoring - related parties (see Note 9.a.2)	89,339	61,989
Foreign suppliers – reverse factoring	81,687	212,220
	2,119,059	1,295,633

Some subsidiaries of the Company entered into agreements with a financial institutions. These agreements consist in the anticipation of the receipt of trade payables by the supplier, in which the financial institutions prepay a certain amount from the supplier and receives, on the maturity date the amount payable by the subsidiaries of the Company. The decision to join this type of transaction is solely and exclusively of the supplier. The agreement does not substantially change the main characteristics of the commercial conditions previously established between the subsidiaries of the Company and the suppliers. These transactions are presented in operating activities in the statements of cash flow.

19. Salaries and related charges

	Parent		Consolidated
	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Provisions on salaries	9,671	7,886	136,938	195,286
Profit sharing, bonus and premium	28,061	27,779	132,390	184,306
Social charges	11,299	5,632	52,739	73,267
Others	6,446	1,103	8,036	15,771
	55,477	42,400	330,103	468,630

101

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

20. Taxes payable

	Parent		Consolidated
	12/31/2021	12/31/2020	12/31/2021	12/31/2020
ICMS	-	-	146,598	180,522
IPI	-	-	4,163	8,952
PIS and COFINS	817	569	13,667	13,187
ISS	28	49	45,533	38,328
Value-added tax (IVA) of foreign subsidiaries	-	-	-	27,322
Others	251	194	19,215	17,703
	1,096	812	229,176	286,014

21. Employee benefits and private pension plan (Consolidated)

a. ULTRAPREV - Associaçăo de Previdência Complementar

In February 2001 the Company’s Board of Directors approved the adoption of a defined contribution pension plan to be sponsored by the Company and its subsidiaries. Participating employees have been contributing to this plan, managed by Ultraprev - Associação de Previdência Complementar (“Ultraprev”), since August 2001. Under the terms of the plan, every year each participating employee chooses his or her basic contribution to the plan. Each sponsoring company provides a matching contribution in an amount equivalent to each basic contribution, up to a limit of 11% of the employee’s reference salary, according to the rules of the plan. As participating employees retire, they may choose to receive either (i) a monthly sum ranging between 0.3% and 1.0% of their respective accumulated fund in Ultraprev or (ii) a fixed monthly amount, which will exhaust their respective accumulated fund over a period of 5 to 35 years. The Company and its subsidiaries do not take responsibility for guaranteeing amounts or the duration of the benefits received by the retired employee.

In May 2020 the Deliberative Council of Ultraprev approved the use of the reversion fund in the amount of R$ 47,088, and in May 2021 the additional use  of R$ 3,706. The amount of R$ 27,451 was used to deduct the sponsors’ normal contributions and the amount of R$ 3,512 was reclassified to assets held for sale. The balance of R$ 19,831 as of December 31, 2021 will be used to deduct normal sponsor contributions in a period up to 92 months depending on the sponsor. The number of months is estimated according to the current amount being deducted from contributions.

In As of December 31, 2021, the subsidiaries contributed to Ultraprev with R$ 16,368, including the use of the reversion fund of R$ 10,566 (R$ 17,186 including the use of the reversion fund of R$ 7,446 as of December 31, 2020), which is recognized as expense in the income statement. The total number of participating employees as of December 31, 2021 was 4,381 active participants and 387 retired participants. In addition Ultraprev had 23 former employees receiving benefits under the rules of a previous plan whose reserves are fully constituted.

102

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b. Post-employment benefits

The subsidiaries recognized a provision for post-employment benefits mainly related to seniority bonus, payment of Government Severance Indemnity Fund (“FGTS”), and health, dental care, and life insurance plan for eligible retirees.

The amounts related to such benefits were determined based on a valuation conducted by an independent actuary and reviewed by management as of December 31, 2021.

	Parent		Consolidated
	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Health and dental care plan (1)	-	-	159,867	200,318
Indemnification of FGTS	2,237	2,527	38,617	53,952
Seniority bonus (2)	-	-	5,570	16,336
Life insurance (1)	-	-	11,665	14,118
Total	2,237	2,527	215,719	284,724
Current	237	-	21,082	27,077
Non-current	2,000	2,527	194,637	257,647

(1)	Only IPP, Tropical and Iconic.
(2)	In 2021, there was a change in the seniority bonus policy for retirement, with a reduction in the benefit (Ultragaz and Ipiranga).

The change in the present value of the post-employment benefit obligation occurred as follows:

	12/31/2021	12/31/2020
Opening balance	284,724	272,867
Expense for the year of continuing operations	15,585	11,622
Expense (revenue) for the year of discontinued operations	2,951	(6,411)
(Gain) Losses from changes in actuarial assumptions	(58,954)	24,822
Benefits paid directly by Company and its subsidiaries	(18,400)	(18,969)
Exchange rates from post employment benefits	217	793
Reclassification to liabilities held for sale (i)	(10,404)	-
Ending balance	215,719	284,724

(i) For further information see Note 3.c.1.

The total of expense in each year is presented below:

	12/31/2021	12/31/2020
		Restated
Health and dental care plan	15,265	11,127
Indemnification of FGTS	4,409	6,199
Seniority bonus	(4,886)	(6,821)
Life insurance	797	1,117
Total	15,585	11,622

103

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The main actuarial assumptions used are:

Economic factors	12/31/2021	12/31/2020
	% p.a.	% p.a.
Discount rate for the actuarial obligation at present value	8.93	8.22
Average projected salary growth rate	7.07	7.07
Inflation rate (long term)	3.25	3.25
Growth rate of medical services	7.38	7.38

Demographic factors

Mortality Table for the life insurance benefit – CSO-80

Mortality Table for other benefits – AT 2000 Basic decreased by 10%

Disabled Mortality Table – RRB 1983 and RRB-1944

Disability Table – Weak light

Sensitivity analysis

The significant actuarial assumptions to determine the provision for post-employment benefits are: discount rate, wage and medical costs increases. The following sensitivity analyses on December 31, 2021, as shown below, were determined based on possible changes of assumptions occurring at the reporting date of the financial statements, keeping all other assumptions constant.

Assumption	Change in assumptions	Decrease in liability	Change in assumptions	Increase in liability
Discount rate	increase by 1.0 p.p.	24,196	decrease by 1.0 p.p.	24,293
Wage growth rate	decrease by 1.0 p.p.	3,002	increase by 1.0 p.p.	2,258
Medical services growth rate	decrease by 1.0 p.p.	19,218	increase by 1.0 p.p.	23,522

The sensitivity analyses presented may not represent the real change in the post-employment benefits obligation, since it is unlikely that changes occur in just one assumption alone, considering that some of these assumptions may be correlated.

Inherent risks related to post-employment benefits

Interest rate risk: a long-term interest rate is used to calculate the present value of post-employment liabilities. A reduction in this interest rate will increase the corresponding liability.

Wage growth risk: the present value of the liability is calculated using as reference the wages of the plan participants, projected with the average nominal wage growth rate. An increase in the real wages of plan participants will increase the corresponding liability.

Medical costs growth risk: the present value of the liability is calculated using as reference the medical cost by age based on actual healthcare costs, projected based on the growth rate of medical services costs. An increase in the real medical costs will increase the corresponding liability.

104

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

22. Provision for asset retirement obligation – fuel tanks (Consolidated)

The provision corresponds to the legal obligation to remove the subsidiary IPP’s underground fuel tanks located at by Ipiranga-branded service stations after a certain use period (see Note 2.o).

Changes in the provision for asset retirement obligation are as follows:

Balance as of December 31, 2019	51,242
Additions (new tanks)	163
Expenditure with tanks removed	(4,306)
Accretion expense	6,336
Balance as of December 31, 2020	53,435
Additions (new tanks)	451
Expenditure with tanks removed	(2,773)
Accretion expense	5,598
Balance as of December 31, 2021	56,711
Current	4,632
Non-current	52,079

105

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

23. Provisions and contingencies (Consolidated)

a. Provisions for tax, civil, and labor risks

The Company and its subsidiaries are parties in tax, civil, environmental, regulatory, and labor disputes at the administrative and judiciary levels, which, when applicable, are backed by escrow deposits. Provisions for losses are estimated and updated by management based on the opinion of the Company’s legal department and its external legal advisors.

The table below demonstrates the breakdown of provisions by nature and its movement:

Provisions	Balance on 12/31/2020	Additions	Reversals	Payments	Interest	Reclassification to liabilities held for sale (i)	Balance on 12/31/2021
IRPJ and CSLL (a.1.1)	547,862	-	(6,966)	-	11,276	-	552,172
ICMS (c)	108,568	58,839	(83,536)	-	284	-	84,155
Civil, environmental and regulatory claims (a.2.1)	57,772	87,066	(9,702)	(8,116)	724	(18,983)	108,761
Labor litigation (a.3.1)	90,675	42,826	(4,432)	(17,068)	2,620	(19,161)	95,460
Others	93,168	63	(1,457)	-	704	(841)	91,637
Total	898,045	188,794	(106,093)	(25,184)	15,608	(38,985)	932,185
Current	43,660						119,942
Non-current	854,385						812,243

(i) For further information see Note 3.c.1.

Some of the provisions above involve in whole or in part, escrow deposits.

Balances of escrow deposits are as follows:

	12/31/2021	12/31/2020
Tax matters	731,326	789,624
Labor litigation	48,147	57,603
Civil and others	91,788	102,569
Total	871,261	949,796

106

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

a.1 Provisions for tax matters

On October 7, 2005 the subsidiaries Cia. Ultragaz and Bahiana filed for and obtained a preliminary injunction to recognize and offset PIS and COFINS credits on LPG purchases, against other taxes levied by the RFB, notably IRPJ and CSLL. The decision was confirmed by a trial court on May 16, 2008. Under the preliminary injunction the subsidiaries made escrow deposits for these debits which amounted to R$ 534,830 as of December 31, 2021 (R$ 523,136 as of December 31, 2020). On July 18, 2014 a second instance unfavorable decision was published, and the subsidiaries suspended the escrow deposits, and started to pay income taxes from that date. To revert the court decision the subsidiaries presented a writ of prevention which was dismissed on December 30, 2014 and the subsidiaries appealed this decision on February 3, 2015. Appeals were also presented to the respective higher courts Superior Court of Justice (“STJ”) and Federal Supreme Court (“STF”) whose final trial are pending. At the STJ, the issue was subject to the system of Repetitive Appeals (Repetitive Issue No. 1093) and is awaiting judgment by the Superior Court.

a.2 Provisions for civil, environmental and regulatory claims

a.2.1 The Company and its subsidiaries maintain provisions for lawsuits and administrative proceedings, mainly derived from contracts entered into with customers and former services providers, as well as proceedings related to environmental and regulatory issues in the amount of R$ 108,761 as of December 31, 2021 (R$ 57,772 as of December 31, 2020). The increase seen during the year is due to the risk classification due to unfavorable decisions in several lawsuits received by the subsidiary Ipiranga.

a.3 Provisions for labor matters

a.3.1 The Company and its subsidiaries maintain provisions of R$ 95,460 as of December 31, 2021 (R$ 90,675 as of December 31, 2020) for labor litigation filed by former employees and by employees of our service providers mainly contesting the non-payment of labor rights. The increase seen during the year is due to the risk classification due to unfavorable decisions in several lawsuits received by the subsidiary Ipiranga.

b. Contingent liabilities

The Company and its subsidiaries are parties in tax, civil, environmental, regulatory, and labor claims whose loss is assessed as possible (proceedings whose chance of loss is more than 25% and less or equal than 50%) by the Company and its subsidiaries’ legal departments, based on the opinion of its external legal advisors and, based on these assessments, these claims were not recognized in the financial statements. The estimated amount of this contingency is R$ 3,310,603 as of December 31, 2021 (R$ 3,236,982 as of December 31, 2020).

b.1 Contingent liabilities for tax matters and social security

The Company and its subsidiaries have contingent liabilities for tax matters and social security in the amount of R$ 2,292,465 as of December 31, 2021 (R$ 2,419,000 as of December 31, 2020), mainly represented by:

b.1.1 The subsidiary IPP and its subsidiaries have assessments invalidating the offset of excise tax (“IPI”) credits in connection with the purchase of raw materials used in the manufacturing of products which sales are not subject to IPI under the protection of tax immunity. The amount of this contingency is R$ 178,422 as of December 31, 2021 (R$ 176,390 as of December 31, 2020).

107

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b.1.2 The subsidiary IPP and its subsidiaries have legal proceedings related to ICMS. The total amount involved in these proceedings, was R$ 1,303,383 as of December 31, 2021 (R$ 958.134 as of December 31, 2020). Such proceedings arise mostly of the disregard of ICMS credits amounting to R$ 209,611 as of December 31, 2021 (R$ 300,707 as of December 31, 2020), of which R$ 15,532 (R$ 92,687 as of December 31, 2020) refer to proportional reversal requirement of ICMS credits related to the acquisition of hydrated alcohol; of alleged non-payment in the amount of R$ 106,590 as of December 31, 2021 (R$ 98,157 as of December 31, 2020); of conditioned fruition of fiscal incentive in the amount of R$ 174,039 as of December 31, 2021 (R$ 119,894 as of December 31, 2020); of inventory differences in the amount of R$ 295,163 as of December 31, 2021 (R$ 269,581 as of December 31, 2020); and of fiscal equilibrium fund required by States to fruition tax benefits in the amount of R$ 59,128 and a 2% surcharge on products considered non-essential (hydrated ethanol) in the amount of R$ 219,218.

b.1.3 The Company and its subsidiaries are parties to administrative and judicial suits involving Income Tax, Social Security Contribution, PIS and COFINS, substantially about denials of offset claims and credits disallowance which total amount is R$ 578,097 as of December 31, 2021 (R$ 709,338 as of December 31, 2020), mainly represented by:

b.1.3.1 The subsidiary IPP received a tax assessment related to the IRPJ and CSLL resulting from the supposedly undue amortization of the goodwill paid on acquisition of a subsidiary, in the amount of R$ 218,589 as of December 31, 2021 (R$ 212,350 as of December 31, 2020), which includes the amount of the income taxes, interest and penalty.

b.2 Contingent liabilities for civil, environmental and regulatory claims

The Company and its subsidiaries have contingent liabilities for civil, environmental and regulatory claims in the amount of R$ 771,695 as of December 31, 2021 (R$ 561,713 as of December 31, 2020), mainly represented by:

b.2.1 The subsidiary Cia. Ultragaz is party to an administrative proceeding before CADE based on alleged anti-competitive practices in the State of Minas Gerais in 2001. The CADE entered a decision against Cia. Ultragaz and imposed a penalty of R$ 34,162 as of December 31, 2021 (R$ 33,895 as of December 31, 2020). The imposition of such administrative decision was suspended by a court order and its merit is being judicially reviewed.

b.2.2 The subsidiary Cia. Ultragaz has lawsuits totaling the amount of R$ 233,426 (R$ 186,381 on December 31, 2020) filed by resellers seeking the declaration of nullity and termination of distribution contracts, in addition to indemnities for losses and damages.

b.2.3 The subsidiary IPP became party to an administrative proceeding filed by CADE, related to allegations of anti-competitive practices in the Distrito Federal which was established in June 2020, arising from a preliminary investigation started in 2009. IPP has already presented its defense and the proceeding is in the evidentiary stage. In 2019 and 2020, IPP received two fines in the amount of R$ 40,693 and R$ 8,187, for allegedly influencing uniform commercial conduct among fuel resellers around the city of Belo Horizonte, state of Minas Gerais and in Joinville, Santa Catarina. The IPP submitted both decisions to judicial review and in both cases decisions were issued suspending the enforceability of fines due to the judicial guarantees presented. External lawyers classify the likelihood of loss as remote in these cases.

108

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b.2.4 On November 29, 2016 a technical opinion was issued by the Operational Support Center for Execution (Centro de Apoio Operacional à Execução – CAEX), a technical body linked to the São Paulo State Public Prosecutor (“MPE”), presenting a proposal of compensation for the alleged environmental damages caused by the fire on April 2nd, 2015 at the Santos Terminal of the subsidiary Ultracargo Logística. This technical opinion is non-binding, with no condemnatory or sanctioning nature, and will still be evaluated by the authorities and parties. The subsidiary disagrees with the methodology and the assumptions adopted in the proposal and is negotiating an agreement with the MPE and the Brazilian Federal Public Prosecutor (“MPF”), since the beginning of the investigation and currently there is no civil lawsuit filed on the matter. The negotiations relate to in natura repair of the any damages. Thus, on May 15, 2019, the subsidiary Ultracargo Logística signed a Partial Conduct Adjustment Commitment Agreement (“TAC”) in the amount of R$ 67,539 with the MPE and MPF to compensate for diffuse and collective damages of any kind arising from the fish mortality and the damage caused to the ichthyofauna. The negotiation on compensation for other alleged damages are still ongoing and once concluded, the payments related to the project costs may affect the future Company’s financial statements.

In the criminal sphere, the MPF denounced the subsidiary Ultracargo Logística, which was summoned and replied to the complaint on June 19, 2018. On September 12, 2019, at a hearing in the federal court of Santos, the MPF and Ultracargo Logística agreed, and the judicial authority approved, the conditional suspension of the criminal proceedings for a period of 2 years, when Ultracargo Logística shall then prove compliance with the execution of the Partial TAC signed, with the obligation of a complementary allocation of R$ 13,000 to TAC and the Fisheries Management Project, to obtain the definitive filing of the process. On February 4, 2021, the subsidiary paid the remaining balance referring to the TAC, without pending and/or additional financial obligation arising from such commitment assumed. In addition, as of December 31, 2021, there are contingent liabilities not recognized related to lawsuits in the amount of R$ 2,022 (R$ 4,428 as of December 31, 2020). Between December 31, 2020 and December 31, 2021, there were not extrajudicial claims.

b.3 Contingent liabilities for labor matters

The Company and its subsidiaries have contingent liabilities for labor matters in the amount of R$ 246,443 as of December 31, 2021 (R$ 256,269 as of December 31, 2020).

c. Lubricants operation between IPP and Chevron

In the process of transaction of the lubricants' operation in Brazil between Chevron and subsidiary IPP (see Note 4.c of Financial Statements filed on CVM February 20, 2019), it was agreed that each shareholder is responsible for any claims arising out of acts, facts or omissions that occurred prior to the transaction. The liability provisions of the Chevron shareholder in the amount of R$ 19,724 (R$ 101,663 as of December 31, 2020) are reflected in the consolidation of these financial statements. Additionally, in connection with the business combination, a provision in the amount of R$ 198,900 was recognized on December 1, 2017 due contingent liabilities, amounted to R$ 101,267 as of December 31, 2021 (R$ 102,777 as of December 31, 2020. The amounts of provisions of Chevron's liability recognized in the business combination will be reimbursed to subsidiary Iconic in the event of losses and an indemnity asset was hereby constituted in the same amount, without the need to establish a provision for uncollectible amounts.

Part of the provision of the Chevron related to the ICMS tax assessment (R$ 81,060), for the period from July 1996 to December 1997, was definitively extinguished through the payment

109

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

made by the Chevron in the tax amnesty program, established by the Agreement ICMS/RJ No. 51/2020 (Decree/RJ No. 47,332/2020 and State Law of RJ No. 9,041/2020) on April 16, 2021.

The value of the provision of the Chevron in the amount of R$ 19,724, refers to: (i) R$ 17,231 ICMS assessments on sales for industrial purposes, in which the STF closed the judgment of the thesis unfavorably to taxpayers; (ii) R$ 2,207 labor claims and (iii) R$ 285 civil, regulatory and environmental claims.

24. Deferred revenue (Consolidated)

The subsidiaries of the Company have recognized the following deferred revenue:

	12/31/2021	12/31/2020
‘am/pm’ and Jet Oil franchising upfront fee (a)	420	814
Loyalty program “Km de Vantagens” (b)	5,205	15,424
Loyalty program “Clube Extrafarma” (b)	-	2,044
Total current	5,625	18,282

a. Franchising upfront fee

am/pm is the convenience stores chain of the Ipiranga service stations and on December 31, 2021 had 8 stores with initial deferred franchising upfront fee as the requirements for recognition in income have not yet been met (20 stores as of December 31, 2020). In 2021, 90 stores were opened in total (58 stores opened in 2020).

Jet Oil is the network specialized in oil changes and automotive services at Ipiranga gas stations and as of December 31, 2021, it had 8 stores opened with initial deferred franchise upfront fee as the requirements for recognition in income have not yet been met (4 stores as of December 31, 2020). In 2021, 45 stores were opened in total (45 stores opened in 2020).

For more information on the deferred income from the initial franchise fee see Note 2.a.

110

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b. Loyalty programs

The loyalty program called KM de Vantagens (www.kmdevantagens.com.br) under which registered customers are rewarded with points when they buy products in several partners, including the Ipiranga’s service station, was transferred to Abastece aí (www.abasteceai.com.br). The subsidiary IPP remains a partner in the program, offering cashback to its customers based on the limits negotiated under the terms of the partnership, where, after the customer meet the requirements for the right to the benefit, Abastece aí immediately credits the amount to the customer's virtual wallet and charges IPP, which reimburses Abastece aí and recognizes the same amount as reduction in sales. At the end of each year, the subsidiary IPP assesses the points available to its customers with the potential to become cashback in future years and recognizes such probability as deferred income.

Subsidiary Extrafarma has a loyalty program called Clube Extrafarma (www.clubeextrafarma.com.br) under which registered customers are rewarded with points when they buy products at its drugstore chain. The customers may exchange these points, during the period of six months, for discounts in products at its drugstore chain, recharge credit on a mobile phone, and prizes offered by partners Multiplus Fidelidade and Ipiranga, through Km de Vantagens. Points received by Extrafarma’s customers are recognized as a reduction of revenue from sales and services. On December 31, 2021, the balance in the amount of R$ 927 was reclassified to a liability held for sale.

Deferred revenue is estimated based on the fair value of the points granted, considering the value of the prizes and the expected redemption of these points. For more information on deferred revenue from loyalty program, see Note 2.a.

111

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

25. Subscription warrants – indemnification

Because of the association between the Company and Extrafarma on January 31, 2014, 7 subscription warrants – indemnification could be issued, corresponding to up to 6,411,244 shares of the Company. The subscription warrants – indemnification may be exercised beginning 2020 by the former shareholders of Extrafarma and are adjusted according to the changes in the amounts of provisions for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014. The subscription warrants – indemnification’s fair value is measured based on the share price of Ultrapar (UGPA3) and is reduced by the dividend yield until 2020, since the exercise is possible only from 2020, and they are not entitled to dividends while they are not converted into shares.

On February 19, 2020, August 12, 2020, February 24, 2021 and August 11, 2020, the Company’s Board of Directors confirmed, the issuance of, respectively, 2,108,542, 86,978, 70,939 and 31,032 common shares within the authorized capital limit provided by the art. 6 of the Bylaws, due to the partial exercise of the rights conferred by the subscription warrants issued by the Company when the merger of all Extrafarma shares by the Company, approved by the extraordinary general meeting of the Company held in January 31, 2014.

In the association agreement between the Company and Extrafarma on January 31, 2014 and due to the unfavorable decisions of some processes with triggering events prior to January 31, 2014, 578,538 shares linked to the subscription warrants – indemnification were canceled and not issued. On December 31, 2021, 3,527,934 shares were retained linked to subscription warrants – indemnification which will be issued or canceled according as the final decision of the processes are favorable or unfavorable, respectively, being this the maximum number of shares that can be issued in the future, totaling R$ 51,296 (R$ 86,439 as of December 31, 2020).

26. Equity

a. Share capital

On December 31, 2021 the subscribed and paid-in capital stock consists of 1,115,107,683 (1,115,005,712 as of December 31, 2020) common shares with no par value and the issuance of preferred shares and participation certificates is prohibited. Each common share entitles its holder to one vote at Shareholders’ Meetings.

The price of the outstanding shares as of December 31, 2021, on B3 was R$ 14.54 (R$ 23.74 as of December 31, 2020).

On February 19, 2020, August 12, 2020, February 24, 2021 and August 11, 2021, the Board of Directors confirmed the issuance of 2,108,542, 86,978, 70,939 and 31,032 common shares, respectively, with the same rights attributed to the other shares of the Company already issued, due to the partial exercise of the rights conferred by the subscription warrants – indemnification into shares by the Company in the merger of Extrafarma shares. For more information on the changes in share capital, see Note 25.

As of December 31, 2021 there were 50,374,275 common shares outstanding abroad in the form of ADRs (47,413,094 shares as of December 31, 2020).

112

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b.  Equity instrument granted

The Company has a share-based incentive plan, which establishes the general terms and conditions for the concession of common shares issued by the Company held in treasury (see Note 9.c).

c.  Treasury shares

The Company acquired its own shares at market prices, without capital reduction, to be held in treasury and to be subsequently disposed of or cancelled, in accordance with CVM Instructions 10, issued on February 14, 1980 and 268, issued on November 13, 1997.

As of December 31, 2021, 23,756,393 common shares (24,739,626 as of December 31, 2020) were held in the Company's treasury, acquired at an average cost of R$ 18.13.

d.  Capital reserve

The capital reserve reflects the gain on the transfer of shares at market price used in the Deferred Stock Plan granted to executives of the subsidiaries of the Company, as mentioned in Note 9.c.

Because of Extrafarma’s association in 2014 the Company recognized an increase in the capital reserves in the amount of R$ 498,812, due to the difference between the value attributable to share capital and the market value of the Ultrapar shares on the date of issuance, deducted by R$ 2,260 related to the incurred costs directly attributable to issuing new shares. Additionally, on February 19, 2020, August 12, 2020, February 24, 2021 and August 11, 2021, there was an increase in the reserve in the amount of R$ 53,072, R$ 1,691, R$ 1,371 and R$ 448, respectively, due to the partial exercise of the subscription warrants – indemnification (see note 25).

e.  Revaluation reserve

The revaluation reserve, recognized prior to the adoption of the international accounting standards (CPC / IFRS) instituted by Law 11,638/07, reflects the revaluation of assets of subsidiaries and is based on depreciation, write-off, or disposal of the revalued assets of the subsidiaries, as well as the tax effects recognized by these subsidiaries.

113

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

f.  Profit reserves

f.1 Legal reserve

Under Brazilian Corporate Law, the Company is required to allocate 5% of net annual earnings to a legal reserve, until the balance reaches 20% of share capital. As of December 31, 2021, the legal reserve totaled R$ 791,083 (R$ 750,010 as of December 31, 2020). This reserve may be used to increase capital or to absorb losses but may not be distributed as dividends.

f.2 Investments reserve

In compliance with Article 194 of the Brazilian Corporate Law and Article 54.b) of the Bylaws this reserve is aimed to protect the integrity of the Company’s assets and to supplement its capital stock, in order to allow new investments to be made. As provided in its Bylaws, the Company may allocate up to 50% of the annual net income, after deducting the legal reserve, to the investments reserve, up to the limit of 100% of the share capital.

The investments reserve is free of distribution restrictions and totaled R$ 4,073,876 as of December 31, 2021 (R$ 3,658,265 as of December 31, 2020).

g.  Other comprehensive income

g.1 Valuation adjustments

(i)	Gains and losses on the hedging instruments of exchange rate related to firm commitment and highly probable transactions designated as cash flows hedges are recognized in equity as “valuation adjustments”. Gains and losses are reclassified to initial cost of non-financial assets recognized in statements of profit or loss at the moment of paid off of the hedge instrument.
(ii)	The differences between the fair value of financial investments measured at fair value through other comprehensive income and the initial amount of financial investments plus the earned income and the foreign currency exchange variation are recognized in equity as valuation adjustments. Gains and losses are reclassified to statements of profit or loss when the financial investment is paid off.
(iii)	Actuarial gains and losses relating to post-employment benefits, calculated based on a valuation conducted by an independent actuary, are recognized in equity under the title “valuation adjustments”. Actuarial gains and losses recorded in equity are not reclassified to profit or loss in subsequent periods.
(iv)	The Company also recognizes in this item the effect of changes in the non-controlling interest in subsidiaries that do not result in loss of control. This amount corresponds to the difference between the amount by which the non-controlling interest was adjusted and the fair value of the consideration received or paid and represents a transaction with shareholders.

114

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Balance and changes in valuation adjustments of the Company are as follows:

	Fair value of cash flow hedging instruments (i)	Fair value of financial instruments (ii)	Actuarial (loss) gain of post-employment benefits (iii)	Non-controlling shareholders interest change (iv)	Total
Balance as of December 31, 2019	(296,132)	205	(47,759)	197,369	(146,317)
Changes in fair value of financial instruments	(477,570)	64	‐	‐	(477,506)
IRPJ and CSLL on fair value	164,425	‐	‐	‐	164,425
Actuarial loss of post-employment benefits	‐	‐	(7,725)	‐	(7,725)
Income and social contribution taxes on actuarial losses	‐	‐	2,133	-	2,133
Balance as of December 31, 2020	(609,277)	269	(53,351)	197,369	(464,990)
Changes in fair value of financial instruments	12,036	(672)	-	-	11,364
IRPJ and CSLL on fair value	(4,060)	-	-	-	(4,060)
Actuarial gain of post-employment benefits of subsidiaries, net	-	-	49,550	-	49,550
IRPJ and CSLL on actuarial gains	-	-	(14,002)	-	(14,002)
Balance as of December 31, 2021	(601,301)	(403)	(17,803)	197,369	(422,138)

g.2 Cumulative translation adjustments

The change in exchange rates on assets, liabilities, and income of foreign subsidiaries that have functional currency other than the presentation currency of the Company and an independent management (see Note 2.t.1) and the exchange rate variation on notes in the foreign market, net of income taxes (see Note 34.h.3) is directly recognized in the equity. This cumulative effect is reflected in profit or loss as a gain or loss only in case of disposal or write-off of the investment.

Balance and changes in cumulative translation adjustments of the Company are as follows:

	12/31/2021	12/31/2020
Initial balance	231,596	102,427
Currency translation adjustment of foreign subsidiaries	97,113	202,277
Effect of foreign currency exchange rate variation on financial instruments	(36,461)	(110,770)
IRPJ and CSLL on foreign currency exchange rate variation on financial instruments	12,397	37,662
Final balance	304,645	231,596

115

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

h.  Dividends and allocation of net income

The shareholders of the Company are entitled under the Bylaws to a minimum annual dividend of 50% of adjusted net income, after allocation of 5% to the legal reserve, calculated in accordance with Brazilian Corporate Law. The dividends and interest on equity in excess of the obligation established in the Bylaws are recognized in equity until the Shareholders approve them. The proposed dividends payable that refers of the exercise of 2020, the amount of which on as of December 31, 2020 totaled R$ 479,748 (R$ 0.44 – forty-four cents of Brazilian Real per share), were approved by the Board of Directors on February 24, 2021, and were paid from March 12, 2021. On August 11, 2021, the interim dividends were approved in the amount of R$ 218,074 (R$ 0.20 – twenty cents per share), paid on August, 2021.The proposed dividends payable that refers of the exercise of 2021, the amount of which on as of December 31, 2021 totaled R$ 185,896 (R$ 0,17 – seventeen cents of Brazilian Real per share), were approved by the Board of Directors on February 22, 2022, and will be paid from March 11, 2022 onwards.

The management proposal for the allocation of net income for 2021 and for distribution of dividends is as follow:

12/31/2021
Allocation of net income
Net income for the year attributable to shareholders of Ultrapar	850,463
Legal reserve (5% of the net income)	42,523
Adjusted net income (basis for dividends)	807,940
Minimum mandatory dividends for the year (50% of the adjusted net income)	403,970
Total of distribution	403,970
Interim dividends (R$ 0.20 per share of the Company)	(218,074)
Balance of proposed dividends (R$ 0.17 per share)	185,896
Allocation of dividends
Minimum mandatory dividends for the year (50% of the adjusted net income)	185,896
Balance of proposed dividends (R$ 0.17 per share)	185,896
Allocation of net income
Legal reserve (5% of the net income)	42,523
Minimum mandatory dividends for the year (50% of the adjusted net income)	403,970
Statutory reserve	403,970
Total distribution of net income for the year attributable to shareholders of Ultrapar	850,463

116

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Balances and changes in dividends payable are as follows:

	Parent	Consolidated
Balance as of December 31, 2020	439,094	442,133
Provisions	459,363	478,366
Prescribed dividends	(10,487)	(11,816)
Payments	(694,406)	(705,753)
Reclassification to liabilities of subsidiaries held for sale	-	(70)
Balance as of December 31, 2021	193,564	202,860

27. Net revenue from sale and services (Consolidated)

	12/31/2021	12/31/2020
		Restated(i)
Gross revenue from sale:
Merchandise	113,679,771	78,571,971
Gross revenue from services	997,114	884,570
Discounts and sales returns	(1,351,464)	(1,812,144)
Amortization of contractual assets with customers (see Note 12)	(282,521)	(289,436)
Deferred revenue	10,614	9,814
	113,053,514	77,364,775
Sales taxes	(3,320,672)	(3,306,719)
Net revenue	109,732,842	74,058,056

(i) For further details, see Note 3.c.3.

117

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

28. Costs and expenses by nature

The Company presents its costs and expenses by function in the consolidated statement of profit or loss and presents below its expenses by nature:

	Parent		Consolidated
	12/31/2021	12/31/2020	12/31/2021	12/31/2020
				Restated
Raw materials and materials for use and consumption	-	‐	104,233,143	68,851,960
Personnel expenses	175,933	153,338	1,575,066	1,414,567
Freight and storage	-	-	899,188	1,073,971
Depreciation and amortization	11,936	2,775	653,118	595,531
Amortization of right-of-use assets	6,093	4,690	260,716	242,670
Advertising and marketing	16	312	106,352	143,694
Services provided by third parties	104,039	40,030	399,904	184,532
Other expenses	21,296	19,885	101,819	139,379
Allocation of SSC/Holding expenses	(294,386)	(221,030)	-	-
Total	24,927	-	108,229,306	72,646,304
Classified as:
Cost of products and services sold	-	-	104,827,966	70,056,447
Selling and marketing	-	-	1,934,789	1,595,871
General and administrative	24,927	-	1,466,551	993,986
Total	24,927	-	108,229,306	72,646,304

29. Gain (loss) on disposal of PP&E and intangibles (Consolidated)

The gain or loss is determined as the difference between the selling price and residual book value of the investment, PP&E, and intangible asset. In 2021 the gain was R$ 184,189 (gain of R$ 85,455 in 2020 – restated), represented primarily from sale of Conectcar and of PP&E.

118

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

30. Other operating income, net (Consolidated)

	12/31/2021	12/31/2020
		Restated
Other operating income, net:
Commercial partnerships (1)	25,511	19,469
Merchandising (2)	33,144	25,703
Extraordinary tax credits (3)	213,183	136,561
Property rental (4)	26,026	24,825
Revenue from miscellaneous services (administrative, commercial and IT services)	96,742	91,726
Contractual fine and gas voucher	10,332	9,685
Others	40,898	13,416
	445,836	321,385
Other operating expenses, net:
Property rental (4)	(116,744)	(92,117)
Taxes on other operating income (5)	(23,416)	(24,929)
Fines for tax infractions	(3,702)	(5,692)
Decarbonization obligation (6)	(161,281)	(124,287)
Others	(44,527)	(10,326)
	(349,670)	(257,351)
Other operating income, net	96,166	64,034

(1)	Refers to contracts with service providers and suppliers, which establish trade agreements for convenience stores and gas stations.
(2)	Refers to contracts with suppliers of convenience stores, which establish, among other agreements, promotional campaigns.
(3)	Refers substantially to PIS and COFINS credits (see Note 8.a.3), registered on calendar year 2021.
(4)	Refers to Ipiranga’s income and expenses with property rentals and sublease, especially for establishment of own gas stations, linked to contractual requirements for the preservation of the brand.
(5)	Refers substantially to ICMS, ISS, PIS and COFINS.
(6)	Refers to the obligation adopted by the RenovaBio to set decarbonization targets for its sector.

119

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

31. Finance income (Expense)

	Parent		Consolidated
	12/31/2021	12/31/2020	12/31/2021	12/31/2020
				Restated (i)
Finance income:
Interest on financial investments	34,690	42,749	101,326	93,667
Interest from customers	-	-	109,999	132,155
Changes in subscription warrants – indemnification (see Note 25)	33,180	-	33,180	-
Selic interest on extraordinary PIS/COFINS credits (see Note 8.a.3)	-	-	201,795	121,565
Other finance income	444	273	13,854	10,279
	68,314	43,022	460,154	357,666
Finance expenses:
Interest on loans	(14,801)	(43,503)	(410,430)	(337,324)
Interest on debentures	(80,241)	(53,960)	(306,539)	(321,656)
Interest on leases payable	(3,220)	(4,238)	(110,878)	(109,318)
Bank charges, financial transactions tax, and other charges	(1,430)	(1,853)	(70,801)	(46,878)
Exchange variation, net of gains and losses with derivative financial instruments	-	-	(239,106)	(58,944)
Changes in subscription warranty – indemnification (see Note 25)	-	(17,353)	-	(17,353)
Interest of provisions and other expenses	-	-	(85,132)	(16,541)
	(99,692)	(120,907)	(1,222,886)	(908,014)
Finance income (expense)	(31,378)	(77,885)	(762,732)	(550,348)

(i) For further details, see Note 3.c.3.

120

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

32. Earnings per share (Parent and Consolidated)

The table below presents a reconciliation of numerators and denominators used in computing earnings per share. The Company has a deferred stock plan and subscription warrants – indemnification, as mentioned in Notes 9.c and 25, respectively.

	12/31/2021			12/31/2020 - Restated (ii)
	Continuing operations	Discontinued operations (i)	Total	Continuing operations	Discontinued operations (i)	Total
Basic earnings per share
Net income for the year of the Company	785,199	65,264	850,463	612,750	280,633	893,383
Weighted average shares outstanding (in thousands)	1,090,500	1,090,500	1,090,500	1,089,414	1,089,414	1,089,414
Basic earnings per share – R$	0.7200	0.0598	0.7799	0.5625	0.2576	0.8201
Diluted earnings per share
Net income for the year of the Company	785,199	65,264	850,463	612,750	280,633	893,383
Weighted average shares outstanding (in thousands), including dilution effects	1,096,962	1,096,962	1,096,962	1,095,842	1,095,842	1,095,842
Diluted earnings per share – R$	0.7158	0.0595	0.7753	0.5592	0.2561	0.8152
Weighted average shares outstanding (in thousands)
Weighted average shares outstanding for basic per share			1,090,500			1,089,414
Dilution effect
Subscription warrants – indemnification			3,548			3,570
Deferred stock plan			2,914			2,858
Weighted average shares outstanding for diluted per share			1,096,962			1,095,842

(i)	For further details, see Note 3.c.2.
(ii)	For further details, see Note 3.c.3.

Earnings per share were adjusted retrospectively by the issuance of 2,297,491 common shares due to the partial exercise of the rights conferred by the subscription warrants disclosed in note 25.

121

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

33. Segment information

The Company operates six main business segments: gas distribution, fuel distribution, chemicals, (presented as discontinued operations), storage, drugstores (presented as discontinued operations) and digital payments. The gas distribution segment (Ultragaz) distributes LPG to residential, commercial, and industrial consumers, especially in the South, Southeast, and Northeast regions of Brazil. The fuel distribution segment (Ipiranga) operates the distribution and marketing of gasoline, ethanol, diesel, fuel oil, kerosene, natural gas for vehicles, and lubricants and related activities throughout all the Brazilian territory. The storage segment (Ultracargo) operates liquid bulk terminals, especially in the Southeast and Northeast regions of Brazil. The digital payments segment (Abastece aí) offers digital payments services, combining the “abastece aí” app and the loyalty program “Km de Vantagens”. The segments shown in the financial statements are strategic business units supplying different products and services. Intersegment sales are at prices similar to those that would be charged to third parties.

The chemicals segment (Oxiteno) produces ethylene oxide and its main derivatives and fatty alcohols, which are raw materials used in the home and personal care, agrochemical, paints, varnishes, and other industries. The drugstores segment (Extrafarma) trades pharmaceutical, hygiene, and beauty products through its own drugstore chain in the North, Northeast and Southeast regions of the country. Both have their information by segment presented in Note 3.c.2, discontinued operations.

122

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

a. Financial information related to segments

The main financial information of each of the continuing operations Company’s segments are stated as follows. For discontinued operations see note 3.c.2.

	12/31/2021
Income	Ipiranga	Ultragaz	Ultracargo	Abastece aí	Subtotal	Others (1) (2)	Elimination	Total
Net revenue from sales and services	99,382,617	9,744,659	713,096	84,733	109,925,105	22,452	(214,715)	109,732,842
Transactions with third parties	99,382,547	9,740,657	518,762	84,733	109,726,699	6,143	-	109,732,842
Intersegment transactions	70	4,002	194,334	-	198,406	16,309	(214,715)	-
Cost of products and services sold	(96,110,408)	(8,626,340)	(285,406)	-	(105,022,154)	70	194,118	(104,827,966)
Gross profit	3,272,209	1,118,319	427,690	84,733	4,902,951	22,522	(20,597)	4,904,876
Operating income (expenses)
Selling and marketing	(1,409,350)	(438,697)	(9,213)	(71,345)	(1,928,605)	(6,184)	-	(1,934,789)
Loss allowance (reversion) for expected credit losses	23,536	(20,482)	69	-	3,123	-	-	3,123
General and administrative	(846,441)	(202,002)	(127,117)	(113,544)	(1,289,104)	(198,044)	20,597	(1,466,551)
Gain (loss) on disposal of property, plant and equipment and intangibles	183,862	2,138	(1,754)	(9)	184,237	(48)	-	184,189
Other operating income, net	74,574	10,976	3,876	5,159	94,585	1,581	-	96,166
Operating income (loss)	1,298,390	470,252	293,551	(95,006)	1,967,187	(180,173)	-	1,787,014
Share of profit (loss) of subsidiaries, joint ventures and associates	(859)	(104)	602	-	(361)	(17,273)	-	(17,634)
Operating income before finance income (expenses) and income and social contribution taxes	1,297,531	470,148	294,153	(95,006)	1,966,826	(197,446)	-	1,769,380
Depreciation of PP&E and amortization of intangible assets charges	325,942	211,014	76,421	14,365	627,742	25,376	-	653,118
Amortization of contractual assets with customers – exclusive rights	280,975	1,546	-	-	282,521	-	-	282,521
Amortization of right-of-use assets	182,245	46,579	25,440	267	254,531	6,185	-	260,716
Total of depreciation and amortization	789,162	259,139	101,861	14,632	1,164,794	31,561	-	1,196,355

123

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

	31/12/2020 - Restated
Income	Ipiranga	Ultragaz	Ultracargo	Abastece aí	Subtotal Segments	Others (1) (2)	Elimination	Total
Net revenue from sales and services	66,133,035	7,408,342	644,177	17,223	74,202,777	48,325	(193,046)	74,058,056
Transactions with third parties	66,132,828	7,403,632	504,725	17,223	74,058,408	(352)	-	74,058,056
Intersegment transactions	207	4,710	139,452	-	144,369	48,677	(193,046)	-
Cost of products and services sold	(63,609,871)	(6,310,157)	(270,010)	-	(70,190,038)	207	133,384	(70,056,447)
Gross profit	2,523,164	1,098,185	374,167	17,223	4,012,739	48,532	(59,662)	4,001,609
Operating income (expenses)
Selling and marketing	(1,164,779)	(404,776)	(7,278)	(13,945)	(1,590,778)	(5,093)	-	(1,595,871)
Loss allowance (reversion) for expected credit losses	2,863	(18,514)	370	-	(15,281)	-	-	(15,281)
General and administrative	(568,963)	(196,883)	(122,965)	(33,164)	(921,975)	(131,673)	59,662	(993,986)
Gain (loss) on disposal of property, plant and equipment and intangibles	78,952	7,936	(1,433)	-	85,455	-	-	85,455
Other operating income, net	44,195	8,265	8,898	920	62,278	1,756	-	64,034
Operating income (loss)	915,432	494,213	251,759	(28,966)	1,632,438	(86,478)	-	1,545,960
Share of profit (loss) of subsidiaries, joint ventures and associates	(932)	(53)	392	-	(593)	(43,438)	-	(44,031)
Operating income before finance income (expenses) and income and social contribution taxes	914,500	494,160	252,151	(28,966)	1,631,845	(129,916)	-	1,501,929
Depreciation of PP&E and amortization of intangible assets charges	314,511	192,241	65,838	4,053	576,643	18,888	-	595,531
Amortization of contractual assets with customers – exclusive rights	287,800	1,636	-	-	289,436	-	-	289,436
Amortization of right-of-use assets	177,039	41,015	19,482	40	237,576	5,094	-	242,670
Total of depreciation and amortization	779,350	234,892	85,320	4,093	1,103,655	23,982	-	1,127,637

(1)	Includes in the line “General and administrative” and revenue on disposal of PP&E and intangibles the amount of R$ 154,640 in 2021 (R$ 87,363 in 2020) of expenses related to Ultrapar's holding structure, including the Presidency, Financial Board, Legal Board, Board of Directors and Fiscal Council, Risk, Compliance and Audit Board and Sustainability Board.
(2)	The “Others” column consists of financial income and expenses, income tax and social contribution of the segments, the parent company Ultrapar and the subsidiaries Serma, Imaven Imóveis Ltda. (“Imaven”), Ultrapar International, UVC Investimentos, UVC - Fundo de investimento and equity of joint ventures of ConectCar, until September 30, 2021 and RPR.

124

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

	12/31/2021
Cash flow	Ipiranga	Ultragaz	Ultracargo	Abastece aí	Subtotal Segments	Others (3)	Elimination	Total
Acquisition of property, plant, and equipment	386,693	336,871	298,272	636	1,022,472	5,947	-	1,028,419
Acquisition of intangible assets	156,498	30,150	15,819	34,824	237,291	197	-	237,488
Payments of contractual assets with customers – exclusive rights	420,261	-	-	-	420,261	-	-	420,261
Decarbonization credits (see Note 16)	176,837	-	-	-	176,837	-	-	176,837

	31/12/2020 - Restated
Cash flow	Ipiranga	Ultragaz	Ultracargo	Abastece aí	Subtotal Segments	Others (3)	Elimination	Total
Acquisition of property, plant, and equipment	245,980	276,470	211,287	5,149	738,886	11,732	-	750,618
Acquisition of intangible assets	85,337	32,613	5,596	10,285	133,831	20,703	-	154,534
Payments of contractual assets with customers – exclusive rights	351,233	4,812	-	-	356,045	-	-	356,045
Decarbonization credits (see Note 16)	125,345	-	-	-	125,345	-	-	125,345

	12/31/2021
Assets	Ipiranga	Ultragaz	Ultracargo	Abastece aí	Subtotal Segments	Others (3)	Assets from subsidiaries held for sale	Total
Total assets (excluding intersegment transactions)	21,050,793	3,233,736	2,675,453	152,212	27,112,194	897,246	11,000,917	39,010,357

	12/31/2020
Assets	Ipiranga	Ultragaz	Oxiteno	Ultracargo	Extrafarma	Abastece aí	Subtotal Segments	Others (3)	Elimination	Total
Total assets (excluding intersegment transactions)	18,761,207	2,927,061	8,892,850	2,197,675	1,845,038	85,787	34,709,618	1,540,544	-	36,250,162

(3)	The “Others” column comprises the parent company Ultrapar (including goodwill from certain acquisitions) and the subsidiaries Serma, Imaven, Ultrapar International, UVC Investimentos and UVC - Fundo de investimento.

125

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

	12/31/2021	12/31/2020
		Restated
Income before financial result, income and social contribution taxes	1,769,380	1,501,929
Financial result, net	(762,732)	(550,348)
Income before income and social contribution taxes	1,006,648	951,581
Additions to PP&E and intangible assets (excluding intersegment account balances):
Ultragaz	367,021	309,083
Ipiranga	550,874	338,848
Ultracargo	316,873	218,898
Abastece aí	35,460	15,434
	1,270,228	882,263
Others (1)	6,143	32,437
Total additions to PP&E and intangible assets, excluding decarbonization credits (see Notes 15 and 16)	1,276,371	914,700
Asset retirement obligation – fuel tanks (see Note 22)	(451)	(163)
Capitalized borrowing costs	(10,013)	(9,385)
Total investments in PP&E and intangible assets (cash flow)	1,265,907	905,152
Addition on contractual assets with customers – exclusive rights (see Note 12):
Ipiranga	689,986	543,382
Ultragaz	-	5,703
Total	689,986	549,085

(1)	The “Others” column comprises the parent company Ultrapar (including goodwill from certain acquisitions) and the subsidiaries Serma, Imaven, Ultrapar International, UVC Investimentos and UVC – Fundo de investimento.

126

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

b. Geographic area information

The right-of-use assets, PP&E and intangible assets of the Company and its subsidiaries are located in Brazil, except those related to Oxiteno’ plants abroad, which were reclassified to assets of subsidiaries held for sale on December 31, 2021, for further details see Note 3.b, as shown below:

	12/31/2021	12/31/2020
United States of America	-	1,152,876
Mexico	-	163,042
Uruguay	-	90,347
	-	1,406,265

The subsidiaries generate revenue from operations in Brazil, as well as from exports of products to foreign customers, as disclosed below:

	12/31/2021	12/31/2020
		Restated (i)
Net revenue from sale and services:
Brazil	109,598,146	73,941,162
Other Latin American countries	69,523	45,356
United States of America and Canada	35,279	29,935
Europe	18,876	34,460
Others	11,018	7,143
Total	109,732,842	74,058,056

(i) For further information see Note 3.c.3.

127

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

34. Risks and financial instruments (Consolidated)

a. Risk management and financial instruments – governance

The main risks to which the Company and its subsidiaries are exposed reflect strategic/operational and economic/financial aspects. Operational/strategic risks (including, but not limited to, demand behavior, competition, technological innovation, and material changes in the industry structure) are addressed by the Company’s management model. Economic/financial risks primarily reflect default of customers, behavior of macroeconomic variables, such as exchange and interest rates, as well as the characteristics of the financial instruments used by the Company and its subsidiaries and their counterparties. These risks are managed through control policies, specific strategies, and the establishment of limits.

The Company has a policy for the management of resources, financial instruments, and risks approved by its Company’s Board of Directors (“Policy”). In accordance with the Policy, the main objectives of financial management are to preserve the value and liquidity of financial assets and ensure financial resources for the development of the business, including expansions. The main financial risks considered in the Policy are market risks (currencies, interest rates and commodities), liquidity and credit. The governance of the management of financial risks follows the segregation of duties below:

The execution of the Policy has done by corporate financial board, through its treasury department, with the assistance of the accounting, legal and tax departments.

The monitoring of compliance of the Policy and possible issues is the responsibility of the Risk and Investment Committee, (“Committee”), which is composed of CFO, Treasury Director, Controller and other directors designated by the CFO and which meet quarterly. The monthly monitoring of Policy standards is responsibility of the CFO.

Approval of the Policy and the periodic assessment of Company exposure to financial risks are subject to the approval of the Company’s Board of Directors of Ultrapar.

The Audit and Risks Committee advises the Company’s Board of Directors in the assessment of controls, management and exposure of financial risks and revision of Policy. The Risk, Compliance and Audit board monitors of standards compliance of the Policy and reports to the Audit and Risks Committee the risks exposure and compliance or noncompliance of the Policy.

128

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

b. Currency risk

Most transactions of the Company, through its subsidiaries, are located in Brazil and therefore, the reference currency for risk management is the Brazilian Real. Currency risk management is guided by neutrality of currency exposures and considers the risks of the Company and its subsidiaries and their exposure to changes in exchange rates. The Company considers as its main currency exposures the changes in assets and liabilities in foreign currency.

The Company and its subsidiaries use exchange rate hedging instruments (especially between the Brazilian Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts, and disbursements in foreign currency and net investments in foreign operations. Hedge is used in order to reduce the effects of changes in exchange rates on the Company´s income and cash flows in Brazilian Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts, and disbursements in foreign currencies to which they are related.

Assets and liabilities in foreign currencies are stated below, translated into Brazilian Reais:

b.1 Assets and liabilities in foreign currencies

	12/31/2021	12/31/2020
Assets in foreign currency
Cash, cash equivalents and financial investments in foreign currency (except hedging instruments)	122,242	1,413,276
Foreign trade receivables, net of loss allowance for expected credit losses and advances to foreign customers	1,324	307,829
Other assets	186,548	1,767,626
Asset exposure from subsidiaries held for sale	3,839,194	-
	4,149,308	3,488,731
Liabilities in foreign currency
Financing in foreign currency, gross of transaction costs and discount	(8,860,833)	(9,246,707)
Payables arising from imports, net of advances to foreign suppliers	(649,107)	(633,013)
Liabilities exposure from subsidiaries held for sale	(884,402)	-
	(10,394,342)	(9,879,720)
Foreign currency hedging instruments	2,933,572	4,837,554
Foreign currency hedging instruments from subsidiaries held for sale	1,786,471	-
Net liability position – total	(1,524,991)	(1,553,435)
Net (liability) asset position – income statement effect	(498,604)	186,306
Net liability position – equity effect from subsidiaries held for sale	(1,026,387)	(1,739,741)

129

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

b.2 Sensitivity analysis of assets and liabilities in foreign currency

For the base scenario, future market curves as of December 31, 2021 were used applied on the net position of the Company exposed to the currency risk, simulating the effects of appreciation and devaluation of the Real in the income statement, impacted by the average U.S. dollar of R$ 5.6514 on December 31,2021.

The table below shows the effects of exchange rate changes on the net liability position of R$ 1,524,991 in foreign currency as of December 31, 2021:

	Risk	Scenario
		Base
Income statement effect	Real devaluation	(25,230)
	Net effect	(25,230)
Income statement effect	Real appreciation	25,230
	Net effect	25,230

c. Interest rate risk

The Company and its subsidiaries adopt policies for borrowing and investing financial resources and for capital cost minimization. The financial investments of the Company and its subsidiaries are primarily held in transactions linked to the DI, as set forth in Note 5. Borrowings primarily relate to financing from Banco do Brasil, as well as debentures and borrowings in foreign currency, as shown in Note 17.

The Company attempts to maintain most of its financial interest assets and liabilities at floating rates.

130

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

c.1 Assets and liabilities exposed to floating interest rates

The financial assets and liabilities exposed to floating interest rates are demonstrated below:

	Note	12/31/2021	12/31/2020
DI
Cash equivalents	5.a	1,943,164	2,241,852
Financial investments	5.b	1,607,608	3,749,852
Loans and debentures	17.a	(4,855,517)	(6,947,362)
Liability position of foreign exchange hedging instruments – DI	34.g	(2,283,625)	(2,124,146)
Liability position of fixed interest instruments + IPCA – DI	34.g	(2,364,583)	(2,203,705)
Net liability position in DI		(5,952,953)	(5,283,509)
TJLP
Loans – TJLP	17.a	(326)	(29,803)
Net liability position in TJLP		(326)	(29,803)

LIBOR
Asset position of foreign exchange hedging instruments – LIBOR	34.g	279,047	260,958
Loans – LIBOR	17.a	(275,936)	(573,484)
Net liability position in LIBOR		3,111	(312,526)
Total net liability position exposed to floating interest		(5,950,168)	(5,625,838)

131

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

c.2 Sensitivity analysis of floating interest rate risk

For sensitivity analysis of floating interest rate risk, in December 31, 2021 the Company used the market curves of the reference indexes (DI, TJLP, LIBOR and SELIC) as a base scenario.

The tables below show the incremental expenses and income that would be recognized in finance income, if the market curves of floating interest at the base date were applied to the average balances of the current year, due to the effect of floating interest rate.

		12/31/2021
	Risk	Scenario
		Base
Exposure of interest rate risk

Interest effect on cash equivalents and financial	Increase in DI	153,160
Interest effect on debt in DI	Increase in DI	(360,652)
Interest rate hedging instruments (liabilities in DI) effect	Increase in DI	(221,157)
Incremental expenses		(428,649)
Interest effect on debt in TJLP	Increase in TJLP	(7)
Incremental expenses		(7)
Foreign exchange hedging instruments (assets in LIBOR) effect	Increase in LIBOR	11
Interest effect on debt in LIBOR	Increase in LIBOR	(94)
Incremental expenses		(83)

d. Credit risks

The financial instruments that would expose the Company and its subsidiaries to credit risks of the counterparty are basically represented by cash and bank deposits, financial investments, hedging instruments (see Note 5), and trade receivables (see Note 6).

d.1 Credit risk of financial institutions

Such risk results from the inability of financial institutions to comply with their financial obligations to the Company and its subsidiaries due to insolvency. The Company and its subsidiaries regularly conduct a credit review of the institutions with which they hold cash and cash equivalents, financial investments, and hedging instruments through various methodologies that assess liquidity, solvency, leverage, portfolio quality, etc. Cash and cash equivalents, financial investments, and hedging instruments are held only with institutions with a solid credit history, chosen for safety and soundness. The volume of cash and cash equivalents, financial investments, and hedging instruments are subject to maximum limits by each institution and, therefore, require diversification of counterparties.

132

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

d.2 Government credit risk

The Company's policy allows investments in government securities from countries classified as investment grade AAA or aaa by specialized credit rating agencies (S&P, Moody’s and Fitch) and in Brazilian government bonds. The volume of such financial investments is subject to maximum limits by each country and, therefore, requires diversification of counterparties.

The credit risk of financial institution and government of cash, cash equivalents and financial investments is summarized below:

	Fair value
Counterparty credit rating	12/31/2021	12/31/2020
AAA	3,606,000	8,190,428
AA	740,879	317,894
A	116,594	163,838
Total	4,463,473	8,672,160

d.3 Customer credit risk

The credit policy establishes the analysis of the profile of each new customer, individually, regarding their financial condition. The review carried out by the subsidiaries of the Company includes the evaluation of external ratings, when available, financial statements, credit bureau information, industry information and, when necessary, bank references. Credit limits are established for each customer and reviewed periodically, in a shorter period the greater the risk, depending on the approval of the responsible area in cases of sales that exceed these limits.

In monitoring credit risk, customers are grouped according to their credit characteristics and depending on the business the grouping takes into account, for example, whether they are natural or legal clients, whether they are wholesalers, resellers or final customers, considering also the geographic area.

The expected of credit losses are calculated by the expected loss approach based on the probability of default rates. Loss rates are calculated on the basis of the average probability of a receivable amount to advance through successive stages of default until full write-off. The probability of default calculation takes into account a credit risk score for each exposure, based on data considered to be capable of foreseeing the risk of loss (external classifications, audited financial statements, cash flow projections, customer information available in the press, for example), with addition of the credit assessment based on experience.

Such credit risks are managed by each business unit through specific criteria for acceptance of customers and their credit rating and are additionally mitigated by the diversification of sales. No single customer or group accounts for more than 10% of total revenue.

The subsidiaries of the Company request guarantees related to trade receivables and other receivables in specific situations to customers, but these guarantees don’t influence in the calculation of risk of loss.

133

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

The subsidiaries of the Company maintained the following loss allowance for expected credit losses balances on trade receivables:

	12/31/2021	12/31/2020
Ipiranga	422,542	447,389
Ultragaz	135,565	113,621
Oxiteno (*)	-	16,430
Extrafarma (*)	-	73
Ultracargo	1,526	1,594
Total	559,633	579,107

(*) On December 31, 2021 the balances were reclassified to assets of subsidiaries held for sale.

The table below presents information about credit risk exposure, resulting from the additions of the balances of trade receivables and reseller financing:

	12/31/2021			12/31/2020
	Weighted average rate of losses	Accounting balance	Provision for losses	Weighted average rate of losses	Accounting balance	Provision for losses
Current	0.6%	3,901,536	23,476	1.2%	3,751,067	44,091
less than 30 days	7.3%	109,284	8,005	2.2%	134,836	2,939
31-60 days	20.4%	57,545	11,746	8.2%	43,207	3,563
61-90 days	23.0%	39,177	9,016	10.9%	42,589	4,630
91-180 days	49.1%	50,588	24,818	36.8%	76,158	28,062
more than 180 days	57.5%	838,532	482,572	55.7%	890,756	495,822
		4,996,662	559,633		4,938,613	579,107

The information about loss allowance for expected credit losses balances by geographic area are as follows:

	12/31/2021	12/31/2020
Brazil	559,532	568,461
United States of America and Canada	3	1,146
Other Latin America countries	15	271
Europe	66	9,120
Others	17	109
	559,633	579,107

For more information about the allowance for loss allowance for expected credit losses, see Notes 6.a and 6.b.

134

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

d.4 Price risk

The Company and its subsidiaries are exposed to commodity price risk, due the fluctuation in prices for diesel and gasoline, among others. These products are traded on the stock exchange and are subjected to the impacts of macroeconomic and geopolitical factors outside the control of the Company and its subsidiaries.

To mitigate the risk of the fluctuation of diesel and gasoline prices, the Company and its subsidiaries permanently monitor the market, seeking to protection of price movements through hedge transactions for cargo purchased in the international market, used contracts of derivative for heating oil (diesel) and RBOB (gasoline) traded on the stock exchange.

The table below shows the positions of derivative financial instruments to hedge commodity price risk at December 31, 2021:

Derivative	Contract			Notional amount (m3)		Notional amount (USD thousands)		Fair value (R$ thousands)
	Position	Product	Maturity	12/31/2021	12/31/2020	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Term	Sold	Heating Oil	jan-22	167,255	108,429	103,148	42,399	2,269	(563)
Term	Sold	RBOB	jan-22	29,413	-	17,112	-	(967)	-
								1,302	(563)

135

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

e. Liquidity risk

The Company and its subsidiaries’ main sources of liquidity derive from (i) cash, cash equivalents, and financial investments, (ii) cash generated from operations and (iii) financing. The Company and its subsidiaries believe that these sources are sufficient to satisfy their current funding requirements, which include, but are not limited to, working capital, capital expenditures, amortization of debt, and payment of dividends.

The Company and its subsidiaries periodically examine opportunities for acquisitions and investments. They consider different types of investments, either directly, through joint ventures, or through associated companies, and finance such investments using cash generated from operations, debt financing, through capital increases, or through a combination of these methods.

The Company and its subsidiaries believe to have sufficient working capital and sources of financing to meet their current needs. The gross indebtedness due over the next twelve months totaled R$ 3,605,377, including estimated interests on loans (for quantitative information, see Note 17.a). Furthermore, the investments realized in 2021 totaled R$ 1,883,839. On December 31, 2021, the Company and its subsidiaries had R$ 4,084,196 in cash, cash equivalents, and short-term financial investments (for quantitative information, see Note 5).

The table below presents a summary of financial liabilities as of December 31, 2021 by the Company and its subsidiaries, listed by maturity. The amounts disclosed in this table are the contractual undiscounted cash outflows, and, therefore, these amounts may be different from the amounts disclosed on the balance sheet.

Financial liabilities	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
Loans including future contractual interest (1) (2)	19,825,386	3,605,377	5,081,235	4,237,708	6,901,066
Currency and interest rate hedging instruments (3)	747,861	214,846	272,208	169,274	91,533
Trade payables	5,789,954	5,789,954	-	-	-
Leases payable	2,145,602	304,007	505,547	370,828	965,220

(1)	To calculate the estimated interest on loans some macroeconomic assumptions were used, including averaging for the period the following: (i) DI of 11.74% to 2022 and 10.32% to 2023; (ii) exchange rate of the Real against the U.S. dollar of R$ 5.75 in 2022, R$ 5.45 in 2023, R$ 5.10 in 2024 and R$ 4.90 as from 2025; (iii) TJLP of 6.08%; (iv) IPCA of 5.11% in 2022, 3.32% in 2023, 3.1% in 2024 and 3.0% as from 2025. (source: B3, Bulletin Focus and financial institutions).
(2)	Includes estimated interest payments on short-term and long-term loans until the payment date.
(3)	The currency and interest rate hedging instruments were estimated based on projected U.S dollar futures contracts and the futures curves of DI x Pre and DI x IPCA contracts quoted on B3 on December 31, 2021 and on the futures curve of LIBOR (ICE – Intercontinental Exchange) and commodities heating oil contracts quoted on New York Mercantile Exchange (“NYMEX”) on December 31, 2021. In the table above, only the hedging instruments with negative results at the time of settlement were considered.

136

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

f. Capital management

The Company manages its capital structure based on indicators and benchmarks. The key performance indicators related to the capital structure management are the weighted average cost of capital, net debt / EBITDA, interest coverage, and indebtedness / equity ratios. Net debt is composed of cash, cash equivalents, and financial investments (see Note 5) and loans, including debentures (see Note 17). The Company can change its capital structure depending on the economic and financial conditions, in order to optimize its financial leverage and capital management. The Company seeks to improve its return on invested capital by implementing efficient working capital management and a selective investment program.

g. Selection and use of financial instruments

In selecting financial investments and hedging instruments, an analysis is conducted to estimate rates of return, risks involved, liquidity, calculation methodology for the carrying value and fair value, and a review is conducted of any documentation applicable to the financial instruments. The financial instruments used to manage the financial resources of the Company and its subsidiaries are intended to preserve value and liquidity.

The Policy contemplates the use of derivative financial instruments only to cover identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). The risks identified in the Policy are described in the above sections and are subject to risk management. In accordance with the Policy, the Company and its subsidiaries can use forward contracts, Swaps, options, and futures contracts to manage identified risks. Leveraged derivative instruments are not permitted. Because the use of derivative financial instruments is limited to the coverage of identified risks, the Company and its subsidiaries use the term “hedging instruments” to refer to derivative financial instruments.

137

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes the position of hedging instruments entered by the Company and its subsidiaries:

Designated as hedge accounting

Product	Hedged object	Rates agreement		Maturity	Note	Notional amount [1]		Fair value
		Assets	Liabilities			12/31/2021	12/31/2020	12/31/2021	12/31/2020
Foreign exchange swap	Debt	USD + 4.65%	104.87% DI	sep-23	34.h.1	USD 125,000	USD 185,000	212,510	298,889
Foreign exchange swap	Debt	USD + LIBOR-3M + 1.14%	105.00% DI	jun-22	34.h.1	USD 50,000	USD 50,000	109,332	94,782
Interest rate swap	Debt	4.59% + IPCA	102.00% DI	sep-28	34.h.1	R$ 2,266,054	R$ 806,054	166,468	203,837
Interest rate swap	Debt	6.47%	99.94% DI	nov-24	34.h.1	R$ 90,000	R$ 90,000	(9,044)	3,498
Term	Firm commitments	BRL	Heating Oil	jan-22	34.h.1	USD 120,260	USD 42,399	1,302	(563)
NDF	Firm commitments	BRL	USD	jan-22	34.h.1	USD 68,361	USD 23,124	5,702	(733)
								486,270	599,710

Not designated as hedge accounting

Product	Hedged object	Rates agreement		Maturity	Notional amount [1]		Fair value
		Assets	Liabilities		12/31/2021	12/31/2020	12/31/2021	12/31/2020
Foreign exchange swap	Debt	USD + 0.18%	55.5% DI	-	-	USD 320,000	-	519,260
NDF	Firm commitments	USD	BRL	jun-22	USD 625,762	USD 378,550	3,463	(112,152)
Interest rate swap	Debt	2.67%	100% DI	-	-	R$ 1,300,000	-	(5)
Interest rate swap	Debt	5.25%	DI - 1.36%	jun-29	USD 300,000	-	(126,752)	-
							(123,289)	407,103

(1) Currency as indicated.

All transactions mentioned above were properly registered with CETIP S.A.

138

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial statements

(In thousands of Brazilian Reais, unless otherwise stated)
h. Hedge accounting

The Company and its subsidiaries use derivative and non-derivative financial instruments for hedging purposes and test, throughout the duration of the hedge, their effectiveness, as well as the changes in their fair value.

h.1 Fair value hedge

The Company and its subsidiaries designate as fair value hedges certain financial instruments used to offset the variations in interest and exchange rates, which are based on the market value of financing contracted in Brazilian Reais and U.S. dollars.

The foreign exchange hedging instruments designated as fair value hedge are:

In thousands, except the DI %	12/31/2021	12/31/2020
Notional amount – US$	175,000	235,000
Result of hedging instruments – gain/(loss) – R$	21,812	574,378
Fair value adjustment of debt – R$	47,064	(13,131)
Finance expense in the statements of profit or loss – R$	(105,059)	(597,735)
Average effective cost – DI %	104.9	104.1

For more information, see Note 17.c.1.

The interest rate hedging instruments designated as fair value hedge are:

In thousands, except the DI %	12/31/2021	12/31/2020
Notional amount – US$	2,226,054	806,054
Result of hedging instruments – gain/(loss) – R$	(17,922)	67,446
Fair value adjustment of debt – R$	166,374	(18,446)
Finance expense in the statements of profit or loss – R$	(245,710)	(99,555)
Average effective cost – DI %	102.0	95.8

For more information, see Notes 17.f.2, 17.f.4, 17.f.6, 17.f.8, 17.f.9 and f.10.

In thousands, except the DI %	12/31/2021	12/31/2020
Notional amount – US$	90,000	90,000
Result of hedging instruments – gain/(loss) – R$	(10,088)	6,528
Fair value adjustment of debt – R$	11,756	3,250
Finance expense in the statements of profit or loss – R$	(5,914)	(8,968)
Average effective cost – DI %	99.9	99.9

For more information, see Note 17.f.7.

139

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The foreign exchange hedging instruments and commodities designated as fair value hedge are as described below and are concentrated in subsidiary IPP. The purpose of this relationship is to transform the cost of the imported product from fixed to variable until the moment of blend the fuel, as occurs with the price practiced in its sales. The IPP realizes these operations with over-the-counter derivatives that are designated in a hedge accounting relationship, as a fair value hedge in an amount equivalent to the inventories of imported product.

In thousands	12/31/2021	12/31/2020
Notional amount – US$	188,621	65,523
Result of hedging instruments – gain/(loss) – R$	(129,670)	(87,448)
Fair value adjustment of inventories – R$	(4,352)	18,468

h.2 Cash flow hedge

The Company and its subsidiaries designate, as cash flow hedge for protection against variations arising from exchange rate changes, derivative financial instruments to hedge firm commitments and non-derivative financial instruments to hedge highly probable future transactions.

On December 31, 2021, the notional amount of foreign exchange hedging instruments for highly probable future transactions designated as cash flow hedge, related to notes in the foreign market totaled US$ 386,787 (US$ 468,215 on December 31, 2020). On December 31, 2021, the unrealized gain of “Other comprehensive income” is R$ 7,880 (loss of R$ 315,403 on December 31, 2020), net of deferred IRPJ and CSLL. The impacts and balances of cash flow hedge are recognized at Oxiteno, a group company that was reclassified as held for sale and discontinued operations.

h.3 Net investment hedge in foreign entities

The Company and its subsidiaries designate, as net investment hedge in foreign entities, notes in the foreign market, for hedging net investment in foreign entities, to offset changes in exchange rates.

On December 31, 2021 the balance of foreign exchange hedging instruments designated as net investments hedge in foreign entities, related to part of the investments made in entities which functional currency is other than the Brazilian Real, totaled US$ 95,000 (US$ 95,000 on December 31, 2020), being recognized a loss in “Other comprehensive income” of R$ 24,064 on December 31, 2021 (loss of R$ 73,108 on December 31, 2020), net of deferred income and social contribution taxes. The effects of exchange variation on investments and notes in the foreign market were offset in shareholders' equity.

The impacts and balances of net investments hedge in foreign are recognized at Oxiteno, a group company that was reclassified as held for sale and discontinued operations

140

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

i. Gains (losses) on hedging instruments

The following tables summarize the value of gains (losses) recognized, which affected the equity of the Company and its subsidiaries:

	12/31/2021
	Profit or loss	Equity
a – Exchange rate derivates receivable in U.S. dollars (i) and (ii) and commodities	(205,680)	-
b – Interest rate swaps in R$ (iii)	(101,488)	-
c – Non-derivative financial instruments (iv)	21,547	(753,655)
Total	(285,621)	(753,655)

	12/31/2020
	Profit or loss	Equity
a – Exchange rate derivates receivable in U.S. dollars (i) and (ii) and commodities	497,210	-
b – Exchange rate derivates payable in U.S. dollars (ii)	(330,999)	80
c – Interest rate swaps in R$ (iii)	58,131	-
d – Non-derivative financial instruments (iv)	(919,219)	(737,471)
Total	(694,877)	(737,391)

(i)	Does not consider the effect of exchange rate variation of exchange Swaps receivable in U.S. dollars when this effect is offset in the gain or loss of the hedged item (debt/firm commitments).
(ii)	Considers the designation effect of foreign exchange hedging.
(iii)	Considers the designation effect of interest rate hedging in Brazilian Reais; and
(iv)	Considers the results of notes in the foreign market (for more information see Note 17.b).

141

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

j. Fair value of financial instruments

The fair values and the carrying values of the financial instruments, including currency and interest rate hedging instruments, are stated below:

			12/31/2021		12/31/2020
	Category	Note	Carrying value	Fair value	Carrying value	Fair value
Financial assets:
Cash and cash equivalents
Cash and bank	Measured at amortized cost	5.a	334,547	334,547	405,081	405,081
Financial investments in local currency	Measured at fair value through other comprehensive income	5.a	1,943,164	1,943,164	2,241,852	2,241,852
Financial investments in foreign currency	Measured at fair value through profit or loss	5.a	2,363	2,363	14,561	14,561
Financial investments:
Fixed-income securities and funds in local currency	Measured at fair value through profit or loss	5.b	1,607,608	1,607,608	3,643,286	3,643,286
Fixed-income securities and funds in local currency	Measured at fair value through other comprehensive income	5.b	-	-	31,315	31,315
Fixed-income securities (guarantee of loans)	Measured at amortized cost	5.b	-	-	75,251	75,251
Fixed-income securities and funds in foreign currency	Measured at fair value through other comprehensive income	5.b	103,239	103,239	1,278,940	1,278,940
Currency and interest rate hedging and commodities instruments	Measured at fair value through profit or loss	5.b	472,552	472,552	981,874	981,874
Trade Receivables	Measured at amortized cost	6.a	3,438,995	3,367,012	3,391,122	3,369,766
Reseller Financing	Measured at amortized cost	6.b	998,034	992,359	968,384	965,645
Total			8,900,502	8,822,844	13,031,666	13,007,571
Financial liabilities:
Financing	Measured at fair value through profit or loss	17.a	1,011,374	1,011,374	1,308,928	1,308,928
Financing	Measured at amortized cost	17.a	8,082,323	8,380,088	9,406,013	10,186,947
Debentures	Measured at amortized cost	17.a	4,599,525	4,529,439	5,450,751	5,363,621
Debentures	Measured at fair value through profit or loss	17.a	2,487,244	2,487,244	1,093,365	1,093,365
Leases payable	Measured at amortized cost	14	1,348,311	1,348,311	1,833,288	1,833,288
Commodities, currency and interest rate hedging instruments	Measured at fair value through profit or loss	17.a	197,177	197,177	117,159	117,159
Trade payables	Measured at amortized cost	18	5,789,954	5,727,724	4,040,652	4,008,457
Subscription warrants – indemnification	Measured at fair value through profit or loss	25	51,296	51,296	86,439	86,439
Total			23,567,204	23,732,653	23,336,595	23,998,204

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Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The fair value of financial instruments, including currency and interest hedging instruments, was determined as follows:

  The fair value of cash and bank deposit balances are identical to their carrying values.

  Financial investments in investment funds are valued at the value of the fund unit as of the date of the financial statements, which corresponds to their fair value.

  Financial investments in CDBs (Bank Certificates of Deposit) and similar investments offer daily liquidity through repurchase at the “yield curve” and the Company calculates their fair value through methodologies commonly used for mark to the market.

  The fair value of trade receivables and trade payables are approximate to their carrying values and the Company calculates its fair value through methodologies commonly used in the market.

  The subscription warrants – indemnification was measured based on the share price of Ultrapar (UGPA3) at the financial statements date and are adjusted to the Company’s dividend yield, since the exercise is only possible starting in 2020 onwards and they are not entitled to dividends until then. The number of shares of subscription warrants – indemnification is also adjusted according to the changes in the amounts of provision for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014 (see Note 25).

  The fair value calculation of notes in the foreign market is based on the quoted price in an active market (see Note 17.b).

The fair value of other financial investments, financing and leases payable was determined using calculation methodologies commonly used for mark-to-market reporting, which consist of calculating future cash flows associated with each instrument adopted and adjusting them to present value at the market rates as of the date of the financial statements. For some cases where there is no active market for the financial instrument, the Company and its subsidiaries can use quotes provided by the transaction counterparties.

The interpretation of market information on the choice of calculation methodologies for the fair value requires considerable judgment and estimates to obtain a value deemed appropriate to each situation. Consequently, the estimates presented do not necessary indicate the amounts that may be realizable in the current market.

Financial instruments were classified as financial assets or liabilities measured at amortized cost, except (i) all exchange rate and interest rate hedging instruments, which are measured at fair value through profit or loss, financial investments classified as measured at fair value through profit or loss and financial investments that are classified as measured at fair value through other comprehensive income (see Note 5.b), (ii) loans and financing measured at fair value through profit or loss (see Note 17.a), (iii) guarantees to customers that have vendor arrangements (see Note 17.i), which are measured at fair value through profit or loss, and (iv) subscription warrants – indemnification, which are measured at fair value through profit or loss (see Note 25). Cash, banks, trade receivables and reseller financing are classified as measured at amortized cost. Trade payables, leases payable and other payables are classified as financial liabilities measured at amortized cost.

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Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

j.1 Fair value hierarchy of financial instruments

The financial instruments are classified in the following categories:

(a) Level 1 – prices negotiated (without adjustment) in active markets for identical assets or liabilities;

(b) Level 2 – inputs other than prices negotiated in active markets included in Level 1 and observable for the asset or liability, either directly (as prices) or indirectly (derived from prices).

The table below shows the categories of the financial assets and financial liabilities:

	Category	Note	12/31/2021	Level 1	Level 2
Financial assets:
Cash and cash equivalents
Cash and bank	Measured at amortized cost	5.a	334,547	-	-
Financial investments in local currency	Measured at fair value through other comprehensive income	5.a	1,943,164	-	1,943,164
Financial investments in foreign currency	Measured at fair value through profit or loss	5.a	2,363	2,363	-
Financial investments:
Fixed-income securities and funds in local currency	Measured at fair value through profit or loss	5.b	1,607,608	1,607,608	-
Fixed-income securities and funds in foreign currency	Measured at fair value through other comprehensive income	5.b	103,239	-	103,239
Currency and interest rate hedging and commodities instruments	Measured at fair value through profit or loss	5.b	472,552	-	472,552
Trade Receivables	Measured at amortized cost	6.a	3,367,012	-	-
Reseller Financing	Measured at amortized cost	6.b	992,359	-	-
Total			8,822,844
Financial liabilities:
Financing	Measured at fair value through profit or loss	17.a	1,011,374	-	1,011,374
Financing	Measured at amortized cost	17.a	8,380,088	-	-
Debentures	Measured at amortized cost	17.a	4,529,439	-	-
Debentures	Measured at fair value through profit or loss	17.a	2,487,244	-	2,487,244
Leases payable	Measured at amortized cost	14	1,348,311	-	-
Commodities, currency and interest rate hedging instruments	Measured at fair value through profit or loss	17.a	197,177	-	197,177
Trade payables	Measured at amortized cost	18	5,727,724	-	-
Subscription warrants – indemnification (1)	Measured at fair value through profit or loss	25	51,296	-	51,296
Total			23,732,653

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Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Category	Note	12/31/2020	Level 1	Level 2
Financial assets:
Cash and cash equivalents
Cash and bank	Measured at amortized cost	5.a	405,081	-	-
Financial investments in local currency	Measured at fair value through other comprehensive income	5.a	2,241,852	-	2,241,852
Financial investments in foreign currency	Measured at fair value through profit or loss	5.a	14,561	14,561	-
Financial investments:
Fixed-income securities and funds in local currency	Measured at fair value through profit or loss	5.b	3,643,286	3,643,286	-
Fixed-income securities and funds in local currency	Measured at fair value through other comprehensive income	5.b	31,315	-	31,315
Fixed-income securities (guarantee of loans)	Measured at amortized cost	5.b	75,251	-	-
Fixed-income securities and funds in foreign currency	Measured at fair value through other comprehensive income	5.b	1,278,940	30,245	1,248,695
Currency and interest rate hedging and commodities instruments	Measured at fair value through profit or loss	5.b	981,874	-	981,874
Trade Receivables	Measured at amortized cost	6.a	3,369,766	-	-
Reseller Financing	Measured at amortized cost	6.b	965,645	-	-
Total			13,007,571
Financial liabilities:
Financing	Measured at fair value through profit or loss	17.a	1,308,928	-	1,308,928
Financing	Measured at amortized cost	17.a	10,186,947	-	-
Debentures	Measured at amortized cost	17.a	5,363,621	-	-
Debentures	Measured at fair value through profit or loss	17.a	1,093,365	-	1,093,365
Leases payable	Measured at amortized cost	14	1,833,288	-	-
Commodities, currency and interest rate hedging instruments	Measured at fair value through profit or loss	17.a	117,159	-	117,159
Trade payables	Measured at amortized cost	18	4,008,457	-	-
Subscription warrants – indemnification (1)	Measured at fair value through profit or loss	25	86,439	-	86,439
Total			23,998,204

(1) Refers to subscription warrants issued by the Company in the Extrafarma acquisition.

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Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

k. Sensitivity analysis of derivative financial instruments

The Company and its subsidiaries use derivative financial instruments only to hedge against identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). Thus, for purposes of sensitivity analysis of market risks associated with financial instruments,  the Company analyzes the hedging instrument and the hedged item together, as shown on the charts below.

For the sensitivity analysis of foreign exchange hedging instruments as of December 31, 2021, management adopted as a base scenario the Real/U.S. dollar exchange rates at maturity of each swap, projected by U.S dollar futures contracts quoted on B3. As a reference, the exchange rate for the last maturity of foreign exchange hedging instruments is R$ 10.25 (R$ 8.23 as of December 31, 2020) in the base scenario.

Based on the balances of the hedging instruments and hedged items as of December 31, 2021, the exchange rates were replaced, and the changes between the new balance in Brazilian Reais and the original balance in Brazilian Reais were calculated in each of the scenarios. The table below shows the change in the values of the main derivative instruments and their hedged items, considering the changes in the exchange rate in the different scenarios:

12/31/2021	Risk	Scenario Base
Currency swaps receivable in U.S. dollars
(1) U.S. Dollar / Real swaps	Dollar appreciation	137,304
(2) Debts / firm commitments in dollars		(137,301)
(1)+(2)	Net effect in result	3
Currency swaps payable in U.S. dollars
(3) Real / U.S. Dollar swaps	Dollar devaluation	49,935,747
(4) Gross margin of Oxiteno/Ipiranga		(49,935,747)
(3)+(4)	Net effect in result	-
Cash Flow Hedge
(1) Cash Flow Hedge	Dollar devaluation	528,360
(2) Debts		(528,360)
(1)+(2)	Net effect in equity	-
Net Investment hedge in foreign entities
(1) Net Investment Hedge	Dollar devaluation	252,423
(2) Debts		(252,423)
(1)+(2)	Net effect in equity	-

For sensitivity analysis of hedging instruments for interest rates in Brazilian Reais as of December 31, 2021, the Company used the futures curve of the DI x Pre contract quoted on B3 as of December 31, 2021 for each of the swap and debt (hedged item) maturities, to determine the base scenario.

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Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Based on the scenarios of interest rates in Brazilian Reais, the Company estimated the values of its debt and hedging instruments according to the risk which is being hedged (variations in the pre-fixed interest rates in Brazilian Reais), by projecting them to future value at the contracted rates and bringing them to present value at the interest rates of the estimated scenarios. The results are shown in the table below:

12/31/2021	Risk	Scenario Base
Interest rate swap (Real) – Debentures - CRA
(1) Fixed rate swap - DI	Decrease in Pre-fixed rate	(20,053,149)
(2) Fixed rate debt		20,053,149
(1)+(2)	Net effect in result	-

35. Commitments (Consolidated)

a. Contracts

a.1 Subsidiary Ultracargo Logística has agreements with CODEBA, with the Complexo Industrial Portuário Governador Eraldo Gueiros and with the company Empresa Maranhense de Administração Portuária, in connection with its port facilities in Aratu, Suape and Itaqui, respectively. Such agreements establish a minimum cargo movement of products, as shown below:

Port	Minimum movement per year	Maturity
Aratu	900,000 ton.	2022
Suape	250,000 ton.	2027
Suape	400,000 ton.	2029
Aratu	465,403 ton.	2031
Itaqui	1,222,377 m³	2049

If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement, based on the port tariff rates in effect on the date established for payment. As of December 31, 2021, these rates were R$ 8.37 and R$ 2.67 per ton for Aratu and Suape, respectively and R$ 0.85 per m³ for Itaqui. According to contractual conditions and tolerances, on December 31, 2021 there were not material pending issues regarding the minimum purchase limits of the contract.

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Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b. Insurance coverage

The Company is supported by insurance policies with the objective of covering several risks to which it is exposed.

In the insurance policies the maximum compensation values based on the risk analysis of certain locations.

The General Liability Insurance program covers the Ultrapar and its subsidiaries with a maximum aggregate coverage of US$ 250 million.

The Company maintains liability insurance policies for directors, executive officers and council to indemnify Ultrapar and its subsidiaries in the total amount of US$ 80 million.

In addition, group life and personal accident, health and national and international transportation and other insurance policies are also maintained.

The coverage and limit of the insurance policies are based on a careful study of risks and losses conducted by independent insurance advisors, being the type and amounts of insurance are considered by management to be sufficient to cover potential losses based that may occur in view of the nature of the activities conducted by the companies.

148

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

c. Area port lease

On March 22, 2019, Ultrapar, through its subsidiary IPP, won the port concessions of three areas with minimum storage capacity of 64 thousand m³ (not reviewed) located at the port of Cabedelo, in the state of Paraíba, and one area with minimum storage capacity of 66 thousand m³ (not reviewed) at the port of Vitória, in the state of Espírito Santo, which will be designated for handling, storage and distribution of fuels. These concessions were carried out by two consortiums of which IPP holds one third of the total participation. For the port of Cabedelo, the companies Nordeste Logística I, Nordeste Logística II and Nordeste Logística III were incorporated, in partnership with Raízen Combustível S.A. and Petrobrás Distribuidora S.A. For the port of Vitória, the company Navegantes was incorporated, in partnership with Raízen Combustível S.A. and Petrobrás Distribuidora S.A. The total investments regarding IPP’s stake sums up to R$160 million (not reviewed) for a concession term of 25 years.

On April 5, 2019, Company, through its subsidiary IPP and Ultracargo Logística, also won three concessions. IPP won two concessions in the port of Miramar, in Belém, state of Pará: (i) area BEL02A, through a consortium 50% owned by IPP, that shall have minimum storage capacity of 41 thousand m³, and (ii) area BEL04, which is currently operated by IPP with minimum storage capacity of 23 thousand m³. Such areas will be operated for at least 15 years, according to the auction notice. For the area BEL02A, Latitude was incorporated, together with Petróleo Sabbá S.A. Ultracargo Logística won the concession of area VDC12 in the port of Vila do Conde, in Barcarena, state of Pará. The minimum storage capacity will be 59 thousand m³. The area will be operated by Ultracargo Logística for at least 25 years, according to the auction notice. For the area VDC12, Tequimar Vila do Conde was incorporated (see Note 4.b). The estimated investments regarding the participation of IPP and Ultracargo Logística sums up to R$ 450 million, approximately, to be disbursed throughout the five years subsequent to the auction, including the auction grants and the minimum investment required for these areas.

On April 9, 2021, the Company, through its subsidiary Ultracargo Logística, won the auction for leasing the IQI13 area in the Itaqui port, State of Maranhão, for storage and handling of liquid bulk products, especially fuels. In the leased area, a new terminal will be built with a minimum installed capacity of 79 thousand cubic meters. The lease will have a minimum duration of 20 years according to the auction notice. For this capacity, an investment of approximately R$ 310 million is estimated, including the amount related to the grant, to be disbursed in up to six years after signature of the contract.

36. Subsequent events

a. Issuance of Extrafarma subscription bonus shares

On February 23, 2022, the Company’s Board of Directors confirmed the issuance of 43,925 common shares within the authorized capital limit provided by art. 6 of the Company's Bylaws, due to the partial exercise of the rights conferred by the subscription warrants (see note 25) issued by the Company when the merger of all Extrafarma shares by the Company, approved by the extraordinary general meeting of the Company held in January 31, 2014. The share capital of the Company will therefore be represented by 1,115,151,608 common shares, all of which are registered and without par value.

149

Message from the Management

The year of 2021 was one of significant transformations for the Ultra Group.

Ultragaz, Ultracargo and Oxiteno registered record results and profitability in 2021. Ipiranga and Extrafarma, in turn, had lower results in the first semester and, even with an improvement in their operations from the second semester onwards, they didn’t reach the expected levels of profitability. In this sense, we have implemented a series of operational changes and adjustments geared towards recovering Ipiranga's profitable growth trajectory over the course of 2022 and 2023.

We made significant progress in our portfolio review strategy, with the signing of the sale agreements of Oxiteno and Extrafarma (still pending approval from the Brazilian competition authority), in addition to the conclusion of the sale of our equity interest in ConectCar.

It’s worth mentioning the significant renovation of our management and governance structure carried out in 2021, strengthening the pillars for Ultra Group’s progress and perpetuity. In April, three new members were elected to Ultrapar’s Board of Directors, adding even more experience and skills to the Company. The succession of the executive leadership position of Ultra Group and Ipiranga was also carried out, as well as the establishment and subsequent beginning of the process for the succession plan to the Ultrapar’s Chairman of the Board of Directors, with the conclusion being expected for April 2023. In addition, we also highlight the renewal of the group of managers of Ultra Group and its businesses.

In 2021, despite the challenges imposed by the coronavirus pandemic, we continued to provide quality products and services to the Brazilian society, without any interruption and also keeping in mind our strict commitment to our employees’ health and safety. We continue focused on supporting society efforts to combat the pandemic, by donating hospital supplies, basic food baskets, LPG and hygiene items. Considering both 2020 and 2021, our contributions to support combating the pandemic amounted to R$ 45 million.

At the same time, we consolidated our sustainability strategy, which became an intrinsic part of the Company's strategic plan, strengthening the integrated perspective in the decision-making process, considering financial, social, environmental and corporate governance topics. Another highlight is the establishment of the Ultrapar’s Sustainability and Corporate Affairs executive position, in March 2021.

As to our consolidated financial results, net revenues totaled R$ 119 billion, 46% higher than 2020, as a result of higher revenues in all businesses, except Extrafarma. The Company achieved an EBITDA of R$ 4.1 billion, excluding the effects of Extrafarma’s impairment and capital gain from ConectCar’s sale, and a net income of R$ 884 million in 2021, of which R$ 404 million should be distributed as dividends to shareholders. We also highlight the post-investment operational cash generation, which amounted R$ 1.3 billion and contributed to the reduction of our financial leverage in an annual comparison. In September, we issued an Agribusiness Receivables Certificate (locally known as “CRA”) in the amount of R$ 960 million and cost of 102.75% of the CDI rate (Brazilian interbank deposit), extending our debt profile. As a result, we ended the year with a cash position of R$ 6.7 billion and an average debt duration of 4.6 years.

Ultrapar enters 2022 strengthened to increase long-term value creation for its shareholders and other stakeholders and ready for a new cycle of growth.

We thank all our employees for their commitment and engagement throughout the year and our other stakeholders for trusting our company.

Pedro Wongtschowski	Frederico Fleury Curado	Marcos Marinho Lutz
Chairman of the Board of Directors	Chief Executive Officer until Dec/21	Chief Executive Officer from Jan/22

150

2021 MANAGEMENT REPORT

Company profile

The Ultra Group holds 84 years of history, with its origins going back to 1937, when Ernesto Igel founded Ultragaz, a company which pioneered the use of liquified petroleum gas (LPG) as cooking gas. Since then, Ultrapar has become one of the largest business groups of Brazil, investing in essential utility services, occupying an outstanding position in their respective segments of activity: energy and infrastructure through Ipiranga, Ultragaz, and Ultracargo; specialty chemicals through Oxiteno; and retail pharmacy with Extrafarma.

In 1999, the Ultra Group simultaneously conducted an IPO on the New York Stock Exchange (NYSE) and on the São Paulo Stock Exchange (B3 S.A.). Since 2011, the Company’s shares have been listed on B3’s Novo Mercado segment.

Ultragaz

A pioneer and leader in the Brazilian market for LPG distribution, Ultragaz is a reference in safety, innovation and development of solutions for its customers, working both on bottled and bulk segments.

Ultracargo

The largest Brazilian private company of liquid bulk storage, Ultracargo is present in the main ports of Brazil, with modern terminals to store and handle chemical products, fuels and vegetable oils. In 2021, Ultracargo expanded its geographic position with the initialization of operation of its new terminal located in Vila do Conde, in the state of Pará.

Oxiteno

A leader in the production of surfactants and specialty chemicals, being focused on innovation and sustainability, Oxiteno is present in eight countries and has eleven industrial units (six in Brazil, three in Mexico, one in the USA and one in Uruguay).

Ipiranga

One of the largest Brazilian fuels and lubricants distribution companies, incorporating a network of more than 7 thousand service stations, each one of them increasingly completer and more digitized, in addition to the largest convenience store franchise, the AmPm network with 1.8 thousand stores.

Extrafarma

Retail pharmacy network with leading position in the North and Northeast regions of Brazil, located in ten states with about 400 drugstores and four distribution centers.

abastece aí

A digital payments company established in 2020 to leverage the benefits of the Km de Vantagens loyalty program and the abastece aí app. In 2021, abastece aí increased in 2 million its number of digital accounts.

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2021 MANAGEMENT REPORT

COVID-19

During the second year of the coronavirus pandemic, Ultra Group once more helped support the Brazilian society. In 2021, approximately R$ 8 million were donated to several initiatives to combat the pandemic and its consequences, totaling about R$ 45 million of contribution in the last two years.

With the pandemic worsening in the beginning of 2021, the Ultra Group and 11 other companies joined forces to donate more than 5 thousand oxygen concentrators to the Ministry of Health – together, the 12 companies invested more than R$ 35 million in this initiative. The Group also donated R$ 1.5 million to Instituto Butantã so that the organization could buy the equipment required for the facility to produce COVID-19 (ButanVac) and influenza vaccines.

Ultragaz distributed more than 2 thousand oxygen cylinders to hospitals in São Paulo and, thanks to its reseller network, the educational and awareness campaign on COVID-19 prevention reached more than 10 million people in 50 Brazilian cities. Ultragaz also donated 8 thousand LPG bottles and more than 2 thousand basic food baskets during the year. Ultracargo donated about 6 thousand basic food baskets to help communities near its operations.

In a partnership with AkzoNobel, Oxiteno supported the public school system in the region of Mauá, state of São Paulo, in an initiative involving the donation of 1 thousand basic food baskets to the families of students facing a situation of social vulnerability, the renovation of more than 14 thousand m² of school premises and the delivery of masks and alcohol gel to protect students and teachers when the on-site classes return.

In a partnership with the Brazilian Institute of Oil and Gas (IBP) and other companies, Ipiranga became part of a movement that donated about 4 million medicines necessary for the intubation of COVID-19 patients to the Ministry of Health. Ipiranga also joined forces with the United Nations International Children’s Emergency Fund (Unicef) and the Gerando Falcões and Aldeias Infantis NGOs to distribute personal protective equipment (PPEs), hygiene items, food vouchers and basic food baskets. In partnership with the municipal health department, the company also helped to provide the COVID-19 vaccine through the Saúde na Estrada program.

Together with the Transforma Brasil project, Extrafarma joined the A Fome Tem Pressa campaign, collecting an amount corresponding to 1.6 thousand basic food baskets thanks to the active participation of its employees – for each R$ 1 donated by an employee, the company donated the same amount, helping families facing a situation of social vulnerability in the regions of Ceará, Pará, and Rio Grande do Norte states. During 2021, about 20 thousand hygiene items and 2 thousand tons of food were collected to support NGOs such as Associação Comunitária Lucas Dantas (ACOLD), Jardim das Borboletas, Hospital Martagão and G10 Favelas.

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2021 MANAGEMENT REPORT

Innovation

The first innovation event of the Ultra Group was held in 2021 to promote innovation culture, with more than 700 participants. The event lasted two days and had the participation of external lectures and startups.

Through the UVC Investments, a corporate venture capital fund created in 2020, the Ultra Group has focused on investing in innovative companies and new technologies that are complementary to the Companies’ businesses. The fund, that has already invested in six startups, has been focused on opportunities in three segments: energy, mobility and digital technologies.

With its own innovation and R&D processes and structures, the businesses of the Group have advanced in their innovation strategies and digital transformation in 2021.

At Ultragaz, innovation and technology have guided the work of the Development of Solutions area, providing the market with an average of five new projects per year. Some of the highlights of 2021 include exclusive solutions to the agribusiness industry, automating the post-harvest activities and leading to more efficiency and cost reduction for customers. One of these solutions was Ultragaz Secagem de Grãos that uses temperature and humidity sensors to control the grains drying process to save energy. There have also been advances in the digital journey. Ultragaz reached 2.2 million downloads in the Ultragaz app and around 1 thousand resellers using the AmigU app, a delivery digitalization program that ensures the orders are sent to the closest dealer and provide customers with real-time delivery tracking. Finally, Ultragaz has made important progress on consolidating digital partnerships with iFood, Recargapay, and Cartão de Todos.

At Ultracargo, the Conecta project, a new managerial and operations systems architecture, has enabled the improvement of the processes and reinforced the level of security of the company’s transactions, with focus on maximizing the use of the assets and the level of service delivered to the customers, besides improving the supply chain performance. The project has already been implemented in the headquarter and in the terminals located in Itaqui (state of Maranhão), Suape (state of Pernambuco) and Vila do Conde (state of Pará) and will be implemented in other terminals in 2022. Furthermore, the implementation of the SOUL (Ultracargo Operations System) project has provided relevant gains in security and productivity, based on a new philosophy of continuous improvement of the processes, optimization of terminals operation and reducing losses. Finally, the company has also begun implementing the Soul+ Program, a program of ideas to encourage employees to propose innovative solutions that can be easily implemented to improve the operations performance.

Considering the whole open innovation ecosystem, which includes startups, companies, consulting firms, universities and institutes of science and technology, Oxiteno signed 33 contracts in 2021 — 8 of them being concept of proofs with startups, and 4 out of these 8 implemented in 2021. Working with co-funded partnerships, Oxiteno has been developing three projects with the Brazilian Company of Industrial Research and Innovation (EMBRAPII) and the Institute of Technological Research (IPT) of São Paulo. Oxiteno also counts with the expertise of more than 20 scholarship researchers from Inova Talentos program from the Euvaldo Lodi Institute (IEL) developed in partnership with the Brazilian Council for the Scientific and Technological Development (CNPq), and from 10 other CNPq scholarships for students on Undergraduate Research Internship, Master’s Degree and Doctorate for Innovation (MAI/DAI). In 2021, 16 patent requests were filed, with 8 of them being granted. Oxiteno also registered 64 new products with sales started in 2021. Oxiteno’s digital innovation laboratory, Xlab, transformed 36 ideas into products or solutions to meet demands from different areas of the company.

Ipiranga created in 2019 an innovation hub named Turbo to foster the interaction between the company and startups and to promote innovation culture. This hub enabled the company to receive two awards: winner on the Retail and Distribution category of the 100 Open Startups 2021 ranking and second position on the award in the Oil and Gas and Petrochemistry category from Valor Inovação award, which positioned Ipiranga among the most innovative companies in Brazil. Another highlight for Ipiranga in 2021 was the Ipiranga-Cebrap Challenge: Mobility and Trends. The challenge was created by Turbo and the Brazilian Center of Analysis and Planning (Cebrap) to encourage the production of scientific knowledge about urban mobility. In September, during the Urban Mobility Week, Turbo also released a webinar series Mobilidade em Transição (Transitioning Mobility) to promote discussions about mobility challenges.

The digital transformation initiatives of Extrafarma also advanced this year. A highlight of this transformation was the creation of the 360 app that helps on the dynamics of displaying the products in the physical drugstores and also on the communication and negotiation with the industry.

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Sustainability and ESG Performance

Ultra Group’s sustainability journey bared significant progress in 2021. The materiality matrix was updated to incorporate the topics of Data privacy and Ethics and integrity into the new topic of Governance and integrity, which encompasses the corporate governance structure. Two topics were also renamed – Relations with the local community was changed to Responsibility with the community, highlighting the focus on the communities surrounding the operations; and Culture of innovation, inclusion and excellence was changed to Inclusive culture and diversity, further highlighting the promotion of diversity and inclusion. The current materiality matrix of the Group is comprised of seven topics:

  Energy transition
  Eco-efficient operations
  Responsibility with the community
  Value chain
  Inclusive culture and diversity
  Health and safety
  Governance and integrity

With the creation of the Executive Directory of Sustainability in 2021, the company’s sustainability management model was strengthened and now coordinates ESG actions plan. ESG topics were also recurringly discussed during the meetings of the Executive Board, the Risks and Audit Committee and the Board of Directors of the Ultra Group. The company also elevated environmental, social and governance risks to strategic risks, improving the monitoring of such risks in each of its businesses and in the organization.

The Group has adhered to the United Nations Global Compact, reinforcing the commitment to the Sustainable Development Goals and the principles of the Compact, such as human and labor rights, environmental care, and anticorruption measures, strengthening the actions already undertaken. Ultragaz and Ipiranga have on their own been working with the Global Compact for more than a decade, while Oxiteno started in 2020.

Specific work groups (WGs) for the material topics were created, with about 250 people from the Holding and the businesses, to better understand the impacts and opportunities related to those topics and to develop a sustainable macro strategy for the organization. The WGs will keep working in 2022 and proceed with the follow-up on the action plans developed to achieve the goals.

Management of sustainability in businesses

Each company from the Ultra Group has its own materiality matrix. The topics are aligned to the Group’s priorities and take into consideration the specifics from their industries and the level of maturity of each business in the management of sustainability.

Ultragaz launched the Ultragaz Mais Sustentável ESG journey, a plan grounded over four pillars: human energy, energy for innovation, civic energy and ethical energy. Ultracargo developed and validated its Strategic Sustainability Plan setting its own specific targets and with the aim of strengthening the governance over the sustainability indicators and initiatives. Oxiteno has consolidated the action of the Sustainability Steering Committee, comprised of the senior leadership of the company, that follow the progress of the Strategic Sustainability Plan 2030. Besides updating its materiality matrix, Ipiranga focused on structuring and fostering its actions and the maturity of its own sustainability culture by focusing on engagement and specific skills for the teams. Extrafarma is still working with its Strategic Plan, with its senior leadership comprising a committee to keep track of the initiatives.

ESG ratings and indexes

The Ultra Group is under the assessment of different indexes and ratings that assess and classify organizations according to ESG criteria. Some of these include:

  MSCI ESG (Morgan Stanley Capital International), which ratings range from leader (AAA, AA), average (A, BBB, BB) to laggard (B, CCC). The Ultra Group’s current rating is A.
  FTSE4Good, which grants score out of a scale from 0 to 5 for each ESG factor (environmental, social and governance). The Ultra Group reached a score of 3 and is part of two indexes: FTSE4Good Emerging Index and FTSE4Good Emerging Latin America Index.
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  ICDPR70 (Brazil Climate Resilience Index – CDP): the Ultra Group is part of the portfolio in force until March 31, 2022. The Group achieved this score thanks to its performance in the CDP (Carbon Disclosure Project) Climate Change 2020 questionnaire, achieving the B score.
  ICO2 (Efficient Carbon Index) – B3, which Ultra Group has been part of since 2012.
  IGC (Differentiated Corporate Governance Index) and ITAG (Differentiated Tag Along Index) – B3, which Ultra Group has been part of since 2011.

Environmental performance

Energy transition

The presence of Ultra Group in the energy and infrastructure sectors, through Ultragaz, Ultracargo and Ipiranga, justifies the relevance of the energy transition as one of the material topics.

Under our view that Brazil will play a crucial part in the transition to a decarbonized economy, the Company signed the Empresários pelo Clima (Entrepreneurs for the Climate) letter in 2021, disclosed by the Brazilian Corporate Council for the Sustainable Development (CEBDS) on the eve of the 26th United Nations Climate Change Conference (COP26).

The businesses have been monitoring its GHG emissions and invested in several reduction initiatives. Every year the Ultra Group answers the CDP’s Disclosure, Insight, Action questionnaire assessing how the companies have managed the climate change topic. In 2021, the Group reached the C score (awareness level).

Ipiranga is involved in pilot initiatives related to electric mobility, keeping itself updated of the main trends of this topic. In a partnership with BMW, Ipiranga has installed electric car charging units in 44 of its service stations, located in 10 states plus the Federal District. In 6 gas stations located at Presidente Dutra highway, Ipiranga has installed fast chargers again in a partnership with BMW and EDP. Besides that, Ipiranga has also signed in 2021 another partnership to install new electric car charging units in the service stations in São Paulo and Rio Grande do Sul states. As part of its Carbono Zero Program, since 2014 Ipiranga has offset 100% of its direct (scope 1) and indirect (scope 2) emissions purchasing carbon credits. The company also offers compensation initiatives to its customers. Along with trading biofuels, Ipiranga’s portfolio presents options with additives that improve the vehicles’ performance, such as DT Clean gasoline and S10 RendMax diesel, which reduce not only the fuel consumption per kilometer, but also the emissions of pollutants.

Ultragaz has worked in the development of solutions to replace the most polluting energy sources for LPG and to allow the most efficient consumption of this input, thus contributing to reduce its customers’ carbon footprint.

Ultracargo prepared an inventory of emissions to obtain more accurate data and cooperate in the development of its climate change strategy. Besides that, the company seeks to identify technologies to reduce its direct emissions. The scope 2 emissions from the acquisition of electric energy were zeroed out in 2021 thanks to the migration to renewables sources, ensured by International REC Standard (I-REC) certificates – global system that ensure the tracking of the renewable energy origin.

Oxiteno defined the projects to be implemented to achieve a 25% reduction in emission intensity by ton of product produced in 2030. Oxiteno also finished its first analysis on the climate-related financial risks and became a member of the Ambição Net Zero program, a UN Global Compact initiative.

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Eco-efficient operations

The Ultra Group is committed towards the responsible and efficient use of natural resources and correct waste management. In regards to energy, it has implemented several initiatives to optimize the use of electric energy consumption that have a positive impact on the Company’s scope 2 emissions. At Ultracargo, Aratu (state of Bahia), Itaqui (state of Maranhão), Suape (state of Pernambuco) and Santos (state of São Paulo) terminals, which represent more than 90% of the company’s total consumption, are powered by renewable energy contracted from the free market. Ultragaz operations ended 2021 powered only by certified renewable energy, while Ipiranga is obtaining renewable energy certificates for all its units (bases, offices, and pools). In a partnership with the specialized company GDSolar, Ipiranga is also building 14 solar power plants to supply its services stations and franchises. In 2021, Extrafarma opened two solar power plants, one in Marabá (state of Pará) and the other in Cedro (state of Ceará), with an electricity generation equivalent to the energy consumed by 200 of its drugstores. There are two other biogas power plants operating since 2020.

Some actions have been focused on water efficiency as well. Ultracargo has rainwater harvesting systems in its terminals located in Santos (state of São Paulo), Itaqui (state of Maranhão) and Vila do Conde (state of Pará). For the Itaqui terminal, Ultracargo has been reusing water in the hydrostatic tests of the stage III expansion works and in the construction of the Vila do Conde terminal, saving 133 thousand m³ of water. Oxiteno started in 2021 the implementation of an innovative solution to sanitize trucks transporting the company’s products, in partnership with startups, reducing the volume of water required to the process by 99%. The estimative is that 700 thousand liters of water can be saved per year. Extrafarma has implemented several actions to optimize the use of water, with a 30% reduction of the company’s total consumption in 2021. Since 2020, Ultra Group answers the CDP’s Water Security questionnaire and, in 2021, the Group maintained the B score (management level).

Concerning waste management, Mauá (state of São Paulo) unit was the first of Ultragaz to stop transporting waste to landfills and in 2021 it was certified with the Aterro Zero seal. The company also has been very involved in water consumption reduction initiatives involving its operations, with a 14% reduction of water consumption per LPG ton sold. Oxiteno has been developing a pilot project with a specialized startup to test alternatives for waste resulting from its industrial processes. This initiative has been influenced by a goal of making Oxiteno an Aterro Zero company in terms of industrial waste. The only exception is the operation of Uruguay, as the country has no alternatives for waste management.

Social performance

Responsibility with the community

In 2021, the Ultra Group set forth two priorities to potentialize the impacts of its social actions – education and entrepreneurship. Six priority areas surrounding the operations have been chosen for a diagnostic assessment and the results will set the foundations for the social operations to be undertaken in those areas for the next years. The selected areas were:

  Barcarena (state of Pará) – Ultracargo and Ipiranga
  Aratu-Candeias (state of Bahia) – Ultracargo and Oxiteno
  São Luís-Itaqui (state of Maranhão) – Ultragaz, Ultracargo and Ipiranga
  Betim (state of Minas Gerais) – Ultragaz and Ipiranga
  Santos-Cubatão (state of São Paulo) – Ultragaz, Ultracargo and Ipiranga
  Canoas (state of Rio Grande do Sul) – Ultragaz and Ipiranga

Instituto Ultra is being revitalized to support the social performance of the Company, maintaining the businesses self-sufficiency, and impacting the priority areas even more.

Along defining the main priorities to be focused upon, the Group has maintained and supported social responsibility initiatives. In 2021, more than R$ 13 million have been allocated to several projects, from Company’s own funds and from incentive laws. At the beginning of 2022, Ultragaz, Ultracargo, Oxiteno and Ipiranga donated 8 thousand basic food baskets to the flood victims in the South region of Bahia, while Ipiranga also delivered more than 10 thousand liters of drinking water to the impacted area.

During 2021, Ultragaz participated in three awareness campaigns. The first one was a partnership with the Brazilian Society of Hypertension and it involved using its reseller network to distribute educational materials about hypertension, reaching more than 3 million people. The second one also involved its resellers distributing releases about the Que Corpo É Esse? (What is this Body?) show, produced by the NGO Childhood Brasil, Unicef, and the TV channel Futura. The show is part of the project Crescer sem Violência (To grow without violence) and has impacted more than 10 million people. The third campaign was named O Menino da Máscara Amarela (The Boy in the Yellow Mask) and was aimed to provide COVID-19 prevention awareness. More than 23 million people have been impacted by these educational campaigns during the year. Ultragaz has also taken part in women’s empowerment initiatives: a project in partnership with AFESU (Women’s Association of Social and University Studies) of qualifying young women that are socially vulnerable so they can have better job opportunities; a partnership with Consulado da Mulher (Consul) and Itaú Social to help educate low-income women; a partnership with Rede Mulher Empreendedora to implement a qualification program to promote entrepreneurship; thematic workshops for women at Instituto Alavanca and FIA (Fundação Instituto de Administração); and development of women’s financial emancipation and women’s rights awareness programs in partnership with ASPLANDE.

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In a partnership with FAENE (Faculdade de Negócios), Ultracargo offered a free capacity-building course to port logistics operators, promoting employability in the surroundings areas of the newly opened terminal in Vila do Conde, Barcarena (state of Pará). Ultracargo’s partnership with Instituto Ayrton Senna resulted in the implementation of a project at municipal public schools involving helping students from the 6th to the 9th grades of the Elementary Education in São Luís (MA) to develop social and emotional skills. Ultracargo expects to reach more than 10 thousand students in 2022. The company has also been maintaining the support to the Na Mão Certa program to prevent the sexual exploitation of children and adolescents in Brazilian highways, to the newspaper Comunidade em Ação award from the A Tribuna de Santos (SP) that recognizes social projects in the area and to Polo de Cidadania, an initiative from Comitê de Fomento do Polo Industrial de Camaçari (COFIC) to provide free health services to the communities of Camaçari (state of Bahia) and Dias D’Ávila (state of Bahia).

Oxiteno has updated its social operation strategy and released the Conectar volunteer program. The company also joined the UN Global Compact’s Young SDG Innovators Program with a digital transformation project and supporting the ODS Eu Pratico campaign to make the SDGs reach more people. Oxiteno also stood out structuring the Social Innovation and Entrepreneurship Challenge, released at the beginning of 2022, and aims to attract entrepreneurs and startups so they can develop sustainable solutions to address social issues.

Ipiranga promoted the 14th edition of the traveling program Saúde na Estrada (Health in the highways) to provide free health care service to truck drivers and travelers in the Brazilian highways along with people living in neighboring areas of the service stations taking part in the program. In 2021, 107 Ipiranga Rodo Rede service stations from 99 cities located in 19 Brazilian states held 123 events, covering over 28 thousand kilometers and providing over 57 thousand health care appointments. Keeping in mind Ipiranga’s social operational and employee engagement, the company went even further with its volunteer program, donating more than 2 thousand hours of volunteer work. Ipiranga’s actions in themes such as innovation, sustainability, entrepreneurship, and diversity reached students from public schools in the surrounding areas. Ipiranga has maintained its support to the Na Mão Certa program to combat the sexual exploitation of children and adolescents in highways. During the year, the company released awareness campaigns aimed at drivers and with specific actions, impacting more than 100 representatives from contracted shipping companies.

Value chain

To increase its positive impacts in society, Ultra Group seeks to support the financial, social and environmental development of its value chain (suppliers, Ultragaz resellers and Ipiranga resellers and franchisees). Before contracting services or companies, the Risks, Compliance, and Audit department investigates their reputation to ensure they comply with all the legal requirements and the Group’s ethical and integrity principles.

The Group also seeks to engage its business partners to take part in the sustainability journey. Ultragaz has developed two programs: the first one is aimed at critical suppliers, helping them implement best practices in their respective operations, obtaining a participation of 95% in the Carbon Disclosure Project programs (Water Resources and Climate Change); the second program involves developing educational content to help implement the practices related to the topic. Besides that, the Ultragaz’s program of reseller excellence, named Desafio Lapidar, has been introducing ESG best practices to its reseller network. Resellers have also been important allies to the company’s social and environmental impact actions. When the operations started in the Miramar (state of Pará) and Mucuripe (state of Ceará) bases, the surrounding resellers were invited to take part in the Ultragaz Reduz campaign to distribute leaflets promoting the conscious consumption of water and energy, besides the need for reduction of emissions of harmful air pollutants.

Ultracargo started its Compliance and Anticorruption Policy Training with the suppliers acting as external representatives and ensured all its employees have been informed about anticorruption policies and procedures, with 99.7% of them being trained in this specific topic.

As one of the pillars of the 2030 Strategic Sustainability Plan, Oxiteno reworked its supplier relationship program in 2021. In the program, suppliers are ranked based on their EcoVadis assessment performance, which analyzes topics concerning labor practices, human rights, ethics, sustainable acquisitions and environmental and the Supplier Quality Index (IQF) that considers aspects such as quality, service level and delivery. The best assessed suppliers are prioritized by Oxiteno’s supply strategy. The company uses the program to also support its partners in developing initiatives to improve their practices and processes.

Ipiranga has learned a lot with the Jornada do Revendedor (Reseller journey) project, created in 2019 to bring the company and reseller network closer, allowing Ipiranga to continuously improve its relationship stages throughout all levels. The highlights were the creation of the Ipiranga Top program to promote the adoption of best management practices and award the most engaged resellers and the launch of the Fique Ligado Whatsapp communication channel to ensure relevant information can be transmitted as fast as possible to resellers and franchisees. There is also a specific strategy for VIPs (employees from Ipiranga service stations) that includes a series of training and recognition actions. In 2021, more than 40 thousand VIPs from more than 4 thousand service stations received training from Escola de Varejo (Retail school), totaling more than 300 thousand hours of instruction.

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Inclusive culture and diversity

Ultra Group ended 2021 with 16 thousand employees that have several opportunities to develop themselves and go further in their career in the Company. As one of the material topics, the Group decided to seek more gender and ethnical equality and inclusion in the administration and leadership positions of the Holding and the other businesses. The Company will also focus on strengthening its work environment making it more inclusive in regards to accessibility, respect, and representation.

In 2021, the Holding released its diversity manifesto and performed a diversity and inclusion survey with its employees. For 2022, the Holding expects to create the Diversity Committee that should help further progress on developing this topic.

After structuring the Diversity and Inclusion Committee in 2020, Ultragaz released its Diversity Program with strategic priorities and operational pillars. Along with the constant use of its communication channels to highlighting the importance of this topic, the company also conducted diversity workshops with its leadership. Ultragaz also conducted a diversity and inclusion survey with its employees and 74% of them answered they felt the work environment was safe in terms of diversity and inclusion, while 77% of them believe the company is undertaking actions to increase diversity among the employees. The company also developed a focus group with cis and trans women to discuss initiatives for women and a mentorship program for women in a leadership position from production areas.

In Brazil, Oxiteno structured the affinity groups of its Diversity Program (women, professionals with disabilities, LGBTQIA+ and racial/ethnic). The Diversity Program was also released in the USA and Mexico operations. Another highlight was its adhesion to the UN Global Compact’s Equity is Priority campaign. The company also conducted cultural sensitivity training with the leadership, revitalized its internship programs to promote the hiring of more black employees, women and LGBTQIA+ employees, and has been working with specialized consulting services in strategies to attract more professionals with disabilities.

As part of its Diversity Program, Ipiranga joined the Women’s Empowerment Principles (WEPs), an initiative from both the UN Global Compact and the UN Women, as well as to the Sim à Igualdade Racial (Yes to Racial Equality) seal granted by Instituto Identidades Brasil (Brazil Identities Institute). During both cycles of its internship program in 2021, Ipiranga allocated 50% of its intern positions to applicants self-declared as black and of the approved applicants, 66% of them effectively were black. In terms of gender, Ipiranga ended 2021 with 43% of its Executive Board comprised of women (3 out of 7 members), conducted a career acceleration program with 30 employees (Women Speed), and in addition to this 75% of the new jobs within the trainee program are held by women. Ipiranga also participated in the Diver S/A (for LGBTQIA+ professionals) and Inclui PcD (for professionals with disabilities) job fairs. The company ended the year providing a new benefit to same-sex couples: a 180-day leave to LGBTQIA+ employees of any gender who are taking care of their newborns.

Extrafarma had a Diversity Program in place since 2019, but in 2021 it conducted the first survey of its employees to structure more assertive actions towards diversity. The company also released a diversity track in its distance learning paths, totaling 42 paths, and held engagement and sensitivity events, such as the Women’s Week, the Diversity Week and the Forum for the Black Awareness.

Number of employees

Number of employees by business

	2021	2020	Δ (%) employees 2021 vs 2020

Ultragaz	3,387	3,397	0%
Ultracargo	870	926	-6%
Oxiteno	1,871	1,851	1%
Ipiranga¹	4,008	3,378	19%
Extrafarma	5,713	5,921	-4%
abastece aí	138	68	103%
Holding²	455	405	12%

Total	16,442	15,946	3%
¹ Includes 780 AmPm’s employees in 2021 and 296 in 2020 – higher number of company-operated stores
² Includes 323 employees of the Shared Services Center (SSC) in 2021 and 279 in 2020

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Health and safety

The Holding and the businesses have policies, tools, and programs in place to ensure the health and safety of its employees, third-party professionals, and suppliers. Management also seeks to ensure the safety of the processes to avoid negatively impacting the environment and the communities living close to the Company’s operations.

The Group has a Safety Committee to amplify good practices and follow indicators from all the businesses.

In 2021, Ultra Group continued upholding all the measures required to protect employees’ health during the pandemic and monitored all those who tested positive for COVID-19 until they were recovered. The Company also monitored how many employees were getting vaccinated, which is an important data to resume on-site working of the teams that have been working from home. By the end of 2021, the Group had 79% of its employees fully vaccinated.

The Company also invested in mental health support programs for its employees. The Holding, for example, announced the Ultra Bem-Estar (Well-being) project, in which employees receive a daily online questionnaire and based on the answers, the health team contacts employees to better understand what is going on and, if necessary, the health team then makes the link between the employee and a specialized treatment with psychologists and psychiatrists. Oxiteno also prepared a campaign to raise mental health awareness among the teams. Ipiranga started a partnership with a wellness platform, providing online specialized professional consultation, content and podcasts that contribute to emotional health.

Related to safety, Ultragaz prioritized actions to consolidate its safety culture. These actions involved individual interviews, discussion groups and field trips to some operational units to help the company understand the diagnosis on the safety topic. The company also consolidated the Valoriza Program, which covers integrative health topics with its employees. Ultracargo also assessed its employees to have a diagnosis of the company’s safety maturity level. The company implemented the Human Factor-Based Accident Analysis Committee to understand and identify the causes of deviations and accidents as well as the development of the maturity stages in occupational and process safety. The diagnosis led to the development of the Strategic Plan for the Safety Culture Transformation. Some of Oxiteno’s actions involved the senior leadership undertaking capacity building and adhering to the Center for Chemical Process Safety (CCPS) for the American Institute of Chemical Engineers (AIChE), a world reference in process safety.

Ipiranga also assessed its safety culture diagnosis in 2021. The process considered the perceptions of employees, including leaderships and administrative and operational employees. Visits were made to the company’s operational units, AmPm’s distribution centers and AmPm and JetOil stores. The results led to the development of a safety evolution plan, a set of actions to further consolidate the safety culture in all the company’s areas. Another noteworthy point in 2021 was the creation of Reporta Aí, a tool to report only safety-related deviations, whether they concern physical conditions, procedures, or behavior.

Governance and integrity

Ultra Group is recognized for its integrity and for adhering to the best practices of governance. As one of its material topics, the Company is continuously seeking to evolve its practices and positively influence its peers, business partners and other stakeholders.

In the current composition of the Board of Directors, the highest governance body, 60% of the members are independent and 20% of them are women. At the end of 2021, the Company was granted the Women on Board (WOB) certification from an independent initiative supported by UN Women to companies that had at least two women on the Board of Directors.

In 2021, a leadership succession plan was announced for Ultrapar’s Board of Directors, that will be effective as of April 2023. As part of this process, Marcos Lutz will be the CEO of Ultra Group from January 2022 until April 2023, when he will return to the Board. Frederico Curado, Ultra Group’s CEO until the end of 2021, assumed as Vice-Chairman of the Board of Directors in January 2022, a position previously held by Lucio de Castro Andrade Filho, which retired after 45 years working for the Company.

Besides that, Leonardo Linden, formerly Ipiranga’s Commercial Vice-President, was appointed as CEO of the company in September 2021. Marcelo Araújo, who held the CEO position of Ipiranga at that time, assumed as Chief Corporate Development and Advocacy Officer of Ultrapar, a position that was created to oversee the Sustainability, Institutional Relations, Legal and Risks areas.

During the year the Board of Directors updated the Code of Ethics, the Anticorruption and Relationships with Public Officials Corporate Policy, the Related Party Transactions and Conflict of Interests Corporate Policy, the Material Notice Disclosure Policy and the Securities Trading Policy.

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Concerning the Compliance and Ethics Program, an action plan was developed to improve points identified in the previous compliance culture diagnosis carried out in 2020 and that set the Ultra Group as having an Initial Proactive profile according to the most advanced profile of the Hearts & Minds matrix. Among notable actions was that of increasing the team’s understanding of how the ethical guidelines apply to daily work and to capacitate the team in building and engaging with critical suppliers. These suppliers are now also joining Ipiranga and Ultragaz’s resellers, which always participated in the Group’s ethics and compliance capacity training. In 2021, the resellers were instructed about the new updated Related Party Transactions and Conflict of Interests Corporate Policy. The employees of the Holding and of the businesses were also instructed about this new document.

The Compliance and Ethics Program exists since 2015 and is managed by the Risks, Compliance and Audit department with the support of the compliance management from the businesses. Related to ethics, the department directly reports to the Conduct Committee, which advises the Board of Directors and is presided by an independent member. All the Compliance and Ethics Program’s initiatives are overseen by the Conduct Committee. Concerning risks and audit topics, the department directly reports to the Risks and Audit Committee, also related to the Board of Directors. The department also answers to the Group’s Fiscal Council.

Concerning information security and data privacy for employees, clients, consumers, suppliers, business partners and other groups, Ultra Group follows the guidelines of the Personal Data Protection and Privacy Corporate Policy approved in 2020 and the Information Security Policy updated in 2021. Throughout 2021, the Holding and the businesses made efforts to ensure compliance with the General Data Protection Law (LGPD). The Privacy Program and the Personal Data Protection Committee, answering to the Executive Board of Ultra Group, were structured; the businesses’ Privacy Offices were implemented; and the Data Protection Officers (DPOs), in charge of data governance, were appointed. Internal processes were also updated, and the employees received sensitivity training as well as took part in sensitivity campaigns.

The whole existing structure helped minimize the impacts of the cyberattack that occurred in January 2021. As soon as the attack was noticed, the Group suspended its information technology systems, which were restarted a few days after the incident with additional security layers. Later, other measures were adopted to improve even more the security level in the Company’s information technology environment.

Risk Management, Compliance and Auditing

The Ultra Group has an organized governance structure for the risks, compliance and auditing themes, covering all its businesses.

The Risks, Compliance and Audit department have different reporting levels in the organization according to each of its competencies. The department is linked administratively to the Ultra Group’s Chief Corporate Development and Advocacy Officer, being responsible for the integrated management of risks, maintenance of the Ethics and Compliance Program and for the internal audit. The department reports to the Audit and Risks Committee of the Board of Directors in the management of the corporate risks, in the consolidation of information and controls and in the conducting of the general internal audit process.

The Statutory Audit and Risks Committee, constituted in 2019, was set up to advise the Board of Directors on the supervision of: (i) the integrity and quality of the Company’s financial statements, (ii) the compliance of the Company with legal and regulatory requirements, (iii) the qualification and independence of the independent auditor, (iv) the performance of the Company’s internal auditing functions (represented by the Risks, Compliance and Audit department) and of the independent auditors, and (v) the risk management. The composition of the Statutory Audit and Risks Committee is of three members who are also independent members of the Company.

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Since 2004, Ultra Group has established a Conduct Committee with the purpose of promoting respect, compliance and improvement of ethical principles as well as monitoring the compliance to the Company’s Code of Ethics. Among its various duties, the highlights are: (i) managing the enforcement of the Code of Ethics, its guidelines and related policies; (ii) overseeing the enforcement and effectiveness of the principles provided by the Code of Ethics; (iii) reviewing and approving the Compliance and Ethics Program and overseeing its enforcement to ensure it is being complied with; (iv) recommending proper disciplinary, administrative or legal measures for the topics the Committee deals with and that shall be adopted by the Ultra Group’s bodies as well as resolve on whether it is necessary to discuss the issue with the Risks and Audit Committee or the Board of Directors of the Company to enforce any additional measures required. The Conduct Committee has an external and independent president, and its vice-president comes from the Board of Directors.

Integrated Risk Management

Ultra Group’s risk management structure combines the corporate coordination to a direct interface with each one of the businesses, ensuring that this process is comprehensive and takes into consideration specific sectorial characteristics.

The Systemic Risks Assessment comprises themes which cover the leading threats to the operations of the businesses and are grouped into five families with an interdependent look and dynamic evaluations. In 2021, Ultra Group reviewed and approved the Risk Management Corporate Policy in the Board of Directors, reinforcing its corporate governance.

The discussions take place on a structured and independent basis at each business and in the Holding, covering risks themes both internal and external, evaluating scenarios quantified in terms of impact and vulnerability, and generating mitigating action plans.

Internal and External Audits

Linked to the Risks, Compliance and Audit department, the Internal Audit unit is responsible for monitoring the procedures and controls of all businesses, identifying opportunities for improvement on the risks management that contribute to the updating of the risks map and the Ethics and Compliance Program. The unit also executes internal operational and financial audits, according to the plan approved annually by the Risks and Audit Committee and performs effectiveness tests of internal controls as part of the process of Sarbanes-Oxley (SOX) certification, a requirement for the financial statements published in the United States market.

The External Audit is responsible for auditing the financial statements of the Company, which consider the understanding of the internal controls that are relevant to the preparing process of the financial statements and carrying out the necessary procedures to issue the independent auditors' report on the individual and consolidated financial statements.

Compliance

Ultra Group holds a Compliance and Ethics Program guided by the Code of Ethics, with guidelines approved by the Board of Directors and it is overseen by the Conduct Committee. The program provides annual topics for communication and training, such as combatting of corruption, good anti-trust practices, conflicts of interest, measures against harassment and discrimination, among others, always with the purpose of improving the Company’s integrity culture. In 2021, the program’s consolidated results were published to be accessed by all Ultra Group’s employees, and the Code of Ethics and the Anticorruption Corporate Policy were reviewed to reinforce the Company’s commitment to maintaining the credibility and good reputation of all its businesses.

The Ethics and Compliance Program also determines that a whistleblowing channel should be made available to all stakeholders to receive complaints, anonymity and non-retaliation being guaranteed to complainants. Managed by an independent outside company, Ultra’s Open Channel can be used by employees and outside stakeholders, receiving in Brazil and from abroad requests for orientation on guidelines relating to ethics and integrity and notifications on eventual deviations from the Code of Ethics and corporate policies. The reports are sent to the Risks, Compliance, and Audit department, responsible for handling complaints with the support of the Conduct Committee. In 2021, the channel received 790 reports, which shows that the ethical and integrity awareness actions has maintained the trust of the channel.

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Capital markets

Ultrapar’s combined average daily financial volume on B3 and NYSE totaled R$ 159 million/day in 2021 (-12%). Ultrapar’s shares ended 2021 quoted at R$ 14.54 on B3, a depreciation of 39% in the year, while the Ibovespa stock index fell by 12%. In NYSE, Ultrapar’s shares decreased 42% in the year, while the Dow Jones stock index appreciated 19%. Ultrapar ended 2021 with a market cap of R$ 16 billion.

In February and August 2021, Ultrapar’s Board of Directors approved the issuance of 70,939 and 31,032 common shares, respectively, with the same rights attributed to the remaining shares of the Company already issued, due to the partial exercise of the subscription warrants issued by Ultrapar to the former Extrafarma shareholders. As a consequence of these issuances, Ultrapar’s capital stock is represented by 1,115,107,683 common shares, all of them nominative and with no par value.

Performance of UGPA3 x Ibovespa – 2021 (Dec 30, 2020 = 100)

Dividends

Dividend history

Fiscal year	Total amount (R$ million)	Dividend per share (R$)

2021	404	0.37
2020	480	0.44
2019	479	0.44
2018	685	0.63
2017	951	0.88

In 2021, Ultrapar declared dividends of R$ 404 million, a payout of 46% on the net income for the year, equivalent to 50% of the net income attributed to shareholders of Ultrapar after 5% of legal reserve, and a dividend yield of 2.1% on the average price of Ultrapar’s shares.

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ANALYSIS OF FINANCIAL PERFORMANCE IN 2021

Economic-operational environment

Macroeconomic indicators

	2021	2020	Δ (%) 2021 v 2020
GDP*	4.5%	-3.9%	8.4pp
Inflation in the period	10.1%	4.5%	5.5pp
Accumulated Selic rate	4.4%	2.8%	1.7pp
Average exchange rate (R$/US$)	5.40	5.16	5%
Brent crude oil (US$/barrel)	70	42	67%
* Focus projection from 02/18/22 for 2021

The beginning of 2021 was marked by optimism with COVID-19 vaccination spreading around the world and with good expectations in regards to the vaccination campaign in Brazil. However, with the worsening of the pandemic in the first months of the year and growing concerns about the fiscal and inflationary situation in Brazil, the macroeconomic environment deteriorated, leading the country to implement a contractionary monetary policy, with consecutive increases in the basic interest rate.

The uncertainties in the economic scenario resulting from the pandemic and the increase in interest rates led to the depreciation of the BOVESPA stock index of 12% in 2021, while the Dow Jones stock index appreciated 19% in the same period. The average US Dollar rate was R$ 5.40/US$, a depreciation of 5% compared to the average US Dollar rate of R$ 5.16/US$ in 2020.

The proximity of the upcoming presidential elections and the uncertainties and instabilities both in the country and abroad influence the economic scenario projected for 2022. Current market projections estimate economic stagnation in 2022, with inflation above target at 5.6% and interest rates at higher levels of 12.3%, according to the Focus projection of February 18, 2022.

In 2021 fuels distribution market (Otto cycle and diesel) presented a 5% growth in the sales volume compared to 2020. The Otto cycle volume was favored by less social distance measures and restrictions on personal mobility in comparison to 2020, despite consecutive rises in oil prices in 2021, while diesel volumes also followed the economy gradually recover.

In the LPG market, the ANP sales of the bottled segment decreased 3% compared to 2020, mainly due to higher demand for bottled LPG in 2020, because of greater social distancing. On the other hand, the bulk segment increased 7%, due to higher sales to industries, commercial and services segments, which were more impacted by the pandemic in 2020.

In 2021, the reference prices for ethylene and MEG, which are the main chemical commodities that influence Oxiteno’s performance, registered an increase of 43% and 39%, respectively, and the palm kernel oil prices increased 74%, due to tighter supplies of the product. Oxiteno’s results were also benefited from the depreciation of Real in comparison to US Dollar as the products follow the international pricing references.

The liquid bulk storage sector has been growing in Brazil but was impacted by weaker import volumes of oil derivatives and ethanol, partially offset by significant increases of import volumes of chemicals and corrosive products.

In pharmaceutical retailing, gross revenue of the network associated with Abrafarma (Brazilian Drugstore and Pharmacy Networks Association) was R$ 68 billion in 2021 compared to R$ 58 billion in 2020 (+16%), with a net addition of 557 drugstores in Brazil.

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Considerations on the financial and operational information

Ultra Group is in the process of completing the review of its businesses portfolio, seeking greater complementarity and synergies in its operations within the energy and infrastructure sectors in Brazil, through Ipiranga, Ultragaz and Ultracargo, in which it has a solid operational scale and structural competitive advantages, allowing for greater efficiency and value generation potential. The focus of the management and the reduction of leverage are additional benefits of the process.

In this context, Ultrapar announced the signing of the sale agreements of Extrafarma and Oxiteno, according to the Material Notices disclosed on May 18, 2021 and August 16, 2021, respectively, with the prospect of closing the transactions throughout 2022. Thus, despite not having fulfilled all the conditions precedent for its completion, on December 31, 2021, Ultrapar classified these businesses as assets and liabilities held for sale and discontinued operations. To allow the comparability with previous periods, in this report, the financial information related to Ultrapar corresponds to the consolidated information (pro forma) of the Company, that is, the data considers the sum of continued and discontinued operations unless otherwise indicated.

The financial information presented in this document was prepared in accordance with the IFRS (International Financial Reporting Standards). The information on Ultragaz, Ultracargo, Oxiteno, Ipiranga and Extrafarma are presented without the elimination of intersegment transactions. Therefore, the sum of such information may not correspond to Ultrapar’s consolidated information. Additionally, the financial and operational information presented in this discussion is subject to rounding and, consequently, the total amounts presented in the tables and charts may differ from the direct numerical sum of the amounts that precede them.

The financial information presented in this document includes the adoption of the IFRS 16 norm and the segregation of certain expenses pertaining to the Holding. Information denominated EBITDA – Earnings Before Interests, Taxes on Income and Social Contribution on Net Income, Depreciation and Amortization; Adjusted EBITDA – adjusted by the amortization of contractual assets with customers – exclusive rights and by the cash flow hedge from bonds; and EBIT – Earnings Before Interest and Taxes on Income and Social Contribution on Net Income are presented in accordance to Instruction No. 527, issued by the Brazilian Securities and Exchange Commission – CVM on October 04, 2012.

Ultragaz

The volume sold by Ultragaz fell by 1% in 2021, mainly because of the 4% decrease of sales in the bottled segment due to lower demand growth for LPG bottles, reflecting stronger social isolation in 2020. In the bulk segment, volumes increased 5%, with higher sales to industries, commercial and services segments, which were more affected by the pandemic in 2020.

Net revenues rose 32% in 2021, because of LPG costs increases. The cost of goods sold, in turn, increased 37%, due to the increases of LPG and fuels costs in addition to the effects of inflation on production materials.

Sales, general and administrative expenses increased 7% in the year, due to higher expenses with personnel, freight, and commercial rebates, partially offset by lower expenses with consultancies and initiatives to reduce expenses in several lines.

Ultragaz’s EBITDA amounted to R$ 729 million in 2021, a similar level compared to the previous year, mainly due to initiatives for reducing expenses, despite strong inflation throughout the year and lower sales volume.

Ultracargo

Ultracargo’s average installed capacity increased 5% in 2021, due to the expanded tankage capacity at Itaqui and Vila do Conde terminals in the last twelve months. The cubic meter sold increased 2%, because of greater fuel handling in Itaqui, due to the expansions of tankage capacity, partially offset by lower fuel handling in Santos, resulting from lower imports.

Net revenues rose 11% in 2021, due to contractual readjustments, greater handling and better mix of products and terminals. The cost of services provided rose 6%, mainly due to the higher depreciation, resulting from expanded tankage capacity, and leasing readjustments.

Sales, general and administrative expenses increased 5% in the year, due to higher personnel expenses (mainly variable compensation, in line with the progression of results) and information technology and engineering to support expansion projects, productivity gains and digital transformation.

Ultracargo registered a record EBITDA level of R$ 396 million in 2021 (+17%). Excluding the effect of the extraordinary PIS/Cofins tax credits of R$ 12 million in 2020, recurring EBITDA growth in the annual comparison was 22%, as a result of expansions in capacity with profitability gains, contractual readjustments and productivity gains.

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Oxiteno

Oxiteno’s sales volume increased 3% in 2021, with a growth of 8% in specialty chemicals, driven by higher sales mainly to crop solutions and coatings segments, in addition to higher sales in the United States (plant ramp-up). The volume of commodities decreased 17% compared to 2020, due to the prioritization of specialties in the product mix and lower market demand.

Net revenues at Oxiteno increased 36%, because of higher sales volumes and the increase of 25% in average prices in US Dollars, reflecting higher raw material costs and mix product with lower share of commodities.

The cost of goods sold rose 32% in 2021, due to the increase in sales volume and in raw material costs, in addition to the increase in personnel costs (mainly variable compensation, in line with the progression of results) and in maintenance, partially offset by the effect of the Zero Cost Collar in 2020 (margin hedge, discontinued as from 2021).

Sales, general and administrative expenses recorded an increase of 18% in 2021, as a result of higher freight and storage expenses, due to higher sales volumes and higher unit costs, in addition to the increase in personnel expenses (variable compensation) and the effect of exchange variation on expenses at the international units.

The other operations results line recorded a negative variation of R$ 131 million, due to the constitution of extraordinary tax credits related to the exclusion of ICMS from the PIS/Cofins tax base in the amount of R$ 156 million in 2020, partially offset by the receipt of insurance reimbursement for business interruption losses from an incident at Oleoquímica, in Camaçari, in 2017.

Oxiteno registered a record EBITDA of R$ 1,104 million in 2021 (+41%). Excluding the effect of R$ 156 million in extraordinary PIS/Cofins tax credits mentioned above in 2020, the recurring EBITDA growth in the annual comparison was 75%, explained by higher sales volume and improvement in margins, in addition to the effect of the Zero Cost Collar in 2020 (margin hedge, discontinued as from 2021), attenuated by higher costs and expenses.

Ipiranga

Sales volume at Ipiranga increased 5% in 2021, due to the greater effects of the pandemic on fuel consumption in Brazil in 2020, with a growth of 3% in Otto cycle and 6% in diesel.

Net revenues at Ipiranga increased 50%, because of the increase in the average costs of products derived from oil and ethanol, in addition to higher sales volume. The cost of goods sold increased by 51%, for the same reasons that affected the net revenues.

Sales, general and administrative expenses rose 31%, mainly due to higher provisions for contingencies, higher expenses on AmPm’s company-operated stores, Iconic (higher sales volume and commercial rebates) and freight (higher sales volume and increase in unit cost), in addition to the expense saving in several fronts in 2020.

The other operating results line recorded a positive variation of R$ 32 million in 2021, because of higher constitution of extraordinary PIS/Cofins tax credits and higher merchandising revenues from suppliers, partially offset by higher costs relative to Renovabio’s targets.

The disposal of property line recorded a positive result of R$ 184 million in 2021, an increase of R$ 104 million compared to 2022, because of the capital gain recorded by ConectCar’s sale in the amount of R$ 76 million and higher sales of real estate assets, aligned with a more active management process for disposing of Ipiranga’s points of sale.

Ipiranga’s EBITDA amounted to R$ 2,087 million in 2021 (+22%). Excluding the effect of the capital gain from ConectCar’s sale, the growth of recurring EBITDA was 17%, due to higher sales volume, improvement on margins, higher results in the other operating results line and higher results from the disposal of property, attenuated by higher expenses.

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Extrafarma

Extrafarma closed 6 drugstores in 2021 and ended the year with 399 pharmacies, a reduction of 1% in its network. At the end of the year, maturing stores (with up to three years of operation) represented 12% of the network, as a result of greater selectivity in expansion and a more rigorous approach to underperforming stores.

Gross revenues at Extrafarma remained stable, due to the higher result of promotional initiatives, higher same store sales excluding mobile phone sales (SSS), and annual readjustment in the price of medicines. These effects were offset by the lower number of stores, the effects from the cyberattack occurred in January 2021 and the strong comparison basis in mobile phone sales in 2020.

The cost of goods sold decreased 1% in 2021 and gross profit reached R$ 603 million (+2%), equivalent to a gross margin of 29%, 0.8 p.p. higher than 2020.

Sales, general and administrative expenses increased 4%, because of the inflationary impacts on personnel and the contingency of expenses carried out in 2020, partially offset by productivity gains and logistics improvement.

In 2021, impairments of assets were recorded in the amount of R$ 428 million, with no cash effect, because of the sale agreement of Extrafarma to Pague Menos.

Extrafarma reported a negative EBITDA of R$ 353 million in 2021. Excluding the impairment effect, recurring EBITDA was R$ 74 million, a 12% reduction in the annual comparison, mainly because of inflation on expenses.

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Ultrapar

Income statement

R$ million	2021	2020	Δ (%) 2021 v 2020
Net revenues	1,18,799	81,241	46%
(-) Cost of goods sold and services provided	(111,729)	(75,628)	48%
(=) Gross profit	7,069	5,613	26%
(-) Selling, marketing, general and administrative expenses	(5,062)	(4,098)	24%
(-) Other operating results	123	221	-44%
(-) Gain on disposal of property, plant and equipment and intangibles	183	76	141%
(-) Impairment	(428)	-	n/a
(=) Operating income	1,886	1,812	4%
(-) Financial result	(910)	(269)	238%
(-) Share of profit of subsidiaries, joint ventures and associates	(18)	(44)	-60%
(=) Income before income and social contribution taxes	959	1,499	-36%
(-) Income and social contribution taxes	(75)	(571)	-87%
(=) Net income	884	928	-5%
(+) Income and social contribution taxes	75	571	-87%
(+) Financial result	910	269	238%
(+) Depreciation and amortization	1,377	1,267	9%
(=) CVM EBITDA	3,246	3,036	7%
(+) Cash flow hedge from bonds	176	154	15%
(+) Amortization of contractual assets with customers – exclusive rights (Ipiranga and Ultragaz)	283	289	-2%
(=) Adjusted EBITDA	3,704	3,479	6%
(=) Recurring Adjusted EBITDA*	4,055	3,311	22%
* Excludes non-recurring effects:
2020: extraordinary PIS/Cofins tax credits of R$ 156 million at Oxiteno and R$ 12 million at Ultracargo
2021: impairment of R$ 428 million at Extrafarma and capital gain from ConectCar’s sale of R$ 76 million at Ipiranga

Ultrapar recorded net revenues of R$ 119 billion in 2021, an increase of 46% compared to 2020, due to higher revenues of all businesses, except Extrafarma, with highlight to Ipiranga. The cost of goods sold and services provided at Ultrapar was R$ 112 billion in 2021, an increase of 48% compared to 2020, also due to higher costs in all businesses, except Extrafarma.

Ultrapar recorded a gross profit of R$ 7.1 billion in 2021, an increase of 26% in the annual comparison, due to the increase in aggregate profit in all businesses, especially Ipiranga, which was the business most affected by the pandemic in 2020.

Ultrapar’s selling, marketing, general and administrative expenses increased 24%, due to inflationary effects and to the contingency of expenses on several fronts throughout 2020, in addition to other specific effects across all businesses in 2021.

The other operating results line decreased 44% compared to 2020, mainly due to the lower constitution of extraordinary tax credits at Oxiteno and the greater appropriation of costs relative to Renovabio’s targets at Ipiranga, partially offset by (i) higher constitution of extraordinary tax credits and higher merchandising revenues from suppliers at Ipiranga and (ii) receipt of insurance reimbursement for business interruption losses from an incident at Oleoquímica (occurred in 2017) at Oxiteno in 2021.

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The disposal of property line increased 141% compared to 2020, due to the higher results from sales of real estate assets and the capital gain from ConectCar’s sale, both at Ipiranga.

In 2021, an effect of R$ 428 million was recorded in the line of impairment, because of the impairment of Extrafarma’s assets arising from the sale agreement of Extrafarma to Pague Menos.

Ultrapar’s recurring Adjusted EBITDA reached R$ 4.1 billion in 2021, an increase of 22% compared to 2020, mainly due to the increase in the EBITDAs at Oxiteno, Ipiranga and Ultracargo, partially offset by higher Holding expenses and lower EBITDA at Extrafarma. Ultragaz’s EBITDA remained stable.

The total costs and expenses with depreciation and amortization¹ in 2021 amounted to R$ 1.7 billion, an increase of 7% compared to 2020, due to the investments over the period.

¹ Includes amortization of assets of contracts with clients – exclusive rights

Ultrapar posted an operating income of R$ 1.9 billion in 2021, a result 4% higher than 2020.

Ultrapar’s financial result reported a net financial expense² of R$ 910 million in 2021, compared to a net financial expense of R$ 269 million in 2020, mainly due to the negative temporary effect of mark-to-market of hedges and higher debt cost, because of higher interest rates.

² Does not include the result of the cash flow hedge from bonds

Ultrapar’s net income reached R$ 884 million in 2021, a reduction of 5% compared to 2020, due to higher net financial expenses and higher depreciation, attenuated by higher EBITDA in the period and lower taxes.

Results from the Holding, affiliates and abastece aí

In addition to the results of the five main businesses, Ultrapar recorded a negative result of R$ 258 million in 2021, composed of (i) R$ 162 million of negative EBITDA with the Holding, as a result of higher expenses with M&A projects and personnel, (ii) R$ 80 million of negative EBITDA with abastece aí, due to expenses with personnel, technology and marketing development and expansion of the app and the loyalty program and (iii) R$ 16 million of negative EBITDA with affiliates, mainly due to ConectCar, which no longer compose Ultrapar’s results as from 4Q21.

Indebtedness

Ultrapar ended 2021 with a net financial debt of R$ 9.9 billion, composed of gross indebtedness of R$ 16.6 billion and cash position of R$ 6.7 billion. Considering the leasing payable (IFRS 16) of R$ 1.8 billion, the total net debt was R$ 11.7 billion (2.9x LTM Adjusted EBITDA³) compared to R$ 10.5 billion on December 31, 2020 (3.0x LTM Adjusted EBITDA).

³ Does not include the impairment of R$ 428 million at Extrafarma and capital gain from ConectCar’s sale of R$ 76 million

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Investments

Organic investments by business – R$ million

In 2021, Ultrapar’s investments, net of divestments and receivables, totaled R$ 1.9 billion, a 27% higher than the amount invested in 2020, mainly due to lower investments in 2020 as a cash contingency measure, due to the uncertainties imposed by the pandemic and lower markets growth.

Ultragaz invested R$ 354 million in 2021, mainly allocated to equipment installed in new customers in the bulk segment, to the new plants in Belém (state of Pará) and Fortaleza (state of Ceará), to the acquisition and replacement of bottles, in addition to security and information technology projects.

Ultracargo recorded investments of R$ 358 million in 2021, mainly for the construction of the new terminal in Vila do Conde (state of Pará), for the expansion of the Itaqui terminal (Phase III) and projects for efficiency gains, maintenance and operational safety of the terminals.

Oxiteno invested R$ 287 million in 2021, mainly directed to the maintenance and safety of production units.

Ipiranga invested R$ 807 million in 2021, allocated to the expansion and maintenance of Ipiranga’s service stations franchise network, besides logistics infrastructure. Out of the total investments, R$ 418 million refers to fixed and intangible assets and R$ 420 million to contractual assets with customers (exclusive rights). These amounts were reduced by the receipt of R$ 32 million installments from sale of real estate assets, net of financings offered to customers.

Extrafarma invested R$ 36 million in 2021, mainly for information technology projects and maintenance and improvements in stores.

Relations with the Independent Auditors

The Company has a policy for hiring the services to be rendered by independent auditors guaranteeing that there is no conflict of interests, loss of independence or objectivity in the auditing services of the financial statements to be provided by the independent auditors.

Pursuant to CVM Instruction 381/03, we inform that during the fiscal year of 2021, we contracted from our independent auditors different works from that co-related to the auditing of the financial statements, representing 6% of the global remuneration in fees for the external audit services. Services rendered relate to the revision of the Tax Accounting Bookkeeping and Digital Accounting Bookkeeping audit for the emission of a comfort letter in connection with the offer of securities and reviewing of tax credits totaling R$ 551 thousand. The period for providing these services was less than one year.

Our independent auditors declare to the Management of the Company that the services rendered did not affect the independence and objectivity necessary to perform the external audit services of the financial statements.

169

REPORT OF THE FISCAL COUNCIL

The Fiscal Council of Ultrapar Participações S.A., pursuant to legal and statutory provisions, analyzed the Management Report and the Financial Statements (parent company and consolidated) prepared in accordance with Brazilian accounting practices and International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB) for the year ended December 31, 2021, duly approved by the Board of Directors of the Company on February 23, 2022.

Based on the assessment made and considering the report with an unqualified opinion by the independent auditors, KPMG Independent Auditors, dated February 23, 2022, as well as the information and clarifications received during the year, the Fiscal Council attests that the mentioned documents, as well as the proposal for destination of net earnings for the period, including dividend distribution, are ready to be presented in the Annual General Shareholders’ Meeting, to be realized at an opportune moment, within the legal timeframe.

Flávio Cesar Maia Luz	Geraldo Toffanello
William Bezerra Cavalcanti Filho

10.1 – Management discussion & analysis:

Introduction

The following comments should be read in the light of our consolidated financial statements, filed with the CVM on February 23, 2022, including the note thereto and other information included elsewhere in this document.

It is important to highlight Ultra Group is concluding the review of its business portfolio. In this regard, Ultrapar announced it will sell its stake in both Extrafarma and Oxiteno, as informed in the Material Facts respectively disclosed on May 18, 2021 and August 16, 2021, expecting to close these transactions over the course of 2022.

Thus, despite not having fulfilled all the conditions precedent for its completion, on December 31, 2021, Ultrapar classified these businesses as assets and liabilities held for sale and discontinued operations. For the purposes of this document, in fiscal year 2021, references to Ultrapar or Ultra Group refer to continuing operations, unless otherwise indicated. Finally, to allow comparability with previous periods, at some points in this report the Company's pro forma financial information is mentioned, that is, the data considering the sum of continuing and discontinued operations.

a.                  General financial and equity conditions

Company overview

Ultrapar’s origins goes back to 1937 when Ernesto Igel founded Ultragaz, a company which pioneered the use of Liquified Petroleum Gas (LPG) as cooking gas. Since then, Ultrapar has grown and expanded its markets transforming into one of the largest corporate groups in Brazil. As of the date of this report, Ultrapar owns the following main businesses: Ipiranga, Ultragaz and Ultracargo (energy and infrasctructure), Oxiteno (specialty chemicals), Extrafarma (retail pharmacy) and abastece aí (digital payments).

Ultragaz is a pioneer and one of the largest companies in the domestic market (one of the largest markets worldwide) for LPG distribution, besides being a reference in innovation and in the development of applications for the use of the product. In 2021, Ultragaz delivered LPG to an estimated 11 million households through a network of approximately 6 thousand independent retailers in the bottled segment, in addition to approximately 58 thousand customers in the bulk segment. Ultracargo is the largest private company of liquid bulk storage in Brazil with seven port terminals in strategic locations in the Northeast, Southeast, South and, recently, North, with the beginning of operations at the new terminal in the port of Vila do Conde, in Pará state, on December 2021, three months before planned. Oxiteno is a leader company in the production of surfactants and specialty chemicals in Latin America. It has eleven industrial units: six in Brazil, three in Mexico, one in the United States and one in Uruguay. Ipiranga is one of the largest fuels and lubricant distribution companies in the country, incorporating a network of more than 7 thousand service stations, each one of them increasingly more complete and digitized, in addition to the largest convenience store franchise, the AmPm network with 1.8 thousand stores. Extrafarma is a retail pharmacy network with its origins in the North region of Brazil, today with a presence in ten Brazilian states with 399 drugstores and four distribution centers. abastece aí is a digital established in 2020 to leverage the benefits of the Km de Vantagens (Km of Advantages Program) and the abastece aí (“fill up here”). In 2021, increased the number of its digital accounts by 2 million.

2021

The year of 2021 was one of significant transformations for the Ultra Group.

Ultragaz, Ultracargo and Oxiteno registered record results and profitability in 2021. Ipiranga and Extrafarma, in turn, had lower results in the first semester and, even with an improvement in their operations from the second semester onwards, they didn’t reach the expected levels of profitability. In this sense, we have implemented a series of operational changes and adjustments geared towards recovering Ipiranga's profitable growth trajectory over the course of 2022 and 2023.

We made significant progress in our portfolio review strategy, with the signing of the sale agreements of Oxiteno and Extrafarma (still pending approval from the Brazilian competition authority), in addition to the conclusion of the sale of our equity interest in ConectCar.

It’s worth mentioning the significant renovation of our management and governance structure carried out in 2021, strengthening the pillars for Ultra Group’s progress and perpetuity. In April, three new members were elected to Ultrapar’s Board of Directors, adding even more experience and skills to the Company. The succession of the executive leadership position of Ultra Group and Ipiranga was also carried out, as well as the establishment and subsequent beginning of the process for the succession plan to the Ultrapar’s Chairman of the Board of Directors, with the conclusion being expected for April 2023. In addition, we also highlight the renewal of the group of managers of Ultra Group and its businesses.

At the same time, we consolidated our sustainability strategy, which became an intrinsic part of the Company's strategic plan, strengthening the integrated perspective in the decision-making process, considering financial, social, environmental and corporate governance topics. Another highlight is the establishment of the Ultrapar’s Sustainability and Corporate Affairs executive position, in March 2021.

As to our consolidated financial results, net revenues totaled R$ 119 billion, 46% higher than 2020, as a result of higher revenues in all businesses, except Extrafarma. The Company achieved an EBITDA of R$ 4.1 billion, excluding the effects of Extrafarma’s impairment and capital gain from ConectCar’s sale, and a net income of R$ 884 million in 2021, of which R$ 404 million should be distributed as dividends to shareholders. We also highlight the post-investment operational cash generation, which amounted R$ 1.3 billion and contributed to the reduction of our financial leverage in an annual comparison. In September, we issued an Agribusiness Receivables Certificate (locally known as “CRA”) in the amount of R$ 960 million and cost of 102.75% of the CDI rate (Brazilian interbank deposit), extending our debt profile. As a result, we ended the year with a cash position of R$ 6.7 billion and an average debt duration of 4.6 years.

2020

In 2020, our businesses began the year on a promising note, driven by the positive macroeconomic outlook in Brazil. However, from March, the novel coronavirus pandemic brought severe consequences for the global economy, strongly affecting Brazil. In addition to the economic impacts, precautionary measures of social distancing and restrictions on personal mobility accelerated the tendency towards structural changes, among them remote working and virtual interconnectivity among people.

To ensure the maintenance of a high level of liquidity in light of the uncertainties caused by the pandemic in the first few months, we adopted greater selectivity in our investments, raised new lines of financing and negotiated more elastic payment terms with our suppliers. On the other side, we worked with our partners and clients, negotiating measures to ease pressures on their working capital, thus contributing to ensure the integrity and continuity of the value chains we are part of.

The year 2020 underscored the resilience of our portfolio, with growing results at all our businesses with the exception of Ipiranga, which the activity was directly impacted by social distancing measures and restrictions on mobility. The net revenue amounted to R$ 81.2 billion, 9% less than 2019, and was directly affected by the pandemic. Despite this, the Company recorded an EBITDA of R$ 3.5 billion, or 4.3% EBITDA margin, representing an improved margin compared to the 3.1% in 2019.

Net income increased from R$ 402.9 million in 2019 to R$ 927.7 million in 2020, R$ 479.7 million of which were distributed via dividends to the shareholders. The operational cash generation (after investments) was a record, totaling R$ 2.1 billion and contributing to the gradual reduction in our financial leverage in the year. We ended 2020 with a cash position of R$ 8.7 billion and duration of our debt standing at 4.6 years.

Finally, we have intensified our acting and dedication of resources to themes related to ESG. In 2020, we developed our materiality matrix, approved our Sustainability Policy, and published our first Integrated Report following the GRI guidelines.

2019

We began the year with an optimistic view in relation to the economic growth of Brazil and its positive effects on the business environment, an outlook which already proved unrealistic in the first few months of the year given the delay of executing the federal administration’s reform package. Despite this, even with lower growth than initially anticipated, there were important signs indicating a more dynamic macroeconomic environment, with lower interest rates, inflation under control and further announcements of additional privatizations and tender bids.

We ended 2019 with an Adjusted EBITDA of R$ 3.1 billion, practically stable in relation to 2018, with an operational cash generation after investments of R$ 1.7 billion and a net income of R$ 906.3 million, of which R$ 478.9 million were paid out via dividends to our shareholders. These amounts exclude IFRS 16, the impairment of R$ 593.3 million with respect to the goodwill generated on the acquisition of Extrafarma, and a further write down of R$ 14.0 million on the sale of Oxiteno Andina and the Conduct and Adjustment Agreement (“TAC”) of R$ 65.5 million at Ultracargo. Ultrapar closed 2019 with total assets of R$ 29.7 billion and total equity of R$ 9.9 billion, both excluding the effects of IFRS 16.

In 2019, we extended our debt profile, raising US$ 500.0 million in notes in the international market with a ten-year maturity, and using the proceeds for liability management. The reduction in our financial leverage remains an important objective and, in this context, we continue to be selective in the allocation of capital, albeit without sacrificing growth.

b.                  Capital structure and possibility of redemption of shares

Capital structure

The Company's capital stock subscribed and paid up on December 31, 2021 was R$ 5,171.8 million, composed by 1,115,107,683 common shares, without par value. On February, 2022, 43,925 new common shares were issued as a result of the partial exercising of the subscription warrants for the acquisition of Extrafarma, approved by the extraordinary general shareholders meeting of January 31, 2014. As a result, the Company’s capital stock is now divided into 1,115,151,608 common shares with no par value.

2021

Ultrapar reached year end 2021 with R$ 16,377.6 million in gross financial debt and R$ 4,463.5 million in total cash, getting to R$ 11,914.2 million net financial debt, an increase of R$3,210.1 million (+37%) in relation to 2020. Considering leases payable (IFRS 16) of R$ 1,348.3 million, the total net debt was R$ 13,262.5 million.

Considering both continuing and discontinued operations (pro forma view), the gross financial debt at the end of 2021 was R$ 16,619.4 million and R$ 6,690.4 million in total cash, implying a net debt of R$ 9,929.0 million, an increase of R$ 1,224.9 million (+14%). Considering leases payable (IFRS 16) of R$ 1,762.0 million, the total net debt was R$ 11,691.0 million.

On December 31, 2021, Ultrapar’s shareholders’ equity amounted to R$ 10,469.2 million, resulting in a net financial debt (ex-IFRS 16) to shareholders’ equity ratio of 114%. Considering both continuing and discontinued operations (pro forma view), the same ratio was 95%.

2020

Ultrapar reached year end 2020 with R$ 17,376.2 million in gross financial debt and R$ 8,672.2 million in total cash, getting to R$ 8,704.1 million net financial debt, practically in line in relation to 2019. Considering leases payable (IFRS 16) of R$ 1,833.3 million, the total net debt was R$ 10,537.3 million. On December 31, 2020, Ultrapar’s shareholders’ equity amounted to R$ 9,910.3 million, resulting in a net financial debt (ex-IFRS 16) to shareholders’ equity ratio of 88%.

2019

Ultrapar reached year end 2019 with R$ 14,392.7 million in gross financial debt and R$ 5,712.1 million in total cash, getting to R$ 8,680.6 million net financial debt, an increase of R$ 468.9 million in relation to 2018. Considering leases payable (IFRS 16) of R$ 1,588.7 million, the total net debt was R$ 10,269.3 million. On December 31, 2019, Ultrapar’s shareholders’ equity amounted to R$ 9,835.2 million, resulting in a net financial debt (ex-IFRS 16) to shareholders’ equity ratio of 88%.

(R$ million)	2021 Pro forma	% of shareholders’ equity	2021	% of shareholders’ equity	2020	% of shareholders’ equity	2019	% of shareholders’ equity
Gross financial debt	16,619.4	159%	16,377.6	156%	17,376.2	175%	14,392.7	146%
Cash and financial investments	6,690.4	64%	4,463.5	43%	8,672.2	88%	5,712.1	58%
Net financial debt	9,929.0	95%	11,914.2	114%	8,704.1	88%	8,680.6	88%
Leases payable	1,762.0	17%	1,348.3	13%	1,833.3	18%	1,588.7	16%
Total net debt	11,691.0	112%	13,262.5	127%	10,537.3	106%	10,269.3	104%

c.                  Capacity to honor our financial obligations

Our main sources of liquidity derive from (i) cash, cash equivalents and financial investments, (ii) cash flow from operations, and (iii) loans, financings, debentures, and international bonds. We believe that these sources are sufficient to meet our current funding requirements, including, without limitation, working capital, investments, debt amortization and payment of dividends.

We believe we have sufficient working capital to meet our current needs. In addition to the cash flow from operations during the year, as of December 31, 2021, we had R$ 4,084.2 million in cash, cash equivalents and short-term financial investments. Considering both continuing and discontinued operations (pro forma view), we had R$ 5,818.7 in the same line. Gross debt maturing from January to December 2022, including estimated interest on financings, totals R$ 3,605.4 million, or R$ 3,848.8 Considering both continuing and discontinued operations (pro forma view).

We expect to spend approximately R$ 14.9 billion to meet contractual obligations over the next five years, including amortization and interest payments on existing financings. Considering the balance to be paid by both continuing and discontinued operations (pro forma view), the disbursement over the next five years is of approximately R$ 17.4 billion.

(R$ million)	2022-2026	2022	2023-2024	2025-2026
Financings and interest on financing contracts (1)	12,924.3	3,605.4	5,081.2	4,237.7
Hedge instruments (1)(2)	656.3	214.8	272.2	169.3
Leases payable	1,180.4	304.0	505.5	370.8
Low-value asset leases (3)	1.1	0.1	0.6	0.4
Estimated funds for financing the pension plan and other post-retirement benefits (4)	116.6	21.8	45.9	48.9
Minimum handling obligations – load(5)	44.5	14.3	15.1	15.1
Subtotal	14,923.2	4,160.5	5,920.5	4,842.2

Subtotal from discontinued operations	2,462.0	944.0	860.0	658.0

Total	17,385.2	5,104.5	6,780.5	5,500.1
(1)

Includes estimated interest payments on short- and long-term debt. Excludes information on derivatives, whose fair value is disclosed in Note 31 of the Company’s financial statements. Calculation of the estimated interest on financings makes certain macroeconomic assumptions, including, averaged for the period: (i) DI at 11.74% in 2022 and 10.32% in 2023; (ii) Brazilian Real-to-US Dollar exchange rate at R$ 5.75 in 2022, R$ 5.45 in 2023, R$ 5.10 in 2024, R$ 4.90 in 2025; (iii) TJLP at 6.08%, and (iv) IPCA at 5.11% in 2022, 3.32% in 2023 and 3.1% in 2024 and 3.0 from 2025. (Source: B3, Focus Bulletin, financial institutions).

(2)

Hedge instruments were estimated based on US Dollar forwards and the forward curves of DI x Pré and DI x IPCA contracts, at the B3 quote on December 31, 2021, and the LIBOR forward curve (ICE) and commodities heating oil contracts quoted at the New York Mercantile Exchange (“NYMEX”) on December 31, 2021. The table above considers only hedges with a negative forecast result upon liquidation.

(3)

Subsidiaries Ultragaz, Bahiana, IPP and Serma have low-value, short-term leases with variable payments associated with plant equipment, information technology equipment, vehicles and commercial real estate. The subsidiaries have the option to purchase information technology equipment at a price equivalent to fair value on the strike date and management does not intend to exercise the option. Recognized expenses in 2021 were R$ 13 million.

(4)

The estimated payment amount was calculated based on: (i) 3.25% inflation assumption, (ii) average participant age on December 31, 2021 (39 years) and (iii) the Company’s contribution in December 2021.

(5)

Tequimar has agreements with Companhia de Docas do Estado da Bahia, with Governador Eraldo Gueiros Industrial Port Complex, with Empresa Maranhense de Administração Portuária and with Companhia Docas do Pará, in connection with port facilities in Aratu, Suape, Itaqui and Vila do Conde (operational startup in December 2021), respectively. The agreements provide for minimum cargo handling of (i) 397,000 annual tons until 2031, and 900,000 annual tons until 2022, in Aratu; (ii) 250,000 annual tons until 2027, and 400,000 annual tons until 2029, in Suape; (iii) 1,222,377 cubic meters annually until 2049, in Itaqui; and (iv) 343,625 annual tons starting in 2023, in Vila do Conde (quantity varies annually). If annual handling lies below the required minimum, the controlling entity must pay the difference between effective handling and the minimum per the agreement, based on the port fees in force on the agreed payment date. On December 31, 2021, these fees were R$ 8.37 and R$ 2.67 per ton in Aratu and Suape, respectively, and R$ 0.85 and R$ 2.24 per cubic meter in Itaqui and Vila do Conde, respectively.

See “Item 10.1.f. Indebtedness level and debt profile”, “Item 10.8.b. Other off-balance sheet items” and “Item 10.8.a.i. Quantitative and qualitative description of investments in progress and estimated investments”.

We expect to meet these cash needs by means of a combination of cash, cash equivalents and financial investments, cash from operations and financing, including new debt financing and the refinancing of some of our debt.

d.                  Funding sources for working capital and investment in non-current assets

We reported cash flow from operating activities of R$ 1,603.4 million in 2021. Considering both continuing and discontinued operations (pro forma view), the cash flow from operating activities was R$ 2,586.0 million, R$ 3,138.1 million and R$ 2,924.9 million in 2021, 2020 and 2019, respectively.     The 18% drop in 2021 compared to 2020 resulted from a higher investment in working capital, mainly due to an increase of the costs of fuel, LPG and raw materials, mitigated by a higher EBITDA. The 7% increase in 2020 compared to 2019 is manly a result of lower working capital consumption in the period. In 2019, the continuation of initiatives adopted to optimize working cash contributed to cash flow steadiness from 2018, despite the reduced income.

In 2021, considering both the continuing and discontinued operations (pro forma), the investment activities amounted to R$ 724.1 million, out of which i) R$ 158.7 million were used for the investment activities from the discontinued operations, and ii) R$ 882.9 million were a result of the investment activities from continuing operations, with R$ 1,863.1 million resulting from the net redemption of financial investments, partially offset by the investment of R$ 980.2 million in the acquisition of fixed assets, intangible assets and capital injection in controlled projects, net of divested assets.   Cash flow from investment activities was R$ 2,136.4 million in 2020, of which R$ 1,116.8 million concern financial investments net of redemptions and R$ 1,019.6 million concern investment in fixed and intangible assets and capital injections into jointly controlled projects, all net of divested assets. In 2019, cash flow from investment activities was R$ 1,835.3 million, of which R$ 555.4 million concern financial investments net of redemptions and R$ 1,279.9 million were invested in fixed and intangible assets, capital injections into jointly controlled projects, and direct startup costs of right-of-use assets (associated with bids for port terminals that Ultracargo and Ipiranga won), all net of divested assets.

In 2021, the cash consumption related to funding activities was R$ 2,802.6 million. Considering both continuing and discontinued operations (pro forma view), the cash flow from funding activities was of R$ 3,355.5 million, R$ 592.3 million and R$ 2,922.2 million in 2021, 2020 and 2019, respectively.     The higher consumption in 2021 compared to 2020 mainly resulted from a higher preventive fundraising carried out in 2020 because of the pandemic in Brazil, the indebtedness management initiatives — such as paying in advance those debts with a higher cost, thus reducing the effects with loading costs —, and the higher payment of dividends (retained in 2020). Cash flow from financing activities produced cash consumption of R$ 592.3 million, R$ 2,922.2 million and R$ 801.0 million in 2020, 2019 and 2018, respectively. In 2020, cash consumption by funding activities was down R$ 2,329.9 million compared to 2019, due mainly to funding from new loans, especially preventive fundraising carried out at the beginning of the pandemic in Brazil, and reduced interest and dividends payments. In 2019, cash consumption by funding activities was up R$ 2,121.2 million compared to 2018, due mainly to reduced funding from new loans and increased interest payments, particularly in connection with the financing taken in 2013, which featured a bullet payment upon maturity.

Accordingly, cash and cash equivalents totaled R$ 2,280.1 million in 2021, or R$ 2,668.1 million Considering both continuing and discontinued operations (pro forma view), R$ 2,661.5 million in 2020 and R$ 2,115.4 million in 2019.

e.                  Funding sources for working capital and investment in non-current activities to be used in the event of liquidity shortfalls

We had no liquidity shortfalls in 2021, 2020 and 2019. We believe that Ultrapar has sufficient own resources and operational cash generation to finance its needs for working capital and investments estimated for 2022. In addition, if necessary, we have access to third party financing resources.

f.                    Indebtedness level and debt profile

For more information on indebtedness levels and the characteristics of the Company's debts, read note 17 to our 2021 financial statements.

Total debt in 2021, including all current and non-current liabilities, remained stable relative to 2020 – from R$ 26,339.9 million on December 31, 2020 to R$ 25,999.7 million on December 31, 2021. Considering both continuing and discontinued operations (pro forma view), it made R$ 28,541.1 million on 2021, increase of 8%.

Gross financial debt showed decrease of 6%, from R$ 17,376.2 on December 31, 2020 to R$ 16,377.6 on December 31, 2021. Considering both continuing and discontinued operations (pro forma view), it made R$ 16,619.4 million, a decrease of 4%.

Short-term financial debt was 19% of our gross financial debt in the period ending December 31, 2021 and 2020.

The table next shows our financial debt in the indicated periods:

Loans	Currency	Weighted average financial charges on December 31, 2021	Principal and interest accrued as of
		12/31/2021		12/31/2020	12/31/2019
Foreign currency – denominated loans:
Notes in the foreign market (*)	US$	+5.3%	7,821.4	7,267.7	4,213.7
Foreign loan (*)	US$	+4.0%	735.4	1,047.6	1,057.4
Foreign loan (*)	US$	LIBOR + 1.0%	275.9	261.3	608.7
Financial institutions	US$	LIBOR (1)	-	312.2	604.7
Financial institutions	US$	-	-	154.8	132.4
Advances on foreign exchange contracts	US$	+3.7%	-	105.6	-
Financial institutions	MX$ (2)	+8.4%	-	39.4	41.2
Foreign loan (*)	US$	LIBOR (1)	-	-	243.8
BNDES	US$	-	-	-	0.2
Brazilian Reais-denominated loans:
Debentures – CRA	R$	95.8% of DI	2,063.8	2,037.6	2,036.6
Debentures – CRA (*)	R$	IPCA + 4.7%	1,940.2	1,000.8	941.6
Debentures – 6th issue	R$	105.3% of DI	1,764.2	1,734.1	1,752.1
Debentures – Ipiranga	R$	105.0% of DI	771.5	1,679.0	1,868.6
Debentures – Ultracargo Logística and Tequimar Vila do Conde	R$	IPCA + 4.1%	466.1	-	-
Banco do Brasil floating rate	R$	110.9% of DI	204.8	407.4	611.3
Debentures – Ultracargo Logística (*)	R$	+6.5%	80.9	92.5	89.3
Bank credit bill	R$	DI + 3.5%	51.2	50.7	-
Financial institutions	R$	-	4.6	-	-
FINEP	R$	TJLP (3) + 1.6%	0.3	29.8	41.3
Promissory note – Ultrapar	R$	DI	-	1.038.5	-
BNDES	R$	TJLP (3)	-	-	62.6
BNDES	R$	SELIC	-	-	30.4
FINEP	R$	-	-	-	12.8
Banco do Nordeste do Brasil	R$	-	-	-	10.0
BNDES	R$	-	-	-	3.9
FINAME	R$	TJLP (3)	-	-	0.0
Total loans			16,180.5	17,259.1	14,362.7
Currency and interest-rate hedging instruments (**)			197.2	117.2	30.0
Gross debt from continuing operations			16,377.6	17,376.2	14,392.7
Gross debt from discontinued operations			241.7	-	-
Gross debt (pro forma view)			16,619.4	17,376.2	14,392.7

(*) Operation designated for hedge accounting (see Note 34.h of the 2021 consolidated financial statements).

(**) Accumulated losses (see Note 34.j of the 2021 consolidated financial statements).

(1)	LIBOR – London Interbank Offered Rate.
(2)	MX$ is the Mexican currency (Mexican Peso).
(3)

TJLP (Long-term Interest Rate) set by the National Monetary Council is the basic cost of financing for Banco Nacional de Desenvolviment (“BNDES”). On December 31, 2021, the TJLP was set at 5.32% per year.

Changes in loans, financing and debentures are shown below:

Balance as of December 31, 2020	17,376.2
New loans and debentures with cash effect	1,462.2
Interest accrued	801.1
Principal payments	(2,922.2)
Interest payments	(749.0)
Monetary and exchange rate variation	800.7
Change in fair value	(229.7)
Hedge Result	80.0
Balance (pro forma view) as of December 31, 2021	16,619.4
Reclassification to liabilities held for sale	(241.7)
Balance as of December 31, 2021	16,377.6

Our consolidated debt as of December 31, 2021 had the following maturity schedule:

Year	Maturity
(R$ million)
2022	3.105,4
2023	3.097,8
2024	774,1
2025	269,6
2026	3.055,9
2027 and later	6.316,6
Total (pro forma view)	16,619.4
Reclassification to liabilities held for sale	(241.7)
Total	16,377.6

See “Item 10.1.c. Capacity to honor our financial obligations”.

i.                   Relevant loan and financing contracts

Notes in the foreign market

On October 6, 2016, the subsidiary Ultrapar International issued US$ 750 million (equivalent to R$ 4,185.4 million on December 31, 2021) in notes in the foreign market, maturing in October 2026, with interest rate of 5.25% per year, paid semi-annually. The issue price was 98.097% of the face value of the note. The notes were guaranteed by Ultrapar and its subsidiary IPP. Ultrapar has designated hedging instruments for this transaction (see Notes 34.h.2 and 34.h.3 of the consolidated financial statements).

On June 6, 2019, the Ultrapar International subsidiary issued US$ 500 million (equivalent to R$ 2,790.3 million as of December 31, 2021) in notes in the foreign market, maturing in June 2029 with an interest rate of 5.25% per year, paid semi-annually. The issue price was 100% of the face value of the note. The notes were guaranteed by Ultrapar and its subsidiary IPP. Ultrapar has designated hedging instruments for this transaction (see Note 34.h.3 of the consolidated financial statements).

On June 21, 2019, subsidiary Ultrapar International repurchased US$ 200 million (equivalent to R$ 1,116.1 million as of December 31, 2021) of the notes in the foreign market maturing October 2026.

On July 13, 2020, subsidiary Ultrapar International reopened sales of the notes in the foreign market issued in 2019, with a new emission in the amount of US$ 350 million (equivalent to R$ 1,953.2 million on December 31, 2021) maturing in June 2029 and at an interest rate of 5.25% p.a., paid semi-annually. The issue price was 99.994% of the note’s face value. The notes were secured by Ultrapar and its subsidiary IPP.

Because of the notes issued in the foreign market, Ultrapar and its subsidiaries are subject to certain commitments, including:

  Restriction on sale of all, or substantially all assets of Ultrapar and its subsidiaries Ultrapar International and IPP.
  Restriction on encumbrance of assets exceeding US$ 150 million (equivalent to R$ 837.1 million as of December 31, 2021), or 15% of Ultrapar’s consolidated tangible assets.

Ultrapar and its subsidiaries are in compliance with the levels of covenants required by this debt. The restrictions imposed on Ultrapar and its subsidiaries are customary in transactions of this nature and have not limited their ability to conduct their business to date.

Foreign loans

The subsidiary IPP has foreign loans in the amount of US$ 175.0 million (equivalent to R$ 976.6 million as of December 31, 2021). IPP also contracted hedging instruments against floating interest rate in U.S. dollar and exchange rate variation, changing the foreign loans charges, on average, to 104.9% of DI. IPP designated these hedging instruments as a fair value hedge (see Note 34.h.1). Therefore, loans and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss. The foreign loans are secured by the Company.

The maturity of the foreign loans is distributed as follows:

Maturity	US$ (million)	R$ (million)	Cost as % of DI
Charges¹	6.2	34.8	-
Jun/22	50.0	279.0	105.0
Sep/23	60.0	334.8	105.0
Sep/23	65.0	362.7	104.8
Total / average cost	181.2	1,011.4	104.9

   ¹ Includes interest, transaction cost and market-to-market.

Debentures

1)              In September 2021, subsidiary IPP carried out its tenth issue of debentures in the total amount of R$ 960.0 million, in a single series of 960.0 million simple, nonconvertible, registered, book-entry and unsecured debentures, privately placed by Vert Companhia Securitizadora. The funds were used exclusively for the purchase of ethanol by the subsidiary IPP. The debentures were subscribed for the purpose to bind the issuance of CRA. The financial settlement ocurred on September 16, 2021.

The debentures have an additional guarantee from Ultrapar and the main characteristics are as follows:

Amount:	960,000
Face value unit:	R$ 1,000.00
Final maturity:	September 15, 2028
Payment of the face value:	Lump sum at final maturity
Interest:	IPCA + 4.8287%
Payment of interest:	Semiannually
Reprice:	Not applicable

2)               In March 2021 the subsidiary Ultracargo Logística made its second issuance of debentures, in a single series of 100 thousand simple, nonconvertible into shares and unsecured debentures, which main characteristics are as follows:

Amount:	100,000
Face value unit:	R$ 1,000.00
Final maturity:	March 15, 2028
Payment of the face value:	Lump sum at final maturity
Interest:	IPCA + 4.37%
Payment of interest:	Semiannually
Reprice:	Not applicable

The subsidiary Ultracargo Logística contracted hedging instruments subjected interest rate variation changing the debentures fixed for 111.4% of the DI. Ultracargo Logística designated these hedging instruments as fair value hedges therefore debentures and hedging instruments are both measured at fair value from inception with changes in fair value recognized in profit or loss.

3)               In March 2021 the subsidiary Tequimar Vila do Conde made its first issuance of debentures, in a single series of 360 thousand simple, nonconvertible into shares and unsecured debentures, which main characteristics are as follows:

Amount:	360,000
Face value unit:	R$ 1,000.00
Final maturity:	March 15, 2028
Payment of the face value:	Lump sum at final maturity
Interest:	IPCA + 4.04%
Payment of interest:	Semiannually
Reprice:	Not applicable

The subsidiary Tequimar Vila do Conde contracted hedging instruments subjected interest rate variation changing the debentures fixed for 111.4% of the DI. Tequimar Vila do Conde designated these hedging instruments as fair value hedges therefore debentures and hedging instruments are both measured at fair value from inception with changes in fair value recognized in profit or loss.

4)               In November 2019, the subsidiary Ultracargo Logística made its first issuance of debentures, in a single series of 90 thousand simple, nonconvertible into shares and unsecured debentures, which main characteristics are as follows:

Amount:	90,000
Face value unit:	R$ 1,000.00
Final maturity:	November 19, 2024
Payment of the face value:	Lump sum at final maturity
Interest:	6.47%
Payment of interest:	Semiannually
Reprice:	Not applicable

The subsidiary Ultracargo Logística contracted hedging instruments subjected interest rate variation, changing the debentures fixed for 99.94% of the DI. Ultracargo Logística designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized in profit or loss.

5)               In December 2018 the subsidiary IPP carried out its eighth issuance of debentures in the amount of R$ 900.0 million, in two series, being one of 660 thousand and another of 240 thousand, simple, nonconvertible into shares, nominative, book-entry and unsecured debentures. The debentures have been subscribed by Vert Companhia Securitizadora. The proceeds from this issuance were used exclusively for the purchase of ethanol by subsidiary IPP. The debentures were subscribed with the purpose to bind the issuance of CRA. The financial settlement occurred on December 21, 2018. The debentures have an additional guarantee from Ultrapar and the main characteristics of the debentures are as follows:

First serie

Amount:	660,000
Face value unit:	R$ 1,000.00
Final maturity:	December 18, 2023
Payment of the face value:	Lump sum at final maturity
Interest:	97.5% of DI
Payment of interest:	Semiannually
Reprice:	Not applicable

Second serie

Amount:	240,000
Face value unit:	R$ 1,000.00
Final maturity:	December 15, 2025
Payment of the face value:	Lump sum at final maturity
Interest:	IPCA + 4.61%
Payment of interest:	Annually
Reprice:	Not applicable

The subsidiary IPP contracted hedging instruments subjected to IPCA variation, changing the debentures charges linked to IPCA to 97.1% of DI. IPP designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

6)               In March 2018, the Company made its sixth issuance of public debentures, in a single series of 1,725 thousand simple, nonconvertible into shares and unsecured debentures, which main characteristics are as follows:

Amount:	1,725,000
Face value unit:	R$ 1,000.00
Final maturity:	March 5, 2023
Payment of the face value:	Lump sum at final maturity
Interest:	105.25% of DI
Payment of interest:	Semiannually
Reprice:	Not applicable

7)               In October 2017, the subsidiary IPP carried out its seventh issuance of debentures in the amount of R$ 944.1 million, in two series, being on of 730,384 and another of 213,693, simple, nonconvertible into shares, nominative, book-entry and unsecured debentures. The debentures have been subscribed by Vert Companhia Securitizadora. The proceeds from this issuance were used exclusively for the purchase of ethanol by subsidiary IPP.

The debentures were later assigned and transferred to Vert Créditos Ltda., that acquired these agribusiness credit rights with the purpose to bind the issuance of Certificates of Agribusiness Receivables (CRA). The financial settlement occurred on November 1, 2017. The debentures have an additional guarantee from Ultrapar and the main characteristics of the debentures are as follows:

First serie

Amount:	730,384
Face value unit:	R$ 1,000.00
Final maturity:	October 24, 2022
Payment of the face value:	Lump sum at final maturity
Interest:	95.0% of DI
Payment of interest:	Semiannually
Reprice:	Not applicable

Second serie

Amount:	213,693
Face value unit:	R$ 1,000.00
Final maturity:	October 24, 2024
Payment of the face value:	Lump sum at final maturity
Interest:	IPCA + 4.34%
Payment of interest:	Annually
Reprice:	Not applicable

The subsidiary IPP contracted hedging instruments subjected to IPCA variation, changing the debentures charges linked to IPCA to 97.3% of DI. IPP designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

8)               In July 2017, the subsidiary IPP made its sixth issuance of public debentures, in one single series of 1,500 thousand simple, nonconvertible into shares and unsecured debentures, which main characteristics are as follows:

Amount:	1,500,000
Face value unit:	R$ 1,000.00
Final maturity:	July 28, 2022
Payment of the face value:	Annual as from July 2021
Interest:	105.0% of DI
Payment of interest:	Annually
Reprice:	Not applicable

9)               In April 2017, the subsidiary IPP carried out its fifth issuance of debentures, in two series, being one of 660,139 and another of 352,361, simple, nonconvertible into shares, nominative, book-entry and unsecured debentures. The debentures have been subscribed by Eco Consult – Consultoria de Operações Financeiras Agropecuárias Ltda. The proceeds from this issuance were used exclusively for the purchase of ethanol by subsidiary IPP.

The debentures were later assigned and transferred to Eco Securitizadora de Direitos Creditórios do Agronegócio S.A. that acquired these agribusiness credit rights with the purpose to bind the issuance of CRA. The debentures have an additional guarantee from Ultrapar and the main characteristics of the debentures are as follows:

First serie

Amount:	660,139
Face value unit:	R$ 1,000.00
Final maturity:	April 18, 2022
Payment of the face value:	Lump sum at final maturity
Interest:	95.0% of DI
Payment of interest:	Semiannually
Reprice:	Not applicable

Second serie

Amount:	352,361
Face value unit:	R$ 1,000.00
Final maturity:	April 15, 2024
Payment of the face value:	Lump sum at final maturity
Interest:	IPCA + 4.68%
Payment of interest:	Annually
Reprice:	Not applicable

The subsidiary IPP contracted hedging instruments subjected to IPCA variation, changing the debentures charges linked to IPCA to 93.9% of DI. IPP designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

10)            In May 2016, the subsidiary IPP made its fourth issuance of public debentures, in one single series of 500 simple, nominative, registered debentures, nonconvertible into shares and unsecured, which main characteristics are as follows:

Amount:	500
Face value unit:	R$ 1,000,000.00
Final maturity:	May 25, 2021
Payment of the face value:	Annual as from May 2019
Interest:	105.0% of DI
Payment of interest:	Semiannually
Reprice:	Not applicable

Subsidiary IPP paid in advance its fourth public issuance of debentures upon maturity.

The debentures have maturity dates distributed as shown below (includes accrued interest through December 31, 2020):

Maturity	R$ million

Charges (1)	(22.8)
Apr/2022	660.1
Jul/2022	750.0
Oct/2022	730.4
Mar/2023	1,725.0
Dec/2023	660.0
Apr/2024	443.9
Oct/2024	267.3
Nov/2024	90.0
Dec/2025	287.3
Mar/2028	498.5
Sep/2028	997.0
Total	7,086.8

¹Includes interest, transaction cost and market to market.

Financial institutions

In December 2021, the subsidiary Abastece Aí ended the year with a short-term liabilities in the amount of R$ 4.6 million.

The subsidiary Oxiteno México S.A de C.V has contracted loan of US$ 20.0 million with maturity in April 2022. The other maturities of this item are represented by Oxiteno Uruguay with maturities between October 2021 and July 2022 and by Oxiteno USA, which has already been fully settled on its maturity in September 2021. As of December 31, 2021 the balances of R$ 163.5 million were reclassified to liabilities held for sale.

Notes

In April 2020 the Company made its second public issuance of notes in a single series of 40 commercial notes, not convertible into shares, of unsecured type, whose main characteristics are:

Face value unit:	R$ 25,000,000.00
Final maturity:	April 16, 2021
Payment of the face value:	Lump sum at final maturity
Interest:	DI + 3.1%
Payment of interest:	Lump sum at final maturity
Reprice:	Not applicable

The Company paid in advance its second public issuance of notes on maturity.

Banco do Brasil

The subsidiary IPP has floating interest rate loans with Banco do Brasil in the amount of R$ 204.8 million on December 31, 2021, of which R$ 1.6 million in charges, intended for marketing, processing, or manufacturing of agricultural goods (ethanol) with maturity in May 2022.

ii.                 Other long-term relations with financial institutions

In addition to the relationships mentioned in items “10.1.f.i. Relevant loan and financing contracts” and “10.1.g. Limits of use of contracted loans and financing”, Ultrapar maintains long term relationships with financial institutions (i) in connection with the ordinary course of the business, such as the payroll of its employees, credit and collection, acquisition, payments and currency and interest rate hedging instruments and (ii) through a long-term contract between Ipiranga and Itaú Unibanco for the provision of financial services and management of the Ipiranga-branded credit cards.

iii.                Subordination of debt

These loans do not have guarantees by collateral as of December 31, 2021 (R$ 75.3 million as of December 31, 2020) and has guarantees and promissory notes in the amount of R$ 14,151.5 million as of December 31, 2021 (R$ 13,758.0 million as of December 31, 2020).

The Company and its subsidiaries offer collateral in the form of letters of credit for commercial and legal proceedings in the amount of R$ 118.2 million as of December 31, 2021 (R$ 129.1 million as of December 31, 2020).

iv.   Any restrictions on the obligor, in particular as concerns indebtedness and contracting new debt, distribution of dividends, assets disposal, new securities issues, and disposal of a controlling equity stake, and whether or not the issuer has been in compliance therewith

Because of the notes issued in the overseas market, Ultrapar and its subsidiaries are subject to certain covenants, including:

  Restriction on sale of all or substantially all assets of Ultrapar and its subsidiaries Ultrapar International and IPP;
  Restriction on encumbrance of assets exceeding US$ 150 million (equivalent to R$ 837.1 million as of December 31, 2021), or 15% of Ultrapar’s consolidated tangible assets.

Ultrapar and its subsidiaries are in compliance with the levels of covenants required by this debt. The restrictions imposed on the Company and its subsidiaries are customary in transactions of this nature and have not limited their ability to conduct their business to date.

g.                  Limits of use of contracted loans and financings and percentages already used

Not applicable.

h.                  Main changes in each term of the financial statements

Ultrapar – Consolidated

	12/31/2021 (pro forma)	12/31/2021 (continuing operations)	12/31/2020	12/31/2019	12/31/2021 (continuing operations) vs. 12/31/2020	12/31/2020 vs. 12/31/2019
ASSETS Cash, cash equivalents and financial investments	5,818.7	4,084.2	7,694.8	5,205.6	-47%	48%
Trade accounts receivable and reseller financing	4,987.5	3,957.8	3,868.1	4,072.0	2%	-5%
Inventories	6,168.6	3,918.8	3,846.2	3,715.6	2%	4%
Recoverable taxes	2,049.8	1,353.1	1,410.9	1,447.7	-4%	-3%
Contractual assets with customers – exclusive rights	555.1	555.1	478.9	465.5	16%	3%
Other	227.3	154.4	190.2	151.8	-19%	25%
Assets from subsidiaries held for sale	-	11,000.9			N/A	N/A
Total Current Assets	19,807.1	25,024.2	17,489.1	15,058.1	43%	16%
Investments	97.8	78.6	167.5	181.6	-53%	-8%
Property, plant and equipment	8,476.5	5,534.6	8,005.9	7,572.8	-31%	6%
Intangible assets	1,716.5	1,471.3	1,782.7	1,762.6	-17%	1%
Right to use assets	2,001.3	1,651.3	2,150.3	1,980.9	-23%	9%
Financial investments	871.7	379.3	977.4	506.5	-61%	93%
Trade accounts receivable and reseller financing	479.4	479.2	491.5	418.4	-2%	17%
Deferred income tax	1,313.7	571.8	974.7	653.7	-41%	49%
Taxes recoverable	1,613.8	1,202.2	1,736.0	872.3	-31%	99%
Escrow deposits	879.3	871.3	949.8	921.4	-8%	3%
Contractual assets with customers – exclusive rights	1,524.2	1,524.2	1,227.4	1,000.5	24%	23%
Other	229.1	222.6	298.0	266.6	-25%	12%
Total Non-Current Assets	19,203.3	13,986.2	18,761.1	16,137.4	-25%	16%

TOTAL ASSETS	39,010.4	39,010.4	36,250.2	31,195.5	8%	16%

LIABILITIES Loans, financing and debentures	3,105.4	2,866.1	3,255.9	1,117.4	-12%	191%
Leases payable	264.8	188.8	260.2	206.4	-27%	26%
Trade payables	7,232.5	5,790.0	4,040.7	2,700.1	43%	50%
Salaries and related charges	552.9	330.1	468.6	405.6	-30%	16%
Taxes payable	298.9	229.2	286.0	269.9	-20%	6%
Other	782.6	694.7	929.4	495.6	-25%	88%
Liabilities from subsidiaries held for sale	-	2,541.4			N/A	N/A
Total Current Liabilities	12,237.1	12,640.2	9,240.8	5,195.1	37%	78%
Loans, financing and debentures	13,514.0	13,511.6	14,120.3	13,275.3	-4%	6%
Leases payable	1,497.2	1,159.5	1,573.1	1,382.3	-26%	14%
Provisions for tax, civil and labor contingencies	847.8	812.2	854.4	884.1	-5%	-3%
Post-employment benefits	201.7	194.6	257.6	243.9	-24%	6%
Other	243.3	222.9	293.7	379.6	-24%	-23%
Total Non-Current Liabilities	16,304.0	15,900.9	17,099.1	16,165.2	-7%	6%
TOTAL LIABILITIES	28,541.1	28,541.1	26,339.9	21,360.3	8%	23%
EQUITY Capital stock	5,171.8	5,171.8	5,171.8	5,171.8	0%	0%
Reserves	5,467.0	5,467.0	5,006.7	4,542.3	9%	10%
Treasury shares	(488.4)	(488.4)	(489.1)	(485.4)	0%	1%
Other	(83.5)	(83.5)	(155.6)	229.5	-46%	N/A
Non-controlling interests	402.3	402.3	376.5	376.9	7%	0%
TOTAL EQUITY	10,469.2	10,469.2	9,910.3	9,835.2	6%	1%
TOTAL LIABILITIES AND EQUITY	39, 010.4	39,010.4	36,250.2	31,195.5	8%	16%

Main changes in the consolidated balance sheet accounts as of December 31, 2021 compared to December 31, 2020.

Assets

Current assets

Current assets totaled R$ 25,024.2 million on December 31, 2021, an increase of R$ 7,535.1 million in relation to December 31, 2020, mainly due to the reclassification of the assets from the discontinued operations to assets from the controlled entities held for sale, partially offset by a decrease in cash, cash equivalents and financial investments.

Considering both continuing and discontinued operations (pro forma view), the current assets totaled R$ 19,807.1 million, an increase of R$ 2,318.0 million, due to an increase of inventories, accounts receivable, financing to clients and recoverable taxes, partially offset by a decrease in cash, cash equivalents and financial investments.

Inventories

Inventories totaled R$ 3,918.8 million on December 31, 2021, an increase of R$ 72.6 million in relation to December 31, 2020, resulting from the reclassification of a portion of this item as assets from controlled entities held for sale, partially offset by an increase in the cost of fuel, LPG and raw materials.

Considering both continuing and discontinued operations (pro forma view), inventories totaled R$ 6,168.6 million, an increase of R$ 2,322.4 million in relation to December 31, 2020.

Trade receivables and resellers’ financing

The item of trade accounts receivable and reseller financing totaled R$ 3,957.8 million, an increase of R$ 89.8 million in regards to December 31, 2020, due to an increase in the costs of fuel, LPG and raw materials, partially offset by the reclassification of a portion of this item as assets from controlled entities held for sale.

Considering both continuing and discontinued operations (pro forma view), this item totaled R$ 4,987.5 million, an increase of R$ 1,119.5 million in relation to December 31, 2020.

Taxes recoverable

Taxes recoverable totaled R$ 1,353.1 million, a decrease of R$ 57.9 million in relation to December 31, 2020, due to a reclassification of a portion of this item as assets from controlled entities held for sale, partially offset by the constitution of extraordinary PIS/Cofins credits at Ipiranga over the course of 2021.

Considering both continuing and discontinued operations (pro forma view), the recoverable taxes totaled R$ 2,049.8 million, an increase of R$ 638.9 million in relation to December 31, 2020.

Cash, cash equivalents and financial investments

Cash, cash equivalents and financial investments of current assets totaled R$ 4,084.2 million on December 31, 2021, a decrease of R$ 3,610.6 million in relation to December 31, 2020, resulting from the reclassification of a portion of this item to assets from controlled entities held for sale, indebtedness management initiatives — such as the payment in advance of debts with a higher cost and the reduction of the level of exceeding cash, reducing the effects of loading cost — and the payment of dividends in 2021.

Considering both continuing and discontinued operations (pro forma view), cash, cash equivalents and financial investments of current assets totaled R$ 5,818.7 million, a decrease of R$ 1,876.0 in relation to December 31, 2020.

Non-current assets

The non-current assets totaled R$ 13,986.2 million on December 31, 2021, a decrease of R$ 4,774.9 million in relation to December 31, 2020, mainly due to the reclassification of a portion of the non-current assets to assets from controlled entities held for sale, in the current assets.

Considering both continuing and discontinued operations (pro forma view), the non-current assets totaled R$ 19,203.3 million on December 31, 2021, an increase of R$ 442.2 million in relation to December 31, 2020, due to an increase of fixed assets.

Property, plant and equipment

Property, plant and equipment totaled R$ 5,534.6 million on December 31, 2021, a decrease of R$ 2,471.3 million in relation to December 31, 2020, due to the reclassification of a portion of the fixed assets to assets from controlled entities held for sale.

Considering both continuing and discontinued operations (pro forma view), the Property, plant and equipment totaled R$ 8,476.5 million, an increase of R$ 470.6 million, due to investments made over the course of 2021 for the expansion, maintenance and safety of the productive units, partially offset by the depreciation in the period.

Liabilities

Current liabilities

The current liabilities on December 31, 2021 totaled R$ 12,640.2 million, an increase of R$ 3,399.4 million in relation to December 31, 2020, mainly due to the reclassification of liabilities from discontinued operations to liabilities related to controlled entities and held for sale and the increase in suppliers.

Considering both continuing and discontinued operations (pro forma view), the current liabilities totaled R$ 12,237.1 million, an increase of R$ 2,996.2 million in relation to December 31, 2020.

Trade payables

The item of suppliers totaled R$ 5,790.0 million on December 31, 2021, an increase of R$ 1,749.3 million in relation to December 31, 2020, mainly due to increase in the costs of fuel, LPG and raw materials, partially offset by the reclassification of a portion of this item to liabilities related to controlled entities held for sale.

Considering both continuing and discontinued operations (pro forma view), the item of suppliers totaled R$ 7,232.5 million, an increase of R$ 3,191.9 million in relation to December 31, 2020.

Non-current liabilities

The non-current liabilities totaled R$ 15,900.9 million on December 31, 2021, a decrease of R$ 1,198.2 million in relation to December 31, 2020. Such decrease results from less loans, financing and long-term debentures.

Considering both continuing and discontinued operations (pro forma view), the non-current liabilities totaled R$ 16,304.0 million, a decrease of R$ 795.0 million in relation to December 31, 2020.

Loans, financing and debentures

The loans, financing and debentures totaled R$ 13,511.6 million on December 31, 2021, a decrease of R$ 608.7 million in relation to December 31, 2020, resulting from the transfer of amounts maturing in 2022, from the non-current liabilities to the current liabilities, partially offset by new long-term funding arrangements and the devaluation of the Brazilian Real on foreign currency.

Considering both continuing and discontinued operations (pro forma view), the loans, financing and debentures totaled R$ 13,514.0 million, a decrease of R$ 606.2 million in relation to December 31, 2020.

Equity

Ultrapar’s equity totaled R$ 10,469 million on December 31, 2021, up R$ 559.0 million from December 31, 2020, due mainly to the effect of an increase in profit reserves and foreign exchange rate variantions on overseas subsidiaries.

Main changes in the consolidated balance sheet accounts as of December 31, 2020 compared to December 31, 2019.

Assets

Current assets

Current assets totaled R$ 17,489.1 million on December 31, 2020, up R$ 2,431.0 million from December 31, 2019, due mainly to an increase in cash, cash equivalents and financial investments.

Cash, cash equivalents and financial investments (current assets)

Cash, cash equivalents and financial investments as part of current assets were R$ 7,694.8 million on December 31, 2020, up R$ 2,489.2 million from December 31, 2019, because of increased preventive funding in the period, mainly for the purposes of liquidity reinforcement in the face of the uncertainty arising from the pandemic.

Non-current assets

Non-current assets totaled R$ 18,761.1 million on December 31, 2020, up R$ 2,623.7 million from December 31, 2019, due mainly to an increase in property, plant and equipment, financial investments and taxes recoverable.

PP&E and intangible assets

Property, Plant & Equipment and Intangible Assets totaled R$ 8,005.9 million on December 31, 2019, up R$ 433.1 million from December 31, 2019, due to investments made in fiscal year 2020, intended for production units maintenance and safety. These investments were partly offset by depreciation and amortization in the period.

Financial investments (non-current assets)

Financial investments totaled R$ 977.4 million on December 31, 2020, up R$ 470.9 million from December 31, 2019, due mainly to the appreciation of dollar on currency hedges.

Taxes recoverable (non-current assets)

Taxes recoverable totaled R$ 1,736.0 million on December 31, 2020, up R$ 863.7 million from December 31, 2019, due mainly to the constitution of extraordinary PIS/Cofins credits at Oxiteno and Ipiranga over the course of 2020.

Liabilities

Current liabilities

Current liabilities as of December 31, 2020 were R$ 9,240.8 million, up R$ 4,045.8 million from December 31, 2019, due mainly to an increase in loans, financing and debentures, and trade obligations.

Loans, financing and debentures (current liabilities)

Loans financing and debentures totaled R$ 3,255.9 million on December 31, 2020, up R$ 2,138.5 million from December 31, 2019, due mainly to a transfer of amounts coming due in 2021 from non-current to current liabilities and to new short-term funding.

Trade payables

The trade payables account was R$ 4,040.7 million on December 31, 2020, up R$ 1,340.6 million from December 31, 2019, with increases at Ipiranga and Oxiteno arising from initiatives embraced to lengthen trade payables periods and improve working capital.

Non-current liabilities

Non-current liabilities were R$ 17,099.1 million on December 31, 2020, up R$ 933.8 million from December 31, 2019. The increase in non-current liabilities reflects that in long-term loans, financing and debentures.

Loans, financing and debentures (non-current liabilities)

Loans, financing and debentures totaled R$ 14,120.3 million on December 31, 2020, up R$ 845.0 million from December 31, 2019, due mainly to new long-term funding arrangements and the devaluation of the Real on foreign financing.

Equity

Ultrapar’s equity totaled R$ 9,910.3 million on December 31, 2020, up R$ 75.1 million from December 31, 2019, due mainly to the effect of foreign exchange rate variations on overseas subsidiaries, and an increase in capital reserves and profit reserves. These effects were mitigated by the exchange rate variation of the cash flow hedge (equity income adjustment) and a reduction in additional dividends to the minimum required.

Main change in the consolidated income statements for the fiscal year ending December 31, 2021 compared to the fiscal year ending December 31, 2020

In order to maintain comparability and consistency with the numbers disclosed in the 2021 financial statements, we present the 2020 numbers reflecting only the result of continuing operations, which explains the difference in these numbers between this section and the year comparison section. of 2020 and 2019.

	Year ending December 31, 2021	% net revenue from sales and services	Year ending December 31, 2020 (restated)	% net revenue from sales and services	∆(%) 2021 vs. 2020 (restated)
Net revenue from sales and services	109,732.8	100%	74,058.1	100%	48%
Cost of goods and services sold	(104,828.0)	96%	(70,056.4)	95%	50%
Gross profit	4,904.9	4%	4,001.6	5%	23%
General, administrative, sales, and commercial expenses	(3,398.2)	3%	(2,605.1)	4%	30%
Other operating results, net	96.2	0%	64.0	0%	50%
Proceeds from the disposal of assets	184.2	0%	85.5	0%	116%
Operating income	1,787.0	2%	1,546.0	2%	16%
Financial results	(762.7)	1%	(550.3)	1%	39%
Equity income	(17.6)	0%	(44.0)	0%	-60%
Income tax and social contribution	(188.0)	0%	(304.5)	0%	-38%
Net income from continuing operations	818.6	1%	647.1	1%	27%

Profit (loss) from discontinued operations	65.3	N/A	280.6	N/A	-77%
Net income (pro forma view)	883.9	N/A	927.7	N/A	-5%
Net income attributable to
Shareholders of Ultrapar	850.5	N/A	893.4	N/A	-5%
Non-controlling shareholders of subsidiaries	33.4	N/A	34.3	N/A	-3%

Depreciation and amortization ¹	1,196.4	1%	1,127.6	2%	6%

Adjusted EBITDA from continuing operations	2,965.7	3%	2,629.6	4%	13%
Adjusted EBITDA from discontinued operations	738.6	N/A	849.0	N/A	-13%
Adjusted EBITDA (pro forma view)	3,704.3	N/A	3,478.5	N/A	6%

¹ Includes amortization of contractual assets with clients – exclusive rights

EBITDA – Earnings Before Interest, Taxes, Depreciation and Amortization; Adjusted EBITDA – adjusted for amortization of contractual assets with customers - exclusive rights and results of cash flow hedge from bonds; and EBIT – Earnings Before Interest and Taxes, are presented in accordance with CVM Instruction 527, issued by CVM on October 4, 2012. The calculation of Adjusted EBITDA from net income is shown below:

(R$ million)	2021 (pro forma view)	2021	2020 (pro forma view)	2020
Net Income	883.9	818.6	927.7	647.1
(+) Income tax and social contribution	74.7	188.0	571.4	304.5
(+) Net financial revenue (expense)	909.7	762.7	269.4	550.3
(+) Depreciation and amortization	1,377.2	913.8	1,267.2	838.2
EBITDA	3,245.6	2,683.2	3,035.6	2,340.1
Adjustments
(+) Amortization of contractual assets with clients – exclusive rights (Ipiranga)	281.0	281.0	287.8	287.8
(+) Amortization of contractual assets with clients – exclusive rights (Ultragaz)	1.5	1.5	1.6	1.6
(+) Cash flow hedge (bonds)	176.2	-	153.5	-
Adjusted EBITDA	3,704.3	2,965.7	3,478.5	2,629.6

The purpose of including Adjusted EBITDA information is to provide a measure used by the management for internal assessment of our operating results, besides being a directly or indirectly related measure to a portion of our employee profit sharing plan. It is also a financial indicator widely used by investors and analysts to measure our ability to generate cash from operations and our operating performance. We believe Adjusted EBITDA allows a better understanding not only of our financial performance but also of our capacity of meeting the payment of interest and principal from our debt and of obtaining resources for our investments and working capital. Our definition of Adjusted EBITDA may differ from similarly titled measures used by other companies, and may not be comparable, thereby limiting its usefulness as a comparative measure. Because Adjusted EBITDA excludes net financial expenses (income), income tax and social contribution and depreciation and amortization, it provides an indicator of general economic performance that is not affected by debt restructurings, fluctuations in interest rates or changes in income and social contribution taxes, depreciation and amortization. Adjusted EBITDA is not a measure of financial performance under accounting practices adopted in Brazil or IFRS. Adjusted EBITDA should not be considered in isolation, or as a substitute for net income, as a measure of operating performance, as a substitute for cash flows from operations or as a measure of liquidity. Adjusted EBITDA has material limitations that impair its value as a measure of a company’s overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such as financial expenses, income taxes and depreciation and amortization.

Overview of sales volume

	2021	2020	∆ (%) 2021 - 2020
Ultragaz (000 tons)	1,714	1,732	-1%
Ultracargo (000 m³)	12,545	12,244	2%
Oxiteno (000 tons)	779	753	3%
Ipiranga (000 m³)	22,477	21,461	5%
Extrafarma (stores at yearend)	399	405	-1%

The volume sold by Ultragaz fell by 1% in 2021, mainly because of the 4% decrease of sales in the bottled segment due to lower demand growth for LPG bottles, reflecting stronger social isolation in 2020. In the bulk segment, volumes increased 5%, with higher sales to industries, commercial and services segments, which were more affected by the pandemic in 2020.

The cubic meter sold by Ultracargo increased 2%, because of greater fuel handling in Itaqui, due to the expansions of tankage capacity, partially offset by lower fuel handling in Santos, resulting from lower imports.

Oxiteno’s sales volume increased 3% in 2021, with a growth of 8% in specialty chemicals, driven by higher sales mainly to crop solutions and coatings segments, in addition to higher sales in the United States (plant ramp-up). The volume of commodities decreased 17% compared to 2020, due to the prioritization of specialties in the product mix and lower market demand.

Sales volume at Ipiranga increased 5% in 2021, due to the greater effects of the pandemic on fuel consumption in Brazil in 2020, with a growth of 3% in Otto cycle and 6% in diesel.

Extrafarma closed 6 drugstores in 2021 and ended the year with 399 pharmacies, a reduction of 1% in its network. At the end of the year, maturing stores (with up to three years of operation) represented 12% of the network, as a result of greater selectivity in expansion and a more rigorous approach to underperforming stores.

Net revenues

(R$ million)	2021	2020	∆(%) 2021 - 2020
Ultragaz	9,744.7	7,408.3	32%
Ultracargo	713.1	644.2	11%
Ipiranga	99,382.6	66,133.0	50%
abastece aí	84.7	17.2	392%
Others / Eliminations	(192.3)	(144.7)	33%
Ultrapar	109,732.8	74,058.1	48%
Discontinued operations	9,065.8	7,183.0	26%
Ultrapar (pro forma view)	118,798.6	81,241.1	46%

Ultrapar recorded net revenue from sales and services of R$ 109,732.8 million in 2021, an increase of 48% compared to 2020, reflecting higher revenue in all businesses, especially Ipiranga. Considering both continuing and discontinued operations (pro forma view), net revenue was R$ 118,798.6 million, an increase of 46% in relation to 2020.

Ultragaz’s net revenues rose 32% in 2021, because of LPG costs increases. At Ultracargo, net revenues rose 11% in 2021, due to contractual readjustments, greater handling and better mix of products and terminals. Net revenues at Ipiranga increased 50%, because of the increase in the average costs of products derived from oil and ethanol, in addition to higher sales volume. The net revenue of abastece aí was R$ 84.7 million, an increase of R$ 67.5 million in relation to the previous year, mainly due to the high number of transactions in Ipiranga filling stations.  The net revenue from discontinued operations increased 26% in 2021.

Cost of goods and services sold

(R$ million)	2021	2020	∆ (%) 2021 - 2020
Ultragaz	8,626.3	6,310.2	37%
Ultracargo	285.4	270.0	6%
Ipiranga	96,110.4	63,609.9	51%
abastece aí	-	-	N/A
Other / Eliminations	(194.2)	(133.6)	45%
Ultrapar	104,828.0	70,056.4	50%
Discontinued operations	6,901.2	5,571.8	24%
Ultrapar (pro forma vision)	111,729.1	75,628.2	48%

Ultrapar's cost of goods and services was R$ 104,828.0 million in 2021, an increase of 50% compared to 2020, due to the increase in costs in all businesses. Considering both continuing and discontinued operations (pro forma view), the cost of goods and services was R$ 111,729.1 million, an increase of 48% compared to 2020.

The cost of goods sold by Ultragaz increased 37%, due to the increases of LPG and fuels costs in addition to the effects of inflation on production materials. At Ultracargo, the cost of services provided rose 6%, mainly due to the higher depreciation, resulting from expanded tankage capacity, and leasing readjustments. The cost of goods sold by Ipiranga increased by 51%, for the same reasons that affected the net revenues. The cost of goods sold and services rendered from discontinued operations increased by 24% compared to 2020.

Gross profit

Ultrapar posted gross profit of R$ 4,904.9 million in 2021, a growth of 23% compared to 2020, as a result of the increase in gross profit in all continuing operations. Considering both continuing and discontinued operations (pro forma view), gross profit was R$ 7,069.5, up 26% in relation to 2020.

General, administrative, sales and commercial expenses

(R$ million)	2021	2020	∆ (%) 2021 - 2020
Ultragaz	661.2	620.2	7%
Ultracargo	136.3	129.9	5%
Ipiranga	2,232.3	1,707.7	31%
abastece aí	184.9	70.3	163%
Other / Eliminations	183.6	77.1	138%
Ultrapar	3,398.2	2,605.1	30%
Discontinued operations	1,664.0	1,493.2	11%
Ultrapar (pro forma vision)	5,062.2	4,098.4	24%

Ultrapar recorded general, administrative, sales and commercial expenses of R$ 3,398.2 million in 2021, an increase of 30% compared to 2020, due to the increase in expenses in all continuing operations. Considering both continuing and discontinued operations (pro forma view), general, administrative, sales and commercial expenses amounted to R$ 5,062.2 million, an increase of 24% compared to 2020.

At Ultragaz, general, administrative, sales and commercial expenses increased 7% in the year, due to higher expenses with personnel, freight, and commercial rebates, partially offset by lower expenses with consultancies and initiatives to reduce expenses in several lines.

General, administrative, sales and commercial expenses increased 5% in the year at Ultracargo, due to higher personnel expenses (mainly variable compensation, in line with the progression of results) and information technology and engineering to support expansion projects, productivity gains and digital transformation.

At Ipiranga, general, administrative, sales and commercial expenses rose 31%, mainly due to higher provisions for contingencies, higher expenses on AmPm’s company-operated stores, Iconic (higher sales volume and commercial rebates) and freight (higher sales volume and increase in unit cost), in addition to the expense saving in several fronts in 2020.

General, administrative, sales and commercial expenses were R$ 184.9 million at abastece aí, an increase of R$ 114.6 million, due to higher expenses with personnel, development and marketing to increase the use of the application and the loyalty program.

General, administrative, sales and commercial expenses from discontinued operations increased 11% compared to last year.

Depreciation and amortization

Total depreciation and amortization costs and expenses in 2021 amounted R$ 1,196.4 million, up 6% in relation to 2020, because of investments made over the period.

Considering both continuing and discontinued operations (pro forma view), the total was R$ 1,659.8 million, an increase of 7% compared to 2020.

Other operating income

Ultrapar reported a net operating revenue of R$ 96.2 million in 2021, an increase of 50% in relation to 2020, resulting from the higher constitution of extemporaneous tax credits and the increased revenue with suppliers' merchandise items at Ipiranga, partially offset by the higher costs related to Renovabio's goals.

Considering both continuing and discontinued operations (pro forma view), Ultrapar's net operating revenue totaled R$ 123.0 million, a decrease of 44% in relation to 2020.

Income from disposal of assets

The R$ 98.7 million increase in the income from the disposal of assets line is mainly due to the capital gains from the sale of ConnectCar for R$ 76 million and a higher sale of lands, both concerning Ipiranga's properties.

Considering both continuing and discontinued operations (pro forma view), the income from disposal of assets increased R$ 107.0 million in relation to 2020.

Operating profit

Ultrapar reported an operating profit of R$ 1,787.0 million in 2021, 16% higher in comparison to 2020, due to the informed above.

Considering both continuing and discontinued operations (pro forma view), the operating profit totaled R$ 1,885.9 million, an increase of 4% in relation to 2020.

Financial income

Ultrapar reported net financial expenses amounting to R$ 762.7 million in 2021, 39% higher in comparison to 2020, mainly due to the negative results of the mark-to-market position on the foreign exchange hedging and the higher cost of the debts because the interest rates increased.

Considering both continuing and discontinued operations (pro forma view), Ultrapar reported net financial expenses of R$ 909.7 million, a decrease of R$ 640.3 million.

Net income

Ultrapar's net income was R$ 818.6 million in 2021, an increase of 27% in relation to what was recorded in 2020, mainly due to the higher EBITDA and less taxes, partially offset by the increase in the depreciation and net financial expenses.

Considering both continuing and discontinued operations (pro forma view), Ultrapar's net income reached R$ 883.9 million in 2021, a decrease of 5% in relation to what was recorded in 2020, mainly due to Extrafarma's impairment.

Adjusted EBITDA

Reported (R$ million)	2021	2020	∆ (%) 2021 - 2020
Ultragaz	729.3	729.1	0%
Ultracargo	396.0	337.5	17%
Ipiranga	2,086.7	1,711.7	22%
abastece aí	(80.4)	(41.7)	93%
Holding and others	(177.6)	(127.3)	39%
Eliminations	11.7	20.2	-42%
Ultrapar	2,965.7	2,629.6	13%
Oxiteno	1,103.7	784.9	41%
Extrafarma	(353.5)	84.3	N/A
Eliminations	(11.7)	(20.2)	-42%
Ultrapar (pro forma view)	3,704.3	3,478.5	6%

Recurring (R$ million)	2021	2020	∆ (%) 2021 - 2020
Ultragaz	729.3	729.1	0%
Ultracargo	396.0	325.7	22%
Ipiranga	2,010.2	1,711.7	17%
abastece aí	(80.4)	(41.7)	93%
Holding and others	(177.6)	(127.3)	39%
Eliminations	11.7	20.2	-42%
Ultrapar	2,889.2	2,617.8	10%
Oxiteno	1,103.7	629.2	75%
Extrafarma	74.1	84.3	-12%
Eliminations	(11.7)	(20.2)	-42%
Ultrapar (pro forma view)	4,055.3	3,311.1	22%

For better comparability between 2021 and 2020 results and an analysis of the performance of Ultrapar and the businesses, we have excluded the following non-recurring effects: in 2020, the extemporaneous tax credits of Oxiteno and Ultracargo, respectively R$ 155.7 million and R$ 11.7 million; and in 2021, the Extrafarma's impairment of R$ 427.5 million and the capital gains from the sale of ConectCar, for R$ 76.5 million at Ipiranga.

Ultrapar's Adjusted EBITDA reached R$2,965.7 million in 2021, a 13% growth compared to 2020. If we exclude the non-recurring items mentioned above, Ultrapar's Adjusted EBITDA was R$2,889.2 million, an increase of 10%. compared to 2020.

Ultragaz’s Adjusted EBITDA amounted to R$ 729.3 million in 2021, a similar level compared to the previous year, mainly due to initiatives for reducing expenses, despite strong inflation throughout the year and lower sales volume.

Ultracargo registered a record EBITDA level of R$ 396.0 million in 2021 (+17%). Excluding the effect of the extraordinary PIS/Cofins tax credits of R$ 12 million in 2020, recurring EBITDA growth in the annual comparison was 22%, as a result of expansions in capacity with profitability gains, contractual readjustments and productivity gains.

Ipiranga’s EBITDA amounted to R$ 2,086.7 million in 2021 (+22%). Excluding the effect of the capital gain from ConectCar’s sale, the growth of recurring EBITDA was 17%, due to higher sales volume, improvement on margins, higher results in the other operating results line and higher results from the disposal of property, attenuated by higher expenses.

Abastece aí recorded a negative EBITDA of R$ 80.4 million, R$ 38.7 million worse than in 2020, due to higher expenses with personnel, development and marketing to reach out more people to use the app and subscribe to the loyalty program.

Excluding the non-recurring effects mentioned above, the EBITDA from the discontinued operations totaled R$ 1,166.1 million, an increase of 68% in relation to 2020.

Considering both continuing and discontinued operations (pro forma view), Ultrapar's Adjusted EBITDA reached R$ 3,704.3, an increase of 6% in relation to 2020.   Excluding the non-recurring effects mentioned above, Ultrapar's Adjusted EBITDA totaled R$ 4,055.3 million, an increase of 22% in relation to 2020.

Main change in the consolidated income statements for the fiscal year ending December 31, 2020 compared to the fiscal year ending December 31, 2019

	Year ending December 31, 2020	% net revenue from sales and services	Year ending December 31, 2019	% net revenue from sales and services	∆(%) 2020 vs. 2019
Net revenue from sales and services	81,241.1	100%	89,298.0	100%	-9%
Cost of goods and services sold	(75,628.2)	93%	(83,187.1)	93%	-9%
Gross profit	5,612.9	7%	6,110.9	7%	-8%
General, administrative, sales, and commercial expenses	(4,098.4)	5%	(4,366.6)	5%	-6%
Other operating results, net	221.4	0%	179.6	0%	23%
Proceeds from the disposal of assets	76.1	0%	(30.0)	0%	N/A
Impairment	-	N/A	(593.3)	1%	N/A
Operating income	1,812.1	2%	1,300.6	1%	39%
Financial results	(269.4)	0%	(506.9)	1%	-47%
Equity income	(43.6)	0%	(12.1)	0%	259%
Income tax and social contribution	(571.4)	1%	(378.6)	0%	51%
Net income	927.7	1%	402.9	0%	130%

Net income attributable to
Shareholders of Ultrapar	893.4	1%	373.5	0%	139%
Non-controlling shareholders of subsidiaries	34.3	0%	29.4	0%	17%

Depreciation and amortization ¹	1,556.6	2%	1,500.0	2%	4%

Adjusted EBITDA	3,478.5	4%	2,800.3	3%	24%

¹ Includes amortization of contractual assets with clients – exclusive rights

EBITDA – Earnings Before Interest, Taxes, Depreciation and Amortization; Adjusted EBITDA – adjusted for amortization of contractual assets with customers - exclusive rights and results of cash flow hedge from bonds; and EBIT – Earnings Before Interest and Taxes, are presented in accordance with CVM Instruction 527, issued by CVM on October 4, 2012. The calculation of Adjusted EBITDA from net income is shown below:

(R$ million)	2020 IFRS 16	2019 IFRS 16	∆(%) 2020 vs 2019
Net Income	927.7	402.9	130%
(+) Income tax and social contribution	571.4	378.6
(+) Net financial revenue (expense)	269.4	506.9
(+) Depreciation and amortization	1,267.2	1,144.7
EBITDA	3,035.6	2,433.1	25%
Adjustments
(+) Amortization of contractual assets with clients – exclusive rights (Ipiranga)	287.8	355.1
(+) Amortization of contractual assets with clients – exclusive rights (Ultragaz)	1.6	0.2
(+) Cash flow hedge (bonds)	153.5	11.9
Adjusted EBITDA	3,478.5	2,800.3	24%

The purpose of including Adjusted EBITDA information is to provide a measure used by the management for internal assessment of our operating results, besides being a directly or indirectly related measure to a portion of our employee profit sharing plan. It is also a financial indicator widely used by investors and analysts to measure our ability to generate cash from operations and our operating performance. We believe Adjusted EBITDA allows a better understanding not only of our financial performance but also of our capacity of meeting the payment of interest and principal from our debt and of obtaining resources for our investments and working capital. Our definition of Adjusted EBITDA may differ from similarly titled measures used by other companies, and may not be comparable, thereby limiting its usefulness as a comparative measure. Because Adjusted EBITDA excludes net financial expenses (income), income tax and social contribution and depreciation and amortization, it provides an indicator of general economic performance that is not affected by debt restructurings, fluctuations in interest rates or changes in income and social contribution taxes, depreciation and amortization. Adjusted EBITDA is not a measure of financial performance under accounting practices adopted in Brazil or IFRS. Adjusted EBITDA should not be considered in isolation, or as a substitute for net income, as a measure of operating performance, as a substitute for cash flows from operations or as a measure of liquidity. Adjusted EBITDA has material limitations that impair its value as a measure of a company’s overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such as financial expenses, income taxes and depreciation and amortization.

Overview of sales volume

	2020	2019	∆ (%) 2020 - 2019
Ultragaz (000 tons)	1,732	1,706	2%
Ultracargo (000 m³)	12,244	10,779	14%
Oxiteno (000 tons)	753	734	3%
Ipiranga (000 m³)	21,461	23,494	-9%
Extrafarma (stores at yearend)	405	416	-3%

Sales volume at Ultragaz was up 2% in 2020, reflecting market growth in the period. In the bottled segment, volume was up 2% because of increased household consumption, which was boosted by pandemic-related restrictions. In the bulk segment, volume remained steady, with increased industrial and special gases (propellants) sales, mitigated by a reduced volume of sales to retail and services, which were hit hardest by pandemic-related isolation measures. Ultracargo’s cubic meters sold was up 14%, due to capacity expansions at Santos and Itaqui in 2H19 and 1H20 and to improved efficiency using the existing tankage. Oxiteno’s sales volume was up 3% in 2020. Specialty chemicals volume was up 6%, due to strong sales to the hygiene & cleaning and agribusiness segments on the domestic front, increased sales in the United States, and increased exports. The commodities volume was down 10% YoY, due to reduced market demand. Ipiranga’s sales volume was down 9% in 2020 because of the effects of the coronavirus pandemic, which had a material impact on fuels consumption in Brazil, particularly in the second quarter of 2020, with a gradual recovery since then. For additional information on the pandemic, see “Item 10.9. Comments on other material facts affecting operating performance”. The Otto cycle, which was the hardest hit segment, was down 14% in the fiscal year, whereas Diesel was down 3%. Extrafarma opened 2 new stores and closed down 13 in 2020, a 3% reduction to the chain, which reached yearend at 405 stores. At yearend, maturing stores (those in operation for up to three years) represented 25% of the chain, due to more selective expansion and increased strictness regarding poorly performing stores.

Net revenues

(R$ million)	2020	2019	∆(%) 2020 - 2019
Ultragaz	7,408.3	7,094.8	4%
Ultracargo	644.2	540.8	19%
Oxiteno	5,210.7	4,254.2	22%
Ipiranga	66,133.0	75,452.5	-12%
Extrafarma¹	2,106.4	2,174.2	-3%

¹ Gross revenue

Ultrapar reported net revenues from sales and services of R$ 81,241.1 million in 2020, down 9% from 2019, due mainly to decreasing revenues at Ipiranga. Net revenues at Ultragaz were up 4%, due mainly to the increased sales volume and LPG price adjustments on the part of Petrobras. Ultracargo’s net revenues were up 19%, boosted by increased fuels handling because of expansions and spot handling jobs, as well as higher fees arising from contract readjustments. At Oxiteno, net revenues were up 22%, due to the average 31% depreciation of the Brazilian Real (R$ 1.21/US$) and increased sales volume, partially offset by the 6% decrease in average US Dollar-denominated prices, following the drop in the international prices of petrochemicals. Ipiranga’s net revenues were down 12%, due mainly to the reduced sales volume and shifts in average fuel prices. Gross revenues at Extrafarma were down 3%, due to the smaller number of stores (-3%) and the temporary closing of 7% of shopping-mall stores in some months of the year and reduced customer flow because of the pandemic. These effects were mitigated by increased sales at the same stores while operational (+4%), driven by the increased average ticket and the reinforcement and expansion of online channel sales.

Cost of goods and services sold

(R$ million)	2020 IFRS 16	2019 IFRS 16	∆ (%) 2020 - 2019
Ultragaz	6,310.2	6,105.0	3%
Ultracargo	270.0	261.0	3%
Oxiteno	4,188.7	3,537.6	18%
Ipiranga	63,609.9	71,962.7	-12%
Extrafarma	1,399.1	1,462.3	-4%

Ultrapar´s cost of goods and services sold was R$ 75,628.2 million in 2020, down 9% from 2019 because of reduced costs at Ipiranga and Extrafarma. Ultragaz’s cost of goods sold was up 3% because of the increased sales volume and LPG cost readjustments on the part of Petrobras, in addition of increased freight expenses because of the need to collect LPG in more remote supply points and of increased storage costs. The cost of services provided at Ultracargo was up 3% because of YoY capacity increases. At Oxiteno, the cost of goods sold was up 18% because of the average 31% depreciation of the Brazilian Real (R$ 1.21/US$) and increased sales volume, partially offset by the 12% decrease in average unit costs in US Dollars. Ipiranga’s cost of goods sold was down 12% because of the smaller sales volume (as a result of the pandemic) and of shifts in average fuel prices. The cost of goods sold at Extrafarma was down 4% due mainly to reduced sales.

Gross profit

Ultrapar recognized R$ 5,612.9 million in gross profit in 2020, down 8% from 2019, because of Ipiranga’s decreased gross profit stemming from the reasons discussed above.

General, administrative, sales and commercial expenses

(R$ million)	2020 IFRS 16	2019 IFRS 16	∆ (%) 2020 - 2019
Ultragaz	620.2	636.5	-3%
Ultracargo	129.9	133.4	-3%
Oxiteno	819.6	724.2	13%
Ipiranga	1,707.7	2,002.1	-15%
Extrafarma	653.6	738.5	-11%

Ultrapar recognized general, administrative, selling and commercial expenses of R$ 4,098.4 million in 2020, down 6% from 2019, due to reduced expenses at Ultragaz, Ultracargo, Ipiranga and Extrafarma. At Ultragaz, general, administrative and selling expenses were down 3%. Despite the increase on freight expenses as a result of increased volume and inflation, and higher expenses with consulting for operational efficiency gains, Ultragaz adopted several initiatives to reduce expenses, particularly as concerns the payroll line, in addition to reduced materials expenses and reduced provisions for doubtful accounts. Utracargo’s general, administrative and selling expenses were down 3% because of reduced payroll expenses, mitigated by increased spending on information systems to strengthen the technology platform, and conceptual engineering plans for expansion studies. At Oxiteno, general, administrative and selling expenses were up 13% because of increased freight spending (increased volume and exchange rate effect on overseas freight), the effect of foreign exchange variations on the expenses of international units, and expense-reduction efforts. Ipiranga’s general, administrative and selling expenses were down 15%, due mainly to reduced payroll and freight spending (lower sales volume), and smaller provisions for doubtful accounts and withholding expenses on several fronts. Extrafarma’s general, administrative and selling expenses were down 11%, reflecting the reduced number of stores and initiatives in the areas of expense withholding, productivity gains, and logistics optimization.

Depreciation and amortization

Total costs and expenses with depreciation and amortization in 2020 were R$ 1,556.6 million, up 4% from 2019 because of investments made over the period and increased software amortization.

Other operating income

Ultrapar recognized net operating income of R$ 221.4 million in 2020, up 23% from 2019, reflecting the constitution of tax credits at Oxiteno and Ultracargo in 2020. This was partly offset by the appropriation of costs associated with Renovabio targets at Ipiranga in the same period. In addition, 2019 had the Consent Decree recognition at Ultracargo and tax credits at Extrafarma.

Income from the disposal of assets

The R$ 106.2 million increase in the income from the disposal of assets line is mainly due to the sale of Ipiranga real estates in 2020, the pruning of Extrafarma stores, and the write-off of Oxiteno Andina assets in 2019.

Impairment

The R$ 593.3 million entry on this line in 2019 concerns impairment associated with the Extrafarma goodwill acquisition premium.

Operating income

Ultrapar posted R$ 1,812.1 million in operating income in 2020, up 39% from 2019, due mainly to the 2019 recognition of impairment at Extrafarma.

Financial results

Ultrapar’s financial results were a net expense of R$ 269.4 million in 2020, down 47% from 2019 due mainly to the appropriation of interest on non-recurring tax credits in the amount of R$ 238.3 million that year.

Net income for the fiscal year

Ultrapar’s consolidated net income was R$ 927.7 million in 2020, up 130% from 2019, due mainly to the period’s increased EBITDA and reduced financial expenses, partially offset by higher taxes and higher depreciation and amortization costs and expenses.

Adjusted EBITDA

Reported (R$ million)	2020 IFRS 16	2019 IFRS 16	∆ (%) 2020 - 2019
Ultragaz	729.1	586.7	24%
Ultracargo	337.5	164.8	105%
Oxiteno	784.9	221.6	254%
Ipiranga	1,711.7	2,486.6	-31%
Extrafarma	84.3	(565.9)	N/A

Ex- non-recurring (R$ million)	2020 IFRS 16	2019 IFRS 16	∆ (%) 2020 - 2019
Ultragaz	729.1	586.7	24%
Ultracargo	325.7	230.4	41%
Oxiteno	629.2	235.6	167%
Ipiranga	1,711.7	2,486.6	-31%
Extrafarma	84.3	27.4	208%

For better comparability between 2020 and 2019 results and an analysis of the effective performance of Ultrapar and its businesses, we have excluded the following non-recurring effects: in 2019, the impairment of Extrafarma, in the amount of R$ 593.3 million; the Consent Decree at Ultracargo, in the amount of R$ 65.5 million; and the write-off of Oxiteno Andina assets in the amount of R$ 14.0 million; and, in 2020, tax credits in the amount of R$ 155.7 million and R$ 11.7 million at Oxiteno and at Ultracargo, respectively.

Ultrapar’s adjusted EBITDA was R$ 3,478.5 million in 2020, up 24% from 2019. Ex- the non-recurring effects above, Ultrapar’s Adjusted EBITDA would have been R$ 3,311.1 million, down 5% from 2019. Ultragaz’s EBITDA set a new record, totaling R$ 729.1 million, up 24%, due mainly to the increased sales volume, improved operating efficiency, and reduced expenses. Ultracargo’s EBITDA also set a new record, at R$ 337.5 million, up 41% ex the effects named above, due to capacity expansions and efficiency gains at the terminals, contract readjustments, and productivity gains. Oxiteno was the third business to post new record EBITDA levels, at R$ 784.9 million, up 167%, ex non-recurring effects, due mainly to (i) increased sales volume, (ii) improved US Dollar-denominated contribution margins, (iii) ramp-up of the US Plant, and (iv) average 31% depreciation of the Brazilian Real (R$ 1.21/US$). Ipiranga’s EBITDA was R$ 1,711.7 million, down 31% because of the lower sales volume and narrower margins, aggravated by oscillating fuel costs and the reduction in other operating results. Extrafarma’s EBITDA was R$ 84.3 million, up a sharp 208% ex the 2019 impairment, due to (i) the maturity of chain elements in the past 3 years, (ii) the pruning process and improved return on the chain, (iii) improved margins; and (iv) initiatives for productivity gains and expenses reduction.

10.2 – Comments on:

a.   Company’s operating results, especially:

i.     description of major components of revenues

Over the past three years, more than 90% of consolidated net revenues of Ultrapar was generated by Ipiranga an Ultragaz. Therefore, the main components of these revenues come from diesel, gasoline, ethanol and LPG sales. See “Item 10.2.c. Effect of inflation, changes in prices of main inputs and products, foreign exchange and interest rates on the Company’s operating results and financial results”.

ii.     factors that materially affected operating results

See “Item 10.1.h. Main changes in each item of the financial statements – Main changes in consolidated income statement”.

b.   Changes in revenues attributable to changes in prices, exchange rates, inflation, changes in volumes and introduction of new products and services

See “Item 10.1.h. Main changes in each item of the financial statements – Main changes in consolidated income statement” and See “Item 10.2.c. Effect of inflation, changes in prices of main inputs and products, foreign exchange and interest rates on the Company’s operating results and financial results”.

c.  Effect of inflation, changes in prices of main inputs and products, foreign exchange and interest rates on the Company’s operating results and financial results, if relevant

LPG business

In recent years, Petrobras’ practice was not to immediately reflect volatility of international prices of oil and its derivatives in the Brazilian market. However, in June 2017, the dynamic of LPG prices supplied to distributors was modified to reflect international price volatility and exchange rate variation. To smooth out the peaks and troughs in international prices, in January 2018, the LPG pricing dynamic was adjusted. The determination period for international prices and exchange rates, which define adjustment percentages, was set as the average of the 12 preceding months, no more the monthly variation, and price changes became quarterly. The pricing policy for residential use was terminated in August 2019. No formal LPG pricing policy exists for commercial, industrial or residential use.

With the coronavirus pandemic, just like many other commodities, the LPG prices have been subject to a higher volatility as well.   The domestic price of the LPG was affected by this volatility as Petrobras started adjusting it based on the international prices — which have become higher —, reasserting the PPI (international parity price) policy.

LPG prices for bottled and bulk segments were historically different. In November 2019, this differentiation was extinguished, and, therefore, national prices of both segments were converted into a single price.

The table below shows the monthly adjustments for LPG for residential and commercial/industrial use for the last three years:

% Petrobras prices readjustments
Date	Residential	Commercial and Industrial
Jan-19	-	-3.4%
Feb-19	1.0%	-3.0%
Mar-19	-	6.0%
Apr-19	-	6.0%
May-19	3.5%	-
Jul-19	-	-9.8%
Aug-19	-8.2%	-13.5%
Oct-19	5.0%	3.0%
Nov-19	4.0%	0.6%
Dec-19	5.0%
Feb-20	-2.9%
Mar-20	-5.0%, -5.0% and -10.1%
May-20	5.0%
Jun-20	5.3% and 5.0%
Jul-20	5.0%
Aug-20	5.0% and 5.0%
Oct-20	5.0%
Nov-20	5.0%
Dec-20	5.5%
Jan/21	6.0%
Feb/21	5.0%
Mar/21	5.0%
Apr/21	5.0%
Jun/21	6.0%
Jul/21	6.0%
Oct/21	7.0%

Chemical and petrochemical business

The specialty chemicals volume in the Brazilian market correlates with economic performance. Therefore the Brazil GDP growth pace may influence sales volumes as specialty chemicals sales from Oxiteno in Brazil represent 58% of the total volume sold by Oxiteno in 2021. In Brazilian market growth periods, Oxiteno aims to (i) increase its domestic market sales, as the logistics costs are generally lower than for exports, and (ii) increase its sales of specialty chemicals, with higher value added than commodities. In 2021, sales of specialty chemicals represented 86% of the total volume, versus 83% in 2020.

A significant portion of Oxiteno’s prices and variable costs of the products are linked to U.S. dollar. Therefore, a sharp appreciation or depreciation of the U.S. dollar can have an impact on Oxiteno’s contribution margin in the future. Brazilian Real lost 4%, 29% and 7% against the US Dollar, in 2019, 2020 and 2021, respectively. We cannot predict what will be the exchange rate trend in the future.

Oxiteno’s main raw material is ethylene, which is produced from naphtha in Brazil. Generally, naphtha prices in Brazil fluctuate with oil prices. In 2021, oil prices ended at US$ 78/barrel, up 50% in relation to 2020. In 2020, oil ended at US$ 52/barrel, down 23% from 2019. We cannot predict if oil end ethylene prices will remain on the same trends. A sharp change in ethylene prices would affect Oxiteno’s results if the company is unable to maintain operating margins. Oxiteno’s second most relevant raw material is palm kernel oil. In 2021, palm kernel oil ended up the year at US$ 2.172 / ton, increase of 73% in relation to 2020. In 2020, the increase was 67%, and the price was US$ 753/ton in December 2019 to US$ 1,255/ton in December 2020.

The demand for chemicals and petrochemicals in Brazil was up 20% in 2021, after an increase of 11% in 2020, according to ABIQUIM apparent consumption data. As a consequence, an increase in the consumption of chemicals and petrochemicals could have a positive effect on the future volumes sold by Oxiteno and on the company’s results.

Fuel distribution business

In the recent past, the combined sales of gasoline, ethanol and natural gas (Otto cycle) in Brazil have been correlated mainly to the growth of the light vehicle fleet. We believe that the current penetration of light vehicles in Brazil remains low compared with that seen in countries at a similar development level.

In 2021, according to ANP data, the domestic Otto cycle volume was up 2% compared to 2020. Diesel sales, which were 53% of the volume sold by Ipiranga in 2021, historically correlated with the Brazilian economy’s performance, especially its agricultural and consumer goods industries. In 2021, the domestic market for diesel fuel according to ANP data, increased 8% in relation to 2020. An increase in fuel consumption have a positive effect on the company’s sales volume and, therefore, on its results. For more information, see “item 10.9. – Comments on other relevant factors that influenced operating performance”.

In 2018, fuel costs increased in Brazil as oil prices rose globally and the Brazilian Real depreciated against the US Dollar. As a consequence, at the end of May 2018, truck drivers went on a nationwide strike demanding reduced diesel prices, exemption from tolls on no-freight legs, and reformed legislation, among other measures.

The strike caused fuels and other consumer goods shortages all over the country. Therefore, the Brazilian government reacted by establishing some emergency measures, such as minimum freight price table, reduction of R$ 0.46 per liter in diesel price, of which R$ 0.16 per liter in CIDE and PIS/Cofins taxes and R$ 0.30 per liter by a subsidies program implemented by the government until December 31, 2018. Initially, prices remained flat for 60 days, and after this period, they were monthly adjusted according to a parametric formula established by the ANP. The subsidies program ended on December 31, 2018 and Petrobras returned to the previous policy adjustment according to the international market. Gasoline and diesel prices have therefore been influenced by international prices and exchange rate variations. However, Petrobras has not set a price-adjustment interval. In 2020, Petrobras maintained its policy of adjusting gasoline and diesel prices in line with international benchmarks. In the final months of 2020, however, Petrobras’s prices were adjusted at wider intervals and domestic prices remained below international parity.

In 2021, the costs with fuel materially increased in Brazil, mainly due to the oil prices rising globally and the Brazilian Real devaluation. The Brazilian Government reacted trying to reduce the volatility of the international prices in the domestic market mainly through federal tax exemptions on diesel and LPG.  The CIDE and PIS/Cofins exemptions for diesel were in force between March and April 2021 but they are still ongoing for cooking gas.    Petrobras is still setting the prices for oil and diesel considering the PPI — including international prices and real exchange rate — but with a shorter term for adjustments.

The graphs below show the changes in the price distribution companies pay for gasoline and Diesel at the refineries.

Source: Petrobras

Effects of inflation over our operational costs and expenses

Ultrapar’s operational costs and expenses are substantially in Reais, thus influenced by the general price levels in the Brazilian economy. In 2021, 2020 and 2019, the variation of IPCA (Consumer Prices Index), the index adopted by the Brazilian government to set inflation targets, was 10.1%, 4.5% and 4.3%, respectively.

Financial result

The main macroeconomic factors that influence the financial results of Ultrapar are the foreign exchange and interest rates.

Exchange rate

Most of the transactions of Ultrapar, through its subsidiaries, are located in Brazil and, therefore, the reference currency for currency risk management is the Real. Currency risk management is guided by neutrality of currency exposures and considers the risks of the Company and its subsidiaries to changes in exchange rates. The Company considers as its main currency exposures the assets and liabilities in foreign currency. Ultrapar and its subsidiaries use exchange rate hedging instruments (especially between the Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, revenues and disbursements in foreign currency and net investments in foreign operations, in order to reduce the effects of changes in exchange rates on its results and cash flows in Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, revenues and disbursements in foreign currency to which they are related. Assets and liabilities in foreign currencies are stated below, translated into Reais as of December 31, 2021, 2020 and 2019:

Assets and liabilities in foreign currencies

R$ million	12/31/2021	12/31/2020	12/31/2019
Assets in foreign currency
Cash, cash equivalents and financial investments in foreign currency (except hedging instruments)	122.2	1,413.3	455.6
Foreign trade receivables, net of allowance for doubtful accounts and advances to foreign customers	1.3	307.8	213.5
Other assets	186.5	1,767.6	1,445.0
Asset exposure from subsidiaries held for sale	3.839.2	-	-
	4,149.3	3,488.7	2,114.2

Liabilities in foreign currency
Financing in foreign currency, gross of transaction costs and discount	(8.860,8)	(9,246.7)	(6,895.1)
Payables arising from imports, net of advances to foreign suppliers	(649,1)	(633.0)	(344.5)
Liabilities exposure from subsidiaries held for sale	(884.4)	-	-
	(10,394.3)	(9,879.7)	(7,239.6)

Foreign currency hedging instruments	2.933,6	4,837.6	3,636.4
Foreign currency hedging instruments from subsidiaries held for sale	1.786,5	-	-

Net liability position – total	(1.525,0)	(1,553.4)	(1,489.0)
Net asset (liability) position – income statement effect	(498,6)	186.3	452.2
Net liability position – equity effect from subsidiaries held for sale	(1.026,4)	(1,739.7)	(1,941.1)

Sensitivity analysis of assets and liabilities in foreign currency

The table below shows, in the three scenarios, the effects of exchange rate changes on the net liability position of R$ 1,525.0 million in foreign currency as of December 31, 2021:

R$ million	Risk	Base
		Scenario
Income statement effect	Depreciation of Brazilian Real	(25.2)
	Effect	(25.2)
(3) Income statement effect	Apreciation of Brazilian Real	25.2
	Effect	25.2

Interest rate risk

Ultrapar and its subsidiaries adopt policies for borrowing and investing financial resources and for capital cost minimization. The financial investments of Ultrapar and its subsidiaries are primarily held in transactions linked to the DI, as set forth in Note 5 to our 2021 consolidated financial statements. Borrowings primarily relate to financing from Banco do Brasil, as well as debentures and borrowings in foreign currency, as shown in Note 17 to our 2021 consolidated financial statements. The Company attempts to maintain most of its financial interest assets and liabilities at floating rates.

The financial assets and liabilities exposed to floating interest as of December 31, 2021, 2020 and 2019, are demonstrated below:

R$ million	Note	12/31/2021	12/31/2020	12/31/2019
DI
Cash equivalents	5.a	1,943.2	2,241.9	1,780.9
Financial investments	5.b	1,607.6	3,749.9	2,610.7
Asset position of foreign exchange hedging instruments - DI	34.g	-	-	19.3
Loans and debentures	17.a	(4,855.5)	(6,947.4)	(6,268.5)
Liability position of foreign exchange hedging instruments - DI	34.g	(2,283.6)	(2,124.1)	(3,318.3)
Liability position of fixed interest instruments + IPCA - DI	34.g	(2,364.6)	(2,203.7)	(821.9)
Net liability position in DI		(5,953.0)	(5,283.5)	(5,997.9)
TJLP
Loans - TJLP	17.a	(0.3)	(29.8)	(103.9)
Net liability position in TJLP		(0.3)	(29.8)	(103.9)
LIBOR
Asset position of foreign exchange hedging instruments - LIBOR	34.g	279.0	261.0	850.3
Loans - LIBOR	17.a	(275.9)	(573.5)	(1,457.3)
Net liability position in LIBOR		3.1	(312.5)	(607.0)
SELIC
Loans - SELIC	17.a	-	-	(30.4)
Net liability position in SELIC		-	-	(30.4)
Total net liability position exposed to floating interest		(5,950.2)	(5,625.8)	(6,739.2)

Sensitivity analysis of floating interest rate risk

For sensitivity analysis of floating interest rate risk, Ultrapar used the accumulated amount of the reference indexes (DI, TJLP, LIBOR and SELIC) as a base scenario.

The table below show the incremental expenses and income that would be recognized in financial income if the floating interest market curves on the base date were applied to the average balances for the current year, due to the effect of floating interest rate.

R$ million	Risk	Base
		Scenario
Exposure of interest rate risk
Interest effect on cash equivalents and financial	Increase in DI	153.2
Interest effect on debt in DI	Increase in DI	(360.7)
Interest rate hedging instruments (liabilities in DI) effect	Increase in DI	(221.2)
Incremental expenses		(428.6)
Interest effect on debt in TJLP	Increase in TJLP	(0.0)
Incremental expenses		(0.0)
Foreign Exchange hedging instruments (assets in LIBOR) effect	Increase in LIBOR	0.0
Interest effect on debt in LIBOR	Increase in LIBOR	(0.1)
Incremental expenses		(0.1)

10.3 - Comments on material effects that the events below have caused or are expected to cause on the Company’s financial statements and results:

a.     Introduction or disposal of operating segment

There was no introduction or sale of an operating segment in fiscal year 2021. In July 2020, the company abastece aí was created from the basis of the programs abastece aí app and Km de Vantagens to operate in the digital payments segment, under the brand abastece aí.

b.    Establishment, acquisition or sale of ownership interest

Signing of Extrafarma’s sale agreement

On May 18, 2021, Ultrapar signed a share purchase agreement for the sale of all shares of Extrafarma to Empreendimentos Pague Menos S.A. The total sale price (EV – enterprise value) is R$ 700 million, subject to adjustments due mainly to changes in working capital and Extrafarma's net debt position on the closing date of the transaction. The payment of the transaction will be in three installments: 50% on the closing date and 25% on each the first and the second anniversary of the closing date. A guarantee will be provided by a shareholder for the last two installments. As of December 31, 2021, the consummation of the transaction was still subject to approval by the Brazilian anti trust authorities.

Signing of Oxiteno’s sale agreement

On August 16, 2021, Ultrapar signed a share purchase agreement for the sale of all shares of s of Oxiteno S.A. – Indústria e Comércio to Indorama Ventures PLC. The total sale price (enterprise value) is US$ 1,300 million, of which US$ 1,150 million at closing, subject to customary adjustments, such as changes in working capital and net debt position, and US$ 150 million in the second anniversary after closing. As of December 31, 2021, the consummation of the transaction was still subject to approval by the Brazilian anti trust authorities.

Signing of ConectCar’s sale agreement

Ultrapar concluded the process of sale of its equity interest in ConectCar, through its subsidiary IPP, to Portoseg S.A., a company controlled by Porto Seguro S.A. The sale price of the 50% stake in ConectCar was R$ 165 million, and, after adjustments in working capital and net debt position, totalled R$ 158 million.

c.     Unusual events or transaction

Not applicable.

10.4 - Comments on:

a.     Significant changes in accounting practices

As from January 01, 2019, the Company adopted the IFRS 16 standard issued by the IASB. The Company chose as the modified retrospective approach transition method, with the cumulative effect of the initial application of this new accounting pronouncement registered as an adjustment to the opening balance of shareholders’ equity and without re-presentation of comparative periods.

2021

There are no standards, amended standards or interpretations of IASB’s IFRS exist that are effective and could have a material impact on the financial statements of December 31, 2020, that Ultrapar has not adopted.

In order to be prepared for the transition of the IBORs, the Company is monitoring the pronouncements of the authorities, as well as the measures that have been adopted, aiming at the adaptation of the financial instruments to the new benchmarks. On June 2017, the Company, through the subsidiary IPP, contracted a financing with maturity date on June 2022, with the current notional amount of USD 50.0 million linked to LIBOR, with quarterly interest flows and principal amortization at the end of the operation. At the time of debt raising, a swap transaction with a notional value and cash flow identical to that of raising was closed with the same financial institution, through which the IPP became active in LIBOR, at an interest rate equivalent to the debt and liability rate in floating rate Reais (see Notes 17 c.1, 17.d and 34.g), these being the only operations linked to LIBOR. In view of the short-term maturity as well as the debt, the swap and the fact that both have the same cash flow and financial institution, the Company understands that there are not currently impacts from the LIBOR change on its operations.

2020

There are no standards, amended standards or interpretations of IASB’s IFRS exist that are effective and could have a material impact on the financial statements of December 31, 2020, that Ultrapar has not adopted.

2019

The following standards, amendments to standards and interpretations to the IFRS issued by the IASB came into effect on January 1, 2019:

IFRS 16/CPC 06 (R2) - Leasing operations:

With the adoption of IFRS 16/ CPC 06 (R2), the leasing agreements of the Company’s subsidiaries, identified and effective on the date of transition and with terms in excess of 12 months, were accounted in the following manner in the financial statements:

  Recognition of right to use assets and lease liabilities in financial position, initially measured at the present value of future lease payments; and
  Recognition of amortization expenses of right to use assets and interest expenses on the lease payable in the financial result in the statements of profits or loss.

For more information, see Note 2.y.

b.    Significant effects of changes in accounting practices

2021

Not applicable.

2020

Not applicable.

2019

The new accounting pronouncements issued by the IASB had their impacts disclosed in our 2019 Consolidated Financial Statements in note 2.y Adoption of the pronouncements issued by CPC and IASB.

c.     Exceptions and emphasis present in the auditor’s opinion

None.

10.5 – Comments on the Company’s critical accounting policies

The presentation of our financial condition and results of operations requires our management to make judgments regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities and may affect the reported amount of them as well as our revenues and expenses. The information regarding uncertainties related to the assumptions and estimates are included: in determining the fair value of financial instruments (Notes 2.c, 2.m, 5, 17 and 34), the determination of the loss allowance for expected credit losses (Notes 2.d, 6 and 34.d.3), the determination of provisions for losses of inventories (Notes 2.e and 7), the estimates of realization of deferred IRPJ and CSLL amounts (Notes 2.n and 10.a), the useful lives and discount rate of right-of-use assets (Notes 2.i and 14), the useful lives of PP&E (Notes 2.j and 15), the useful lives of intangible assets, and the determination of the recoverable amount of goodwill (Notes 2.k and 16.a), provisions for assets retirement obligations (Notes 2.o and 22), provisions for tax, civil, and labor risks (Notes 2.p and 23), estimates for the preparation of actuarial reports (Notes 2.q and 21.b) and the determination of fair value of subscription warrants – indemnification (Notes 25 and 34.j). The actual result of the transactions and information may differ from their estimates. The effective results and information of transactions may differ from these estimates when they materialize.

We have identified the following accounting policies as critical:

Fair value of financial instruments

Measured at fair value through other comprehensive income: financial assets that are acquired or originated for the purpose of collecting contractual cash flows or selling financial assets. The balances are stated at fair value, and the interest earned, and the foreign currency exchange variation are recognized in profit or loss. Differences between fair value and initial amount of financial investments plus the interest earned are recognized in equity in other comprehensive income in the “Valuation adjustments”. Accumulated gains and losses recognized in equity are reclassified to profit or loss at the time of their settlement. Substantially the financial investments in Bank Certificates of Deposit (“CDB”) and repurchase agreements are classified as measured at fair value through other comprehensive income.

Measured at fair value through profit or loss: financial assets that were not classified as amortized cost or measured at fair value through other comprehensive income. The balances are stated at fair value and both the interest earned and the exchange variations and changes in fair value are recognized in the income statement. Investment funds and derivatives are classified as measured at fair value through profit or loss.

Hedge accounting – fair value hedge: financial instruments used to hedge exposure to changes in the fair value of an item, attributable to a particular risk, which can affect the entity’s statements of profit or loss. In the initial designation of the fair value hedge, the relationship between the hedging instrument and the hedged item is documented, including the objectives of risk management, the strategy in conducting the transaction, and the methods to be used to evaluate its effectiveness. Once the fair value hedge has been qualified as effective, the hedge item is also measured at fair value. Gains and losses from hedge instruments and hedge items are recognized the statements of profit or loss. The hedge accounting must be discontinued when the hedge becomes ineffective.

Allowance for expected credit losses

The expected losses take into account, (i) at the initial recognition of the contract, the expected losses for the next 12 months or (ii) for the lifetime of the contract when the deterioration or improvement of the customers’ credit quality, considering the customers’ characteristics in each business segment. The amount of the expected credit losses is deemed by management to be sufficient to cover any probable loss on realization of trade receivables. The credit policy establishes the analysis of the profile of each new customer, individually, regarding their financial condition. The review carried out by the subsidiaries of the Company includes the evaluation of external ratings, when available, financial statements, credit bureau information, industry information and, when necessary, bank references. Credit limits are established for each customer and reviewed periodically, in a shorter period the greater the risk, depending on the approval of the responsible area in cases of sales that exceed these limits.

In monitoring credit risk, customers are grouped according to their credit characteristics and depending on the business the grouping takes into account, for example, whether they are natural or legal clients, whether they are wholesalers, resellers or final customers, considering also the geographic area.

The expected of credit losses are calculated by the expected loss approach based on the probability of default rates. Loss rates are calculated on the basis of the average probability of a receivable amount to advance through successive stages of default until full write-off. The probability of default calculation takes into account a credit risk score for each exposure, based on data considered to be capable of foreseeing the risk of loss (external classifications, audited financial statements, cash flow projections, customer information available in the press, for example), with addition of the credit assessment based on experience.

Such credit risks are managed by each business unit through specific criteria for acceptance of customers and their credit rating and are additionally mitigated by the diversification of sales. No single customer or group accounts for more than 10% of total revenue.

For further information, see Note 6 of the financial statements.

Provisions for inventory losses

If net realizable values are below inventory costs, a provision corresponding to this difference is recognized. Provisions are also made for obsolescence of products, materials, or supplies that (i) do not meet its subsidiaries’ specifications, (ii) have exceeded their expiration date, or (iii) are considered slow-moving inventory. This classification is made by management with the support of its industrial and operations teams. For further information on Ultrapar’s provisions for inventory losses, see Note 7 of the financial statements.

Income tax and social contribution tax on net income

Current and deferred income tax (IRPJ) and social contribution tax on net income (CSLL) are calculated based on their current rates. For the calculation of current IRPJ, the value of tax incentives is also considered. Taxes are recognized based on the rates of IRPJ and CSLL provided for by the legislation in force on the last day of the financial statements. The current rates in Brazil are 25% for income tax and 9% for social contribution tax on net income. For further details about recognition and realization of IRPJ and CSLL, see Note 10 of the financial statements.

Right-of-use assets and leases payable

The Company and its subsidiaries recognized in the financial position, a right-of-use assets and the respective lease liabilities initially measured at the present value of future lease payments, considering the related contract costs (see Note 14). The amortization expenses of right-of-use assets is recognized in statement of profit or loss over the lease contract term. When the right-of-use asset is used in the construction of the property, plant, and equipment (“PP&E”), its amortization is capitalized until the asset under construction is completed. The liability is increased for interest and decreased by lease payments made. The interests are recognized in the statement of profit or loss using the effective interest rate method. The remeasurement of assets and liabilities based on the contractual index is recognized in the financial position, not having an effect in the result. In case of cancellation of the contract, the assets and respective liabilities are written off to the result, considering, if it is the case, any penalties provided in contractual clauses. The Company and its subsidiaries have no intention in purchasing the underlying asset. The Company and its subsidiaries periodically review the existence of an indication that the right-of-use assets may be impaired (see Note 2.v)

Right-of-use assets include amounts related to area port leases grants (see Note 35.c).

The Company and its subsidiaries apply the recognition exemptions to short-term leases of 12 months or less and lease contracts of low amount assets. In these cases, the recognition of the lease expense in the statements of profit or loss is on a straight-line basis.

Property, plant, and equipment

Property, plant, and equipment (“PP&E”) is recognized at acquisition or construction cost, including financial charges incurred on PP&E under construction, as well as qualifying maintenance costs resulting from scheduled plant outages and estimated costs to remove, to decommission, or to restore assets (see Notes 2.o and 22), less accumulated depreciation and, when applicable, less provision for losses (see Note 15).

Depreciation is calculated using the straight-line method, over the periods mentioned in Note 15, taking into account the estimated useful lives of the assets, which are reviewed annually. Leasehold improvements are depreciated over the shorter of the lease contract term and useful life of the property.

Intangible assets

Intangible assets include assets acquired by the Company and its subsidiaries from third parties, and are recognized according to the criteria below:

  Goodwill is shown as intangible assets corresponding to the positive difference between the amount paid or payable to the seller and the fair value of the identified assets and liabilities assumed of the acquired entity. Goodwill is tested annually for impairment. Goodwill is allocated to the business segments, which represent the lowest level that goodwill is monitored for impairment testing purposes (see Note 16.a).
  Other intangible assets acquired from third parties, such as software, technology, and commercial property rights, are measured at the total acquisition cost and amortized using straight-line method, over the periods mentioned in Note 16, taking into account their useful lives, which are reviewed annually.

Ultrapar and its subsidiaries have not recognized intangible assets that were generated internally. Ultrapar and its subsidiaries have goodwill and brands acquired in business combinations, which are evaluated as intangible assets with indefinite useful life (see Note 16 items a and e).

Impairment of assets

The Company and its subsidiaries review in every reporting period the existence of any indication that an asset may be impaired. To intangible assets with indefinite useful life the review is done annually. If there is an indication of devaluation the Company and its subsidiaries estimate the recoverable amount of the asset. Assets that cannot be evaluated individually are grouped in the smallest group of assets that generate cash inflow from continuous use and that are largely independent of cash flows of other assets (cash generating units, “CGU”). The recoverable amount of assets or CGUs corresponds to the greater of their fair value net of applicable direct selling costs and their value in use.

The fair value less costs to sell is determined by the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date, net of costs of removing the asset, and direct incremental costs to bring an asset into condition for its sale, legal costs, and taxes.

To assess the value in use, the projections of future cash flows, trends, and outlooks, as well as the effects of obsolescence, demand, competition, and other economic factors were considered. Such cash flows are discounted to their present values using the discount rate before tax that reflects market conditions for the period of impairment testing and the specific risks of the asset or CGU being evaluated. In cases where the expected discounted future cash flows are less than their carrying amount, an impairment loss is recognized for the amount by which the carrying value exceeds the fair value of these assets. Losses for impairment of assets are recognized in profit or loss. In case goodwill has been allocated to a CGU, the recognized losses are first allocated to reduce the corresponding goodwill. If the goodwill is not enough to absorb such losses, the surplus is allocated to the assets on a pro-rata basis. An impairment of goodwill cannot be reversed. For other assets, impairment losses may be reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if the impairment had not been recognized.

On December 31, 2021, the Company updated the calculation of the impairment of assets realized on June 30, 2021, for the subsidiary Imifarma Produtos Farmacêuticos e Cosméticos S.A. (“Extrafarma”) in the amount of R$ 427.5 million and deferred income and social contribution taxes effects of R$ 145.4 million, resulting in a net loss of R$ 282.2 million. See Note 3.a to our 2021 Consolidated Financial Statements.

Provision for asset retirement obligation – fuel tanks

The subsidiary Ipiranga has the legal obligation to remove the underground fuel tanks located at Ipiranga-branded service stations after a certain period. The estimated cost of the obligation to remove these fuel tanks is recognized as a liability when the tanks are installed. The estimated cost is recognized in PP&E and depreciated over the respective useful lives of the asset. The amounts recognized as a liability accrue inflation effect using the Amplified Consumer Price Index (“IPCA”) until the tank is removed (see Note 22). The estimated removal cost is reviewed and updated annually or when there is significant change in its amount and change in the estimated costs are recognized in statements of profit or loss when they become known.

Provisions for tax, civil, and labor risks

A provision for tax, civil and labor risks is recognized for quantifiable risks, when the chance of loss is more-likely-than-not in the opinion of management and internal and external legal counsel, and the amounts are recognized based on the evaluation of the outcomes of the legal proceedings (see Note 23).

Post-employment benefits

Post-employment benefits granted and to be granted to employees, retirees, and pensioners are based on an actuarial calculation prepared by an independent actuary and reviewed by management, using the projected unit credit method (see Note 21.b). The actuarial gains and losses are recognized in equity in cumulative other comprehensive income in the “Valuation adjustments”.

Subscription warrants – indemnification

Because of the association between the Company and Extrafarma on January 31, 2014, 7 subscription warrants – indemnification could be issued, corresponding to up to 6,411,244 shares of the Company. The subscription warrants – indemnification may be exercised beginning 2020 by the former shareholders of Extrafarma and are adjusted according to the changes in the amounts of provisions for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014. The subscription warrants – indemnification’s fair value is measured based on the share price of Ultrapar (UGPA3) and is reduced by the dividend yield until 2020, since the exercise is possible only from 2020, and they are not entitled to dividends while they are not converted into shares.

On February 19, 2020, August 12, 2020, February 24, 2021 and August 11, 2020, the Company’s Board of Directors confirmed, the issuance of, respectively, 2,108,542, 86,978, 70,939 and 31,032 common shares within the authorized capital limit provided by the art. 6 of the Bylaws, due to the partial exercise of the rights conferred by the subscription warrants issued by the Company when the merger of all Extrafarma shares by the Company, approved by the extraordinary general meeting of the Company held in January 31, 2014.

In the association agreement between the Company and Extrafarma on January 31, 2014 and due to the unfavorable decisions of some processes with triggering events prior to January 31, 2014, 578,538 shares linked to the subscription warrants – indemnification were canceled and not issued. On December 31, 2021, 3,527,934 shares were retained linked to subscription warrants – indemnification which will be issued or canceled according as the final decision of the processes are favorable or unfavorable, respectively, being this the maximum number of shares that can be issued in the future, totaling R$ 51.3 million (R$ 86.4 million as of December 31, 2020).

10.6. – Issuer’s off-balance sheet items

     Assets and liabilities held by the issuer, whether directly or indirectly, off-balance sheet:
  Operating leases, assets and liabilities

See “Item 10.6.b. Other off-balance sheet arrangements”.

  Receivables portfolios over which the entity has risks and liabilities, indicating respective liabilities

Not applicable.

  Future purchase and sale of products or services contracts

See “Item 10.6.b. Other off-balance sheet arrangements”.

  Unfinished construction contracts

Not applicable.

  Other future financing agreements

Not applicable.

     Other off-balance sheet arrangements

See “Item 10.1.c. Capacity to honor our financial obligations”.

The subsidiary IPP issue collateral to financial institutions in connection with the amounts owed by some of their customers to such institutions (vendor financing) as follows:

Vendor
	2021	2020
Term	Up to 49 months	Up to 46 months
Maximum amount of future payments related to these	R$ 690.3 million	R$ 330.9 million
Fair value of collaterals	R$ 9.9 million	R$ 5.5 million

If the subsidiary IPP is required to make any payment under these collaterals, this subsidiary may recover the amount paid directly from its customers through commercial collection. Until December 31, 2021 the subsidiary IPP did not have losses in connection with these collaterals. The fair value of collaterals is recognized in current liabilities as “other payables”, which is recognized in the statement of profit or loss as customers settle their obligations with the financial institutions.

10.7. – Comments on off-balance sheet items

   How such items change or may change revenues, expenses, operating income, financial expenses or other items of the issuer’s financial statements

Not applicable.

     Nature and purpose of the transaction

See “Item 10.6.b. Other off-balance sheet arrangements”.

     Nature and amount of obligations assumed by and rights conferred upon the issue due to the transaction

See “Item 10.6.b. Other off-balance sheet arrangements”.

10.8. – Discussion on the main elements of the issuer’s business plan, specifically exploring the following topics:

a.   Investments

i.     Quantitative and qualitative description of the investments in progress and the estimated investments

In 2021, Ultrapar’s investments, net of divestments and receivables, totaled R$ 1.9 billion, 27% higher than the amount invested in 2020, mainly due to lower investments in 2020 as a cash contingency measure, due to the uncertainties imposed by the pandemic and lower markets growth.Ultragaz invested R$ 354 million in 2021, mainly allocated to equipment installed in new customers in the bulk segment, to the new plants in Belém (state of Pará) and Fortaleza (state of Ceará), to the acquisition and replacement of bottles, in addition to security and information technology projects.

Ultracargo recorded investments of R$ 358 million in 2021, mainly for the construction of the new terminal in Vila do Conde (state of Pará), for the expansion of the Itaqui terminal (Phase III) and projects for efficiency gains, maintenance and operational safety of the terminals.

Oxiteno invested R$ 287 million in 2021, mainly directed to the maintenance and safety of production units.

Ipiranga invested R$ 807 million in 2021, allocated to the expansion and maintenance of Ipiranga’s service stations franchise network, besides logistics infrastructure. Out of the total investments, R$ 418 million refers to fixed and intangible assets and R$ 420 million to contractual assets with customers (exclusive rights). These amounts were reduced by the receipt of R$ 32 million installments from sale of real estate assets, net of financings offered to customers.

Extrafarma invested R$ 36 million in 2021, mainly for information technology projects and maintenance and improvements in stores.

ii.     Sources of financing investments

For further details on the sources of financing investments, see “Item 10.1.d. Sources for financing working capital and investments in non-current assets” and “Item 10.1.e. Sources for financing working capital and investments in non-current assets to be used to in case of deficiencies in liquidity”.

iii.     Relevant disposals in progress and forecasted disposals

Ultrapar made three important moves throughout 2021:

Signing of Extrafarma’s sale agreement

On May 18, 2021, Ultrapar signed a share purchase agreement for the sale of all shares of Extrafarma to Empreendimentos Pague Menos S.A. The total sale price (EV – enterprise value) is R$ 700 million, subject to adjustments due mainly to changes in working capital and Extrafarma's net debt position on the closing date of the transaction. The payment of the transaction will be in three installments: 50% on the closing date and 25% on each the first and the second anniversary of the closing date. A guarantee will be provided by a shareholder for the last two installments. As of December 31, 2021, the consummation of the transaction was still subject to approval by the Brazilian anti trust authorities.

Signing of Oxiteno’s sale agreement

On August 16, 2021, Ultrapar signed a share purchase agreement for the sale of all shares of s of Oxiteno S.A. – Indústria e Comércio to Indorama Ventures PLC. The total sale price (enterprise value) is US$ 1,300 million, of which US$ 1,150 million at closing, subject to customary adjustments, such as changes in working capital and net debt position, and US$ 150 million in the second anniversary after closing. As of December 31, 2021, the consummation of the transaction was still subject to approval by the Brazilian anti trust authorities.

Signing of ConectCar’s sale agreement

Ultrapar concluded the process of sale of its equity interest in ConectCar, through its subsidiary IPP, to Portoseg S.A., a company controlled by Porto Seguro S.A. The sale price of the 50% stake in ConectCar was R$ 165 million, and, after adjustments in working capital and net debt position, totalled R$ 158 million.

b.    Disclosed acquisitions of plants, equipment, patents or other assets that may materially affect the issuer’s production capacity

There is no disclosed acquisitions of plants, equipment, patents or other assets that may materially affect the issuer's production capacity.

c.   New products and services

Ultrapar

Through the UVC Investments, a corporate venture capital fund created in 2020, the Ultra Group has focused on investing in innovative companies and new technologies that are complementary to the Companies’ businesses. The fund, that has already invested in six startups, has been focused on opportunities in three segments: energy, mobility and digital technologies.

Ultragaz

At Ultragaz, innovation and technology have guided the work of the Development of Solutions area, providing the market with an average of five new projects per year. Some of the highlights of 2021 include exclusive solutions to the agribusiness industry, automating the post-harvest activities and leading to more efficiency and cost reduction for customers. One of these solutions was Ultragaz Secagem de Grãos that uses temperature and humidity sensors to control the grains drying process to save energy. There have also been advances in the digital journey. Ultragaz reached 2.2 million downloads in the Ultragaz app and around 1 thousand resellers using the AmigU app, a delivery digitalization program that ensures the orders are sent to the closest dealer and provide customers with real-time delivery tracking. Finally, Ultragaz has made important progress on consolidating digital partnerships with iFood, Recargapay, and Cartão de Todos.

Ultracargo

At Ultracargo, the Conecta project, a new managerial and operations systems architecture, has enabled the improvement of the processes and reinforced the level of security of the company’s transactions, with focus on maximizing the use of the assets and the level of service delivered to the customers, besides improving the supply chain performance. The project has already been implemented in the headquarter and in the terminals located in Itaqui (state of Maranhão), Suape (state of Pernambuco) and Vila do Conde (state of Pará) and will be implemented in other terminals in 2022. Furthermore, the implementation of the SOUL (Ultracargo Operations System) project has provided relevant gains in security and productivity, based on a new philosophy of continuous improvement of the processes, optimization of terminals operation and reducing losses. Finally, the company has also begun implementing the Soul+ Program, a program of ideas to encourage employees to propose innovative solutions that can be easily implemented to improve the operations performance.

Oxiteno

Considering the whole open innovation ecosystem, which includes startups, companies, consulting firms, universities and institutes of science and technology, Oxiteno signed 33 contracts in 2021 — 8 of them being concept of proofs with startups, and 4 out of these 8 implemented in 2021. Working with co-funded partnerships, Oxiteno has been developing three projects with the Brazilian Company of Industrial Research and Innovation (EMBRAPII) and the Institute of Technological Research (IPT) of São Paulo. Oxiteno also counts with the expertise of more than 20 scholarship researchers from Inova Talentos program from the Euvaldo Lodi Institute (IEL) developed in partnership with the Brazilian Council for the Scientific and Technological Development (CNPq), and from 10 other CNPq scholarships for students on Undergraduate Research Internship, Master’s Degree and Doctorate for Innovation (MAI/DAI). In 2021, 16 patent requests were filed, with 8 of them being granted. Oxiteno also registered 64 new products with sales started in 2021. Oxiteno’s digital innovation laboratory, Xlab, transformed 36 ideas into products or solutions to meet demands from different areas of the company.

Ipiranga

Ipiranga created in 2019 an innovation hub named Turbo to foster the interaction between the company and startups and to promote innovation culture. This hub enabled the company to receive two awards: winner on the Retail and Distribution category of the 100 Open Startups 2021 ranking and second position on the award in the Oil and Gas and Petrochemistry category from Valor Inovação award, which positioned Ipiranga among the most innovative companies in Brazil. Another highlight for Ipiranga in 2021 was the Ipiranga-Cebrap Challenge: Mobility and Trends. The challenge was created by Turbo and the Brazilian Center of Analysis and Planning (Cebrap) to encourage the production of scientific knowledge about urban mobility. In September, during the Urban Mobility Week, Turbo also released a webinar series Mobilidade em Transição (Transitioning Mobility) to promote discussions about mobility challenges.

Extrafarma

The digital transformation initiatives of Extrafarma also advanced this year. A highlight of this transformation was the creation of the 360 app that helps on the dynamics of displaying the products in the physical drugstores and also on the communication and negotiation with the industry.

10.9. – Comments on other relevant factors that influenced operating performance

Not applicable. There are no other relevant factor that affected the Company’s operational performance in 2021.

Exhibit IV - Allocation of net income proposal for the fiscal year, pursuant to Annex 9-1-II of CVM Instruction 481/09

(in thousands of Reais, except when otherwise mentioned)	Year ended 12/31/2021

1. Inform net income for the fiscal year¹	850,464

2. Inform the total amount of dividends and dividends per share, including prepaid dividends and interest on equity already declared
Total amount	403,970
Amount per common shares (R$) - Interim dividends	0.20
Amount per common shares (R$) - Complementary dividends	0.17

3. Inform the percentage of distribution of net income for the fiscal year	48%

4. Inform the total amount of dividends and dividends per share based on the net income of previous years
Total amount	-
Amount per common shares (R$) - Interim dividends	-

5. Inform, deducting prepaid dividends and interest on equity declared

a. The gross amount of dividends and interest on equity, individually, based on the number of shares of each type and class	-
Gross amount - Dividends common shares	-

b. Form and term of dividend and interest on equity payments
Form of payment	-

Payment term	-

c. Any levy of monetary restatement and interest on dividends and interest on equity	-

d. Date of declaration of payment of dividends and interest on equity taken into account for identification of shareholders entitled to receive dividends and interest on equity	-

6. In the event of dividends or interest on equity declared based on net income with respect to semiannual balance sheets or shorter periods

a. Inform the total amount of dividends or interest on equity declared	218,074

b. Inform the date of the respective payments	08/27/2021

Exhibit IV - Allocation of net income proposal for the fiscal year, pursuant to Annex 9-1-II of CVM Instruction 481/09

(in thousands of Reais, except when otherwise mentioned)	Year ended 12/31/2021

7. Provide a comparative table indicating the following value per share of each type and class

a. Net income for the fiscal year and for the three (3) previous years²
Amount per common shares (R$) - 12.31.2021	0.78
Amount per common shares (R$) - 12.31.2020	0.82
Amount per common shares (R$) - 12.31.2019	0.34
Amount per common shares (R$) - 12.31.2018	1.06

b. Dividends and interest on equity distributed in the three (3) previous years³

12.31.2020	479,748
Amount per common shares (R$) - Interim dividends	-
Amount per common shares (R$) - Complementary dividends	0.44

12.31.2019	478,851
Amount per common shares (R$) - Interim dividends	0.20
Amount per common shares (R$) - Complementary dividends	0.24

12.31.2018	684,565
Amount per common shares (R$) - Interim dividends	0.28
Amount per common shares (R$) - Complementary dividends	0.35

8. If there is destination of income to the legal reserve

a. Identify the amount allocated to legal reserve	42,523

b. Detail the method for the calculation of the legal reserve	Article 193 - Brazilian Corporate Law - Of the net income for the fiscal year, 5% will be allocated, prior to any other destination, to the legal reserve, which shall not exceed 20% of the share capital. ARTICLE 54 BYLAWS After the balance sheet and the other financial statements are prepared, and after the deduction of accrued losses, the provision for income tax and, if applicable, the provision for directors’ and executive officers’ annual profit sharing, five percent (5%) of the net profit will be allocated to the legal reserve, up to the limit of twenty percent (20%) of the capital stock.

9. If the company has preferred shares entitled to receive fixed or minimum dividends

a. Describe the method for calculation of fixed or minimum dividends	-

b. Inform whether the net income for the fiscal year is sufficient to fully pay fixed or minimum dividends	-

c. Identify if any unpaid portion is cumulative	-

d. Identify the total amount of fixed or minimum dividends to be paid with respect to each class of preferred shares	-

e. Identify fixed or minimum dividends to be paid with respect to each class of preferred shares	-

Exhibit IV - Allocation of net income proposal for the fiscal year, pursuant to Annex 9-1-II of CVM Instruction 481/09

(in thousands of Reais, except when otherwise mentioned)	Year ended 12/31/2021

10. With respect to the mandatory dividend

a. Describe the method for calculation set in the bylaws	Bylaws - Article 54. After the balance sheet and the other financial statements are prepared, and after the deduction of accrued losses, the provision for income tax and, if applicable, the provision for directors’ and executive officers’ annual profit sharing, five percent (5%) of the net profit will be allocated to the legal reserve, up to the limit of twenty percent (20%) of the capital stock. §1 The remaining profit will have the following destination: a) fifty percent (50%) for payment of the mandatory dividend to the shareholders, deducted by semiannual or interim dividends that may have already been distributed.

b. Inform if the dividend is being fully paid	Yes

c. Inform the amount eventually retained	-

11. In the event of retained mandatory dividend due to the company’s financial condition

a. Inform the retained amount	-

b. Describe, in details, the company’s financial condition, including any aspects relating to the liquidity analysis, working capital and positive cash flow	-

c. Justify the retaining of dividend	-

12. In the event of destination of net income to the contingency reserve

a. Identify the amount allocated to the reserve	-

b. Identify any probable loss and the reason therefore	-

c. Explain why the loss is considered probable	-

d. Justify the establishment of the reserve	-

13. In the event of destination of net income to the unrealized profit reserve

a. Identify the amount allocated to the profit reserve	-

b. Inform the nature of unrealized profits which originated the reserve	-

Exhibit IV - Allocation of net income proposal for the fiscal year, pursuant to Annex 9-1-II of CVM Instruction 481/09

(in thousands of Reais, except when otherwise mentioned)	Year ended 12/31/2021

14. In the event of destination of net income to statutory reserve[4]

a. Describe the statutory clauses which establish the reserve	Bylaws - Article 54 - item b)

b. Identify the amount allocated to the reserve[5]	415,612

c. Describe how the amount was calculated	At the proposal of the management bodies, up to 50% (fifty percent) of adjusted net income may be used to create an investment reserve, aimed at protecting the integrity of the Company´s assets and strengthen its capital stock, in order to allow new investments to be made, up to the limit of one hundred percent (100%) of the capital stock, provided that the balance of such reserve, when combined with other profit reserve balances, except for the unrealized profit reserve and the contingency reserves, shall not exceed one hundred percent (100%) of the capital stock and, once such limit is reached, the shareholders’ meeting shall determine the allocation of the surplus through an increase of the capital stock or in the distribution of dividends.

15. In the event of retention of profits under the capital budget

a. Identify the amount retained	-

b. Provide a copy of the capital budget	-

16. In the event of destination of net income to the tax incentive reserve

a. Identify the amount allocated to the reserve	-

b. Explain the nature of the destination	-

¹ Net income of Ultrapar's shareholders.

² Number of shares used for the income per share calculation does not include shares held in treasury of the Company. The value per share consider, for all periods shown, the stock split of common shares at a ratio of one currently existing share to two shares of the same class and type and approved by the Annual Shareholders' Meeting on April 10, 2019. The amount of stocks used to calculate the value per share consider the issuance of 2,108,542 common shares approved by the Company’s Board of Directors Meeting on February 19, 2020, issuance of 86,978 common shares approved by the Company’s Board of Directors Meeting on August 12, 2020, issuance of 70,939 common shares approved by the Company’s Board of Directors Meeting on February 24, 2021, issuance of 31,032 common shares approved by the Company's Board of Directors Meeting on August 11, 2021 and the issuance of 43,925 common shares approved by the Company'd Board of Directors Meeting on February 23, 2022.

³ Number of shares used for the income per share calculation does not include shares held in treasury of the Company. The value per share consider, for all periods shown, the stock split of common shares at a ratio of one currently existing share to two shares of the same class and type and approved by Annual Shareholders' Meeting on April 10, 2019.

[4] Investments statutory reserve made in accordance with Article 194 of the Brazilian Corporate Law and item b of Article 54 of the Company's Bylaws in order to preserve the integrity of corporate assets and strengthen the Company's capital, allowing new investments.

[5] The amount includes the realization of revaluation reserve, net of income tax and social contribution, in the amount of R$ 183 thousand, in addition to gains arising from payments of fixed dividends to preferred shares of subsidiaries in the amount of R$ 972 thousand and write-off of prescribed dividends in the amount of R$ 10,487 thousand.

Exhibit V – Information regarding the candidate for member of the Board of Directors and the candidates for the Fiscal Council appointed or supported by management, pursuant to items 12.5 to 12.10 of the Reference Form

  Annual General Shareholders’ Meeting (“AGM”) and Management

12.5. Information about the candidates for the Board of Directors and the Fiscal Council appointed or supported by management

Board of Directors

Name	Date of birth	Profession	CPF	Elective position to be held	Expected election and investiture date	Term of office	Other positions held in the issuer	Was elected by the Controller	Consecutive Terms
Frederico Pinheiro Fleury Curado	10/22/1961	Engineer	267.002.121-20	Member of the Board of Directors (effective)	04/13/2022	Up to 2023 AGM	-	No	0

Fiscal Council

Name	Date of birth	Profession	CPF	Elective position to be held	Expected election and investiture date	Term of office	Other positions held in the issuer	Was elected by the Controller	Consecutive Terms
Flavio César Maia Luz	07/27/1951	Engineer	636.622.138-34	Member of the Fiscal Council (effective)	04/13/2022	Up to 2023 AGM	-	No	1
Márcio Augustus Ribeiro	12/27/1954	Engineer	006.211.088-80	Member of the Fiscal Council (alternate)	04/13/2022	Up to 2023 AGM	-	No	15
Geraldo Toffanello	10/12/1950	Accountant	075.257.060-72	Member of the Fiscal Council (effective)	04/13/2022	Up to 2023 AGM	-	No	5
Pedro Ozires Predeus	05/04/1944	Accountant	005.474.508-00	Member of the Fiscal Council (alternate)	04/13/2022	Up to 2023 AGM	-	No	17
Nilson Martiniano Moreira	07/26/1968	Economist	583.491.386-53	Member of the Fiscal Council (effective)	04/13/2022	Up to 2023 AGM	-	No	0
Sandra Regina de Oliveira	10/12/1961	Statistician	057.186.378-73	Member of the Fiscal Council (alternate)	04/13/2022	Up to 2023 AGM	-	No	1

The Company informs that all members appointed hereby to the Fiscal Council are considered independent members, pursuant to article 162 and paragraphs of the Brazilian Corporate Law.

                 Main professional experiences over the last 5 years

❖       Board of Directors - Effective member

  Frederico Pinheiro Fleury Curado
Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds direct or indirect stake equal to or greater than 5%
Ultrapar Participações S.A.
  Vice-President of the Board of Directors (2022–current)
  Member of the People Committee (2022–current)
  Member of the Strategy Committee (2022–current)
  Member of the Conduct Committee (2022–current)
  Chief Executive Officer (2017-2021)
		Company operating in retail and specialized distribution, chemical specialties, and bulk storage	Yes
ICC	Member of the Executive Council (2013-2018)	International Chamber of Commerce	No
Embraer	Chief Executive Officer (2007–2016) Executive Vice-President for the commerce aviation market (1998 –2007) Executive Vice-President of Planning and organizational development (1995 – 1998)	Company in the aviation sector	No

❖       Fiscal Council

Effective members

  Flavio César Maia Luz
Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds direct or indirect stake equal to or greater than 5%
Ultrapar Participações S.A.	Member of the Fiscal Council (2021 – current) Coordinator of the Audit and Risks Committee (2019 – 2021) Chairman of the Fiscal Council (2005 – 2019)	Company operating in retail and specialized distribution, chemical specialties, and bulk storage	Yes
Livetech Indústria e Comércio S.A.	Member of the Board of Directors and Audit Committee Coordinator (2021 – current)	Technology company for data communication, security, energy and automation infrastructure	No
Omega Energia S.A.	Member of the Audit Committee (2021 – current)	Company that operates in the generation and commercialization of energy	No
CTC (Centro de Tecnologia Canavieira)	Member of the Audit Committee (2021 – current)	Technology company operating in the agricultural sector, focusing on sugarcane	No
Linx S.A.	Member of the Fiscal Council (2018 – 2021)	Company dedicated to the production and management of software and payment methods for retail	No
Duratex S.A.	Chairman of the Fiscal Council (2018 – 2019)	Industry producing wood panels and building materials	No
Marcopolo S.A.	Member of the Board of Directors (2016 – 2018)	Industry dedicated to the production of bus bodies, in Brazil and abroad	No
Itaúsa S.A.	Member of the Fiscal Council (2014 – 2020)	Holding company operating in the financial and industrial sector	No
Soares Penido Obras Construções e Investimentos S.A.	Chairman of the Board of Directors (2013 – 2021)	Company operating in the engineering and agricultural services sector	No
CTEEP S.A.	Member of the Fiscal Council (2012 – 2020)	Company operating in the energy transmission segment	No
Brasanitas Empresa Brasileira de Saneamento Ltda.	Member of the Advisory Board (2012 – current)	Company operating in the facilities services sector	No
Zen Indústria Metalúrgica S.A.	Member of the Board of Directors (2011 – 2021)	Auto parts industry	No
Ser Educacional S.A.	Member of the Board of Directors (2010 – current)	Conglomerate of universities and educational institutions focused on college, graduation and technical courses	No
Doing Business Consultoria Empresarial Ltda.	Partner-Officer (2010 – current)	Business and corporate finance boutique	No

  Geraldo Tofanello
Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds direct or indirect stake equal to or greater than 5%
Ultrapar Participações S.A.	Chairman of the Fiscal Council (2019 – 2021) Effective member of the Fiscal Council (2017 – 2018; 2021 – current)	Company operating in retail and specialized distribution, chemical specialties, and bulk storage	Yes
Gerdau S.A.	Member of the Fiscal Council (2015 – current)	Publicly traded company with activities in the steel industry	No
Metalúrgica Gerdau S.A.	Member of the Fiscal Council (2014 – current)	Publicly traded holding company	No
Luzes do Mundo Ltda.	Founder	Company focused on lighting products – decorative and technical, representing renowned international brands	No

  Nilson Martiniano Moreira
Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds direct or indirect stake equal to or greater than 5%
Ultrapar Participações S.A.	Effective member of the Fiscal Council (2016-2018)	Company operating in retail and specialized distribution, chemical specialties, and bulk storage	Yes
Cateno Gestão de Contas de Pagamentos S.A.	Risk, Compliance and Legal Director (2021)	Technology company, focused on the means of payment industry	No
Banco Votorantim	Effective member of the Audit Committee (2020 – 2021)	Financial institution	No
Banco do Brasil	Various executive positions (2006 – 2018)	Financial institution	No

Alternate Members

  Marcio Augustus Ribeiro
Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds direct or indirect stake equal to or greater than 5%
Ultrapar Participações S.A.	Alternate member of the Fiscal Council (2007 – current)	Company operating in retail and specialized distribution, chemical specialties, and bulk storage	Yes
  Pedro Ozires Predeus
Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds direct or indirect stake equal to or greater than 5%
Ultrapar Participações S.A.	Alternate member of the Fiscal Council (2005 – current)	Company operating in retail and specialized distribution, chemical specialties, and bulk storage	Yes
ABRASCA – Associação Brasileira de Companhias Abertas	Evaluator of the ABRASCA Award for Best Annual Report – 4th year – (2012 – current)	Non-profit association for the defense of publicly traded companies	No
Instituto Brasileiro de Governança Corporativa – IBGC	Member (2004 – atual)	Activities of member organizations related to education, culture, art and defense of social rights	No
Alma Clínica de Doenças Nervosas S/S Ltda.	Financial Administrative Officer (2013 – current)	Family medical clinic	No
PricewaterhouseCoopers (PWC)	Partner retired on 06/30/2004	Audit	No

  Sandra Regina de Oliveira
Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds direct or indirect stake equal to or greater than 5%
Ultrapar Participações S.A.	Alternate member of the Fiscal Council (2021 – current)	Company operating in retail and specialized distribution, chemical specialties, and bulk storage	Yes
PETROS – Fundação Petrobras de Seguridade Social	Member of the Risks and Control Committee (2017 – 2019) Executive Manager of Risks, Internal Controls and Compliance (2016 – 2019)	Supplementary pension plan for Petrobras employees	No
Elopar Participações S.A.	Member of the Risks Committee (2016)	Holding company that consolidates results and enables the growth of the group companies	No

  Indicate all management positions held in other companies or third sector organizations:

None.

  Events occurred over the last 5 years, related to:
  any criminal sentence
  any judgment in a CVM administrative proceeding and the penalties applied any final and unappealable conviction at legal or administrative level, which has suspended the candidate in connection with the performance of any professional or business activity

The members of the Board of Directors and the Fiscal Council presented in this document informed the Company that there were no criminal convictions in CVM administrative proceeding or any other legal or administrative conviction that has suspended their ability or unqualified them to perform any professional or business activity.

12.6. Percentage of participation in meetings held in the last term

❖       Board of Directors

Effective member	Number of meetings held by the Board of Directors after taking office	% of participation of effective member in the meetings
Frederico Pinheiro Fleury Curado¹	2	100%

¹ Mr. Frederico Pinheiro Fleury Curado took office on January 3, 2022

❖       Fiscal Council

Effective member	Number of meetings held by the Fiscal Council after taking office	% of participation of effective member in the meetings
Flávio César Maia Luz	11	100%
Geraldo Toffanello	11	100%

Mr. Nilson Martiniano Moreira was not an effective member of the Fiscal Council in the period shown in the table.

12.7. Information about the members of statutory committees, the audit committee, the risk committee, the finance committee and the compensation committee, even if such committees or structures are not established by the Bylaws

Mr. Frederico Pinheiro Fleury Curado, effective member of the Company’s Board of Directors, is also part of the People and Strategy Committees, as well as part of the Conduct Committee.

The candidates for the positions on the Fiscal Council do not have a position in any other body or committee of the Company or its subsidiaries.

12.8. Percentage of participation of the members of statutory committees, the audit committee, the risk committee, the finance committee and the compensation committee, in the meetings held by the respective body in the same period, which occurred after tenure in office

People Committee
Effective member	Number of meetings held by the People Committee after taking office	% of participation of the effective member in the meetings
Frederico Pinheiro Fleury Curado²	2	100%

² Mr. Frederico Pinheiro Fleury Curado took office on January 3, 2022

Strategy Committee
Effective member	Number of meetings held by the Strategy Committee after taking office	% of participation of the effective member in the meetings
Frederico Pinheiro Fleury Curado³	0	-

³ Mr. Frederico Pinheiro Fleury Curado took office on February 23, 2022

12.9. Marital relationship, stable union or kinship up to the second degree between:

  the Company’s managers

None.

  (i) the Company’s officers and directors and (ii) the officers and directors of any of the Company’s subsidiaries, whether direct or indirect

None.

  (i) the Company’s or its subsidiaries’ officers and directors, whether direct or indirect and (ii) the Company’s direct or indirect controlling shareholders

Not applicable.

  (i) the Company’s officers and directors, and (ii) the officers and directors of any of the Company’s controlling shareholders, whether direct or indirect

None.

12.10.  Work or employment or service provision relationships, or other subordination relationships in the past three full years, tying any of registrant’s directors and officers to:

  any of the Company’s direct or indirect subsidiaries, except those in which the issuer holds, directly or indirectly, the entire share capital

None.

  any of the Company’s direct or indirect controlling shareholders

None.

  if material, any supplier, customer, debtor or creditor of the Company, its subsidiary or controlling shareholders or the subsidiaries of any of the foregoing

Exhibit VI – Information about the management compensation, under the terms of item 13 of the Reference Form

13 - Management Compensation

13.1. Describe the compensation policy or practice for the Board of Directors, Statutory and Non-Statutory Executive Officers, Fiscal Council, statutory committees and risk, financial, compensation and audit committees, addressing the following aspects:

  Purpose of the compensation policy or practice, informing if the compensation policy was formally adopted, body responsible for approving it, date of the approval and, if the issuer publicly discloses the policy, where the document can be found in the internet

The purpose of Ultrapar’s Executive Compensation Policy is to establish compensation principles and criteria for the Company’s managers, ensuring the application of a competitive compensation strategy alianed with the best market practices and the interests of Ultrapar’s shareholders and other stakeholders.

The main objectives of such policy and practices adopted by Ultrapar to govern compensation of its management bodies include (i) to align executives’ and shareholders’ interests based on a philosophy of shared risks and rewards; (ii) to cause goals to converge on the Company’s long-term goals and sustainability; (iii) to foster autonomy and accountability, recognizing distinguished performance and reinforcing meritocracy; and (iv) to be competitive vis-à-vis the relevant market, enabling attraction and retention of the best professionals to manage the Company. In line with these principles, Ultrapar embraces a competitive compensation plan that includes use of financial, operational and value creation metrics to establish variable compensation targets, benefits in line with market practices, and a long-term share-based incentive program.

Ultrapar’s Executive Compensation Policy was approved by the Board of Directors on December 04, 2019 and amended on December 2, 2020, and on February 23, 2022, after analysis and review by the People Committee. The document is available at ri.ultra.com.br, under the ‘Governance / Bylaws, Codes and Policies’ section.

  Compensation breakdown
  Description and purpose of each compensation component

Board of Directors

  Fixed compensation:
  Fixed fees: a monthly amount as approved by the General Shareholders’ Meeting, intended to compensate for the responsibility and complexity inherent to the position, attempting to maintain levels compatible with the compensation of board members of Ultrapar’s peer companies. The Chairman and Vice-Chairman shall earn higher amounts than the other members because of the higher responsibility inherent to their positions.
  Fees for participation in statutory committees: a monthly amount equivalent to one-third of Directors’ monthly fixed fees. Directors acting as committee coordinators shall earn a monthly amount equivalent to 50% of Directors’ monthly fixed fees. If a Director is appointed to more than one committee, the monthly compensation amount shall be limited to 50% of a Director’s fixed fees, regardless of the position held in the Board of Directors. The Chairman of the Board of Directors shall not be entitled to additional compensation for participation in committees.
  In addition to the fees, the Company shall bear the respective social security contributions, where applicable.
  Variable compensation: members of the Board of Directors are not be eligible for variable compensation.

Fiscal Council

  Fixed compensation:
  Fixed fees: a monthly amount as approved by the General Shareholders’ Meeting, intended to compensate for the responsibility and complexity inherent to the position of member of the Fiscal Council, taking market benchmarks parameters into account, provided it is not 10% lower than the average monthly salary attributed to the Statutory Executive Officers. The Chairman shall earn higher amounts than the other members because of the higher responsibility inherent to the position.
  In addition to the fees, the Company shall bear the respective social security contributions, where applicable.
  Variable compensation: members of the Fiscal Council are not be eligible for variable compensation.

Statutory Executive Officers

  Fixed compensation:
  Salary: a monthly amount paid as compensation for the responsibility and complexity inherent to the position and for each professional’s individual contribution and experience, attempting to maintain levels compatible with those of peer companies.
  Direct and indirect benefits: the Statutory Executive Officers’ fixed compensation also includes social security contributions, vacation bonus, holiday bonus, healthcare, group life insurance and medical checkup, among others. The purpose of the direct and indirect benefits is to follow market practices and recognize individual contributions.
  Variable compensation:
  Short term: an annual amount paid to align the interests of the executives with those of the Company in the pursuit and attainment of results. This amount shall be pegged to financial and non-financial goals, aligned in any case with the Company’s Strategic Plan as approved by the Board of Directors. As of 2022, executive officers shall consider at least 1/3 of the individual goals (or 10% of total) related to ESG purposes.
  Stock-based compensation: Ultrapar has since 2003 adopted stock-based compensation to foster the Company’s expansion and sustainable results and the attainment of its business goals, sharing value creation as well as the risks inherent to the business and the stock market, and promoting the alignment of the long-term interests of shareholders, managers and employees. Pursuant to the stock plan in force from 2017 up until December 31, 2020, two programs existed to ensure retention of the organization’s key executives and professionals and make a relevant portion of their compensation contingent on shareholder value generation. Upon reviewing the Corporate Executive Compensation Policy approved by the Board of Directors in 2020, a program was created with the same purpose as the others, however including some changes in general conditions, specifically the discontinuation of the usufruct of restricted shares. The new terms and conditions defined in the policy have been applied since 2021. Under the review of the Corporate Executive Compensation Policy approved by the Board of Directors in 2020, the new long-term incentive agreements shall include the malus clause, which provides for the retention of the unvested shares upon verification of fraud or material mistakes in the financial statements that benefited the executive officer unlawfully.
  Post-retirement benefit: to encourage long-term savings, Ultrapar has since 2001 offered a set-contribution supplementary pension plan managed by Ultraprev – Associação de Previdência Complementar. According to the plan, each executive’s basic contribution is optional and calculated as a percentage of their salary. Ultrapar matches the basic contribution with an equal amount on behalf of the executive, limited to 11% of the monthly reference salary. Furthermore, in addition to contributions to the FGTS system, Ultrapar established in 2010 and revised in 2018 and 2020 an end-of-career policy intended to prepare executives for severance and to enable a planned and orderly succession process. The amount of the post-retirement benefit arising from this policy consists in potential additional compensation upon severance.

Strategy Committee

  Fixed compensation:
  Committee membership: the members of the Strategy Committee – a management body currently composed only by Directors – are entitled to a monthly amount equivalent to one-third of the Directors’ fees. The Director serving as Committee Coordinator shall receive a monthly amount equivalent to 50% of the Directors’ monthly fees.

Audit and Risk Committee

  Fixed compensation:
  Committee membership: the members of the Audit and Risk Committee – a management body currently composed only by Directors – are entitled to a monthly amount equivalent to one-third of Director’s fees. The Director serving as Committee Coordinator shall receive a monthly amount equivalent to 50% of the Director’s monthly fees.

People Committee

  Fixed compensation:
  Committee membership: the members of the People Committee – a management body currently composed only Directors by – are entitled to a monthly amount equivalent to one-third of the Directors’ fees. The Director serving as Committee Coordinator shall receive a monthly amount equivalent to 50% of the Directors’ monthly fees.

Financial Risks Committee

  Fixed compensation:
  Committee membership: the Financial Risk Committee is composed of the Chief Financial and Investor Relations Officer (“CFO”), the Treasury Officer, the Controlling and SSC Officer and a minimum of two other officers at Ultrapar or its subsidiaries. Members of said committee do not earn any additional compensation for membership in this committee.

Conduct Committee

  Fixed compensation:
  Committee membership: the Conduct Committee is composed of one external member, who acts as Chairman, and of four members of Ultrapar’s management, including the Risk, Compliance and Audit Officer. Committee members, with the exception of the external member, do not earn any additional compensation for membership in this committee. The external member earns monthly compensation based on market practices as compensation for the responsibilities and complexity inherent to the position and for the professional’s individual contributions and experience.

Concerning the past 3 fiscal years, what was each component’s share of total compensation

The following table shows each component’s share of total management compensation in 2021, broken down as per item 13.2.

% of the total compensation paid as
Management Body	Fixed compensation	Variable compensation	Post-retirement benefit	Severance-triggered benefit	Share-based compensation	Total
Board of Directors	100%	0%	0%	0%	0%	100%
Fiscal Council	100%	0%	0%	0%	0%	100%
Statutory Executive Officers	30%	29%	3%	10%	28%	100%
Strategy Committee	100%	0%	0%	0%	0%	100%
Audit and Risks Committee	100%	0%	0%	0%	0%	100%
People Committee	100%	0%	0%	0%	0%	100%
Financial Risks Committee	0%	0%	0%	0%	0%	0%
Conduct Committee	100%	0%	0%	0%	0%	100%

The following table shows each component’s share of total management compensation in 2020, broken down as per Item 13.2.

% of the total compensation paid as
Management Body	Fixed compensation	Variable compensation	Post-retirement benefit	Severance-triggered benefit	Share-based compensation	Total
Board of Directors	100%	0%	0%	0%	0%	100%
Fiscal Council	100%	0%	0%	0%	0%	100%
Statutory Executive Officers	42%	43%	4%	0%	10%	100%
Strategy Committee	100%	0%	0%	0%	0%	100%
Audit and Risks Committee	100%	0%	0%	0%	0%	100%
People Committee	100%	0%	0%	0%	0%	100%
Financial Risks Committee	0%	0%	0%	0%	0%	0%
Conduct Committee	100%	0%	0%	0%	0%	100%

The following table shows each component’s share of total management compensation in 2019, broken down as per Item 13.2.

% of the total compensation paid as
Management Body	Fixed compensation	Variable compensation	Post-retirement benefit	Severance-triggered benefit	Share-based compensation	Total
Board of Directors	100%	0%	0%	0%	0%	100%
Fiscal Council	100%	0%	0%	0%	0%	100%
Statutory Executive Officers	45%	26%	5%	0%	23%	100%
Strategy Committee	100%	0%	0%	0%	0%	100%
Audit and Risks Committee	100%	0%	0%	0%	0%	100%
People Committee	100%	0%	0%	0%	0%	100%
Financial Risks Committee	0%	0%	0%	0%	0%	0%
Conduct Committee	100%	0%	0%	0%	0%	100%

ii.	Calculation and adjustment methodology for each compensation component

Board of Directors

  Fixed compensation: the fixed compensation of members of the Board of Directors is calculated taking into consideration the position’s responsibility and complexity, as well as the market survey of companies of a size, complexity and areas of activities similar to Ultrapar.

Fiscal Council

  Fixed compensation: the fixed compensation of members of the Fiscal Council is reviewed annually, taking into account the compensation paid to the Statutory Executive Officers, and the market survey of companies of a size and complexity similar to Ultrapar. Additional details can be found in item 13.1.b.i. “Description and purpose of each compensation component”.

Statutory Executive Officers

The Statutory Executive Officers’ fixed and short-term variable compensations are set based on reference to the relevant market, applying a methodology to allocate value to positions in line with factors such as required knowledge, problem-solving, and potential impact on results. The sum of the fixed and short-term variable components is intended to maintain competitiveness relative to the relevant market, if the agreed targets are reached 100%.

  Fixed compensation: reviewed annually taking market practices into consideration, as identified in salary surveys (considering companies of a size, complexity and areas of activities similar to Ultrapar and its businesses), as well as individual experience and responsibilities evolution. Benefits are aligned with market practices.
  Short-term variable compensation: based on the profit-sharing concept, this component is planned as a salary multiple that varies according to the executive’s level and market reference. It is contingent on the attainment of the Company’s financial targets (70%) and individual targets (30%), all in line with the Strategic Plan as approved by the Board of Directors. As of 2022, executive officers shall consider at least 1/3 of the individual goals (or 10% of total) related to ESG purposes.
  Stock plan: the amount of shares to be allocated to executives is set annually by the Board of Directors. The amount allocated in 2021 takes into consideration the average share price of the 30 trading days preceding the granting of shares. As of 2022, the new long-term incentive agreements shall include the malus clause, which provides for the retention of the unvested shares upon verification of fraud or material mistakes in the financial statements that benefited the executive officer unlawfully.
  Post-retirement benefit: to encourage long-term savings, Ultrapar has since 2001 offered a set-contribution supplementary pension plan managed by Ultraprev – Associação de Previdência Complementar. According to the plan, each executive’s basic contribution is optional and calculated as a percentage of their salary. Ultrapar matches the basic contribution with an equal amount on behalf of the executive, limited to 11% of the monthly reference salary. Furthermore, in addition to contributions to the FGTS system, Ultrapar established in 2010 and revised in 2018 and 2020 an end-of-career policy intended to prepare executives for severance and to enable a planned and orderly succession process. The amount of the post-retirement benefit arising from this policy consists in potential additional compensation upon severance.

People Committee

  Membership compensation: set based on Directors’ fees, which in turn are based on market assessment of Ultrapar’s peer companies.

Strategy Committee

  Membership compensation: set based on Directors’ fees, which in turn are based on market assessment of Ultrapar’s peer companies.

Audit and Risks Committee

  Membership compensation: set based on Directors’ fees, which in turn are based on market assessment of Ultrapar’s peer companies.

Financial Risks Committee

  Membership compensation: members of the Financial Risks Committee do not earn additional compensation for membership.

Conduct Committee

  Membership compensation: members of the Conduct Committee, with the exception of the external member, do not earn additional compensation for membership. The external member earns compensation based on market practices, as discussed above.

  Reasons supporting the composition of the compensation

The Company’s compensation strategy combines short- and long-term elements, and fixed and variable components that are balanced based on the principles of interests’ alignment and competitive compensation. The aim is to retain executives, encourage superior performance, and provide appropriate compensation in line with the responsibilities assigned thereto and the value they create for the Company and its shareholders.

    The existence of non-compensated members and supporting reasons

All members of the Company’s Board of Directors, Statutory Executive Officers and advisory committees to the Board of Directors earn compensation. Regarding the Fiscal Council, all effective members are compensated. The alternate members do not receive compensation, as they do not hold the positions or exercise any activity in the Company.

Except for the Conduct Committee’s external member, the other members of said Committee and the members of the Financial Risks Committee do not earn additional compensation from the Company or its controlled companies for membership, as it is understood that the compensation received in the original position of each member already includes participation in other management bodies.

  Key performance indicators considered for the determination of each compensation component
  Fixed compensation: the position’s responsibilities and complexity, the professional’s experience and market practices.
  Short-term variable compensation: (i) annually, EBITDA and operating cash flow targets are set for each business and Ultrapar, in line with the Strategic Plan approved by the Board of Directors, and (ii) individual goals, the majority of which are tangible and associated with the business’s operating and commercial performance, people development, and project execution, among other objectives, are similarly in line with the Strategic Plan as approved by the Board of Directors.
  Stock plan: performance evolution over time and expected contribution to the Company’s value creation. According to the stock plan in force since 2017, three programs exist, one tied exclusively to executives’ period of permanence with the Company, and the other two covering two equal tranches: one for retention, contingent on continued ties with the Company, and the other contingent on the attainment of financial targets previously set by the Board of Directors. Share grants in 2021 were set based on economic value-added (EVA®), in line with the Company’s Strategic Plan.
  Post-retirement benefit: not tied to performance indicators.

  How compensation is structured to reflect the evolution of performance indicators
  Fixed compensation: based on periodical assessment of capability, ability and aptitude.
  Short-term variable compensation: evolves according to the advancement of the Company’s results, and ranges from zero to 141% of the planned amount.
  Stock plan: the potential benefit associated with the stock plan will be earned as executives remain with the Company in the long run and commit to sustained value creation. The tranche associated with the Company’s performance target is contingent on attainment of the target set, as described in item 13.1.c.

  How the compensation policy or practices aligns with the issuer’s short, medium and long-term interests

Ultrapar’s compensation policy and practices are intended to provide short and long-term alignment with the interests of shareholders and with the Company’s sustainability. Short and long-term variable compensation, which make up a significant portion of total compensation, is tied to growth targets for results and economic value-added, in line with shareholders’ interests. Variable compensation also directs professional focus to consistency with the Strategic Plan as approved by the Board of Directors. Short-term compensation is contingent on annual growth rates for financial results and priority matters for the Company (through individual targets). To strengthen this commitment, as of 2022, executive officers shall consider at least 1/3 of the individual goals (or 10% of total) related to ESG purposes. The stock plan turns executives into shareholders of the company and is a strong element for aligning long-term interests.

     Existence of compensation supported by subsidiaries, controlled companies, or directly or indirectly controlling companies

The entire compensation of the Company’s Statutory Executive Officers has been supported by subsidiaries or controlled entities in the past three fiscal years because of the activities they carry out as executive managers thereof. For a breakdown of amounts supported by each subsidiary or controlled entity and the nature of such payments see item “13.15. Amounts recognized in the results of the Company’s directly or indirectly controlling companies, companies under shared control and subsidiaries, as compensation to the members of the Company’s Board of Directors, the Fiscal Council or the Statutory Executive Officers”.

  Existence of compensation or benefits tied to the occurrence of specific corporate events, such as transfer of the issuer’s controlling equity stake

The long-term incentive programs granted until 2020 do not provide for compensation or benefit subject to corporate events. As of 2021, in conformity with the version of the Corporate Executive Compensation Policy approved by the Board of Directors on December 2, 2020, such compensation or benefit is possible.

  Practices and procedures adopted by the Board of Directors to set the individual compensation of the Board of Directors and Statutory Executive Officers, indicating:
  The issuer’s bodies and committees that take part in the decision-making process, identifying in what way they participate
  Criteria and methodology used to set individual compensation, indicating if there are studies for verifying market practices and if positive, the criteria for comparison and coverage of these studies
  How often and in what manner does the Board of Directors review the suitability of the issuer’s compensation policy

Ultrapar carries out annual studies and analyses of the Administration’s compensation under the purview of the People Committee, which also reviews the parameters and the guidelines of the Corporate Executive Compensation Policy and other benefits allocated to managers. After making changes as needed, Committee prepares compensation proposals for submission to the Board of Directors.

The Company’s studies aim to ensure the competitiveness of the compensation for the Board of Directors and the Statutory Executive Officers and adopt market surveys as a benchmarking parameter for its practices, including, in this universe, peer companies to Ultrapar (considering origin of capital, size, complexity, activity and reputation for compensation practices).

13.2 - Total compensation recognized to the members of the Board of Directors, the Statutory Executive Officers and the Fiscal Council

Projected compensation for the fiscal year 2022 – Annual value (in thousands of Brazilian Reais, except for number of members)
	Board of Directors	Statutory Executive Officers	Fiscal Council	TOTAL
Total number of members	10.00	7.00	6.00	23.00
Number of compensated members	10.00	7.00	3.00	20.00
Annual fixed compensation	10,290.0	19,058.5	806.1	30,154.7
Salary	8,190.0	14,282.5	806.1	23,278.6
Direct and indirect benefits	0.0	1,636.6	0.0	1,636.6
Participation in committees	2,100.0	0.0	0.0	2,100.0
Others	0.0	3,139.4	0.0	3,139.4
Description of other fixed compensation	Does not include provision for social charges that are the employer's onus, as specified in the Ofício Circular/CVM/SEP/2022.	Does not include provision for social charges that are the employer's onus, as specified in the Ofício Circular/CVM/SEP/2022.	Does not include provision for social charges that are the employer's onus, as specified in the Ofício Circular/CVM/SEP/2022.
Variable compensation	0.0	21,627.2	0.0	21,627.2
Bonus	0.0	0.0	0.0	0.0
Profit sharing	0.0	21,627.2	0.0	21,627.2
Compensation for the participation in meetings	0.0	0.0	0.0	0.0
Commission	0.0	0.0	0.0	0.0
Others	0.0	0.0	0.0	0.0
Description of other variable compensation
Post-retirement benefit	0.0	1,571.1	0.0	1,571.1
Benefits due to the interruption in the exercise of the position	0.0	1,197.9	0.0	1,197.9
Stock-based compensation (including options)	0.0	20,365.2	0.0	20,365.2
Note	Number of members determined as specified in the Ofício Circular/CVM/SEP/2022.	Number of members determined as specified in the Ofício Circular/CVM/SEP/2022.	Number of members determined as specified in the Ofício Circular/CVM/SEP/2022.
Total compensation	10,290.0	63,819.9	806.1	74,916.0

Compensation recognized for the fiscal year 2021 – Annual value (in thousands of Brazilian Reais, except for number of members)
	Board of Directors	Statutory Executive Officers	Fiscal Council	TOTAL
Total number of members	11.00	6.22	6.00	23.22
Number of compensated members	11.00	6.22	3.00	20.22
Annual fixed compensation	10,680.6	14,684.7	758.0	26,123.4
Salary	8,509.0	11,196.4	758.0	20,463.5
Direct and indirect benefits	0.0	1,086.2	0.0	1,086.2
Participation in committees	2,171.6	0.0	0.0	2,171.6
Others	0.0	2,402.2	0.0	2,402.2
Description of other fixed compensation	Does not include provision for social charges that are the employer's onus, as specified in the Ofício Circular/CVM/SEP/2022.	Does not include provision for social charges that are the employer's onus, as specified in the Ofício Circular/CVM/SEP/2022.	Does not include provision for social charges that are the employer's onus, as specified in the Ofício Circular/CVM/SEP/2022.
Variable compensation	0.0	14,297.4	0.0	14,297.4
Bonus	0.0	0.0	0.0	0.0
Profit sharing	0.0	14,297.4	0.0	14,297.4
Compensation for the participation in meetings	0.0	0.0	0.0	0.0
Commission	0.0	0.0	0.0	0.0
Others	0.0	0.0	0.0	0.0
Description of other variable compensation
Post-retirement benefit	0.0	1,260.5	0.0	1,260.5
Benefits due to the interruption in the exercise of the position	0.0	4,978.3	0.0	4,978.3
Stock-based compensation (including options)	0.0	14,061.0	0.0	14,061.0
Note	Number of members determined as specified in the Ofício Circular/CVM/SEP/2022.	Number of members determined as specified in the Ofício Circular/CVM/SEP/2022.	Number of members determined as specified in the Ofício Circular/CVM/SEP/2022.
Total compensation	10,680.6	49,282.0	758.0	60,720.7

Compensation recognized for the fiscal year 2020 – Annual value (in thousands of Brazilian Reais, except for number of members)
	Board of Directors	Statutory Executive Officers	Fiscal Council	TOTAL
Total number of members	10.33	6.75	6.00	23.08
Number of compensated members	10.33	6.75	3.00	20.08
Annual fixed compensation	9,297.0	16,040.3	669.2	26,006.4
Salary	7,177.5	12,230.5	669.2	20,077.2
Direct and indirect benefits	0.0	1,258.9	0.0	1,258.9
Participation in committees	2,119.5	0.0	0.0	2,119.5
Others	0.0	2,550.8	0.0	2,550.8
Description of other fixed compensation	Does not include provision for social charges that are the employer's onus, as specified in the Ofício Circular/CVM/SEP/2022.	Does not include provision for social charges that are the employer's onus, as specified in the Ofício Circular/CVM/SEP/2022.	Does not include provision for social charges that are the employer's onus, as specified in the Ofício Circular/CVM/SEP/2022.
Variable compensation	0.0	16,326.2	0.0	16,326.2
Bonus	0.0	0.0	0.0	0.0
Profit sharing	0.0	16,326.2	0.0	16,326.2
Compensation for the participation in meetings	0.0	0.0	0.0	0.0
Commission	0.0	0.0	0.0	0.0
Others	0.0	0.0	0.0	0.0
Description of other variable compensation
Post-retirement benefit	0.0	1,598.1	0.0	1,598.1
Benefits due to the interruption in the exercise of the position	0.0	0.0	0.0	0.0
Stock-based compensation (including options)	0.0	3,892.8	0.0	3,892.8
Note	Number of members determined as specified in the Ofício Circular/CVM/SEP/2022.	Number of members determined as specified in the Ofício Circular/CVM/SEP/2022.	Number of members determined as specified in the Ofício Circular/CVM/SEP/2022.
Total compensation	9,297.0	37,857.3	669.2	47,823.5

Compensation recognized for the fiscal year 2019 – Annual value (in thousands of Brazilian Reais, except for number of members)
	Board of Directors	Statutory Executive Officers	Fiscal Council	TOTAL
Total number of members	9.42	7.00	6.00	22.42
Number of compensated members	9.42	7.00	3.00	19.42
Annual fixed compensation	7,736.3	17,517.3	627.1	25,880.6
Salary	6,316.8	12,233.9	627.1	19,177.7
Direct and indirect benefits	0.0	2,673.0	0.0	2,673.0
Participation in committees	1,419.5	0.0	0.0	1,419.5
Others	0.0	2,610.4	0.0	2,610.4
Description of other fixed compensation	Does not include provision for social charges that are the employer's onus, as specified in the Ofício Circular/CVM/SEP/2022.	Does not include provision for social charges that are the employer's onus, as specified in the Ofício Circular/CVM/SEP/2022.	Does not include provision for social charges that are the employer's onus, as specified in the Ofício Circular/CVM/SEP/2022.
Variable compensation	0.0	10,175.9	0.0	10,175.9
Bonus	0.0	0.0	0.0	0.0
Profit sharing	0.0	10,175.9	0.0	10,175.9
Compensation for the participation in meetings	0.0	0.0	0.0	0.0
Commission	0.0	0.0	0.0	0.0
Others	0.0	0.0	0.0	0.0
Description of other variable compensation
Post-retirement benefit	0.0	1,941.8	0.0	1,941.8
Benefits due to the interruption in the exercise of the position	0.0	0.0	0.0	0.0
Stock-based compensation (including options)	0.0	9,015.8	0.0	9,015.8
Note	Number of members determined as specified in the Ofício Circular/CVM/SEP/2022.	Number of members determined as specified in the Ofício Circular/CVM/SEP/2022.	Number of members determined as specified in the Ofício Circular/CVM/SEP/2022.
Total compensation	7,736.3	38,650.9	627.1	47,014.2

13.3. - Variable compensation recognized in fiscal years 2019, 2020 and 2021 and estimated compensation for fiscal year 2022 of the Board of Directors, Fiscal Council and Statutory Executive Officers

	Board of Directors	Fiscal Council	Statutory Executive Officers	Total
(in thousands of Brazilian Reais, except for number of members)

Number of members 2019	9.42	6.00	7.00	22.42
Number of compensated members 2019¹	0.00	0.00	7.00	7.00
Bonus:
Minimum under the compensation plan	N/A	N/A	N/A	N/A
Maximum under the compensation plan	N/A	N/A	N/A	N/A
Provided under the compensation plan assuming target attainment	N/A	N/A	N/A	N/A
Profit-sharing:
Minimum under the compensation plan	N/A	N/A	Zero	Zero
Maximum under the compensation plan²	N/A	N/A	28,022.90	28,022.90
Provided under the 2019 compensation plan assuming target attainment	N/A	N/A	19,121.00	19,121.00
Effectively recognized amount in 2019	N/A	N/A	10,175.90	10,175.90

¹ Considers only members to whom variable compensation has been allocated, as specified in Ofício Circular/CVM/SEP/ 2022

² Regarding the portion related to the individual performance, the evaluation is performed between 80% and 120% of the goals achieved.. Concerning the economic performance element, evaluation tracks value creation targets as measured by EVA. Maximum compensation is calculated based on attainment of 200% of economic value-added targets and 120% of individual targets

	Board of Directors	Fiscal Council	Statutory Executive Officers	Total
(in thousands of Brazilian Reais, except for number of members)

Number of members 2020	10.33	6.00	6.75	23.08
Number of compensated members 2020¹	0.00	0.00	6.75	6.75
Bonus:
Minimum under the compensation plan	N/A	N/A	N/A	N/A
Maximum under the compensation plan	N/A	N/A	N/A	N/A
Provided under the compensation plan assuming target attainment	N/A	N/A	N/A	N/A
Profit-sharing:
Minimum under the compensation plan	N/A	N/A	Zero	Zero
Maximum under the compensation plan²	N/A	N/A	23,392.90	23,392.90
Provided under the 2020 compensation plan assuming target attainment	N/A	N/A	16,554.70	16,554.70
Effectively recognized amount in 2020	N/A	N/A	16,326.17	16,326.17

¹ Considers only members to whom variable compensation has been allocated, as specified in Ofício Circular/CVM/SEP/ 2022

2 Regarding the portion related to the individual performance, the evaluation is performed between 80% and 120% of the goals achieved. Concerning the portion related to the economic performance, the evaluation considers the EBITDA and Operational Cash Flow goals. The maximum compensation is calculated based on 150% of the economic performance goals and 120% of the individual goals

	Board of Directors	Fiscal Council	Statutory Executive Officers	Total
(in thousands of Brazilian Reais, except for number of members)
Number of members 2021	11.00	6.00	6.22	23.22
Number of compensated members 2021¹	0.00	0.00	6.22	6.22
Bonus:
Minimum under the compensation plan	N/A	N/A	N/A	N/A
Maximum under the compensation plan	N/A	N/A	N/A	N/A
Provided under the compensation plan assuming target attainment	N/A	N/A	N/A	N/A
Effectively recognized amount	N/A	N/A	N/A	N/A
Profit-sharing:
Minimum under the compensation plan	N/A	N/A	Zero	Zero
Maximum under the compensation plan²	N/A	N/A	21,580.55	21,580.55
Provided under the 2021 compensation plan assuming target attainment	N/A	N/A	15,305.35	15,305.35
Effectively recognized amount in 2021	N/A	N/A	14,297.44	14,297.44

¹ Considers only members to whom variable compensation has been allocated, as specified in Ofício Circular/CVM/SEP/ 2022

2 Regarding the portion related to the individual performance, the evaluation is performed between 80% and 120% of the goals achieved. Concerning the portion related to the economic performance, the evaluation considers the EBITDA and Operational Cash Flow goals. The maximum compensation is calculated based on 150% of the economic performance goals and 120% of the individual goals

	Board of Directors	Fiscal Council	Statutory Executive Officers	Total
(in thousands of Brazilian Reais, except for number of members)
Estimated number of members 2022	10.00	3.00	7.00	20.00
Estimated number of compensated members 2022¹	0.00	0.00	7.00	7.00
Bonus:
Minimum under the compensation plan	N/A	N/A	N/A	N/A
Maximum under the compensation plan	N/A	N/A	N/A	N/A
Provided under the compensation plan assuming target attainment	N/A	N/A	N/A	N/A
Effectively recognized amount	N/A	N/A	N/A	N/A
Profit-sharing:
Minimum under the compensation plan	N/A	N/A	Zero	Zero
Maximum under the compensation plan²	N/A	N/A	30,494.30	30,494.30
Provided under the 2022 compensation plan assuming target attainment	N/A	N/A	21,627.17	21,627.17

¹ Considers only members to whom variable compensation has been allocated, as specified in Ofício Circular/CVM/SEP/ 2022

2 Regarding the portion related to the individual performance, the evaluation is performed between 80% and 120% of the goals achieved. Concerning the portion related to the economic performance, the evaluation considers the EBITDA and Operational Cash Flow goals. The maximum compensation is calculated based on 150% of the economic performance goals and 120% of the individual goals

13.4. - Concerning the stock-based compensation plan for the Board of Directors and Statutory Executive Officers, in force in the previous fiscal year and estimated for the ongoing fiscal year, describe:

  General terms and conditions

Ultrapar has since 2003 adopted a stock plan under which the executive has the beneficial ownership of shares held in treasury, after which the ownership of the shares is effectively transferred, for periods of 5 to 7 years, provided that the relationship between the executive and the Company or its subsidiaries has not been interrupted. Said plan made its latest grants in 2017, and the vesting periods end in 2024.

At the Annual and Extraordinary General Shareholders’ Meeting held on April 19, 2017, Ultrapar’s shareholders approved a new stock-based incentive plan, which establishes the terms and general conditions for granting common shares issued by the Company held as treasury stock which may or may not involve awarding usufruct over any portion thereof for subsequent transfer of ownership for periods from 3 to 6 years, to officers or staff of the Company   or   of   its   subsidiaries.   The   information   with   respect   to   stock-based   compensation   included in this compensation plan reflects both plans.

The volume of shares and the beneficiary executives are determined by the Board of Directors, based on the People Committee’s recommendation. There is no mandatory annual compensation required. The number of shares to be used shall be subject to the availability of such shares in Treasury and shall be limited to 1% of the equity capital on the date of the plan’s approval, which, corresponded to 11,128,102 shares.

The members of the Board of Directors are not eligible as beneficiaries of the stock plan.

Ultrapar does not have an active stock option ownership plan.

  Primary purposes of the plan

The primary purposes of the Company’s stock-based incentive plans are as follows: (i) to encourage the Company’s expansion and sustainable results and attainment of its business targets, fostering alignment of the long-term interests of shareholders, managers and employees; and (ii) to reinforce the ability to effectively attract, retain and motivate highly qualified executives and employees.

Additional details are provided in items: Item 13.1.b. “Compensation Breakdown”, Item 13.1.c. “Main performance indicators used to determine each compensation component”, Item 13.1.d. “How compensation is structured to reflect evolving performance indicators”, and Item 13.1.e. “How the compensation policy or practice aligns with the issuer’s short, medium and long-term interests”.

  How the plan contributes to achievement of these purposes

See Item 13.1.b. “Compensation Breakdown”, Item 13.1.c. “Main performance indicators used to determine each compensation component”, Item 13.1.d. “How compensation is structured to reflect evolving performance indicators”, and Item 13.1.e. “How the compensation policy or practice aligns with the issuer’s short-, medium- and long-term interests”.

  How the plan fits into the issuer’s compensation policy

See Item 13.1.b. “Compensation Breakdown”, Item 13.1.c. “Main performance indicators used to determine each compensation component”, Item 13.1.d. “How compensation is structured to reflect evolving performance indicators”, and Item 13.1.e. “How the compensation policy or practice aligns with the issuer’s short-, medium- and long-term interests”.

  How the plan aligns the short, medium and long-term interests of the managers and the issuer

See Item 13.1.b. “Compensation Breakdown”, Item 13.1.c. “Main performance indicators used to determine each compensation component”, Item 13.1.d. “How compensation is structured to reflect evolving performance indicators”, and Item 13.1.e. “How the compensation policy or practice aligns with the issuer’s short-, medium- and long-term interests”.

     Maximum number of shares considered

The total number of shares to be awarded under the stock plan is subject to the presence of such shares held in treasury, and limited to 1% of the shareholders’ equity on the date of the plan’s approval, which, corresponded to 11,128,102 shares. For information on shares already awarded to the Company’s statutory executive officers, see Item 13.5. “Shares plan – information on shares awarded to Statutory Executive Officers”.

  Maximum number of options to be awarded

Not applicable.

  Conditions for acquisition of shares

Shares are awarded to executives in quantities previously set by the Board of Directors. Considering the two plans approved by the Company’s General Shareholders' Meeting held in 2003 and 2017, these shares shall remain as treasury shares for a period from three to seven years, during which executives may or may not enjoy usufruct rights over the shares. Securing full title over the shares depends on the completion of the period above and the maintenance of the executive’s ties with the Company or its subsidiaries during the period at hand.

Furthermore, performance shares may be granted, conveyance of which shall be contingent on the attainment of the Company’s financial targets over the duration of the vesting period. These shares are not subject to usufruct rights. The financial targets involved are previously set by the Board of Directors; the 2019 award of shares stipulated return on invested capital (ROIC) targets, whereas since 2020 the targets have been set based on economic value-added (EVA®).

     Criteria for setting the acquisition or exercise price

Not applicable.

     Criteria for setting the exercise period

Not applicable.

  Settlement method

Not applicable.

     Restrictions to the transfer of shares

Shares are awarded to executives in quantities previously set by the Board of Directors. Considering the two plans approved by the Company’s General Meeting in 2003 and 2017, these shares shall remain as treasury shares for a period from three to seven years, during which executives may or may not enjoy usufruct rights over the shares. After this period and the conveyance of full title to the executives, shares may be freely traded. See 13.5. “Stock plan – information on shares awarded to Statutory Executive Officers”.

The conveyance of title over performance shares awarded shall be contingent on the attainment of the Company’s financial goals over the course of the vesting period. If the targets previously set by the Board of Directors are not met, title over the performance shares shall not be conveyed. Only after the effective conveyance (vesting) of shares, may executives trade in them.

As of 2022, the new long-term incentive agreements shall include the malus clause, which provides for the retention of the unvested shares upon verification of fraud or material mistakes in the financial statements that benefited the executive officer unlawfully.

  Criteria and events which, upon verification, will trigger suspension, modification or cancellation of the plan

Under the stock plan, beneficiaries may be awarded common share representing a maximum of 1% of the Company’s shareholders’ capital on the date of approval of the shares plan by the General Meeting, which corresponded to 11,128,102 common shares. This amount may be adjusted for any share bonuses, splits or reverse splits.

  Effects of the withdrawal of a manager from the Company’s bodies on their rights under the stock compensation plan

Conveyance of full title over the shares is contingent on the non-interruption of ties between the executive and the Company or its subsidiaries for the duration of the period set forth in each agreement.

In the event of severance due to retirement, shall be conveyed to the executive, at a percentage share proportional to the vesting period run until severance, full title over restricted shares which has not yet been conveyed, but which usufruct, if applicable, may have been stablished. The same proportional concept shall apply to the performance shares, as long as the financial target has been attained. According to the policy review conducted in 2020 and effective from 2021, the same rule shall apply to terminations without cause.

In the event of permanent disability or death of the beneficiary, title over all restricted and performance shares awarded shall be conveyed.

For awards approved on 2021, in the event of corporate dissolution or reorganization resulting in a change in controlling equity stakes of the Company or the subsidiary that the executive is related, vesting will be anticipated and title over all restricted and performance shares shall be conveyed based on the achievement of the target of the referred executive.

13.5. - Stock compensation plan – information on shares granted to Statutory Executive Officers

At the Annual and Extraordinary General Shareholders’ Meeting held on April 19, 2017, Ultrapar’s shareholders approved a new stock-based incentive plan, which establishes the terms and general conditions for granting common shares issued by the Company held as treasury stock which may or may not involve awarding usufruct over any portion thereof for subsequent transfer of ownership for periods from 3 to 6 years, to officers or staff of the Company   or   of   its   subsidiaries.

The members of the Company’s Board of Directors shall not be eligible for the stock ownership plan. Furthermore, Ultrapar has no stock options awarding plans in place. The tables below summarize information on shares awarded and transferred to Statutory Executive Officers in the last three fiscal years, as well as estimated transfers during the ongoing fiscal year:

2019	Shares awarded		Shares conveyed
Total number of members	7		7
Number of compensated members	5	1	2	2	1
Granted/Transferred date	04/03/2019	09/02/2019	03/05/2019	11/08/2019	12/10/2019
Number of shares	108,444 ¹²	160,000	45,600 ²	40,000 ²	46,668 ²
Price assigned to the shares granted (R$/share)	23.25 ²	16.42	26.08 ²	21.45 ²	25.32 ²
Period for the share effective ownership to be transferred	April-22	September-25	N/A	N/A	N/A
	April-23
	April-24

2020	Shares awarded		Shares conveyed
Total number of members	6.75		6.75
Number of compensated members	6	3	2	1	1
Granted/Transferred date	04/01/2020	09/16/2020	03/05/2020	11/08/2020	12/10/2020
Number of shares	185,808 ³	700,000	45,600 ²	2,262 ²	46,666 ²
Price assigned to the shares granted (R$/share)	12.53	23.03	26.08 ²	38.19 ²	25.32 ²
Period for the share effective ownership to be transferred	April-23	September-26	N/A	N/A	N/A
	April-24
	April-25

2021	Shares awarded		Shares conveyed
Total number of members	6.22		6.22
Number of compensated members	6	2	1	2	1	1	1
Granted/Transferred date	04/07/2021	09/22/2021	03/04/2021	03/05/2021	04/04/2021	11/08/2021	12/10/2021
Number of shares	248,492 ³	400,000	33,334 ²	45,600 ²	10,062 ²	2,262 ²	46,666 ²
Price assigned to the shares granted (R$/share)	21.00	14.17	32.72 ²	26.08 ²	34.35 ²	38.19 ²	25.32 ²
Period for the share effective ownership to be transferred	April-24	September-27	N/A	N/A	N/A	N/A	N/A

2022	Shares conveyed
Total number of members	7.00
Number of compensated members	1	3
Granted/Transferred date	03/04/2022	04/03/2022
Number of shares ¹ ²	33,334	14,238
Price assigned to the shares granted (R$/share)²	32.72	23.25

¹ The same number of shares may be conveyed to the Statutory Executive Officers as performance shares, with conveyance contingent on the attainment of the Company’s economic and financial targets over the vesting period. No usufruct rights may be granted in connection with such shares.

² The number of shares and their price upon awarding have been adjusted ex-post to reflect the 1:2 stock split approved at the Annual and Extraordinary General Meeting held April 10, 2019.

3 The number of performance shares that may be awarded to the Statutory Executive Officers may vary between 0% to 150% of the restricted shares, conveyance of title being contingent upon the attainment of the Company’s economic and financial targets over the vesting period. No usufruct rights may be granted in connection with such shares.

13.6. - Concerning stock options outstanding

Not applicable, Ultrapar does not have a stock option plan.

13.7. - Stock options exercised and shares granted in connection with the stock compensation plan for Statutory Executive Officers

In 2019, (i) usufruct rights were granted over 268,444 shares to Statutory Executive Officers; and (ii) full title over 132,268 shares with usufruct rights granted in 2012 and 2014 conveyed to Statutory Executive Officers.

In 2020, (i) usufruct rights were granted over 885,808 shares to Statutory Executive Officers; and (ii) full title over 94,528 shares with usufruct rights granted in 2014 and 2017 conveyed to Statutory Executive Officers.

In 2021, (i) usufruct rights were granted over 400,000 shares to Statutory Executive Officers; and (ii) full title over 137,924 shares with usufruct rights granted in 2014, 2016, 2017 and 2018.

Ultrapar has no outstanding stock options.

Statutory Executive Officers	2021	2020	2019
Total number of members	6.22	6.75	7
Number of compensated members	4	4	5
Number of shares granted	137,924	94,528	132,268
Weighted average price of the transferred shares (R$/share)	R$ 28.17	R$ 25.99	R$ 24.41
Value gap between the acquisition price and the market value of the acquired shares	R$ 0.00	R$ 0.00	R$ 0.00

13.8. - Information required for the understanding of items 13.5 to 13.7

The price assigned to shares awarded corresponds to the market price of the Company’s share at the time of the award. Prices may be adjusted ex-post, as the case may be, to reflect the 1:2 stock split approved at the Annual and Extraordinary General Shareholders' Meeting held April 10, 2019. As previously reported, Ultrapar does not have a stock options plan in place.

In “Item 13.7. – Stock options exercised and shares awarded in connection with the shares plan for Statutory Officers”, the price assigned to the shares awarded corresponds to the book value of treasury shares, as specified in CVM/SEP’s Ofício Circular of 2022.

13.9. - Number of shares or quotas and other securities convertible into shares or quotas issued by the Company directly or indirectly held, in Brazil or abroad, by controlling shareholders, controlled companies or companies under common control, whether directly or indirectly, by members of the Board of Directors, by Statutory Executive Officers or by members of the Fiscal Council, broken down by corporate body:

The table below shows the number of shares directly or indirectly held by the current members of the Board of Directors and the Fiscal Council, or by Statutory Executive Officers as of December 31, 2021.

	Total number of shares	%
Board of Directors	24,954,590	2.24%
Direct ownership	1,853,127	0.17%
Indirect ownership	23,101,463	2.07%
Fiscal Council	3,800	0.00%
Direct ownership	3,800	0.00%
Indirect ownership	-	0.00%
Statutory Executive Officers	2,486,350	0.22%
Direct ownership¹	2,460,250	0.22%
Indirect ownership	26,100	0.00%
Total	27,444,740	2.46%
Shares representing the capital	1,115,107,683	100.0%
¹ Includes shares over which usufruct rights have been granted to Statutory Executive Officers

The table does not contemplate changes in Ultrapar’s stock ownership since December 31, 2021.

The incumbent members of the Board of Directors and Fiscal Council, and Statutory Executive Officers do not hold equity stakes in subsidiaries or shared-controlled entities.

13.10. - Pension plans of the members of the Board of Directors and Statutory Executive Officers

Management Body	Board of Directors	Statutory Executive Officers
Total number of members	11	6.22
Number of compensated members[1]	0	6.22
Name of the plan	N/A	ULTRAPREV – Associação de Previdência Complementar Set Contribution Plan
Number of members meeting retirement requirements[2]	N/A	1
Conditions for early retirement	N/A	- 55 years of age
		- Minimum 5 years’ employment with the sponsor
		- Minimum 5 years’ plan membership
		- Severance of employment ties with the sponsor
Adjusted amount of accumulated contributions to the pension plan until the end of the last fiscal year, reduced by the portion related to contributions made directly by the members³ (in thousands of Reais)	N/A	10,684.63
Accumulated total amount of the contributions made during the last fiscal year, reduced by the portion related to contributions made directly by managers (in thousands of Reais)	N/A	1,260.49
Possibility and conditions for early redemption	N/A	The plan includes an option of redemption upon termination of employment, even if not all conditions for retirement are met

¹ Only considers members under the retirement plan, as specified in CVM/SEP’s Ofício Circular of 2022.

[2] Managers who meet the conditions of age, period of employment and period of participation in the plan. Termination of employment is required for retirement.

[3] Total amount of contributions made by the sponsor since affiliation with the plan, plus return.

13.11 – Maximum, minimum and average compensation of the Board of Directors, Fiscal Council and Statutory Executive Officers

Annual value (in thousands of Brazilian Reais, except for number of members)

	Statutory Executive Officers			Board of Directors			Fiscal Council
	12/31/2021	12/31/2020	12/31/2019	12/31/2021	12/31/2020	12/31/2019	12/31/2021	12/31/2020	12/31/2019
Total number of members	6.22	6.75	7.00	11.00	10.33	9.42	6.00	6.00	6.00
Number of compensated members	6.22	6.75	7.00	11.00	10.33	9.42	3.00	3.00	3.00
Highest individual compensation (Reais)	16,115,758.13	14,103,869.84	10,918,856.77	2,014,166.67	1,800,000.00	1,740,600.00	244,800.00	251,866.67	249,166.67
Lowest individual compensation (Reais)	4,153,438.02	4,111,266.32	3,098,204.90	799,166.67	720,000.00	504,500.00	218,566.66	208,648.00	148,857.00
Average individual compensation (Reais)	7,920,326.14	5,608,488.74	5,521,550.29	970,965.91	899,709.68	737,006.37	252,683.33	223,054.22	273,585.56

Note

Statutory Executive Officers
12/31/2021	The lowest compensation does not include members who did not remain in the position for 12 months.
12/31/2020	The lowest compensation does not include members who did not remain in the position for 12 months.
12/31/2019	The lowest compensation does not include members who did not remain in the position for 12 months.

Board of Directors
12/31/2021	The lowest compensation does not include members who did not remain in the position for 12 months.
12/31/2020	The lowest compensation does not include members who did not remain in the position for 12 months.
12/31/2019	The lowest compensation does not include members who did not remain in the position for 12 months.

Fiscal Council
12/31/2021	The lowest compensation does not include members who did not remain in the position for 12 months.
12/31/2020	The lowest compensation does not include members who did not remain in the position for 12 months.
12/31/2019	The lowest compensation does not include members who did not remain in the position for 12 months.

13.12. - Agreements, insurance policies or other instruments that provide for management compensation or indemnification mechanisms in the event of removal from position or retirement

In addition to contributions to the FGTS system, Ultrapar in 2010 implemented a planned retirement policy that has been superseded by and replaced with the end-of-career policy reviewed by the People Committee on 04/20/2018 and amended on 08/10/2020. Its purpose is to prepare executives for severance and structure succession plans within the organization. Application of the policy is discretionary and the amount of the resulting post-retirement benefits consists in potential additional compensation upon termination at the company’s initiative equivalent to 0.5 to 1.0 monthly salary per year of employment with the company, up to a ceiling of nine monthly salaries. The condition precedent is a minimum of five years’ engagement with the company and meeting the requirements for retirement via the INSS or Ultra Group’s supplementary pension scheme.

The company has in place liability policies for directors and officers (D&O) to indemnify the members of the Board of Directors, of Fiscal Council, and Officers and executives of Ultrapar and its subsidiaries (“Insured Parties”) up to an upper limit of US$ 80 million, in exchange for an average annual premium of R$ 4.6 million.

The policy covers indemnity for damages to third parties or to the Company arising from action or omission associated with the Insured Parties’ job performance, including any claims filed against them, even if the action, omission or claim arises from willful misconduct. Since 2018, the D&O policy has also provided for reimbursement to Contracted Parties of fines and penalties in civil and administrative proceedings bargains, except where in connection with willful misconduct.

13.13. - Percentage of the overall compensation payable to each body recognized in the Company’s results related to members of the Board of Directors or the Fiscal Council, or Statutory Executive Officers who are related parties of the controlling shareholders

Ultra S.A. is currently the main individual shareholder of the company, with approximately 25% of the shares issued by Ultrapar. Prior to Ultrapar’s migration to the Novo Mercado corporate governance segment, in 2011, Ultra S.A. was the Company’s controlling shareholder and, as such, executed the agreement for B3 Novo Mercado Listing on August 16, 2011, for the purposes of compliance with the Novo Mercado rules then in force.

The compensation of members of the Board of Directors, the only related parties with Ultra S.A., as percentage of the total compensation paid to these the bodies in question was 37% in 2019, 35% in 2020 and 48% in 2021.

13.14. - Amounts recognized in the Company’s results as compensation of members of the Board of Directors, the Fiscal Council or Statutory Executive Officers, grouped by corporate body, for any reason other than the respective positions held by such members

Members of the Board of Directors or of the Fiscal Council, or Statutory Executive Officers earned no compensation other than that associated with the positions held in the Company or its subsidiaries.

13.15. - Amounts recognized in the results of the Company’s direct or indirect controlling companies, companies under common control and subsidiaries, as compensation to the members of the Board of Directors, the Fiscal Council or Statutory Executive Officers in 2019, 2020 and 2021

The entire compensation of the Company’s Statutory Executive Officers has been paid by subsidiaries or controlled entities for the roles they play as managers thereof. The entire compensation of the Board of Directors and Fiscal Council is paid by the Company directly.

Statutory Executive Officers - 2019
(In thousands of Reais)	Companhia Ultragaz S.A.	Ipiranga Produtos de Petróleo S.A.	Empresa Carioca de Produtos Químicos S.A.	Oxiteno S.A. Indústria e Comércio	Ultracargo Logística S.A.	Imifarma Prod. Farm. Cosméticos S.A.	Total
Annual fixed compensation	5,738.2	4,737.7	888.4	3,018.5	1,744.2	1,390.2	17,517.3
Salary	3,128.1	3,940.6	697.5	2,363.5	1,156.3	948.0	12,233.9
Direct and indirect benefits	1,889.0	148.8	0.0	70.3	338.2	226.8	2,673.0
Others	721.2	648.3	191.0	584.7	249.8	215.5	2,610.4
Variable compensation	3,485.8	3,127.6	455.7	1,236.2	1,109.6	761.1	10,175.9
Profit sharing	3,485.8	3,127.6	455.7	1,236.2	1,109.6	761.1	10,175.9
Others	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Post-retirement benefits	1,092.8	386.7	0.0	235.1	175.9	51.3	1,941.8
Benefits due to the interruption in the exercise of the position	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Stock-based compensation	6,881.2	612.6	0.0	472.1	70.4	979.5	9,015.8
Total compensation	17,198.1	8,864.6	1,344.1	4,961.9	3,100.2	3,182.0	38,650.9

Statutory Executive Officers - 2020
(In thousands of Reais)	Ultrapar Participações S.A.	Companhia Ultragaz S.A.	Ipiranga Produtos de Petróleo S.A.	Empresa Carioca de Produtos Químicos S.A.	Oxiteno S.A. Indústria e Comércio	Ultracargo Logística S.A.	Imifarma Prod. Farm. Cosméticos S.A.	Total
Annual fixed compensation	6,592.4	1,486.1	2,739.6	888.4	1,261.2	1,816.2	1,256.3	16,040.3
Salary	5,229.7	1,034.0	2,325.0	697.5	811.1	1,320.0	813.3	12,230.5
Direct and indirect benefits	301.6	230.5	64.6	0.0	228.1	239.6	194.6	1,258.9
Others	1,061.1	221.7	350.0	191.0	222.1	256.7	248.3	2,550.8
Variable compensation	7,218.6	1,577.0	1,949.5	1,237.8	1,439.5	1,936.0	967.7	16,326.2
Profit sharing	7,218.6	1,577.0	1,949.5	1,237.8	1,439.5	1,936.0	967.7	16,326.2
Others	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Post-retirement benefits	677.9	159.0	296.1	0.0	212.0	161.1	92.0	1,598.1
Benefits due to the interruption in the exercise of the position	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Stock-based compensation	407.7	889.1	1,192.7	0.0	483.4	376.8	543.1	3,892.8
Total compensation	14,896.6	4,111.3	6,177.8	2,126.3	3,396.1	4,290.2	2,859.1	37,857.3

Statutory Executive Officers - 2021
(In thousands of Reais)	Ultrapar Participações S.A.	Companhia Ultragaz S.A.	Ipiranga Produtos de Petróleo S.A.	Empresa Carioca de Produtos Químicos S.A.	Oxiteno S.A. Indústria e Comércio	Ultracargo Logística S.A.	Total
Annual fixed compensation	7,067.8	1,557.4	2,392.2	882.1	1,119.8	1,665.5	14,684.7
Salary	5,286.7	1,176.7	1,780.8	738.5	858.8	1,255.0	11,196.4
Direct and indirect benefits	492.8	134.6	230.9	0.0	94.1	133.8	1,086.2
Others	1,188.3	246.1	380.5	143.6	167.0	276.7	2,402.2
Variable compensation	7,205.0	1,365.0	2,130.6	971.8	1,130.1	1,495.0	14,297.4
Profit sharing	7,205.0	1,365.0	2,130.6	971.8	1,130.1	1,495.0	14,297.4
Others	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Post-retirement benefits	617.1	118.6	212.1	0.0	168.8	143.9	1,260.5
Benefits due to the interruption in the exercise of the position	4,978.3	0.0	0.0	0.0	0.0	0.0	4,978.3
Stock-based compensation	9,124.5	1,112.5	1,787.8	0.0	725.0	1,311.2	14,061.0
Total compensation	28,992.8	4,153.4	6,522.7	1,853.9	3,143.7	4,615.5	49,282.0

13.16. - Other information deemed relevant by the issuer

Pursuant to CVM/SEP’s Ofício Circular of 2022, as of 2020 we ceased to report social charges paid by employer as manager compensation information. We provide, next, the amount of these charges in 2022 (forecast), 2021, 2020 and 2019:

The numbers are in thousands of Reais.

Year	Board of Directors	Statutory Executive Officers	Fiscal Council	Total of social charges

2022 (forecast)	2,058.0	11,507.4	161.2	13,726.6
2021	2,003.3	9,189.1	151.6	11,344.0
2020	1,861.7	6,572.6	133.8	8,568.1
2019	1,551.8	6,241.2	125.4	7,918.5

The Company has no other information that it deems relevant to report.

Power of Attorney

Through the intermediary of this private instrument, [Shareholder], [nationality], [civil status], [occupation], bearer of the identity document, number [•] [issuing entity], resident and domiciled at [full address] or [legal entity duly incorporated in accordance with the laws of [•], with its head offices at [•], enrolled at the Taxpayer Register under number [•]] (“Principal”), nominates and constitutes as [his/her/its] attorney-in-fact: ANDRÉ BRICKMANN ARENO, Brazilian, married, lawyer, national identity card RG nr. 26.827.808-8, issued by SSP/SP, with professional identity card OAB/SP nr. 147926-1 and enrolled at the Taxpayers Register CPF/ME under nr. 247.847.158-08; DENIZE SAMPAIO BICUDO, Brazilian, single, lawyer, national identity card RG nr. 32.308.230-0, issued by SSP/SP, professional identity card OAB/SP nr. 239.515 and enrolled at the Taxpayers Register CPF/ME under nr. 220.578.448-03; TOMAS KIM, Brazilian, single, lawyer, national identity RG nr. 47.448.435-X, issued by SSP/SP, professional identity card OAB/SP under nr. 343.600 and enrolled at the Taxpayers Register CPF/ME under nr. 370.355.218-28; and ELISA MARIANO SILVA, Brazilian, married, lawyer, national identity card RG nr. 16.868.058, issued by SSP/MG, professional identity card OAB/MG nr. 156.640, and enrolled at the Taxpayers Register CPF/ME under nr. 102.526.416-98 with powers, acting individually and independently of the order of nomination, to represent the Principal as holder of [•] ([number of shares in words]) common shares issued by ULTRAPAR PARTICIPAÇÕES S.A., a publicly-traded company registered in the corporate tax register (CNPJ/ME) under number 33.256.439/0001-39, with corporate headquarters at Brigadeiro Luís Antônio avenue, nr. 1.343, 9th floor, in the City and State of São Paulo (“Company”), in the Annual and Extraordinary General Shareholders’ Meeting to be held at 2:00 p.m. (Brazil time), on April, 13, 2022, as a digital-only meeting, signing the Shareholders’ Presence Register of the Company and the minutes of the Annual and Extraordinary General Shareholders’ Meeting for the specific purpose of voting in strict conformity with the following guidance:

In Annual General Shareholders’ Meeting:

(1) Analysis and approval of the report and accounts of the Management, as well as the financial statements for the fiscal year ended on December 31, 2021, together with the report from the Independent Auditors and the report from the Fiscal Council.

In Favor	Against	Abstention
[ ]	[ ]	[ ]

        Mark with an X in the box of your choice above.

(2) Allocation of the net income for the fiscal year ended on December 31, 2021.

In Favor	Against	Abstention
[ ]	[ ]	[ ]

        Mark with an X in the box of your choice above.

(3) Establishment of the Management’s global compensation.

In Favor	Against	Abstention
[ ]	[ ]	[ ]

         Mark with an X in the box of your choice above.

(4) Election of the members of the Fiscal Council and their respective alternates given the request for installation of the Fiscal Council made by a shareholder representing more than 2% (two percent) of the voting shares issued by the Company, pursuant to Law 6,404/76 and CVM Instruction 324/00:

Effective Members	Alternate Members
Flávio Cesar Maia Luz	Márcio Augustus Ribeiro
Geraldo Toffanello	Pedro Ozires Predeus
Nilson Martiniano Moreira	Sandra Regina de Oliveira

In Favor	Against	Abstention
[ ]	[ ]	[ ]

         Mark with an X in the box of your choice above.

(5) Establishment of the compensation of the members of the Fiscal Council for the term of office that begins in April 2022.

In Favor	Against	Abstention
[ ]	[ ]	[ ]

         Mark with an X in the box of your choice above.

In Extraordinary General Shareholders’ Meeting:

(1) Change of the number of members that integrate the Board of Directors.

In Favor	Against	Abstention
[ ]	[ ]	[ ]

         Mark with an X in the box of your choice above.

(2) Election of member of the Board of Directors.

In Favor	Against	Abstention
[ ]	[ ]	[ ]

         Mark with an X in the box of your choice above.

(3) Resolution on the following amendment to the Company’s Bylaws, as detailed in the Management Proposal disclosed to the market on this date:

(a) change in the percentage of independent members of the Board of Directors;

In Favor	Against	Abstention
[ ]	[ ]	[ ]

         Mark with an X in the box of your choice above.

(b)              change in the composition of the advisory committees of the Board of Directors;

In Favor	Against	Abstention
[ ]	[ ]	[ ]

         Mark with an X in the box of your choice above.

(c)              adaptation of the statutory devices applicable to the Audit and Risks Committee, in order to adapt it to the requirements of CVM Resolution 23/21; and

In Favor	Against	Abstention
[ ]	[ ]	[ ]

         Mark with an X in the box of your choice above.

(d)              reduction of the percentage of net income to be allocated to the payment of mandatory dividends to shareholders, with the consequent adjustment in the percentage to be allocated to the investment reserve.

In Favor	Against	Abstention
[ ]	[ ]	[ ]

         Mark with an X in the box of your choice above.

(4) Ratification on the change in the number of common shares into which the Company’s capital stock is divided due to the partial exercise of the rights conferred by the subscription warrants issued by the Company as of the approval of the merger of shares issued by Imifarma Produtos Farmacêuticos e Cosméticos S.A. by the Company, approved by the Extraordinary General Shareholders Meeting held on January 31, 2014.

In Favor	Against	Abstention
[ ]	[ ]	[ ]

         Mark with an X in the box of your choice above.

(5) Approval of the consolidation of the Bylaws, in order to reflect the changes proposed in the items above.

In Favor	Against	Abstention
[ ]	[ ]	[ ]

         Mark with an X in the box of your choice above.

The attorneys-in-fact hereby nominated have no right or obligation whatsoever to take any other measures in the name of the Principal not expressly provided for in this instrument or which are necessary to its exact fulfillment.

This power of attorney, which may be delegated in full or partially, shall be valid for the aforementioned Annual and Extraordinary General Shareholders’ Meeting, whether installed upon the first convening notice or upon the second convening notice.

The present instrument is valid until April 14, 2022.

[day] [month] 2022.

[Shareholder]

DISTANCE VOTING BALLOT
Annual General Meeting (AGM) - ULTRAPAR PARTICIPACOES S.A. to be held on 04/13/2022

Shareholder's Name
Shareholder's CNPJ or CPF
E-mail
Instructions on how to cast your vote

This ballot for the Annual General Meeting (“AGM”) should be completed if the shareholder chooses to exercise their voting rights remotely pursuant to CVM Instruction 481/09. In this event, it is mandatory that the foregoing fields are completed with the name (or corporate name) in full of the shareholder and the Corporate or Individual number in the tax register (CNPJ/ME and CPF/ME respectively), as well as an e-mail address for eventual contact.

For this voting ballot to be valid and the votes cast included in the quorum for the AGM, the following instructions should be followed:

•   The fields of this ballot should be completed accordingly;

•   Every page in this ballot should be initialed;

•   At the end, the shareholder or their legal representative(s), as the case may be and pursuant to the prevailing legislation, should sign the ballot.

Once the ballot and required documentation are received by the Company, the Company shall notify, within 3 (three) business days, the shareholder of their receipt and acceptance or request its correction, pursuant to CVM Instruction 481/09.

The ballot and other substantiating documents shall be filed at the Company in up to 7 days prior to the date of the AGM, that is by April 6, 2022. Any ballots received by the Company after that date shall be disregarded.

The “AEGM Manual”, sometimes referred to in this ballot, is available to the shareholders at the Company’s corporate headquarters, in its website (ri.ultra.com.br) and the websites of the Securities and Exchange Commission – CVM (www.cvm.gov.br) and B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br).

Instructions for sending your ballot, indicating the delivery process by sending it directly to the Company or through a qualified service provider
The shareholder choosing to exercise their voting rights remotely may:

A. Send the ballot directly to the Company

For this purpose, they should submit the following documents:

•   Original copy of this ballot duly completed with every page initialed and signed at the end according to the instructions for completion described above;

•   Certified copy of the following documents:

Individuals:

(i) ID card with the shareholder’s photograph (RG, RNE (foreigner’s ID), CNH (driver’s license), passport or ID issued by an officially recognized professional class);

(ii) in the case of an attorney-in-fact, ID document with a photograph of the same and a power of attorney.

Legal entities:

(i) consolidated corporate bylaws or articles of association and corporate acts providing evidence as to the powers to represent the shareholder (minutes of election of the officers and/or power of attorney);

(ii) ID card with the representative’s photograph (RG, RNE (foreigner’s ID), CNH (driver’s license), passport or ID issued by an officially recognized professional class);

(iii) in the case of an attorney-in-fact, ID document with a photograph of the same and a power of attorney.

Investment funds:

The shareholders constituted as investment funds shall deliver to the Company, within the term stipulated under item (a) above:

(i) evidence of the capacity of a manager of the investment fund granted to an individual or legal entity to represent it at the general meeting or who has granted powers to the attorney-in-fact;

(ii) the corporate act of the manager, if a legal entity, granting powers to the representative to participate in the general meeting or to whom the power-of-attorney has been granted; and

(iii) should the representative or attorney-in-fact be a legal entity, the same documents as in line

(ii) of this item relative to them.

B. Exercising voting rights through service providers

The shareholder that chooses to exercise voting rights remotely through service providers shall contact their custodians or securities registry institution for the Company’s shares, whether or not their shares are deposited with a central depositary, pursuant to compliance with their rules for transmission of the shareholder’s voting instructions.

DISTANCE VOTING BALLOT
Annual General Meeting (AGM) - ULTRAPAR PARTICIPACOES S.A. to be held on 04/13/2022

For further information, please see the AEGM Manual available in ri.ultra.com.br.

Postal and e-mail address to send the distance voting ballot, if the shareholder chooses to deliver the document directly to the company / Instructions for meetings that allow electronic system's participation, when that is the case.

Address: Brigadeiro Luís Antônio avenue, 1343, 8th floor, Bela Vista, CEP (zip code) 01317-910 São Paulo/SP – Brazil

To the attention of the “Gerência de Relações com Investidores” (Investor Relations Department)

E-mail: Invest@ultra.com.br

If preferred, the shareholder may send electronic copies of this ballot and the documents to the

Company’s e-mail address by April 6, 2022.

Indication of the institution hired by the company to provide the registrar service of securities, with name, physical and electronic address, contact person and phone number

Banco Bradesco S.A

Departamento de Ações e Custódia (Securities and Custody Department)

Address: Núcleo Cidade de Deus, Yellow building, 2nd floor, Vila Yara, Osasco

CEP (zip code) 06029-900

Osasco/SP – Brazil

Shareholder service channels:

Telephone: 0800 701-1616

Business days from 8:00 a.m. to 5:00 p.m (BRT)

E-mail: dac.acecustodia@bradesco.com.br

Resolutions concerning the Annual General Meeting (AGM)

1. Analysis and approval of the report and accounts of the Management, as well as the financial statements for the fiscal year ended on December 31, 2021, together with the report from the Independent Auditors and the opinion from the Fiscal Council

[   ] Approve [  ] Reject [   ] Abstain

2. Allocation of the net income for the fiscal year ended on December 31, 2021 [ ] Approve [ ] Reject [ ] Abstain
3. Establishment of the Management’s global compensation [ ] Approve [ ] Reject [ ] Abstain
Election of the fiscal council by candidate - Total members to be elected: 3
4. Nomination of candidates to the fiscal council (the shareholder may nominate as many candidates as there are seats to be filled in the general election).
Flávio Cesar Maia Luz / Márcio Augustus Ribeiro
[ ] Approve [ ] Reject [ ] Abstain
Geraldo Toffanello / Pedro Ozires Predeus
[ ] Approve [ ] Reject [ ] Abstain
Nilson Martiniano Moreira / Sandra Regina de Oliveira
[ ] Approve [ ] Reject [ ] Abstain
5. Considering the item above, the establishment of the compensation of the members of the Fiscal Council for the term of office that begins in April 2022.

DISTANCE VOTING BALLOT
Annual General Meeting (AGM) - ULTRAPAR PARTICIPACOES S.A. to be held on 04/13/2022

[ ] Approve [ ] Reject [ ] Abstain
City :
Date :
Signature :
Shareholder's Name :
Phone Number :

DISTANCE VOTING BALLOT

Extraordinary General Meeting (EGM) - ULTRAPAR PARTICIPACOES S.A. to be held on  04/13/2022

Shareholder's Name
Shareholder's CNPJ or CPF
E-mail

Instructions on how to cast your vote

This ballot for the Extraordinary General Meeting (“EGM”) should be completed if the shareholder chooses to exercise their voting rights remotely pursuant to CVM Instruction 481/09. In this event, it is mandatory that the foregoing fields are completed with the name (or corporate name) in full of the shareholder and the Corporate or Individual number in the tax register (CNPJ/ME and CPF/ME respectively), as well as an e-mail address for eventual contact.

For this voting ballot to be valid and the votes cast included in the quorum for the EGM, the following instructions should be followed:

•   The fields of this ballot should be completed accordingly;

•   Every page in this ballot should be initialed;

•   At the end, the shareholder or their legal representative(s), as the case may be and pursuant to the prevailing legislation, should sign the ballot.

Once the ballot and required documentation are received by the Company, the Company shall notify, within 3 (three) business days, the shareholder of their receipt and acceptance or request its correction, pursuant to CVM Instruction 481/09.

The ballot and other substantiating documents shall be filed at the Company in up to 7 days prior to the date of the EGM, that is by April 6, 2022. Any ballots received by the Company after that date shall be disregarded.

The “AEGM Manual”, sometimes referred to in this ballot, is available to the shareholders at the Company’s corporate headquarters, in its website (ri.ultra.com.br) and the websites of the Securities and Exchange Commission – CVM (www.cvm.gov.br) and B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br).

Instructions for sending your ballot, indicating the delivery process by sending it directly to the Company or through a qualified service provider

The shareholder choosing to exercise their voting rights remotely may:

A. Send the ballot directly to the Company

For this purpose, they should submit the following documents:

•   Original copy of this ballot duly completed with every page initialed and signed at the end according to the instructions for completion described above;

•   Certified copy of the following documents:

Individuals:

(i)   ID card with the shareholder’s photograph (RG, RNE (foreigner’s ID), CNH (driver’s license), passport or ID issued by an officially recognized professional class);

(ii)  in the case of an attorney-in-fact, ID document with a photograph of the same and a power of attorney.

Legal entities:

(i)  consolidated corporate bylaws or articles of association and corporate acts providing evidence as to the powers to represent the shareholder (minutes of election of the officers and/or power of attorney);

(ii)  ID card with the representative’s photograph (RG, RNE (foreigner’s ID), CNH (driver’s license), passport or ID issued by an officially recognized professional class);

(iii)  in the case of an attorney-in-fact, ID document with a photograph of the same and a power of attorney.

Investment funds:

The shareholders constituted as investment funds shall deliver to the Company, within the term stipulated under item (a) above:

(i)  evidence of the capacity of a manager of the investment fund granted to an individual or legal entity to represent it at the general meeting or who has granted powers to the attorney-in-fact;

(ii)   the corporate act of the manager, if a legal entity, granting powers to the representative to participate in the general meeting or to whom the power-of-attorney has been granted; and

(iii)   should the representative or attorney-in-fact be a legal entity, the same documents as in line

(ii) of this item relative to them.

B. Exercising voting rights through service providers

The shareholder that chooses to exercise voting rights remotely through service providers shall contact their custodians or securities registry institution for the Company’s shares, whether or not their shares are deposited with a central depositary, pursuant to compliance with their rules for transmission of the shareholder’s voting instructions.

DISTANCE VOTING BALLOT

Extraordinary General Meeting (EGM) - ULTRAPAR PARTICIPACOES S.A. to be held on 04/13/2022 transmission of the shareholder’s voting instructions. For further information, please see the AEGM Manual available in ri.ultra.com.br.

Postal and e-mail address to send the distance voting ballot, if the shareholder chooses to deliver the document directly to the company / Instructions for meetings that allow electronic system's participation, when that is the case.

Address: Brigadeiro Luís Antônio avenue, 1343, 8th floor, Bela Vista, CEP (zip code) 01317-910 São Paulo/SP – Brazil

To the attention of the “Gerência de Relações com Investidores” (Investor Relations Department) E-mail: Invest@ultra.com.br

If preferred, the shareholder may send electronic copies of this ballot and the documents to the Company’s e-mail address by April 6, 2022.

Indication of the institution hired by the company to provide the registrar service of securities, with name, physical and electronic address, contact person and phone number

Banco Bradesco S.A

Departamento de Ações e Custódia (Securities and Custody Department) Address: Núcleo Cidade de Deus, Yellow building, 2nd floor, Vila Yara, Osasco CEP (zip code) 06029-900

Osasco/SP – Brazil

Shareholder service channels: Telephone: 0800 701-1616

Business days from 8:00 a.m. to 5:00 p.m (BRT). E-mail: dac.acecustodia@bradesco.com.br

Resolutions concerning the Extraordinary General Meeting (EGM)
1. Change of the number of members that integrate the Board of Directors [ ] Approve [ ] Reject [ ] Abstain
2. Election of member of the Board of Directors [ ] Approve [ ] Reject [ ] Abstain

3. Resolution on the following amendment to the Companys Bylaws, as detailed in the Management Proposal disclosed to the market on this date:

(a) change in the percentage of independent members of the Board of Directors [ ] Approve [ ] Reject [ ] Abstain

[ ] Approve [   ] Reject [   ] Abstain

4. Resolution on the following amendment to the Companys Bylaws, as detailed in the Management Proposal disclosed to the market on this date:

(b) change in the composition of the advisory committees of the Board of Directors

[ ] Approve [   ] Reject [   ] Abstain

5. Resolution on the following amendment to the Companys Bylaws, as detailed in the Management Proposal disclosed to the market on this date:

(c) adaptation of the statutory devices applicable to the Audit and Risks Committee, in order to adapt it to the requirements of CVM Resolution 23/21

[ ] Approve [   ] Reject [   ] Abstain

DISTANCE VOTING BALLOT

Extraordinary General Meeting (EGM) - ULTRAPAR PARTICIPACOES S.A. to be held on 04/13/2022

6. Resolution on the following amendment to the Companys Bylaws, as detailed in the Management Proposal disclosed to the market on this date:

(d) reduction of the percentage of net income to be allocated to the payment of mandatory dividends to shareholders, with the consequent adjustment in the percentage to be allocated to the investment reserve

[ ] Approve [   ] Reject [   ] Abstain

7. Ratification on the change in the number of common shares into which the Company’s capital stock is divided due to the partial exercise of the rights conferred by the subscription warrants issued by the Company as of the approval of the merger of shares issued by Imifarma Produtos Farmacêuticos e Cosméticos S.A. by the Company, approved by the Extraordinary General Shareholders Meeting held on January 31, 2014

[ ] Approve [   ] Reject [   ] Abstain

8. Approval of the consolidation of the Bylaws, in order to reflect the changes proposed in the items above [ ] Approve [ ] Reject [ ] Abstain

City :
Date :
Signature :
Shareholder's Name :
Phone Number :

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2022

ULTRAPAR HOLDINGS INC.
By: /s/ Rodrigo de Almeida Pizzinatto
Name: Rodrigo de Almeida Pizzinatto
Title: Chief Financial and Investor Relations Officer

(Explanatory Note, Shareholders’ Meeting Manual, Remote voting form – Annual General Shareholders’ Meeting and Remote voting form – Extraordinary Shareholders’ Meeting)